VARIABLE ANNUITY ACCOUNT B

ING Life Insurance and Annuity Company

Supplement Dated April 28, 2006
To the Prospectus and Contract Prospectus Summary dated April 28, 2006

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans
Producers' Deferred Compensation Plan and Producers' Incentive Savings Plan

This supplement relates to the Producers' Deferred Compensation Plan and the Producers' Incentive Savings Plan (the "Plans") for career agents and certain brokers of Aetna Life Insurance Company and ING Life Insurance and Annuity Company. The Plans have met the criteria allowing for the reduction or elimination of certain charges under the contract. The Company will not deduct a maintenance fee or an early withdrawal charge under the contract. See "Fees."

ING Life Insurance and Annuity Company

and its

Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

Supplement dated April 28, 2006

This supplement updates certain information contained in your current variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus, Contract Prospectus Summary and SAI.

NOTICE OF FUND SUBSTITUTIONS

ING Life Insurance and Annuity Company (the "Company") and Variable Annuity Account B (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds managed by expert third party asset managers will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns that it has identified in its due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance and well-publicized investigations, claims and regulatory actions and the corresponding negative publicity.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Fidelity® VIP Growth Portfolio (Initial Class)	ING FMR^SM Earnings Growth Portfolio (Class I)
AIM V.I. Capital Appreciation Fund (Series I)	
AIM V.I. Growth Fund (Series I)	
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING FMR^SM Equity Income Portfolio (Class I)
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)	ING Lord Abbett Affiliated Portfolio (Class I)
Pioneer Equity Income VCT Portfolio (Class I)	ING Pioneer Equity Income Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)	ING Pioneer Fund Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)	ING Pioneer High Yield Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)	ING Pioneer Mid Cap Value Portfolio (Class I)
AIM V.I. Core Equity Fund (Series I)	ING UBS U.S. Large Cap Equity Portfolio (Class I)
AIM V.I. Premier Equity Fund (Series I)	
Fidelity® VIP Overseas Portfolio (Initial Class)	ING VP Index Plus International Equity Portfolio (Class S)

Important Information about the Proposed Substitutions.

- Prior to the effective date of the substitutions you will receive another supplement which will indicate the effective date of the substitutions, provide you with further details about each Substitute Fund and reiterate your rights related to the substitutions. You will also receive a prospectus or one-page summary for each of the Substitute Funds, if you have not already received one.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, all amounts you have allocated to a subaccount which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your account value immediately before the substitutions will equal your account value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund.
- The investment objective and policies of each Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund.

Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement.

CONTRACT PROSPECTUS - APRIL 28, 2006

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment, and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code). The contracts were formerly sold as both group contracts and employer-owned individual contracts.

Why Reading this Prospectus is Important. Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents ... page 3

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. You do not invest directly in or hold shares of the funds. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 10, in Appendix IV to this prospectus, "Fund Descriptions" and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options.
▷ Guaranteed Accumulation Account
▷ Fixed Plus Account
▷ Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Getting Additional Information. You may obtain the April 28, 2006 Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing to us at the address listed in the "Questions: Contacting the Company" section of this prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) web site, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-5850 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75996. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-133151. The SAI table of contents is listed on page 40 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The Funds

AIM V.I. Capital Appreciation Fund (Series I)*	ING MFS Capital Opportunities Portfolio (Initial Class)	ING Wells Fargo Mid Cap Disciplined Portfolio (Class S)
AIM V.I. Core Equity Fund (Series I)*	ING MFS Total Return Portfolio (Class S)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
Calvert Social Balanced Portfolio	ING MFS Utilities Portfolio (Class S)	ING VP Balanced Portfolio, Inc. (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Neuberger Berman Partners Portfolio (Service Class)	ING VP Financial Services Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING OpCap Balanced Value Portfolio (Service Class)	ING VP Global Science and Technology Portfolio (Class I)
Fidelity® VIP Growth Portfolio (Initial Class)	ING Oppenheimer Global Portfolio (Initial Class)	ING VP Growth and Income Portfolio (Class I)
Fidelity® VIP Overseas Portfolio (Initial Class)	ING Oppenheimer Main Street Portfolio® (Class S)	ING VP Growth Portfolio (Class I)
Franklin Small Cap Value Securities Fund (Class 2)	ING Oppenheimer Strategic Income Portfolio (Initial Class)	ING VP Index Plus International Equity Portfolio (Class S)
ING AllianceBernstein Mid Cap Growth Portfolio (Class S) [1]	ING PIMCO High Yield Portfolio (Class S)	ING VP Index Plus LargeCap Portfolio (Class I)
ING American Century Large Company Value Portfolio (Service Class)	ING PIMCO Total Return Portfolio (Service Class)	ING VP Index Plus MidCap Portfolio (Class I)
ING American Century Select Portfolio (Initial Class)	ING Pioneer Fund Portfolio (Class I)	ING VP Index Plus SmallCap Portfolio (Class I)
ING American Century Small-Mid Cap Value Portfolio (Service Class) [1]	ING Pioneer High Yield Portfolio (Initial Class)	ING VP Intermediate Bond Portfolio (Class I)
ING Baron Asset Portfolio (Service Class)	ING Pioneer Mid Cap Value Portfolio (Class I)	ING VP International Equity Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (Service Class)	ING Solution 2015 Portfolio (Service Class) [3]	ING VP International Value Portfolio (Class I)
ING Columbia Small Cap Value II Portfolio (Service Class)	ING Solution 2025 Portfolio (Service Class) [3]	ING VP MidCap Opportunities Portfolio (Class I)
ING Davis Venture Value Portfolio (Service Class) [1]	ING Solution 2035 Portfolio (Service Class) [3]	ING VP Money Market Portfolio (Class I)
ING Evergreen Health Sciences Portfolio (Class S)	ING Solution 2045 Portfolio (Service Class) [3]	ING VP Natural Resources Trust
ING FMR^SM Diversified Mid Cap Portfolio (Class S)	ING Solution Income Portfolio (Service Class) [3]	ING VP Real Estate Portfolio (Class I)
ING FMR^SM Earnings Growth Portfolio (Class I)	ING Stock Index Portfolio (Class I)	ING VP Small Company Portfolio (Class I)
ING Fundamental Research Portfolio (Service Class)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)	ING VP SmallCap Opportunities Portfolio (Class I)
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [2]	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	ING VP Strategic Allocation Conservative Portfolio (Class I) [1]
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING T. Rowe Price Equity Income Portfolio (Class S)	ING VP Strategic Allocation Growth Portfolio (Class I)
ING JPMorgan International Portfolio (Initial Class) [1]	ING T. Rowe Price Growth Equity Portfolio (Initial Class)	ING VP Strategic Allocation Moderate Portfolio (Class I) [1]
ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING Templeton Foreign Equity Portfolio (Service Class)	ING VP Value Opportunity Portfolio (Class I)
ING JPMorgan Small Cap Equity Portfolio (Class S)	ING Templeton Global Growth (Class S)	Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
ING Julius Baer Foreign Portfolio (Class S)	ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class) [1]	ING Van Kampen Comstock Portfolio (Service Class)	Oppenheimer Main Street Small Cap Fund®/VA
ING Legg Mason Value Portfolio (Class S)	ING Van Kampen Equity and Income Portfolio (Initial Class)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Lord Abbett Affiliated Portfolio (Class I) [1]	ING Van Kampen Growth and Income Portfolio (Class S)	Pioneer Equity Income VCT Portfolio (Class I)
ING Marsico Growth Portfolio (Class S)	ING Van Kampen Real Estate Portfolio (Class S)	Pioneer Fund VCT Portfolio (Class I)
ING Marsico International Opportunities Portfolio (Class S)		Pioneer High Yield VCT Portfolio (Class I)
		Pioneer Mid Cap Value VCT Portfolio (Class I)
		Wanger Select
		Wanger U.S. Smaller Companies

* Effective May 1, 2006, AIM V.I. Growth Fund and AIM V.I. Premier Equity Fund will merge into AIM V.I. Capital Appreciation Fund and AIM V.I. Core Equity Fund, respectively. There is no further reference to these funds in this prospectus.

(1) This fund has changed its name to the name listed above. See Appendix IV - Fund Descriptions for a complete list of former and current fund names.

(2) Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

(3) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call our Home Office:

ING
USFS Customer Service
Defined Contribution
Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. Generally, the plan sponsor.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 457 plans or non-section 457 plans. For a description of each, see "Taxation - Your Retirement Plan."

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation arrangement (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. For greater detail see "Contract Ownership and Rights."

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). See "Right To Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder may, on your behalf and subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. See "Withdrawals" and "Taxation."

Systematic Distribution Options: If available under your contract, the contract holder may elect on your behalf for you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation: You will not generally pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn (or otherwise made available to you or a beneficiary). Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. Accumulation Phase (accumulating retirement benefits)



Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
(a)
Step 2
(b)
Fixed Interest Options
Variable Annuity Account B
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

STEP 1: You or the contract holder provide the Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the:
(a) Fixed Interest Options; and/or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase (receiving retirement benefits)

The contract offers several payment options. See "The Income Phase." In general, you may:

- ▹ Receive income phase payments over a lifetime or for a specified period;
- ▹ Receive income phase payments monthly, quarterly, semi-annually or annually;
- ▹ Select an option that provides a death benefit to beneficiaries; and
- ▹ Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:

- Maximum Contract Holder Transaction Expenses;
- Annual Maintenance Fee;
- Maximum Separate Account Annual Expenses;
- Total Annual Fund Operating Expenses;
- Hypothetical Examples; and
- Fees Deducted by the Funds.

Also See the "Fees" Section for:

- Early Withdrawal Charge Schedules;
- Redemption Fees;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Premium and Other Taxes; and
- Charges for ING GET Fund.

See "The Income Phase" for:

- Fees during the income phase.

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted*. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1] (as a percentage of amount withdrawn)	5%

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Maintenance Fee

Installment Purchase Payment Accounts	$20.00[2]
Single Purchase Payment Accounts	$0.00

Maximum Separate Account Annual Expenses

(as a percentage of average account value)

Mortality and Expense Risk Charge	1.25%[2]
Administrative Expense Charge	0.25%[3]
Total Separate Account Expenses	1.50%

[2] These charges may be waived, reduced or eliminated in certain circumstances. See "Fees."

[3] We only impose this charge under some contracts. See "Fees."

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.50%

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees including an annual maintenance fee of $20 (converted to a percentage of assets equal to 0.020%), separate account annual expenses, and fund fees and expenses.

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years
$815	$1,464	$2,138	$3,337

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years
$305	$933	$1,587	$3,337

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years
$698	$1,113	$1,555	$2,105

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years
$182	$563	$970	$2,105

*   This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Accounts. The Installment Purchase Payment Accounts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**   This example does not apply if during the income phase a nonlifetime payment option is elected with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters. The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in "Contract Overview - Questions" or by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendices I, II, and III and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account Prospectus my be obtained free of charge at the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

- Choose options appropriate for you. Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals.
- Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- Be informed. Read this prospectus, the fund prospectus, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. We may add, withdraw or substitute investment options, subject to the conditions in the contract and regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. No more than 18 investment options may be selected for your account at any one time. Each subaccount, the Fixed Account, the Fixed Plus Account and each classification of the Guaranteed Accumulation Account selected counts as one option.

Limits Imposed by Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Additional Risks of Investing in the Funds. *(Mixed and Shared Funding)*

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed - bought for annuities and life insurance
▷ Shared - bought by more than one company

Possible Conflicts of Interest. With respect to the funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to the funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase (and under some contracts, during the income phase) the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," or if you are participating in the dollar cost averaging program, after your scheduled transfer. The contracts may restrict how many transfers, if any, are allowed among options during the income phase.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits Imposed by Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

• Increased trading and transaction costs;
• Forced and unplanned portfolio turnover;
• Lost opportunity costs; and
• Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

• Exceeds our current definition of excessive trading, as defined below;
• Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
• Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
• Is determined, in our sole discretion, to be not in the best interests of other contract owners or participants.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and may extend to other Company variable annuity contracts that you own or participate in. It may also be extended to other variable contracts and variable life insurance policies that are issued to you by our affiliates, or that you participate in. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract owner or participant's variable contract or policy, we will also take the following actions, without prior notice:

• Not accept transfer instructions from that organization individual or other party; and
• Not accept preauthorized transfer forms from market timing organizations individuals or other parties acting on behalf of more than one contract owner or participant at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

The Dollar Cost Averaging Program. If available under your plan, you may participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview – Questions: Contacting the Company."

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for deferred compensation plans sponsored by an employer for its employees and/or independent contractors. The plans may be sponsored by:

(1) Non-governmental tax-exempt organizations for deferrals that are subject to Tax Code section 457 (457 Plans);
(2) Tax-exempt organizations for deferrals not subject to Tax Code section 457; or
(3) Taxable organizations.

The types of plans described in (2) and (3) above are referred to as non-section 457 plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of tax-favored deferred compensation arrangements (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract.

(1) The contract holder submits the required forms and application to the Company.
(2) We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to us. If your enrollment is accepted, we establish an account for you under the contract. The contract holder must determine your eligibility to participate in its plan. We are not responsible for such determination.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING VP Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The following purchase payment methods are available:

▷ Continuous payments over time into an installment purchase payment account. Payments to an installment purchase payment account must be at least $100 per month ($1,200 annually). No payment may be less than $25.

▷ Lump-sum transfer from a previous plan into a single purchase payment account, in accordance with our procedures in effect at the time of purchase.

If you participate in a 457(b) plan, the Tax Code places limits on how much of your compensation may be deferred annually. See "Taxation" for further information.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "Fees" and "Appendix III."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1. Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½ (or otherwise able to withdraw amounts from your plan).

2. Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

4. Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representatives. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated under the Contract? All dollars accumulated under the contracts, including contributions attributable to deferred compensation, are part of your employer's general assets and subject to the claims of its general creditors. The plan exclusively governs what benefits are available to you and those benefits are provided from your employer's general assets.

What Rights Do I Have under the Contract? The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

Refunds to Contract Holders. We will produce a refund to the contract holder not later than seven calendar days after we receive the contract and the written notice of cancellation at the address listed in "Contract Overview-Questions: Contacting the Company." The refund will equal amounts contributed to the contract plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

Types of Fees

There are five types of fees or deductions that may affect your account:

I. **Maximum Transaction Fees**
- Early Withdrawal Charge
- Annual Maintenance Fee
- Redemption Fees

II. **Maximum Fees Deducted from the Subaccounts**
- Mortality and Expense Risk Charge
- Administrative Expense Charge

III. **Fund Fees and Expenses**

IV. **Premium and Other Taxes**

V. **Charges for the ING GET U.S. Core Portfolio**

Terms to Understand in Schedules

▷ Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

▷ Purchase Payment Period (also called Deposit Cycle) (for installment purchase payments) - the period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 purchase payments are made. If only 11 purchase payments are made, the Payment period is not completed until the twelfth purchase payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the Fee Table for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. This charge is a percentage of the amount withdrawn. The percentage is determined by the early withdrawal charge schedule that applies to your account. It will never be more than 8.5% of your total purchase payments to your account.

Early Withdrawal Charge Schedules

Installment Purchase Payment Accounts		Single Purchase Payment Accounts	
Purchase Payment Periods or Deposit Cycles Completed	Early Withdrawal Charge	Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%	Fewer than 5	5%
5 or more but fewer than 7	4%	5 or more but fewer than 6	4%
7 or more but fewer than 9	3%	6 or more but fewer than 7	3%
9 or more but fewer than 10	2%	7 or more but fewer than 8	2%
10 or more	0%	8 or more but fewer than 9	1%
		9 or more	0%

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

▷ Used to provide payments to you during the income phase;

▷ Paid because of your death before income phase payments begin;

▷ Paid where your account value is $3,500 or less (or, if applicable, as otherwise allowed by the plan for lump-sum cashout without participant's consent) and no part of the account has been taken as a withdrawal or used to provide income phase payments within the prior 12 months;*

▷ Taken because of the election of a systematic distribution option (if available under your contract), see "Systematic Distribution Options";

▷ Taken when you are 59½ or older, have an installment purchase payment account and have completed at least nine purchase payment periods;

▷ Taken on or after the tenth anniversary of the effective date of the account;

▷ For 457 plans only, withdrawn due to a hardship resulting from an unforeseeable emergency as defined by the Tax Code, and regulations thereunder; or

▷ For contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements, withdrawn due to your separation from service.

* If the contract holder makes a full withdrawal from more than one of the accounts on your behalf, the value of those accounts will be added together to determine eligibility for the $3,500 exemption. This option is not available for contracts where we do not maintain participant accounts or for withdrawals of all accounts under one contract.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

▷ The number of participants under the plan;

▷ The expected level of assets and/or cash flow under the plan;

▷ Our agent's involvement in sales activities;

▷ Our sales-related expenses;

▷ Distribution provisions under the plan;

▷ The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;

▷ The level of employer involvement in determining eligibility for distributions under the contract; and

▷ Our assessment of financial risk to the Company relating to withdrawals.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Waiver of Early Withdrawal Charge (for those contracts that waive these charges upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless, under certain contracts, the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Annual Maintenance Fee

Maximum Amount. $20.00 (This fee only applies to installment purchase payment accounts.)

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and, in some cases, at the time of full withdrawal. It is deducted on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. For certain contracts the maintenance fee is deducted for each asset account maintained under the contract, in which case a maximum of $20 per asset account may be applied.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction, Waiver or Elimination. When the plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

▷ The size, type and nature of the group for which a contract is issued;
▷ The amount of contributions to the contract;
▷ The anticipated level of administrative expenses such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
▷ The number of eligible participants and the program's participation rate.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. We will make any reduction or elimination of this fee according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each funds' prospectus.

II. Maximum Fees Deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccount.

When/How. This fee is deducted daily from the subaccount. We do not deduct this from any fixed interest option. This fee is assessed during the accumulation phase and the income phase. See "The Income Phase - Fees Deducted."

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

▷ The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts.
▷ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses);
▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate, or the number of participants estimated to choose the contract;
▷ The frequency, consistency and method of submitting payments;
▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷ The projected frequency of distributions;
▷ The type and level of other factors that affect the overall administrative expense; and
▷ Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or before November 5, 1984, we reserve the right to charge an administrative expense fee of up to 0.25% annually. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

The administrative expense charge is not imposed on all contracts:

▷ We do not currently impose this charge under any contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements.
▷ For contracts not in the above category, beginning on April 4, 1997 we began to deduct this charge during the accumulation phase only for contracts effective before October 31, 1996 where the number of participants was less than 30 as of November 30, 1996 and the contract holder had chosen not to elect one of the Company's electronic standards for cash collection and application of participant contribution data. However, we do not impose the administrative expense charge for participants under those contracts who enrolled in a group contract or became covered under an individual contract before November 5, 1984.
▷ We do not currently deduct an administrative expense charge during the accumulation phase for any contracts other than those described above.
▷ We do not currently deduct an administrative expense charge during the income phase for any contracts.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The fee is not intended to exceed the average expected cost of administering the contracts. We do not expect to make a profit from this fee.

III. Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

In addition to the types of revenue received from affiliated and unaffiliated funds described below, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets, which are disclosed in each fund prospectus;

- Service fees that are deducted from fund assets, which are disclosed in each fund prospectus; and

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in each fund prospectus.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

• For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the applicable fund prospectus; and

• Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

The following table shows the 9 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2005 in connection with the registered variable annuity contracts issued by the Company:

1.	Fidelity Investments	6.	Franklin Templeton Investments
2.	Oppenheimer Funds	7.	Calvert Funds
3.	Lord Abbett Funds	8.	PIMCO Funds
4.	AIM Investments	9.	Columbia Wanger Asset Management
5.	Pioneer Investments		

Some of the fund families listed above may not have paid any amounts to the Company or its affiliates during 2005 in connection with the registered variable annuity contracts issued by the Company. If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

IV. Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

V. Charges for the ING GET U.S. Core Portfolio

Various series of the ING GET U.S. Core Portfolio may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. If a series is available, it will be described in a supplement to this prospectus at the time it is offered. The supplement will include fee table information about the option.

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

▷ Account dollars directed to the fixed interest options, including interest earnings to date; less
▷ Deductions if any, from the fixed interest options (e.g., withdrawals, fees); plus
▷ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus
▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
▷ The total value of the subaccount units at the preceding valuation; minus
▷ A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account (such as guarantee charges for the ING GET Fund). See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.


$5,000 contribution
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account B
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
||Step 3 ||
Fund A
Fund B

Step 1: An investor contributes $5,000.

Step 2:

A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the New York Stock Exchange (Exchange) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange on that day (normally at 4:00 p.m. Eastern Time). The value of subaccounts may vary day to day.

WITHDRAWALS

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

▷ Early Withdrawal Charge. See "Fees - Early Withdrawal Charge"
▷ Maintenance Fee. See "Fees - Maintenance Fee"
▷ Market Value Adjustment. See "Appendix I"
▷ Redemption Fees. See "Fees - Redemption Fees"
▷ Tax Penalty. See "Taxation"
▷ Tax Withholding. See "Taxation"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview - Questions."

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value (on your behalf) at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan must:

▷ Select the Withdrawal Amount;
(1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account.
(2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees or any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix III.

▷ Select Investment Option (if not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value); and
▷ Properly complete a disbursement form and submit it to the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) as of the next valuation after we receive a request for withdrawal in good order at the address listed in "Contract Overview-Questions: Contacting the Company," or
(2) on such later date as specified on the disbursement form.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what Systematic Distribution Options are available, check with the contract holder or the Company.

The Systematic Distribution Options currently available under the contract include the following:

▷ **SWO - Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the contract.

▷ **ECO - Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year.

Under ECO, we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is available under 457 plans only.

▷ **Other Systematic Distribution Options.** We may add additional Systematic Distribution Options from time to time. You may obtain additional information relating to any of the Systematic Distribution Options from your local representative or by contacting us at the number or address listed in "Contract Overview-Questions: Contacting the Company."

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the Systematic Distribution Options at any time, and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a Systematic Distribution Option is elected, the contract holder may revoke it at any time by submitting a written request to the address listed in "Contract Overview-Questions: Contacting the Company." Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again, until the next calendar year, nor may any other Systematic Distribution Option be elected.

Taxation. Taking a withdrawal through a Systematic Distribution Option or revocation of election of a Systematic Distribution Option may have tax consequences. See "Taxation."

Features of a Systematic Distribution Option

If available under your contract, a Systematic Distribution Option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

DEATH BENEFIT

During the Income Phase. This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

The contract provides a death benefit in the event of your death, which is payable to the contract holder (usually your employer). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process.

1. Following your death, the contract holder (on behalf of your plan beneficiary) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," we will mail payment, unless otherwise requested.

Until proof of death and payment request in good order is received by us, account dollars will remain invested as at the time of your death, and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract and the Tax Code:

▷ Lump-sum payment;
▷ Payment in accordance with any of the available income phase payment options (see "The Income Phase - Payment Options"); or
▷ If the plan beneficiary is your spouse, payment in accordance with an available Systematic Distribution Option. See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

▷ Leaving your account value invested in the contract; or
▷ Under some contracts, leaving your account value on deposit in the Company's general account, and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. See "The Income Phase - Payment Options."

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law. For amounts held in the Guaranteed Accumulation Account (GAA), any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the GAA prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

During the income phase you receive payments from your accumulated account value.

We may have used the following terms in prior prospectuses:

Annuity Phase - Income Phase
Annuity Option - Income Phase Payment Option
Annuity Payment - Income Phase Payment
Annuitization - Initiating Income Phase Payments

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder or you, if permitted by the plan, must notify us in writing of the following:

- Start date;
- Income Phase Payment option (see the income phase payment options table in this section);
- Income Phase Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether variable or fixed payments are selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable income phase payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. If a nonlifetime payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If a 3.5% rate is selected, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview - Questions."

Required Minimum Payment Amounts. The income phase payment option selected must meet the minimum stated in the contract:

▷ A first income phase payment of at least $20; or
▷ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

Fees Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We may also deduct a daily administrative charge from amounts held in the separate account. We currently charge this under some contracts and reserve the right to charge it under all others. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms Used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

	Lifetime Income Phase Payment Options
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit - None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5-20 years or as otherwise specified in the contract. **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** **(a)** This option allows a choice of 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit - None:** All Payments end after the deaths of both annuitants.
Life Income - Two Lives - Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit - Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Cash Refund Option (limited availability - fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit - Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income - Two Lives - Cash Refund Option (limited availability - fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit - Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
	Nonlifetime Income Phase Payment Options
Nonlifetime - Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-sum Payment: If the Nonlifetime - Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional purchase payments are made. See "Fees - Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Lump-sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5 % or 5% assumed net investment rate for variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC , serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors." All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

Bancnorth Investment Group, Inc.
Directed Services, Inc.
Financial Network Investment Corporation
Guaranty Brokerage Services, Inc.
ING America Equities, Inc.
ING Financial Markets LLC
ING Direct Funds Limited
ING DIRECT Securities, Inc.
ING Financial Partners, Inc.
ING Funds Distributor, LLC
Multi-Financial Securities Corporation
PrimeVest Financial Services, Inc.
Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2.5% on transferred assets and asset-based commission ranging up to 0.10%.

In addition, we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

• Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;

• Marketing allowances;

• Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

• Sponsorship payments to support attendance at meetings by registered representatives who sell our products;

• Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;

• Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2005, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1)	Symetra Investment Services, Inc.	14)	Huckin Financial Group, Inc.
2)	SunAmerica Securities, Inc.	15)	A. G. Edwards & Sons, Inc.
3)	Lincoln Investment Planning Inc.	16)	Jefferson Pilot Securities Corporation
4)	Valor Insurance Agency Inc.	17)	Waterstone Financial Group, Inc.
5)	Edward D. Jones & Co., L.P.	18)	Royal Alliance Associates, Inc.
6)	National Planning Corporation	19)	AIG Financial Advisors Inc.
7)	Securities America Inc.	20)	McGinn, Smith & Co., Inc.
8)	Walnut Street Securities, Inc.	21)	NIA Securities, L.L.C.
9)	Cadaret, Grant & Co., Inc.	22)	Financial Network Investment Corporation
10)	Multi-Financial Securities Corporation	23)	Mutual Service Corporation
11)	ING Financial Partners, Inc.	24)	Horan Securities, Inc.
12)	Proequities, Inc.	25)	Tower Square Securities, Inc.
13)	Linsco/Private Ledger Corp.		

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Occasionally:

▷   Commissions and fees may be paid to distributors affiliated or associated with the contract holder, you and/or other contract participants; and/or

▷   The Company may enter into agreements with entities associated with the contract holder, you and/or other participants. Through such agreements, we may pay the entities for certain services in connection with administering the contract.

In both these circumstances there may be an understanding that the distributor or entities would endorse us as a provider of the contract. You will be notified if you are purchasing a contract that is subject to these arrangements.

TAXATION

I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

- ▹ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;
- ▹ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- ▹ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- ▹ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

In this Section

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

Deferred Compensation Contracts
The contracts are available for purchase in connection with deferred compensation plans (deferred compensation contracts).

Deferred compensation contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 457(b) and Tax Code section 457(f), as well as in connection with non-section 457 nonannuities deferred compensation plans and qualified governmental excess benefit plans under Tax Code section 415(m).

II. *Taxation of Deferred Compensation Contracts*

General
The contracts are primarily designed for use with Tax Code section 457(b) plans and nonqualified deferred compensation plans under Tax Code section 457(f). They may also be used with non-section 457 nonqualified deferred compensation plans and with qualified governmental excess benefit arrangements under Tax Code section 415(m). (We refer to all of these as "deferred compensation plans"). The tax rules applicable to participants in these deferred compensation plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a deferred compensation contract with proceeds from tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some deferred compensation plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with deferred compensation plans. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these deferred compensation plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that deferred compensation contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the deferred compensation plan itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 457(b) and 457(f) Plans and Non-Section 457 Deferred Compensation Plans. Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). The contract is not offered in connection with 457 plans of governmental employers. A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

A non-section 457 deferred compensation plan may be either a deferred compensation plan of a tax-exempt employer that is "grandfathered" and not subject to section 457 rules, or a deferred compensation plan of a for-profit employer. Employers intending to use the contract with such plans should seek competent legal advice.

Under 457(b) plans of non-governmental employers, 457(f) plans, and non-section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity.

Amounts deferred under Tax Code section 457(f) plans and non-section 457 deferred compensation plans on or after January 1, 2005 must also meet the requirements of the Tax Code section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, and a prohibition on accelerating payment. It also requires distributions only upon the occurrence of the following specified events:

- Separation from service
- Disability
- Death
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made
- Change in control or ownership of the sponsoring employer, or
- Unforeseeable emergency

Tax Code section 409A does not affect the application of any other provision of the Tax Code, including section 457(f), or any common law doctrines (e.g. constructive receipt).

If the requirements of Tax Code section 409A are not met, affected participants covered by the plan will be subject to:

- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture),
- Interest at the underpayment rate plus one percent on the underpayments, and
- An additional penalty tax equal to 20% of the amount included in income.

Amounts deferred under these plans prior to January 1, 2005 may be eligible for "grandfathering" from the requirements of Tax Code section 409A, if certain requirements are met.

415(m) Arrangements. If you participate in the contract through a qualified governmental excess benefit arrangement as defined in Tax Code section 415(m), the amounts provided under the contract may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. There is no further information regarding 415(m) arrangements in this prospectus.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain deferred compensation plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a deferred compensation contract.

   457(b) Plans. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $15,000 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $15,000 limit is subject to an annual adjustment for cost-of-living increases.

Distributions - General
Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

   457(b) Plans. All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

   457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 45(f), or required to be includible under Tax Code section 409A.

   Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-section 457 deferred compensation plan is generally includible in income in the first year in which it (i) is paid or otherwise made available to you or your designated beneficiary, or (ii) is required to be includible under Tax Code section 409A.

   Lifetime Required Minimum Distributions (457(b) Plans only)
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

- ▷ Start date for distributions;
- ▷ The time period in which all amounts in your contract(s) must be distributed; and
- ▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- ▷ Over your life or the joint lives of you and your designated beneficiary; or
- ▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (457(b) Plans Only)
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- ▷ Over the life of the designated beneficiary; or
- ▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- ▷ December 31 of the calendar year following the calendar year of your death; or
- ▷ December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

457(b) Plans of Non-Governmental Employers, 457(f) Plans, and Non-Section 457 Deferred Compensation Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Assignment and Other Transfers.

457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷   A plan participant as a means to provide benefit payments;
▷   An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷   The Company as collateral for a loan.

III. *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). In addition, legislative changes implemented under the Economic Growth and Tax Relief Reconciliation Act of 2001 are scheduled to sunset or expire after December 31, 2010 unless further extended by future legislation. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

IV. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷   standardized average annual total returns; and
▷   non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, the contract holder, not the plan participant, has all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) the contract holder is entitled to direct will be determined as of the record date set by any fund the contract holder invests in through the subaccounts.

▷ During the accumulation phase, the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund.
▷ During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) on any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) when trading on the Exchange is restricted;
(b) when an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
(c) during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in "Contract Overview-Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature.

If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
 Income Phase Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (GAA) is a fixed interest option that may be available during the accumulation phase under the contracts. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "Questions: Contacting the Company."

In General. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:

▷ The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
▷ The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
▷ Market Value Adjustment (MVA) - as described in this appendix and in the GAA prospectus;
▷ Tax Penalties and/or Tax withholding - see "Taxation";
▷ Early Withdrawal Charge - see "Fees"; or
▷ Maintenance Fee - see "Fees."

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA.
▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

▷ Short-term - three years or less; and
▷ Long-term - ten years or less, but greater than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:

▷ Transfer dollars to a new guaranteed term;
▷ Transfer dollars to other available investment options; or
▷ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to 6 months or as provided by federal law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:

(a) the Fixed Account withdrawal value for the contract or for the total of the accounts under the contract exceeds $250,000 on the day before withdrawal; and
(b) the sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals from the contract or any account under the contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees - Early Withdrawal Charge."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account. This 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in "Contract Overview-Questions: Contacting the Company"at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations. We reserve the right to limit investment in or transfers to the Fixed Plus Account.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. For some contracts we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Request for Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at the address listed in "Contract Overview-Questions: Contacting the Company." The 20% limit is reduced by any Fixed Plus withdrawals, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option, if available under your contract.

The 20% limit is waived if a partial withdrawal is taken proportionally from each investment option in which the account invests and is due to one or more of the following:

▷ Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; and/or
▷ Due to your death (the withdrawal must occur within six months after death and can only be exercised once).

Request for Full Withdrawal. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

▷ One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made during the past 12 months
▷ One-fourth of the remaining Fixed Plus Account value 12 months later
▷ One-third of the remaining Fixed Plus Account value 12 months later
▷ One-half of the remaining Fixed Plus Account value 12 months later, and
▷ The balance of the Fixed Plus Account value 12 months later

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period if full withdrawal is made due to any of the following:

▷ Your death before income phase payments have begun (request must be received within 6 months after date of death); or
▷ Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; or
▷ Your account value in the Fixed Plus Account is $3,500 or less and no withdrawals, transfers or income phase payments have been made from your account within the past 12 months.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at the address listed in "Contract Overview-Questions: Contacting the Company." The 20% is reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option, if available under your contract, in calculating the 20% limit. The 20% limit will be waived if your account value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Systematic Withdrawal Option (SWO). If available under your contract, SWO described in "Systematic Distribution Options," may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the past 12 months.

APPENDIX IV
FUND DESCRIPTIONS

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING AllianceBernstein Mid Cap Growth Portfolio	ING Alliance Mid Cap Growth Portfolio
ING American Century Small-Mid Cap Value Portfolio	ING American Century Small Cap Value Portfolio
ING Davis Venture Value Portfolio	ING Salomon Brothers Fundamental Value Portfolio
ING JPMorgan International Portfolio	ING JPMorgan Fleming International Portfolio
ING Legg Mason Partners Aggressive Growth Portfolio	ING Salomon Brothers Aggressive Growth Portfolio
ING Lord Abbett Affiliated Portfolio	ING Salomon Brothers Investors Portfolio
ING VP Strategic Allocation Conservative Portfolio	ING VP Strategic Allocation Income Portfolio
ING VP Strategic Allocation Moderate Portfolio	ING VP Strategic Allocation Balanced Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
AIM V.I. Capital Appreciation Fund	A I M Advisors, Inc.	Growth of capital.
AIM V.I. Core Equity Fund	A I M Advisors, Inc.	Growth of capital.
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. **Subadviser:** New Amsterdam Partners LLC and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500[SM] Index (S&P 500®).
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Overseas Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
ING Investors Trust - ING AllianceBernstein Mid Cap Growth Portfolio	Directed Services, Inc. **Subadviser**: Alliance Capital Management, L.P.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING American Century Large Company Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING American Century Select Portfolio	ING Life Insurance and Annuity Company **Subadviser**: American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING Baron Asset Portfolio	ING Life Insurance and Annuity Company **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Columbia Small Cap Value II Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Columbia Management Advisors, LLC (CMA)	Seeks long-term growth of capital.
ING Partners, Inc. – ING Davis Venture Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Davis Selected Advisers, L.P. (Davis)	A *nondiversified* Portfolio that seeks long-term growth of capital.
ING Investors Trust - ING Evergreen Health Sciences Portfolio	Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC	A *non-diversified* Portfolio that seeks long-term capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING FMR^{SM} Diversified Mid Cap Portfolio	Directed Services, Inc. **Subadviser:** Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Investors Trust - ING FMR^{SM} Earnings Growth Portfolio	Directed Services, Inc. **Subadviser:** Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING Partners, Inc. – ING Fundamental Research Portfolio	ING Life Insurance and Annuity Company **Subadviser:** ING Investment Management Co. (ING IM)	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Partners, Inc. – ING Goldman Sachs® Capital Growth Portfolio* *** Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.**	ING Life Insurance and Annuity Company **Subadviser:** Goldman Sachs Asset Management, L.P. (GSAM)	Seeks long-term growth of capital.
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio	Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING JPMorgan International Portfolio	ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Asset Management (London) Limited (JPMorgan London)	Seeks long-term growth of capital.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	A *nondiversified* Portfolio that seeks growth from capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING JPMorgan Small Cap Equity Portfolio	Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Investors Trust - ING Julius Baer Foreign Portfolio	Directed Services, Inc. **Subadviser:** Julius Baer Investment Management, LLC	Seeks long-term growth of capital.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Salomon Brothers Asset Management Inc (SaBAM)	Seeks long-term growth of capital.
ING Investors Trust - ING Legg Mason Value Portfolio	Directed Services, Inc. **Subadviser:** Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital.
ING Investors Trust – ING Lord Abbett Affiliated Portfolio	Directed Services, Inc. **Subadviser:** Lord, Abbett & Co. LLC	Seeks long-term growth of capital and secondarily, current income.
ING Investors Trust - ING Marsico Growth Portfolio	Directed Services, Inc. **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING Investors Trust - ING Marsico International Opportunities Portfolio	Directed Services, Inc. **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Partners, Inc. – ING MFS Capital Opportunities Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Massachusetts Financial Services Company (MFS)	Seeks capital appreciation.
ING Investors Trust - ING MFS Total Return Portfolio	Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING MFS Utilities Portfolio	Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income.
ING Partners, Inc. – ING Neuberger Berman Partners Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman)	Seeks capital growth.
ING Partners, Inc. – ING OpCap Balanced Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OpCap Advisors LLC (OpCap)	Seeks capital growth, and secondarily, investment income.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Investors Trust - ING Oppenheimer Main Street Portfolio®	Directed Services, Inc. **Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Investors Trust - ING PIMCO High Yield Portfolio	Directed Services, Inc. **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Partners, Inc. – ING PIMCO Total Return Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Partners, Inc. – ING Pioneer High Yield Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Pioneer Investment Management, Inc. (Pioneer)	Seeks to maximize total return through income and capital appreciation.
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING Solution 2015 Portfolio	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2035 Portfolio	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution Income Portfolio	ING Life Insurance and Annuity Company	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Investors Trust - ING Stock Index Portfolio	Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks total return.
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio	Directed Services, Inc. **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio	Directed Services, Inc. **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING Templeton Foreign Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Templeton Investment Counsel, LLC (Templeton)	Seeks long-term capital growth.
ING Investors Trust – ING Templeton Global Growth Portfolio	Directed Services, Inc. **Subadviser:** Templeton Global Advisors	Seeks capital appreciation.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Investors Trust - ING Van Kampen Growth and Income Portfolio	Directed Services, Inc. **Subadviser:** Van Kampen	Seeks long-term growth of capital and income.
ING Investors Trust - ING Van Kampen Real Estate Portfolio	Directed Services, Inc. **Subadviser:** Van Kampen	A *non-diversified* Portfolio that seeks capital appreciation and secondarily seeks current income.
ING Investors Trust – ING Wells Fargo Mid Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser:** Wells Capital Management	Seeks long-term capital growth.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser:** Wells Capital Management	Seeks long-term capital appreciation.
ING VP Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Variable Products Trust – ING VP Financial Services Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, Inc.	Seeks long-term capital appreciation.
ING Variable Funds – ING VP Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING VP Growth Portfolio	ING Investments, LLC

Subadviser: ING Investment Management Co. | Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. |
| **ING Investors Trust – ING VP Index Plus International Equity Portfolio** | Directed Services, Inc.

Subadviser: ING Investment Management Advisors, B.V. | Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East$^®$ Index ("MSCI EAFE$^®$ Index"), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio** | ING Investments, LLC

Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio** | ING Investments, LLC

Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio** | ING Investments, LLC

Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. |
| **ING VP Intermediate Bond Portfolio** | ING Investments, LLC

Subadviser: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. |
| **ING Variable Portfolios, Inc. – ING VP International Equity Portfolio** | ING Investments, LLC

Subadviser: ING Investment Management Co. | Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. |
| **ING Variable Products Trust – ING VP International Value Portfolio** | ING Investments, LLC

Subadviser: ING Investment Management Co. | Seeks capital appreciation. |
| **ING Variable Products Trust – ING VP MidCap Opportunities Portfolio** | ING Investments, LLC

Subadviser: ING Investment Management Co. | Seeks long-term capital appreciation. |

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING VP Money Market Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING VP Natural Resources Trust	ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *nondiversified* Portfolio that seeks long-term growth of capital primarily through investment in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Capital appreciation will be the primary determinant of total return and income is a secondary consideration.
ING Variable Products Trust – ING VP Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *nondiversified* Portfolio that seeks total return.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations.
ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Lord Abbett Series Fund, Inc. – Growth and Income Portfolio	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation.
PIMCO VIT - Real Return Portfolio	Investment Adviser: Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Pioneer Fund VCT Portfolio	Pioneer Investment Management, Inc.	Reasonable income and capital growth.
Pioneer High Yield VCT Portfolio	Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation.
Pioneer Mid Cap Value VCT Portfolio	Pioneer Investment Management, Inc.	Capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.
Wanger Advisors Trust - Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital.
Wanger Advisors Trust - Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2005, the following tables give (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2005 the "Value at beginning of period" shown is the value at first date of investment.

TABLE I

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during August 1999)										
Value at beginning of period	$9.49	$8.97	$6.98	$9.292	$12.204	$13.801	$9.979			
Value at end of period	$10.25	$9.49	$8.97	$6.98	$9.292	$12.204	$13.801			
Number of accumulation units outstanding at end of period	38,835	44,456	63,788	117,785	119,757	134,675	11,915			
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during July 1999)										
Value at beginning of period	$8.55	$7.90	$6.40	$7.636	$9.97	$11.756	$10.215			
Value at end of period	$8.93	$8.55	$7.90	$6.40	$7.636	$9.97	$11.756			
Number of accumulation units outstanding at end of period	60,142	70,644	108,041	100,703	108,312	148,348	36,163			
AIM V.I. GROWTH FUND										
(Funds were first received in this option during August 1999)										
Value at beginning of period	$6.01	$5.60	$4.30	$6.272	$9.558	$12.111	$9.722			
Value at end of period	$6.41	$6.01	$5.60	$4.30	$6.272	$9.558	$12.111			
Number of accumulation units outstanding at end of period	55,962	69,429	81,577	108,862	144,931	167,340	47,999			
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$7.66	$7.29	$5.88	$8.488	$9.781	$11.546	$9.764			
Value at end of period	$8.03	$7.66	$7.29	$5.88	$8.488	$9.781	$11.546			
Number of accumulation units outstanding at end of period	60,793	64,429	74,738	97,537	200,922	129,960	83,637			
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$22.73	$21.15	$17.86	$20.484	$22.178	$23.066	$20.708	$17.944	$15.056	$13.48
Value at end of period	$23.83	$22.73	$21.15	$17.86	$20.484	$22.178	$23.066	$20.708	$17.944	$15.056
Number of accumulation units outstanding at end of period	15,736	13,375	14,750	15,358	15,423	32,222	37,046	35,544	31,512	33,352
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$26.20	$22.86	$17.93	$19.928	$22.881	$24.687	$20.018	$15.517	$12.593	$10.468
Value at end of period	$30.41	$26.20	$22.86	$17.93	$19.928	$22.881	$24.687	$20.018	$15.517	$12.593
Number of accumulation units outstanding at end of period	1,123,014	940,536	740,795	690,401	719,837	642,878	732,243	779,942	710,711	569,561
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$22.32	$20.16	$15.59	$18.908	$20.045	$18.627	$17.65	$15.93	$12.529	$11.054
Value at end of period	$23.45	$22.32	$20.16	$15.59	$18.908	$20.045	$18.627	$17.65	$15.93	$12.529
Number of accumulation units outstanding at end of period	773,618	899,688	810,958	686,999	619,584	417,042	519,885	630,682	744,774	544,657
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$17.96	$17.51	$13.28	$19.14	$23.418	$26.504	$19.43	$14.034	$11.451	$10.066
Value at end of period	$18.86	$17.96	$17.51	$13.28	$19.14	$23.418	$26.504	$19.43	$14.034	$11.451
Number of accumulation units outstanding at end of period	525,424	609,242	801,208	733,179	978,004	1,030,486	874,557	595,859	444,057	379,385

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$15.79	$14.00	$9.84	$12.436	$15.894	$19.796	$13.984	$12.496	$11.286	$10.052
Value at end of period	$18.66	$15.79	$14.00	$9.84	$12.436	$15.894	$19.796	$13.984	$12.496	$11.286
Number of accumulation units outstanding at end of period	212,199	334,500	412,068	183,724	193,611	193,260	182,517	141,714	102,509	70,271
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.96	$12.18	$9.29	$11.57						
Value at end of period	$16.16	$14.96	$12.18	$9.29						
Number of accumulation units outstanding at end of period	198,335	233,334	29,354	19,784						
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.89									
Value at end of period	$12.51									
Number of accumulation units outstanding at end of period	1,338									
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during March 2003)										
Value at beginning of period	$11.17	$10.23	$7.48							
Value at end of period	$11.23	$11.17	$10.23							
Number of accumulation units outstanding at end of period	6,628	14,067	10,866							
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.71									
Value at end of period	$10.20									
Number of accumulation units outstanding at end of period	409,820									
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$13.13	$10.91	$8.11	$10.12						
Value at end of period	$14.06	$13.13	$10.91	$8.11						
Number of accumulation units outstanding at end of period	77,831	48,611	27,226	9,662						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.66	$11.54	$8.72	$9.97						
Value at end of period	$15.62	$14.66	$11.54	$8.72						
Number of accumulation units outstanding at end of period	177,404	123,221	72,761	13,543						
ING DAVIS VENTURE VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$11.55	$10.73	$7.69	$7.64						
Value at end of period	$11.91	$11.55	$10.73	$7.69						
Number of accumulation units outstanding at end of period	49,593	86,617	75,629	655						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.39									
Value at end of period	$11.24									
Number of accumulation units outstanding at end of period	37,857									
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.27									
Value at end of period	$11.86									
Number of accumulation units outstanding at end of period	17,854									
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during February 2003)										
Value at beginning of period	$11.13	$10.20	$7.80							
Value at end of period	$11.68	$11.13	$10.20							
Number of accumulation units outstanding at end of period	957	5,910	621							
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$10.69	$9.90	$8.07	$8.32						
Value at end of period	$10.81	$10.69	$9.90	$8.07						
Number of accumulation units outstanding at end of period	26,822	24,427	1,070	1,590						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.83									
Value at end of period	$13.45									
Number of accumulation units outstanding at end of period	125,410									
ING JPMORGAN INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$23.96	$20.30	$15.80	$19.437	$26.801	$33.582	$21.359	$18.07	$17.838	
Value at end of period	$26.17	$23.96	$20.30	$15.80	$19.437	$26.801	$33.582	$21.359	$18.07	
Number of accumulation units outstanding at end of period	188,204	243,086	203,360	200,629	242,232	266,458	331,362	257,953	280,633	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.21	$11.87	$9.20	$10.05						
Value at end of period	$15.30	$14.21	$11.87	$9.20						
Number of accumulation units outstanding at end of period	79,289	106,479	25,670	8,925						
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.92									
Value at end of period	$11.33									
Number of accumulation units outstanding at end of period	1,413									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$11.72	$9.75								
Value at end of period	$13.42	$11.72								
Number of accumulation units outstanding at end of period	160,645	20,616								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.90	$13.68	$9.97	$15.534	$20.927	$29.605	$19.769	$15.361	$15.547	
Value at end of period	$16.48	$14.90	$13.68	$9.97	$15.534	$20.927	$29.605	$19.769	$15.361	
Number of accumulation units outstanding at end of period	230,509	258,443	352,629	337,985	443,965	478,944	457,665	562,097	598,078	
ING LEGG MASON VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.15									
Value at end of period	$11.52									
Number of accumulation units outstanding at end of period	59,106									
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.99									
Value at end of period	$11.42									
Number of accumulation units outstanding at end of period	10,903									
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.25									
Value at end of period	$12.47									
Number of accumulation units outstanding at end of period	15,884									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$27.61	$24.64	$19.38	$27.966	$37.448	$40.017	$27.097	$21.541	$21.225	
Value at end of period	$27.83	$27.61	$24.64	$19.38	$27.966	$37.448	$40.017	$27.097	$21.541	
Number of accumulation units outstanding at end of period	97,300	134,825	149,651	180,680	212,226	260,806	202,966	167,065	164,474	
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$12.49	$11.33	$10.51							
Value at end of period	$12.76	$12.49	$11.33							
Number of accumulation units outstanding at end of period	105,539	91,791	25,035							
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.07									
Value at end of period	$11.45									
Number of accumulation units outstanding at end of period	21,628									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during February 2003)										
Value at beginning of period	$11.85	$10.83	$8.19							
Value at end of period	$12.08	$11.85	$10.83							
Number of accumulation units outstanding at end of period	57,715	90,165	60,055							
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.02									
Value at end of period	$11.70									
Number of accumulation units outstanding at end of period	2,419,449									
ING OPPENHEIMER MAIN STREET PORTFOLIO®										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.74									
Value at end of period	$11.02									
Number of accumulation units outstanding at end of period	2,416									
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.89									
Value at end of period	$10.05									
Number of accumulation units outstanding at end of period	470,645									
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.40									
Value at end of period	$10.52									
Number of accumulation units outstanding at end of period	84,185									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.50	$11.10	$10.75	$10.00						
Value at end of period	$11.65	$11.50	$11.10	$10.75						
Number of accumulation units outstanding at end of period	332,103	237,732	138,571	69,179						
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.48									
Value at end of period	$10.72									
Number of accumulation units outstanding at end of period	3,046									
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$10.99									
Value at end of period	$10.94									
Number of accumulation units outstanding at end of period	10,100									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.58									
Value at end of period	$10.97									
Number of accumulation units outstanding at end of period	65,688									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.94									
Value at end of period	$11.14									
Number of accumulation units outstanding at end of period	1,021,434									
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$13.93	$12.22	$11.11							
Value at end of period	$14.37	$13.93	$12.22							
Number of accumulation units outstanding at end of period	254,297	110,302	41,259							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$21.35	$19.55	$15.04	$19.759	$22.174	$22.348	$18.407	$14.534	$14.237	
Value at end of period	$22.50	$21.35	$19.55	$15.04	$19.759	$22.174	$22.348	$18.407	$14.534	
Number of accumulation units outstanding at end of period	344,626	413,855	399,672	242,810	246,671	271,254	314,992	335,510	360,615	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.16	$13.31	$10.73	$14.392	$18.328	$19.332	$15.703	$12.863	$13.11	
Value at end of period	$16.45	$15.16	$13.31	$10.73	$14.392	$18.328	$19.332	$15.703	$12.863	
Number of accumulation units outstanding at end of period	195,565	202,036	200,228	226,503	270,714	292,094	331,760	428,785	462,383	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.43	$10.73	$8.34	$10.23						
Value at end of period	$12.77	$12.43	$10.73	$8.34						
Number of accumulation units outstanding at end of period	187,238	228,373	50,266	26,016						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.99									
Value at end of period	$10.73									
Number of accumulation units outstanding at end of period	934,232									
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.88									
Value at end of period	$11.08									
Number of accumulation units outstanding at end of period	80,720									

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP BALANCED PORTFOLIO, INC.										
Value at beginning of period	$26.84	$24.72	$20.95	$23.535	$24.755	$25.081	$22.244	$19.166	$15.765	$13.803
Value at end of period	$27.78	$26.84	$24.72	$20.95	$23.535	$24.755	$25.081	$22.244	$19.166	$15.765
Number of accumulation units outstanding at end of period	833,500	929,064	936,581	986,779	1,282,885	1,315,034	1,579,288	1,798,425	1,970,116	2,141,189
ING VP FINANCIAL SERVICES PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.32									
Value at end of period	$11.93									
Number of accumulation units outstanding at end of period	8,377									
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.69	$3.76	$2.61	$4.473	$5.85	$9.999				
Value at end of period	$4.09	$3.69	$3.76	$2.61	$4.473	$5.85				
Number of accumulation units outstanding at end of period	663,728	572,202	663,725	470,065	549,436	319,735				
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$21.12	$19.63	$15.69	$21.072	$26.02	$29.444	$25.265	$22.233	$17.246	$13.972
Value at end of period	$22.67	$21.12	$19.63	$15.69	$21.072	$26.02	$29.444	$25.265	$22.233	$17.246
Number of accumulation units outstanding at end of period	4,723,188	5,523,035	6,316,075	7,378,211	8,597,331	10,227,817	11,813,416	12,975,484	14,879,862	14,930,380
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during January 1998)										
Value at beginning of period	$14.86	$13.97	$10.80	$15.311	$21.151	$24.203	$18.067	$13.239		
Value at end of period	$16.14	$14.86	$13.97	$10.80	$15.311	$21.151	$24.203	$18.067		
Number of accumulation units outstanding at end of period	239,130	351,385	460,683	558,746	662,293	791,027	626,397	428,697		
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during September 1996 when the portfolio became available under the contract)										
Value at beginning of period	$19.33	$17.61	$14.07	$18.059	$21.065	$23.427	$18.989	$14.538	$10.94	$10.00
Value at end of period	$20.22	$19.33	$17.61	$14.07	$18.059	$21.065	$23.427	$18.989	$14.538	$10.94
Number of accumulation units outstanding at end of period	961,693	1,062,735	1,059,396	999,688	1,191,685	1,133,418	1,552,902	1,060,363	485,417	72,973
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$19.43	$16.79	$12.78	$14.642	$14.951	$12.561	$10.928	$9.95		
Value at end of period	$21.44	$19.43	$16.79	$12.78	$14.642	$14.951	$12.561	$10.928		
Number of accumulation units outstanding at end of period	699,184	762,456	685,256	757,291	512,594	357,969	60,811	16,207		
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$15.20	$12.54	$9.28	$10.776	$10.602	$9.727	$8.846	$9.407		
Value at end of period	$16.23	$15.20	$12.54	$9.28	$10.776	$10.602	$9.727	$8.846		
Number of accumulation units outstanding at end of period	491,005	472,530	424,685	328,141	169,151	74,216	76,971	53,460		
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$19.78	$19.00	$18.01	$16.749	$15.519	$14.26	$14.475	$13.486	$12.546	$12.212
Value at end of period	$20.25	$19.78	$19.00	$18.01	$16.749	$15.519	$14.26	$14.475	$13.486	$12.546
Number of accumulation units outstanding at end of period	1,039,871	1,071,475	1,093,869	1,401,270	1,582,543	1,459,552	1,654,932	2,012,308	1,921,538	2,206,334

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$9.75	$8.39	$6.40	$8.793	$11.639	$14.718	$9.798	$10.288		
Value at end of period	$11.31	$9.75	$8.39	$6.40	$8.793	$11.639	$14.718	$9.798		
Number of accumulation units outstanding at end of period	67,616	56,079	31,701	59,835	80,011	84,649	44,538	29,000		
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.07	$10.36	$8.03	$9.94						
Value at end of period	$13.11	$12.07	$10.36	$8.03						
Number of accumulation units outstanding at end of period	227,188	168,356	79,036	34,787						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.46	$9.45	$6.97	$8.80						
Value at end of period	$11.46	$10.46	$9.45	$6.97						
Number of accumulation units outstanding at end of period	25,740	22,194	79,747	10,442						
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.51	$14.46	$14.44	$14.318	$13.879	$13.145	$12.604	$12.041	$11.502	$11.007
Value at end of period	$14.83	$14.51	$14.46	$14.44	$14.318	$13.879	$13.145	$12.604	$12.041	$11.502
Number of accumulation units outstanding at end of period	947,243	1,029,619	1,310,807	2,039,091	2,482,499	2,718,810	2,521,960	2,102,275	2,066,545	2,421,519
ING VP NATURAL RESOURCES TRUST										
Value at beginning of period	$17.48	$15.64	$12.07	$12.42	$14.886	$12.67	$11.189	$14.025	$13.188	$10.479
Value at end of period	$24.79	$17.48	$15.64	$12.07	$12.42	$14.886	$12.67	$11.189	$14.025	$13.188
Number of accumulation units outstanding at end of period	121,906	30,688	14,532	20,937	40,152	43,624	65,370	92,175	106,926	73,669
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$13.93	$11.87								
Value at end of period	$15.55	$13.93								
Number of accumulation units outstanding at end of period	132,353	58,651								
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$7.55	$6.90	$5.02	$7.51						
Value at end of period	$8.18	$7.55	$6.90	$5.02						
Number of accumulation units outstanding at end of period	6,050	122,293	188,393	3,032						
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$23.05	$20.30	$14.88	$19.526	$18.917	$17.859	$13.751	$13.704	$13.211	
Value at end of period	$25.23	$23.05	$20.30	$14.88	$19.526	$18.917	$17.859	$13.751	$13.704	
Number of accumulation units outstanding at end of period	265,147	306,182	367,449	362,104	356,106	282,407	177,817	90,092	2,408	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$17.54	$16.37	$14.51	$15.285	$15.775	$15.164	$14.266	$13.441	$11.826	$10.443
Value at end of period	$18.08	$17.54	$16.37	$14.51	$15.285	$15.775	$15.164	$14.266	$13.441	$11.826
Number of accumulation units outstanding at end of period	44,621	39,677	39,733	43,245	51,743	59,794	77,496	120,312	54,849	7,510

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$18.56	$16.69	$13.52	$15.799	$17.996	$18.253	$16.082	$15.535	$13.055	$10.652
Value at end of period	$19.56	$18.56	$16.69	$13.52	$15.799	$17.996	$18.253	$16.082	$15.535	$13.055
Number of accumulation units outstanding at end of period	128,492	167,875	160,276	151,275	123,989	118,220	129,605	104,608	90,134	35,959
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$17.95	$16.41	$13.84	$15.41	$16.994	$16.75	$15.312	$14.566	$12.483	$10.594
Value at end of period	$18.65	$17.95	$16.41	$13.84	$15.41	$16.994	$16.75	$15.312	$14.566	$12.483
Number of accumulation units outstanding at end of period	66,485	101,618	103,788	145,425	120,719	125,910	124,069	119,246	100,256	26,260
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$18.71	$17.11	$13.84	$18.828	$20.989	$19.19	$16.169	$12.632		
Value at end of period	$19.87	$18.71	$17.11	$13.84	$18.828	$20.989	$19.19	$16.169		
Number of accumulation units outstanding at end of period	137,082	193,403	267,708	246,273	283,291	121,019	93,802	91,722		
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.50	$10.29	$7.91	$9.37						
Value at end of period	$11.79	$11.50	$10.29	$7.91						
Number of accumulation units outstanding at end of period	550,423	431,108	195,607	20,717						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.78	$10.38	$8.38	$9.68						
Value at end of period	$13.73	$12.78	$10.38	$8.38						
Number of accumulation units outstanding at end of period	297,358	226,937	89,083	44,193						
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.48									
Value at end of period	$11.76									
Number of accumulation units outstanding at end of period	1,820									
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.82	$10.25								
Value at end of period	$10.96	$10.82								
Number of accumulation units outstanding at end of period	131,690	48,252								
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.31	$9.79	$8.05	$9.62						
Value at end of period	$11.87	$11.31	$9.79	$8.05						
Number of accumulation units outstanding at end of period	214,565	84,427	961	6,033						

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$10.29	$9.32	$7.59	$7.58						
Value at end of period	$10.85	$10.29	$9.32	$7.59						
Number of accumulation units outstanding at end of period	7,446	5,033	419	172						
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$10.68	$10.39								
Value at end of period	$10.81	$10.68								
Number of accumulation units outstanding at end of period	12,345	20,207								
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.55	$12.00	$8.80	$10.50						
Value at end of period	$15.58	$14.55	$12.00	$8.80						
Number of accumulation units outstanding at end of period	209,222	173,076	49,902	1,847						
WANGER SELECT										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$11.45	$10.26								
Value at end of period	$12.55	$11.45								
Number of accumulation units outstanding at end of period	42,284	21,769								
WANGER U.S. SMALLER COMPANIES										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.61	$9.99								
Value at end of period	$12.82	$11.61								
Number of accumulation units outstanding at end of period	41,877	8,397								

TABLE II

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$9.46	$8.95	$6.96	$6.97			
Value at end of period	$10.22	$9.46	$8.95	$6.96			
Number of accumulation units outstanding at end of period	0	998	756	756			
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during November 2000)							
Value at beginning of period	$8.52	$7.88	$6.39	$7.626	$9.962	$10.973	
Value at end of period	$8.90	$8.52	$7.88	$6.39	$7.626	$9.962	
Number of accumulation units outstanding at end of period	307	1,351	991	886	207	56	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
AIM V.I. GROWTH FUND							
(Funds were first received in this option during March 2000)							
Value at beginning of period	$5.99	$5.58	$4.29	$6.263	$9.55	$12.772	
Value at end of period	$6.39	$5.99	$5.58	$4.29	$6.263	$9.55	
Number of accumulation units outstanding at end of period	1,991	1,883	1,480	1,038	2,465	2,234	
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during January 2000)							
Value at beginning of period	$7.64	$7.28	$5.86	$8.477	$9.773	$10.772	
Value at end of period	$8.00	$7.64	$7.28	$5.86	$8.477	$9.773	
Number of accumulation units outstanding at end of period	232	1,438	1,138	1,140	1,681	1,829	
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$14.60	$12.74	$10.00	$11.118	$12.772	$13.787	$11.46
Value at end of period	$16.93	$14.60	$12.74	$10.00	$11.118	$12.772	$13.787
Number of accumulation units outstanding at end of period	82,725	64,656	48,269	19,242	9,644	7,548	5,461
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$12.73	$11.51	$8.90	$10.802	$11.457	$10.651	$10.181
Value at end of period	$13.37	$12.73	$11.51	$8.90	$10.802	$11.457	$10.651
Number of accumulation units outstanding at end of period	7,107	11,078	10,948	8,584	1,968	1,315	654
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$10.83	$10.56	$8.02	$11.56	$14.152	$16.024	$12.39
Value at end of period	$11.37	$10.83	$10.56	$8.02	$11.56	$14.152	$16.024
Number of accumulation units outstanding at end of period	8,686	16,517	13,775	12,915	8,593	6,686	4,299
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during November 2000)							
Value at beginning of period	$10.99	$9.75	$6.85	$8.665	$11.081	$10.70	
Value at end of period	$12.98	$10.99	$9.75	$6.85	$8.665	$11.081	
Number of accumulation units outstanding at end of period	613	161	711	60	61	42	
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during December 2003)							
Value at beginning of period	$14.94	$12.17	$11.69				
Value at end of period	$16.12	$14.94	$12.17				
Number of accumulation units outstanding at end of period	399	95	30				
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$12.75						
Value at end of period	$12.51						
Number of accumulation units outstanding at end of period	10,241						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.49						
Value at end of period	$10.20						
Number of accumulation units outstanding at end of period	2,499						
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during November 2004)							
Value at beginning of period	$13.12	$12.66					
Value at end of period	$14.03	$13.12					
Number of accumulation units outstanding at end of period	409	336					
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$14.64	$11.53	$10.84				
Value at end of period	$15.59	$14.64	$11.53				
Number of accumulation units outstanding at end of period	416	503	119				
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$10.67	$9.90	$8.07	$8.07			
Value at end of period	$10.79	$10.67	$9.90	$8.07			
Number of accumulation units outstanding at end of period	873	873	652	652			
ING JPMORGAN INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$11.06	$9.83			$12.397	$15.541	$10.107
Value at end of period	$12.07	$11.06			$9.832	$12.397	$15.541
Number of accumulation units outstanding at end of period	3,677	3,897			0	321	230
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$8.14	$7.48	$5.45	$8.497	$11.453	$16.21	$10.087
Value at end of period	$9.00	$8.14	$7.48	$5.45	$8.497	$11.453	$16.21
Number of accumulation units outstanding at end of period	635	4,263	11,872	2,175	1,964	8,940	12,648
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$12.41						
Value at end of period	$12.47						
Number of accumulation units outstanding at end of period	42						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period			$7.61	$10.983	$14.714	$15.732	$10.883
Value at end of period			$8.71	$7.61	$10.983	$14.714	$15.732
Number of accumulation units outstanding at end of period			0	269	2,679	718	188

	2005	2004	2003	2002	2001	2000	1999
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during November 2004)							
Value at beginning of period	$12.48	$12.22					
Value at end of period	$12.74	$12.48					
Number of accumulation units outstanding at end of period	2,065	1,012					
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period			$8.37	$7.94			
Value at end of period			$10.50	$8.37			
Number of accumulation units outstanding at end of period			0	822			
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.73						
Value at end of period	$11.70						
Number of accumulation units outstanding at end of period	42,918						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.90						
Value at end of period	$10.05						
Number of accumulation units outstanding at end of period	1,339						
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period			$10.75	$10.32			
Value at end of period			$11.07	$10.75			
Number of accumulation units outstanding at end of period			0	676			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$10.86						
Value at end of period	$10.97						
Number of accumulation units outstanding at end of period	409						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.49						
Value at end of period	$11.14						
Number of accumulation units outstanding at end of period	2,044						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$12.62	$11.57	$8.90	$11.702	$13.138	$13.248	$10.925
Value at end of period	$13.30	$12.62	$11.57	$8.90	$11.702	$13.138	$13.248
Number of accumulation units outstanding at end of period	1,950	1,745	8,178	1,682	1,873	1,705	1,256

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$10.44						
Value at end of period	$10.93						
Number of accumulation units outstanding at end of period	440						
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$12.41	$10.72	$8.33	$8.59			
Value at end of period	$12.74	$12.41	$10.72	$8.33			
Number of accumulation units outstanding at end of period	624	2,753	2,360	251			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.81						
Value at end of period	$10.73						
Number of accumulation units outstanding at end of period	5,387						
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$11.06						
Value at end of period	$11.08						
Number of accumulation units outstanding at end of period	402						
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$12.71	$11.71	$9.93	$11.157	$11.741	$11.902	$10.548
Value at end of period	$13.14	$12.71	$11.71	$9.93	$11.157	$11.741	$11.902
Number of accumulation units outstanding at end of period	11,909	12,329	6,770	4,113	5,808	8,875	7,910
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during September 2000)							
Value at beginning of period	$3.68	$3.76	$2.60	$4.469	$5.848	$7.729	
Value at end of period	$4.08	$3.68	$3.76	$2.60	$4.469	$5.848	
Number of accumulation units outstanding at end of period	3,746	3,645	5,114	3,512	3,508	3,062	
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$8.50	$7.91	$6.32	$8.495	$10.495	$11.882	$10.246
Value at end of period	$9.12	$8.50	$7.91	$6.32	$8.495	$10.495	$11.882
Number of accumulation units outstanding at end of period	33,368	36,333	41,039	36,379	35,672	34,376	25,734
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$9.25	$8.70	$6.72	$9.539	$13.184	$15.094	$11.536
Value at end of period	$10.03	$9.25	$8.70	$6.72	$9.539	$13.184	$15.094
Number of accumulation units outstanding at end of period	330	330	2,781	2,599	8,282	6,155	4,940

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$11.25	$10.26	$8.20	$10.532	$12.292	$13.677	$11.411
Value at end of period	$11.77	$11.25	$10.26	$8.20	$10.532	$12.292	$13.677
Number of accumulation units outstanding at end of period	7,605	19,914	18,598	15,082	16,047	21,613	18,623
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during November 2000)							
Value at beginning of period	$20.23	$17.49	$13.31	$15.261	$15.591	$15.024	
Value at end of period	$22.30	$20.23	$17.49	$13.31	$15.261	$15.591	
Number of accumulation units outstanding at end of period	30,048	27,766	29,310	18,709	4,872	2,190	
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$16.34	$13.49	$9.99	$11.604	$11.423	$10.485	$8.325
Value at end of period	$17.45	$16.34	$13.49	$9.99	$11.604	$11.423	$10.485
Number of accumulation units outstanding at end of period	15,807	14,221	6,950	754	10	10	10
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during November 2000)							
Value at beginning of period	$14.14	$13.60	$12.89	$11.996	$11.121	$10.97	
Value at end of period	$14.47	$14.14	$13.60	$12.89	$11.996	$11.121	
Number of accumulation units outstanding at end of period	1,754	1,182	2,255	2,109	809	8	
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$12.05	$10.35	$8.03	$9.07			
Value at end of period	$13.08	$12.05	$10.35	$8.03			
Number of accumulation units outstanding at end of period	25,888	18,768	590	963			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2003)							
Value at beginning of period	$10.44	$9.44	$9.16				
Value at end of period	$11.43	$10.44	$9.44				
Number of accumulation units outstanding at end of period	558	3,912	3,580				
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during August 2000)							
Value at beginning of period	$11.75	$11.71	$11.70	$11.61	$11.26	$11.066	
Value at end of period	$12.00	$11.75	$11.71	$11.70	$11.61	$11.26	
Number of accumulation units outstanding at end of period	5,598	4,345	12,392	16,459	8,973	46	
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$16.86						
Value at end of period	$18.44						
Number of accumulation units outstanding at end of period	2,100						
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$13.93	$10.29					
Value at end of period	$15.54	$13.93					
Number of accumulation units outstanding at end of period	17,506	14,429					

	2005	2004	2003	2002	2001	2000	1999
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$15.90	$14.01	$10.27	$13.491	$13.077	$12.352	$8.741
Value at end of period	$17.39	$15.90	$14.01	$10.27	$13.491	$13.077	$12.352
Number of accumulation units outstanding at end of period	21,146	23,143	37,662	35,405	31,307	35,990	25,984
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period				$10.788	$11.139	$10.713	$9.846
Value at end of period				$10.29	$10.788	$11.139	$10.713
Number of accumulation units outstanding at end of period				0	525	832	3,827
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$12.65	$11.57	$9.36	$12.749	$14.22	$13.007	$10.626
Value at end of period	$13.43	$12.65	$11.57	$9.36	$12.749	$14.22	$13.007
Number of accumulation units outstanding at end of period	18,124	16,995	19,232	25,733	23,907	14,497	11,412
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during October 2003)							
Value at beginning of period	$11.48	$10.27	$9.48				
Value at end of period	$11.76	$11.48	$10.27				
Number of accumulation units outstanding at end of period	1,313	809	367				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$12.76	$10.37	$9.54				
Value at end of period	$13.70	$12.76	$10.37				
Number of accumulation units outstanding at end of period	474	1,002	546				
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$11.29	$9.78	$7.70				
Value at end of period	$11.84	$11.29	$9.78				
Number of accumulation units outstanding at end of period	12,605	6,299	475				
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$14.53	$12.54					
Value at end of period	$15.55	$14.53					
Number of accumulation units outstanding at end of period	13,480	9,990					

TABLE III

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753	$10.008			
Value at end of period	$9.92	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753			
Number of accumulation units outstanding at end of period	5,068	4,777	10,189	7,142	21,607	16,498	2,630			
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716	$9.568			
Value at end of period	$8.64	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716			
Number of accumulation units outstanding at end of period	40,092	47,386	44,573	41,012	40,659	55,310	10,587			
AIM V.I. GROWTH FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069	$9.663			
Value at end of period	$6.20	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069			
Number of accumulation units outstanding at end of period	7,324	9,140	13,653	17,754	22,530	15,454	1,843			
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$7.44	$7.12	$5.77	$8.375	$9.699	$11.506	$9.891			
Value at end of period	$7.77	$7.44	$7.12	$5.77	$8.375	$9.699	$11.506			
Number of accumulation units outstanding at end of period	4,100	4,628	8,618	17,055	23,206	11,764	6,924			
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$21.74	$20.34	$17.26	$19.893	$21.647	$22.626	$20.415	$17.779	$14.992	$10.518
Value at end of period	$22.69	$21.74	$20.34	$17.26	$19.893	$21.647	$22.626	$20.415	$17.779	$13.48
Number of accumulation units outstanding at end of period	7,843	7,769	7,083	5,689	7,168	7,201	8,236	8,742	20,122	6,303
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$12.54	$10.468
Value at end of period	$28.95	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$12.54
Number of accumulation units outstanding at end of period	638,978	578,222	459,840	368,356	350,846	365,499	449,134	488,102	465,699	273,189
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272	$17.40	$15.784	$12.475	$11.054
Value at end of period	$22.33	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272	$17.40	$15.784	$12.475
Number of accumulation units outstanding at end of period	444,733	517,940	447,621	362,704	304,410	204,704	236,374	298,921	328,562	208,072
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402	$10.066
Value at end of period	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402
Number of accumulation units outstanding at end of period	300,061	376,032	444,798	424,020	497,068	536,656	474,649	324,558	229,060	199,720

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$15.11	$13.46	$9.51	$12.077	$15.514	$19.419	$13.786	$12.381	$11.238	$10.052
Value at end of period	$17.76	$15.11	$13.46	$9.51	$12.077	$15.514	$19.419	$13.786	$12.381	$11.238
Number of accumulation units outstanding at end of period	131,286	132,647	99,214	41,584	40,745	33,208	37,275	54,226	51,781	38,994
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.71	$12.04	$9.22	$11.68						
Value at end of period	$15.80	$14.71	$12.04	$9.22						
Number of accumulation units outstanding at end of period	72,193	54,597	23,696	19,632						
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.64									
Value at end of period	$12.47									
Number of accumulation units outstanding at end of period	2,986									
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.02	$10.14	$7.82	$10.02						
Value at end of period	$11.02	$11.02	$10.14	$7.82						
Number of accumulation units outstanding at end of period	4,737	20,197	6,281	1,835						
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.70									
Value at end of period	$10.16									
Number of accumulation units outstanding at end of period	327,786									
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$12.96	$10.81	$9.30	$9.47						
Value at end of period	$13.80	$12.96	$10.81	$9.30						
Number of accumulation units outstanding at end of period	20,575	15,264	9,102	6,554						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$14.47	$11.45	$9.68	$9.86						
Value at end of period	$15.34	$14.47	$11.45	$9.68						
Number of accumulation units outstanding at end of period	54,363	63,158	36,427	6,057						
ING DAVIS VENTURE VALUE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$11.40	$10.64	$8.36							
Value at end of period	$11.69	$11.40	$10.64							
Number of accumulation units outstanding at end of period	31,022	37,945	34,134							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.21									
Value at end of period	$11.21									
Number of accumulation units outstanding at end of period	7,130									
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.80									
Value at end of period	$11.82									
Number of accumulation units outstanding at end of period	10,197									
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$10.98	$10.45								
Value at end of period	$11.46	$10.98								
Number of accumulation units outstanding at end of period	642	1,166								
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$10.55	$9.82	$8.11							
Value at end of period	$10.61	$10.55	$9.82							
Number of accumulation units outstanding at end of period	6,386	3,290	454							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.05									
Value at end of period	$13.40									
Number of accumulation units outstanding at end of period	63,149									
ING JPMORGAN INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$22.92	$19.52	$15.27	$18.876	$26.16	$32.942	$21.057	$17.903	$17.682	
Value at end of period	$24.91	$22.92	$19.52	$15.27	$18.876	$26.16	$32.942	$21.057	$17.903	
Number of accumulation units outstanding at end of period	200,117	209,092	202,506	216,775	254,404	286,301	316,726	360,392	411,600	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$14.02	$11.78	$9.17	$9.12						
Value at end of period	$15.03	$14.02	$11.78	$9.17						
Number of accumulation units outstanding at end of period	41,698	29,365	14,775	525						
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$12.78									
Value at end of period	$13.31									
Number of accumulation units outstanding at end of period	2,625									

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.25	$13.15	$9.64	$15.086	$20.426	$29.04	$19.489	$15.219	$15.411	
Value at end of period	$15.69	$14.25	$13.15	$9.64	$15.086	$20.426	$29.04	$19.489	$15.219	
Number of accumulation units outstanding at end of period	280,808	327,368	365,960	353,915	420,422	455,264	485,026	695,813	742,913	
ING LEGG MASON VALUE PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.91									
Value at end of period	$11.48									
Number of accumulation units outstanding at end of period	2,032									
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.98									
Value at end of period	$11.39									
Number of accumulation units outstanding at end of period	7,541									
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.80									
Value at end of period	$12.43									
Number of accumulation units outstanding at end of period	7,806									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343	$21.038	
Value at end of period	$26.49	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343	
Number of accumulation units outstanding at end of period	147,962	177,277	204,828	249,445	300,792	335,970	278,562	303,746	296,540	
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$12.39	$11.29	$10.57							
Value at end of period	$12.59	$12.39	$11.29							
Number of accumulation units outstanding at end of period	54,774	46,457	9,006							
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.92									
Value at end of period	$11.41									
Number of accumulation units outstanding at end of period	7,718									
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$11.70	$10.73	$8.34	$8.35						
Value at end of period	$11.86	$11.70	$10.73	$8.34						
Number of accumulation units outstanding at end of period	55,196	79,196	46,766	1,003						

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.01									
Value at end of period	$11.65									
Number of accumulation units outstanding at end of period	946,187									
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.88									
Value at end of period	$10.01									
Number of accumulation units outstanding at end of period	235,801									
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.37									
Value at end of period	$10.48									
Number of accumulation units outstanding at end of period	2,701									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$11.35	$11.01	$10.72	$10.40						
Value at end of period	$11.44	$11.35	$11.01	$10.72						
Number of accumulation units outstanding at end of period	130,040	63,478	56,188	25,283						
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.27									
Value at end of period	$10.68									
Number of accumulation units outstanding at end of period	3,299									
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.57									
Value at end of period	$10.91									
Number of accumulation units outstanding at end of period	1,313									
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.68									
Value at end of period	$11.07									
Number of accumulation units outstanding at end of period	292									
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.54									
Value at end of period	$11.27									
Number of accumulation units outstanding at end of period	274									
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.17									
Value at end of period	$10.30									
Number of accumulation units outstanding at end of period	13,351									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$10.61									
Value at end of period	$10.93									
Number of accumulation units outstanding at end of period	13,912									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.93									
Value at end of period	$11.09									
Number of accumulation units outstanding at end of period	810,723									
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$13.81	$12.17	$10.71							
Value at end of period	$14.18	$13.81	$12.17							
Number of accumulation units outstanding at end of period	74,265	55,087	16,437							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.40	$14.112	
Value at end of period	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.40	
Number of accumulation units outstanding at end of period	196,161	217,537	218,596	192,650	212,838	192,790	177,799	287,914	231,297	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744	$12.995	
Value at end of period	$15.66	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744	
Number of accumulation units outstanding at end of period	248,139	261,134	279,653	300,021	351,117	395,373	408,870	605,271	664,979	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.26	$10.64	$8.31	$10.22						
Value at end of period	$12.53	$12.26	$10.64	$8.31						
Number of accumulation units outstanding at end of period	49,773	50,628	22,950	12,024						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.98									
Value at end of period	$10.69									
Number of accumulation units outstanding at end of period	666,187									
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.73									
Value at end of period	$11.04									
Number of accumulation units outstanding at end of period	40,000									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP BALANCED PORTFOLIO, INC.										
Value at beginning of period	$25.68	$23.77	$20.25	$22.856	$24.163	$24.603	$21.929	$18.989	$15.698	$13.803
Value at end of period	$26.44	$25.68	$23.77	$20.25	$22.856	$24.163	$24.603	$21.929	$18.989	$15.698
Number of accumulation units outstanding at end of period	1,203,120	1,342,969	1,352,428	1,483,863	1,725,814	2,014,690	2,278,136	2,929,720	3,174,738	3,885,730
ING VP FINANCIAL SERVICES PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.91									
Value at end of period	$11.83									
Number of accumulation units outstanding at end of period	2,172									
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.60	$3.70	$2.57	$4.436	$5.831	$9.558				
Value at end of period	$3.98	$3.60	$3.70	$2.57	$4.436	$5.831				
Number of accumulation units outstanding at end of period	184,668	238,094	325,256	240,058	172,469	127,430				
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$20.20	$18.87	$15.16	$20.465	$25.397	$28.883	$24.907	$22.028	$17.173	$13.972
Value at end of period	$21.58	$20.20	$18.87	$15.16	$20.465	$25.397	$28.883	$24.907	$22.028	$17.173
Number of accumulation units outstanding at end of period	2,705,207	3,268,534	3,649,456	4,278,162	5,447,988	6,188,910	7,212,849	9,491,619	10,689,845	15,372,944
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	$14.437	
Value at end of period	$15.45	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	
Number of accumulation units outstanding at end of period	46,693	48,730	62,049	84,933	114,785	133,052	172,425	140,522	2,695	
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during September 1996, when the portfolio became available under the contract)										
Value at beginning of period	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924	$10.00
Value at end of period	$19.30	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924
Number of accumulation units outstanding at end of period	209,639	306,916	308,018	288,486	331,962	331,181	347,854	527,155	266,429	89,498
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891	$10.107		
Value at end of period	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891		
Number of accumulation units outstanding at end of period	113,380	133,131	165,078	138,191	107,714	90,357	6,907	17,011		
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815	$9.996		
Value at end of period	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815		
Number of accumulation units outstanding at end of period	96,703	93,290	97,816	128,310	51,505	28,764	15,816	55,564		
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$18.92	$18.27	$17.40	$16.266	$15.147	$13.988	$14.27	$13.361	$12.493	$12.212
Value at end of period	$19.27	$18.92	$18.27	$17.40	$16.266	$15.147	$13.988	$14.27	$13.361	$12.493
Number of accumulation units outstanding at end of period	897,910	1,012,407	688,345	807,470	862,575	722,494	887,371	1,129,589	1,168,988	1,947,629

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765	$10.149		
Value at end of period	$10.89	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765		
Number of accumulation units outstanding at end of period	19,463	5,472	5,720	6,876	16,486	19,208	10,655	35,872		
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$11.87	$10.23	$8.83	$9.86						
Value at end of period	$12.82	$11.87	$10.23	$8.83						
Number of accumulation units outstanding at end of period	40,383	49,802	21,662	5,856						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$10.28	$9.33	$6.92	$7.64						
Value at end of period	$11.21	$10.28	$9.33	$6.92						
Number of accumulation units outstanding at end of period	6,964	4,829	12,645	32						
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.93	$11.453	$11.007
Value at end of period	$14.12	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.93	$11.453
Number of accumulation units outstanding at end of period	400,551	546,292	760,049	1,044,246	1,134,800	894,024	1,034,154	1,146,661	974,714	1,984,269
ING VP NATURAL RESOURCES TRUST										
Value at beginning of period	$16.73	$15.03	$11.66	$12.062	$14.53	$12.428	$11.03	$13.896	$13.132	$10.479
Value at end of period	$23.60	$16.73	$15.03	$11.66	$12.062	$14.53	$12.428	$11.03	$13.896	$13.132
Number of accumulation units outstanding at end of period	36,130	33,815	36,295	38,148	40,257	44,844	57,916	89,735	149,149	115,869
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$13.88	$12.02								
Value at end of period	$15.43	$13.88								
Number of accumulation units outstanding at end of period	1,944	12,589								
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$7.42	$6.82	$4.98	$5.52						
Value at end of period	$8.00	$7.42	$6.82	$4.98						
Number of accumulation units outstanding at end of period	4,457	5,867	12,598	8,679						
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617	$13.633	$13.654	$13.503	
Value at end of period	$24.15	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617	$13.633	$13.654	
Number of accumulation units outstanding at end of period	36,008	52,194	52,308	49,493	51,364	64,122	19,165	91,992	17,392	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$16.78	$15.74	$14.02	$14.844	$15.397	$14.875	$14.064	$13.317	$11.776	$10.443
Value at end of period	$17.21	$16.78	$15.74	$14.02	$14.844	$15.397	$14.875	$14.064	$13.317	$11.776
Number of accumulation units outstanding at end of period	53,837	49,393	52,209	88,782	82,972	99,655	111,343	197,742	133,741	25,977

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$17.75	$16.05	$13.07	$15.344	$17.566	$17.905	$15.855	$15.392	$12.999	$10.652
Value at end of period	$18.62	$17.75	$16.05	$13.07	$15.344	$17.566	$17.905	$15.855	$15.392	$12.999
Number of accumulation units outstanding at end of period	74,359	69,724	75,583	72,637	76,069	79,352	96,551	274,115	317,579	99,589
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$17.17	$15.78	$13.37	$14.966	$16.295	$16.431	$15.095	$14.432	$12.43	$10.594
Value at end of period	$17.76	$17.17	$15.78	$13.37	$14.966	$16.295	$16.431	$15.095	$14.432	$12.43
Number of accumulation units outstanding at end of period	59,246	63,295	77,501	89,224	99,986	99,845	115,324	218,649	175,559	74,128
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93	$16.03	$13.261	$12.904	
Value at end of period	$19.02	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93	$16.03	$13.261	
Number of accumulation units outstanding at end of period	38,388	41,858	48,691	66,506	68,336	27,040	23,354	60,870	6,194	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.31	$10.16	$7.85	$9.51						
Value at end of period	$11.53	$11.31	$10.16	$7.85						
Number of accumulation units outstanding at end of period	111,335	147,018	97,606	32,821						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.56	$10.25	$9.87	$9.72						
Value at end of period	$13.43	$12.56	$10.25	$9.87						
Number of accumulation units outstanding at end of period	118,882	56,030	24,027	5,655						
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.11									
Value at end of period	$11.72									
Number of accumulation units outstanding at end of period	1,640									
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.85									
Value at end of period	$10.87									
Number of accumulation units outstanding at end of period	7,646									
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.12	$9.67	$7.99	$9.67						
Value at end of period	$11.61	$11.12	$9.67	$7.99						
Number of accumulation units outstanding at end of period	123,630	40,648	21,898	13,107						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$10.12	$9.21	$8.46							
Value at end of period	$10.61	$10.12	$9.21							
Number of accumulation units outstanding at end of period	46	61	29							
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.30	$11.86	$8.73	$10.56						
Value at end of period	$15.24	$14.30	$11.86	$8.73						
Number of accumulation units outstanding at end of period	40,723	33,380	11,462	1,623						
WANGER SELECT										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.31									
Value at end of period	$12.45									
Number of accumulation units outstanding at end of period	1,868									
WANGER U.S. SMALLER COMPANIES										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.91									
Value at end of period	$12.72									
Number of accumulation units outstanding at end of period	1,160									

TABLE IV

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during May 2001)									
Value at beginning of period	$8.19	$7.63	$6.22	$7.483	$8.933				
Value at end of period	$8.49	$8.19	$7.63	$6.22	$7.483				
Number of accumulation units outstanding at end of period	855	854	855	2,326	2,154				
AIM V.I. GROWTH FUND									
(Funds were first received in this option during January 2000)									
Value at beginning of period	$5.76	$5.40	$4.18	$6.146	$9.437	$12.347			
Value at end of period	$6.10	$5.76	$5.40	$4.18	$6.146	$9.437			
Number of accumulation units outstanding at end of period	2,728	3,977	465	0	307	279			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during April 2001)									
Value at beginning of period		$7.04	$5.71	$8.318	$9.203				
Value at end of period		$7.17	$7.04	$5.71	$8.318				
Number of accumulation units outstanding at end of period		0	92	50	13				
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$24.59	$21.61	$17.08	$19.126	$22.126	$24.052	$19.649	$15.346	$12.473
Value at end of period	$28.33	$24.59	$21.61	$17.08	$19.126	$22.126	$24.052	$19.649	$15.346
Number of accumulation units outstanding at end of period	24,289	27,014	27,755	24,256	20,194	19,458	20,988	20,297	19,168
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$20.94	$19.06	$14.85	$18.147	$19.384	$18.147	$17.325	$15.755	$12.668
Value at end of period	$21.84	$20.94	$19.06	$14.85	$18.147	$19.384	$18.147	$17.325	$15.755
Number of accumulation units outstanding at end of period	12,587	16,493	15,134	13,069	11,575	4,142	8,863	6,720	9,385
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$16.86	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879	$11.373
Value at end of period	$17.57	$16.86	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879
Number of accumulation units outstanding at end of period	10,322	11,460	10,940	9,054	11,273	13,914	23,653	17,622	8,432
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$14.82	$13.24	$9.37	$11.935	$15.37	$19.287	$13.727	$12.358	$11.356
Value at end of period	$17.38	$14.82	$13.24	$9.37	$11.935	$15.37	$19.287	$13.727	$12.358
Number of accumulation units outstanding at end of period	1,126	1,598	2,046	837	846	878	1,319	1,827	2,264
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$14.58	$12.64							
Value at end of period	$15.62	$14.58							
Number of accumulation units outstanding at end of period	2,646	2,287							
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during December 2005)									
Value at beginning of period	$12.95								
Value at end of period	$12.45								
Number of accumulation units outstanding at end of period	1,544								
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.57								
Value at end of period	$10.14								
Number of accumulation units outstanding at end of period	7,125								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during December 2004)									
Value at beginning of period	$12.87	$12.86							
Value at end of period	$13.68	$12.87							
Number of accumulation units outstanding at end of period	566	78							
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during March 2003)									
Value at beginning of period	$14.37	$11.40	$8.06						
Value at end of period	$15.20	$14.37	$11.40						
Number of accumulation units outstanding at end of period	2,760	1,709	905						
ING DAVIS VENTURE VALUE PORTFOLIO									
(Funds were first received in this option during August 2003)									
Value at beginning of period	$11.05	$10.34	$8.91						
Value at end of period	$11.31	$11.05	$10.34						
Number of accumulation units outstanding at end of period	2,283	3,164	2,433						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.97								
Value at end of period	$13.38								
Number of accumulation units outstanding at end of period	2,810								
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$22.48	$19.20	$15.05	$18.654	$25.917	$32.718	$20.966	$17.87	$17.653
Value at end of period	$24.37	$22.48	$19.20	$15.05	$18.654	$25.917	$32.718	$20.966	$17.87
Number of accumulation units outstanding at end of period	4,664	4,982	4,784	3,904	3,764	5,490	5,869	5,411	4,502
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$13.93	$11.73	$11.44						
Value at end of period	$14.89	$13.93	$11.73						
Number of accumulation units outstanding at end of period	1,757	1,517	178						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$13.98	$12.93	$9.50	$14.908	$20.236	$28.843	$19.405	$15.192	$15.386
Value at end of period	$15.35	$13.98	$12.93	$9.50	$14.908	$20.236	$28.843	$19.405	$15.192
Number of accumulation units outstanding at end of period	12,873	12,320	12,216	6,742	7,437	12,426	11,547	13,060	11,491
ING LEGG MASON VALUE PORTFOLIO									
(Funds were first received in this option during December 2005)									
Value at beginning of period	$11.56								
Value at end of period	$11.46								
Number of accumulation units outstanding at end of period	2,370								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$25.90	$23.30	$18.46	$26.84	$36.213	$38.987	$26.598	$21.304	$21.005
Value at end of period	$25.92	$25.90	$23.30	$18.46	$26.84	$36.213	$38.987	$26.598	$21.304
Number of accumulation units outstanding at end of period	4,283	6,218	6,266	3,746	3,303	4,077	3,143	1,926	2,468
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$12.85	$11.68							
Value at end of period	$13.03	$12.85							
Number of accumulation units outstanding at end of period	1,928	1,929							
ING MFS UTILITIES PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.88								
Value at end of period	$11.39								
Number of accumulation units outstanding at end of period	460								
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during June 2003)									
Value at beginning of period	$11.13	$10.24	$9.27						
Value at end of period	$11.26	$11.13	$10.24						
Number of accumulation units outstanding at end of period	7,002	6,822	6,658						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.01								
Value at end of period	$11.62								
Number of accumulation units outstanding at end of period	50,578								
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.88								
Value at end of period	$9.99								
Number of accumulation units outstanding at end of period	3,653								
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$11.27	$10.97	$10.70	$10.23					
Value at end of period	$11.33	$11.27	$10.97	$10.70					
Number of accumulation units outstanding at end of period	17,478	25,605	21,337	17,743					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.93								
Value at end of period	$11.07								
Number of accumulation units outstanding at end of period	31,362								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during September 2004)									
Value at beginning of period	$14.63	$13.41							
Value at end of period	$14.98	$14.63							
Number of accumulation units outstanding at end of period	1,003	779							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$20.03	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374	$14.09
Value at end of period	$20.95	$20.03	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374
Number of accumulation units outstanding at end of period	13,075	11,358	9,106	5,445	9,150	9,182	10,244	16,259	14,429
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.22	$12.58	$10.22	$13.812	$17.723	$18.834	$15.414	$12.721	$12.975
Value at end of period	$15.32	$14.22	$12.58	$10.22	$13.812	$17.723	$18.834	$15.414	$12.721
Number of accumulation units outstanding at end of period	6,069	6,637	9,364	11,476	12,675	15,099	18,743	21,363	17,743
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during April 2004)									
Value at beginning of period	$12.18	$11.03							
Value at end of period	$12.42	$12.18							
Number of accumulation units outstanding at end of period	1,686	572							
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.80								
Value at end of period	$10.66								
Number of accumulation units outstanding at end of period	6,949								
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during November 2005)									
Value at beginning of period	$11.05								
Value at end of period	$11.02								
Number of accumulation units outstanding at end of period	17								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$25.19	$23.37	$19.96	$22.588	$23.939	$24.436	$21.834	$18.954	$15.823
Value at end of period	$25.87	$25.19	$23.37	$19.96	$22.588	$23.939	$24.436	$21.834	$18.954
Number of accumulation units outstanding at end of period	11,014	10,164	9,943	14,552	16,028	16,800	28,079	30,064	25,112
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during July 2000)									
Value at beginning of period	$3.56	$3.66	$2.55	$4.417	$5.821	$10.754			
Value at end of period	$3.92	$3.56	$3.66	$2.55	$4.417	$5.821			
Number of accumulation units outstanding at end of period	21,304	24,497	27,034	17,615	13,314	8,565			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$19.82	$18.56	$14.94	$20.224	$25.162	$28.686	$24.80	$21.988	$17.728
Value at end of period	$21.11	$19.82	$18.56	$14.94	$20.224	$25.162	$28.686	$24.80	$21.988
Number of accumulation units outstanding at end of period	46,556	48,536	52,583	64,045	80,698	91,088	134,360	148,051	188,162
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	$15.727	
Value at end of period	$15.12	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	
Number of accumulation units outstanding at end of period	1,444	1,392	1,935	1,844	8,427	9,672	5,532	2,089	
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$18.19	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418	$11.345
Value at end of period	$18.88	$18.19	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418
Number of accumulation units outstanding at end of period	15,814	18,218	19,668	20,458	25,188	24,239	31,248	23,367	11,672
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during October 1998)									
Value at beginning of period	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	$8.579	
Value at end of period	$20.24	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	
Number of accumulation units outstanding at end of period	8,898	12,293	14,643	10,079	5,969	1,566	1,361	1,230	
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during September 1998)									
Value at beginning of period	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.80	$7.685	
Value at end of period	$15.33	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.80	
Number of accumulation units outstanding at end of period	7,192	9,103	6,964	6,481	4,090	964	1,041	807	
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$18.56	$17.96	$17.16	$16.075	$15.007	$13.893	$14.208	$13.337	$12.417
Value at end of period	$18.86	$18.56	$17.96	$17.16	$16.075	$15.007	$13.893	$14.208	$13.337
Number of accumulation units outstanding at end of period	10,101	8,892	9,061	13,060	13,589	7,623	22,155	18,429	36,018
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$11.76	$10.17	$7.95	$8.49					
Value at end of period	$12.68	$11.76	$10.17	$7.95					
Number of accumulation units outstanding at end of period	7,471	6,238	5,676	4,254					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period			$6.89	$7.79					
Value at end of period			$6.71	$6.89					
Number of accumulation units outstanding at end of period			0	449					
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$13.61	$13.67	$13.76	$13.741	$13.422	$12.806	$12.372	$11.908	$11.572
Value at end of period	$13.81	$13.61	$13.67	$13.76	$13.741	$13.422	$12.806	$12.372	$11.908
Number of accumulation units outstanding at end of period	1,714	1,715	3,356	8,794	4,687	6,362	28,274	32,767	23,882

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$16.41	$14.78	$11.50	$11.92	$14.395	$12.344	$10.982	$13.87	$12.30
Value at end of period	$23.09	$16.41	$14.78	$11.50	$11.92	$14.395	$12.344	$10.982	$13.87
Number of accumulation units outstanding at end of period	2,772	31	32	32	32	33	191	753	4,339
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during October 2003)									
Value at beginning of period		$6.78	$6.44						
Value at end of period		$7.03	$6.78						
Number of accumulation units outstanding at end of period		0	520						
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.32	
Value at end of period	$23.63	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	
Number of accumulation units outstanding at end of period	2,579	4,684	4,087	1,379	1,605	1,843	1,733	797	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$16.46	$15.93				$14.774	$14.003	$13.292	$12.076
Value at end of period	$16.84	$16.46				$14.898	$14.774	$14.003	$13.292
Number of accumulation units outstanding at end of period	848	848				0	502	1,188	397
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$17.41	$15.78	$12.88	$15.163	$17.403	$17.783	$15.786	$15.364	$12.994
Value at end of period	$18.22	$17.41	$15.78	$12.88	$15.163	$17.403	$17.783	$15.786	$15.364
Number of accumulation units outstanding at end of period	2,862	2,865	2,270	670	671	775	1,438	1,718	911
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$16.84	$16.85				$16.319	$15.03	$14.406	$12.428
Value at end of period	$17.37	$16.84				$15.812	$16.319	$15.03	$14.406
Number of accumulation units outstanding at end of period	501	475				0	470	458	7,855
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during March 1998)									
Value at beginning of period	$17.65	$16.27	$13.25	$18.172	$20.412	$18.801	$15.96	$14.467	
Value at end of period	$18.61	$17.65	$16.27	$13.25	$18.172	$20.412	$18.801	$15.96	
Number of accumulation units outstanding at end of period	1,417	1,276	2,047	0	3,848	762	299	54	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during July 2003)									
Value at beginning of period	$11.21	$10.10	$8.95						
Value at end of period	$11.40	$11.21	$10.10						
Number of accumulation units outstanding at end of period	1,658	6,483	5,135						

	2005	2004	2003	2002	2001	2000	1999	1998	1997
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$12.45	$10.19	$7.54						
Value at end of period	$13.28	$12.45	$10.19						
Number of accumulation units outstanding at end of period	13,830	2,673	533						
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$11.02	$9.61	$9.30						
Value at end of period	$11.48	$11.02	$9.61						
Number of accumulation units outstanding at end of period	2,812	3,372	244						
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during March 2003)									
Value at beginning of period	$14.18	$11.79	$7.99						
Value at end of period	$15.07	$14.18	$11.79						
Number of accumulation units outstanding at end of period	7,629	2,458	317						

TABLE V

FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$13.535
Value at end of period	$28.95	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374
Number of accumulation units outstanding at end of period	27,427	25,162	22,238	18,503	11,769	8,064	13,750	14,618	13,675
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272	$17.40	$15.784	$14.017
Value at end of period	$22.33	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272	$17.40	$15.784
Number of accumulation units outstanding at end of period	35,428	34,515	16,683	28,494	5,108	7,656	11,370	13,539	35,342
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$12.498
Value at end of period	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904
Number of accumulation units outstanding at end of period	7,210	13,505	13,739	16,200	30,698	29,626	32,858	24,195	3,029
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during November 2003)									
Value at beginning of period	$15.11	$13.46	$12.60						
Value at end of period	$17.76	$15.11	$13.46						
Number of accumulation units outstanding at end of period	23,281	2,467	680						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.48								
Value at end of period	$10.16								
Number of accumulation units outstanding at end of period	19,093								
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$22.92	$19.52	$15.27	$18.876	$26.16	$32.942	$21.057	$17.903	$17.682
Value at end of period	$24.91	$22.92	$19.52	$15.27	$18.876	$26.16	$32.942	$21.057	$17.903
Number of accumulation units outstanding at end of period	2,817	3,217	1,614	1,614	2,389	4,808	4,496	5,245	3,986
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.25	$13.15	$9.64	$15.086	$20.426	$29.04	$19.489	$15.219	$15.411
Value at end of period	$15.69	$14.25	$13.15	$9.64	$15.086	$20.426	$29.04	$19.489	$15.219
Number of accumulation units outstanding at end of period	13,528	16,173	15,712	9,981	15,417	13,795	12,142	11,330	11,848
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343	$21.038
Value at end of period	$26.49	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343
Number of accumulation units outstanding at end of period	3,729	5,194	5,195	9,460	9,287	11,362	9,451	9,947	8,563
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during July 2003)									
Value at beginning of period	$12.39	$11.29	$10.60						
Value at end of period	$12.59	$12.39	$11.29						
Number of accumulation units outstanding at end of period	1,079	1,213	1,354						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.72								
Value at end of period	$11.65								
Number of accumulation units outstanding at end of period	35,013								
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.89								
Value at end of period	$10.01								
Number of accumulation units outstanding at end of period	11,136								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.48								
Value at end of period	$11.09								
Number of accumulation units outstanding at end of period	27,390								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.40	$14.112
Value at end of period	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.40
Number of accumulation units outstanding at end of period	9,403	10,065	9,380	6,422	6,688	4,920	4,491	4,730	3,310
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744	$12.995
Value at end of period	$15.66	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744
Number of accumulation units outstanding at end of period	114,960	136,060	108,922	121,245	141,938	162,448	135,420	148,963	141,582
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.81								
Value at end of period	$10.69								
Number of accumulation units outstanding at end of period	22,007								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$26.17	$24.16	$20.53	$23.119	$24.379	$24.762	$22.015	$19.016	$16.898
Value at end of period	$27.01	$26.17	$24.16	$20.53	$23.119	$24.379	$24.762	$22.015	$19.016
Number of accumulation units outstanding at end of period	189,050	217,194	210,963	226,171	340,426	361,203	383,141	452,764	477,504
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during August 2000)									
Value at beginning of period	$3.65	$3.73	$2.59	$4.454	$5.841	$9.564			
Value at end of period	$4.03	$3.65	$3.73	$2.59	$4.454	$5.841			
Number of accumulation units outstanding at end of period	3,642	14,402	0	1,785	7,505	7,135			
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$20.59	$19.19	$15.37	$20.70	$25.624	$29.069	$25.005	$22.06	$19.527
Value at end of period	$22.04	$20.59	$19.19	$15.37	$20.70	$25.624	$29.069	$25.005	$22.06
Number of accumulation units outstanding at end of period	1,152,266	1,401,295	1,674,699	1,943,271	2,540,138	2,862,933	3,297,663	3,821,349	4,106,796
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during August 2001)									
Value at beginning of period				$17.668	$18.72				
Value at end of period				$16.46	$17.668				
Number of accumulation units outstanding at end of period				0	2,331				
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$19.14	$18.45	$17.55	$16.378	$15.229	$14.042	$14.304	$13.373	$12.747
Value at end of period	$19.52	$19.14	$18.45	$17.55	$16.378	$15.229	$14.042	$14.304	$13.373
Number of accumulation units outstanding at end of period	170,190	237,188	248,725	332,174	362,413	364,573	387,135	452,992	489,431

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.93	$11.654
Value at end of period	$14.12	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.93
Number of accumulation units outstanding at end of period	165,286	182,060	236,795	340,943	362,580	424,946	457,619	505,775	580,412
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$16.73	$15.03	$11.66	$12.062	$14.53	$12.428	$11.03	$13.896	$13.61
Value at end of period	$23.60	$16.73	$15.03	$11.66	$12.062	$14.53	$12.428	$11.03	$13.896
Number of accumulation units outstanding at end of period	882	882	882	882	1,753	1,753	1,753	1,753	1,753
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$17.24	$16.10	$14.30	$14.41			$14.141	$13.343	$12.335
Value at end of period	$17.74	$17.24	$16.10	$14.30			$14.497	$14.141	$13.343
Number of accumulation units outstanding at end of period	5,339	23,796	20,520	22,791			0	1,958	2,254
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$18.23	$16.42	$13.33	$15.591	$17.786	$18.066	$15.942	$15.422	$13.943
Value at end of period	$19.19	$18.23	$16.42	$13.33	$15.591	$17.786	$18.066	$15.942	$15.422
Number of accumulation units outstanding at end of period	10,401	11,857	18,356	19,199	21,776	21,776	21,776	24,014	23,868
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$17.63	$16.14	$13.63	$15.207	$16.499	$16.579	$15.179	$14.461	$13.178
Value at end of period	$18.30	$17.63	$16.14	$13.63	$15.207	$16.499	$16.579	$15.179	$14.461
Number of accumulation units outstanding at end of period	2,679	4,239	9,896	9,897	9,895	9,913	9,939	10,769	10,798

TABLE VI

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002
AIM V.I. CORE EQUITY FUND				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$12.80	$11.86	$9.05	
Value at end of period	$13.35	$12.80	$11.86	
Number of accumulation units outstanding at end of period	0	773	11	

CFI 36

Condensed Financial Information (continued)

	2005	2004	2003	2002
AIM V.I. GROWTH FUND				
(Funds were first received in this option during February 2004)				
Value at beginning of period	$12.89	$12.59		
Value at end of period	$13.73	$12.89		
Number of accumulation units outstanding at end of period	0	1,026		
AIM V.I. GROWTH FUND				
(Funds were first received in this option during February 2004)				
Value at beginning of period	$12.89	$12.59		
Value at end of period	$13.73	$12.89		
Number of accumulation units outstanding at end of period	0	1,026		
CALVERT SOCIAL BALANCED PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$12.39	$11.56	$9.55	
Value at end of period	$12.97	$12.39	$11.56	
Number of accumulation units outstanding at end of period	0	12	391	
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during December 2002)				
Value at beginning of period	$14.00	$12.24	$17.33	$9.70
Value at end of period	$16.22	$14.00	$12.24	$17.33
Number of accumulation units outstanding at end of period	80,017	37,912	25,359	2,695
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.40	$12.13	$8.78	
Value at end of period	$14.05	$13.40	$12.13	
Number of accumulation units outstanding at end of period	11,456	11,244	5,511	
FIDELITY® VIP GROWTH PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$12.49	$12.19	$8.80	
Value at end of period	$13.09	$12.49	$12.19	
Number of accumulation units outstanding at end of period	3,344	4,116	5,490	
FIDELITY® VIP OVERSEAS PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.56	$12.04	$8.09	
Value at end of period	$15.98	$13.56	$12.04	
Number of accumulation units outstanding at end of period	6,566	6,279	1,756	
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$14.73	$12.02	$8.31	
Value at end of period	$15.87	$14.73	$12.02	
Number of accumulation units outstanding at end of period	4,270	3,783	1,539	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.23	$12.14	$8.82	
Value at end of period	$13.27	$13.23	$12.14	
Number of accumulation units outstanding at end of period	235	533	328	

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$9.69			
Value at end of period	$10.19			
Number of accumulation units outstanding at end of period	882			
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during December 2002)				
Value at beginning of period	$15.00	$12.48	$9.30	$9.47
Value at end of period	$16.02	$15.00	$12.48	$9.30
Number of accumulation units outstanding at end of period	7,446	12,846	13,234	3,605
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during December 2002)				
Value at beginning of period	$16.22	$12.79	$9.68	$9.86
Value at end of period	$17.25	$16.22	$12.79	$9.68
Number of accumulation units outstanding at end of period	13,288	11,637	8,762	1,709
ING DAVIS VENTURE VALUE PORTFOLIO				
(Funds were first received in this option during July 2003)				
Value at beginning of period	$13.75	$12.80	$11.20	
Value at end of period	$14.15	$13.75	$12.80	
Number of accumulation units outstanding at end of period	219	1,126	1,191	
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.34			
Value at end of period	$11.85			
Number of accumulation units outstanding at end of period	2,004			
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO				
(Funds were first received in this option during June 2003)				
Value at beginning of period	$12.61	$11.70	$10.64	
Value at end of period	$12.72	$12.61	$11.70	
Number of accumulation units outstanding at end of period	934	774	309	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$11.51			
Value at end of period	$13.43			
Number of accumulation units outstanding at end of period	3,706			
ING JPMORGAN INTERNATIONAL PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.27	$11.27	$8.15	
Value at end of period	$14.46	$13.27	$11.27	
Number of accumulation units outstanding at end of period	1,470	629	575	

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during January 2003)				
Value at beginning of period	$15.92	$13.32	$10.67	
Value at end of period	$17.10	$15.92	$13.32	
Number of accumulation units outstanding at end of period	13,761	16,913	14,795	
ING JULIUS BAER FOREIGN PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$12.45			
Value at end of period	$13.38			
Number of accumulation units outstanding at end of period	8			
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.63	$12.55	$8.77	
Value at end of period	$15.05	$13.63	$12.55	
Number of accumulation units outstanding at end of period	723	1,505	5,591	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during December 2005)				
Value at beginning of period	$12.28			
Value at end of period	$12.46			
Number of accumulation units outstanding at end of period	10,241			
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.26	$11.86	$8.79	
Value at end of period	$13.34	$13.26	$11.86	
Number of accumulation units outstanding at end of period	287	287	287	
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during January 2004)				
Value at beginning of period	$12.45	$11.43		
Value at end of period	$12.69	$12.45		
Number of accumulation units outstanding at end of period	21,505	11,810		
ING MFS UTILITIES PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.48			
Value at end of period	$11.43			
Number of accumulation units outstanding at end of period	11,181			
ING OPCAP BALANCED VALUE PORTFOLIO				
(Funds were first received in this option during October 2003)				
Value at beginning of period	$13.87	$12.69	$12.12	
Value at end of period	$14.11	$13.87	$12.69	
Number of accumulation units outstanding at end of period	942	3,985	2,348	

	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.02			
Value at end of period	$11.68			
Number of accumulation units outstanding at end of period	38,507			
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$9.91			
Value at end of period	$10.03			
Number of accumulation units outstanding at end of period	15,502			
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during December 2002)				
Value at beginning of period	$11.18	$10.82	$10.72	$10.40
Value at end of period	$11.31	$11.18	$10.82	$10.72
Number of accumulation units outstanding at end of period	12,229	12,683	20,489	5,896
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.80			
Value at end of period	$10.95			
Number of accumulation units outstanding at end of period	86			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$9.93			
Value at end of period	$11.12			
Number of accumulation units outstanding at end of period	5,717			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during December 2004)				
Value at beginning of period	$13.88	$13.49		
Value at end of period	$14.29	$13.88		
Number of accumulation units outstanding at end of period	3,655	1,867		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.82	$12.68	$9.30	
Value at end of period	$14.53	$13.82	$12.68	
Number of accumulation units outstanding at end of period	7,203	4,347	3,154	
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$14.32	$12.38	$10.11	
Value at end of period	$14.68	$14.32	$12.38	
Number of accumulation units outstanding at end of period	12,292	15,765	7,313	

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO				
(INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.00			
Value at end of period	$10.71			
Number of accumulation units outstanding at end of period	8,585			
ING VP BALANCED PORTFOLIO, INC.				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$12.51	$11.54	$9.56	
Value at end of period	$12.91	$12.51	$11.54	
Number of accumulation units outstanding at end of period	91,215	12	12	
ING VP GLOBAL SCIENCE AND TECHNOLOGY				
PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$11.96	$12.23	$8.44	
Value at end of period	$13.24	$11.96	$12.23	
Number of accumulation units outstanding at end of period	311	223	223	
ING VP GROWTH AND INCOME PORTFOLIO				
(Funds were first received in this option during December 2002)				
Value at beginning of period	$12.22	$11.38	$15.16	$9.42
Value at end of period	$13.09	$12.22	$11.38	$15.16
Number of accumulation units outstanding at end of period	39,142	49,972	69,060	94,985
ING VP GROWTH PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$12.62	$11.88	$9.04	
Value at end of period	$13.67	$12.62	$11.88	
Number of accumulation units outstanding at end of period	228	228	228	
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$12.99	$11.86	$9.01	
Value at end of period	$13.56	$12.99	$11.86	
Number of accumulation units outstanding at end of period	95,129	1,294	2,725	
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$14.59	$12.63	$9.09	
Value at end of period	$16.06	$14.59	$12.63	
Number of accumulation units outstanding at end of period	7,610	8,759	6,665	
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$15.31	$12.66	$8.72	
Value at end of period	$16.32	$15.31	$12.66	
Number of accumulation units outstanding at end of period	3,127	2,974	1,290	

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$11.37	$10.94	$10.51	
Value at end of period	$11.62	$11.37	$10.94	
Number of accumulation units outstanding at end of period	3,884	6,479	4,656	
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during December 2002)				
Value at beginning of period	$13.22	$11.37	$8.83	$8.94
Value at end of period	$14.33	$13.22	$11.37	$8.83
Number of accumulation units outstanding at end of period	2,632	4,296	8,319	3,553
ING VP MIDCAP OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during April 2004)				
Value at beginning of period	$13.84	$13.08		
Value at end of period	$15.13	$13.84		
Number of accumulation units outstanding at end of period	0	1,280		
ING VP MONEY MARKET PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$10.12	$10.02	$10.02	
Value at end of period	$10.23	$10.02	$10.02	
Number of accumulation units outstanding at end of period	9,105	0	3,292	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during October 2003)				
Value at beginning of period	$12.78	$11.71	$10.99	
Value at end of period	$13.81	$12.78	$11.71	
Number of accumulation units outstanding at end of period	234	234	234	
ING VP SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$14.10	$12.44	$8.49	
Value at end of period	$15.40	$14.10	$12.44	
Number of accumulation units outstanding at end of period	416	955	1,096	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$12.72			
Value at end of period	$12.95			
Number of accumulation units outstanding at end of period	2,925			
ING VP VALUE OPPORTUNITY PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$12.23	$11.21	$8.61	
Value at end of period	$12.96	$12.23	$11.21	
Number of accumulation units outstanding at end of period	842	855	855	

	2005	2004	2003	2002
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.69	$12.27	$8.88	
Value at end of period	$14.01	$13.69	$12.27	
Number of accumulation units outstanding at end of period	3,696	5,130	4,057	
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO				
(Funds were first received in this option during December 2002)				
Value at beginning of period	$14.98	$12.20	$9.87	$10.09
Value at end of period	$16.06	$14.98	$12.20	$9.87
Number of accumulation units outstanding at end of period	3,370	5,485	2,838	4,844
PIONEER EQUITY INCOME VCT PORTFOLIO				
(Funds were first received in this option during February 2003)				
Value at beginning of period	$13.32	$11.55	$8.87	
Value at end of period	$13.95	$13.32	$11.55	
Number of accumulation units outstanding at end of period	7,257	4,954	2,133	
PIONEER MID CAP VALUE VCT PORTFOLIO				
(Funds were first received in this option during June 2003)				
Value at beginning of period	$15.93	$13.17	$11.16	
Value at end of period	$17.02	$15.93	$13.17	
Number of accumulation units outstanding at end of period	1,706	1,071	8	

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account B Group Deferred Variable Prospectus dated April 28, 2006 for Employer-Sponsored Deferred Compensation Plans, as well as a prospectus for the Guaranteed Accumulation Account and all current prospectuses pertaining to the variable investment options available under the Contracts.

___ *Please send an Account B Statement of Additional Information (Form No. SAI.75996-06) dated April 28, 2006.*

____

CONTRACT HOLDER'S SIGNATURE

____

DATE

PRO.75996-06

```
┌─────────────────────────────────────────────────────────────┐
│                 VARIABLE ANNUITY ACCOUNT B                  │
│                             OF                              │
│            ING LIFE INSURANCE AND ANNUITY COMPANY           │
└─────────────────────────────────────────────────────────────┘
```

Statement of Additional Information dated April 28, 2006

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated April 28, 2006.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2005, the Company and its subsidiary life company had $54 billion invested through their products, including $37 billion in their separate accounts (of which the Company, or its management affiliates, ING Investment Management Co. and ING Investments, LLC manages or oversees the management of $18 billion). The Company is ranked based on assets among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 19, 2005. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc." The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the principal underwriter and the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account B" below).

Other than the mortality and expense risk charge, administrative expense charge and ING GET Fund guarantee charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

AIM V.I. Capital Appreciation Fund (Series I) *
AIM V.I. Core Equity Fund (Series I) *
Calvert Social Balanced Portfolio
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Fidelity® VIP Overseas Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING AllianceBernstein Mid Cap Growth Portfolio (Class S)[1]
ING American Century Large Company Value Portfolio (Service Class)
ING American Century Select Portfolio (Initial Class)
ING American Century Small-Mid Cap Value Portfolio (Service Class)[1]
ING Baron Asset Portfolio (Service Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING Columbia Small Cap Value II Portfolio (Service Class)
ING Davis Venture Value Portfolio (Service Class)[1]
ING Evergreen Health Sciences Portfolio (Class S)
ING FMR[SM] Diversified Mid Cap Portfolio (Class S)
ING FMR[SM] Earnings Growth Portfolio (Class I)
ING Fundamental Research Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio (Service Class)[2]
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan International Portfolio (Initial Class)[1]
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING JPMorgan Small Cap Equity Portfolio (Class S)
ING Julius Baer Foreign Portfolio (Class S)
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)[1]
ING Legg Mason Value Portfolio (Class S)
ING Lord Abbett Affiliated Portfolio (Class I)
ING Marsico Growth Portfolio (Class S)
ING Marsico International Opportunities Portfolio (Class S)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING Neuberger Berman Partners Portfolio (Service Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Main Street Portfolio® (Class S)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Portfolio (Service Class)
ING Pioneer Fund Portfolio (Class I)
ING Pioneer High Yield Portfolio (Initial Class)
ING Pioneer Mid Cap Value Portfolio (Class I)
ING Solution 2015 Portfolio (Service Class)[3]
ING Solution 2025 Portfolio (Service Class)[3]
ING Solution 2035 Portfolio (Service Class)[3]
ING Solution 2045 Portfolio (Service Class)[3]
ING Solution Income Portfolio (Service Class)[3]

ING Stock Index Portfolio (Class I)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING Templeton Foreign Equity Portfolio (Service Class)
ING Templeton Global Growth (Class S)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
ING Wells Fargo Mid Cap Disciplined Portfolio (Class S)
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)
ING Van Kampen Growth and Income Portfolio (Class S)
ING Van Kampen Real Estate Portfolio (Class S)
ING VP Balanced Portfolio, Inc. (Class I)
ING VP Financial Services Portfolio (Class I)
ING VP Global Science and Technology Portfolio (Class I)
ING VP Growth and Income Portfolio (Class I)
ING VP Growth Portfolio (Class I)
ING VP Index Plus International Equity Portfolio (Class S)
ING VP Index Plus LargeCap Portfolio (Class I)
ING VP Index Plus MidCap Portfolio (Class I)
ING VP Index Plus SmallCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)
ING VP International Equity Portfolio (Class I)
ING VP International Value Portfolio (Class I)
ING VP MidCap Opportunities Portfolio (Class I)
ING VP Money Market Portfolio (Class I)
ING VP Natural Resources Trust
ING VP Real Estate Portfolio (Class I)
ING VP Small Company Portfolio (Class I)
ING VP SmallCap Opportunities Portfolio (Class I)
ING VP Strategic Allocation Conservative Portfolio (Class I)[1]
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Moderate Portfolio (Class I)[1]
ING VP Value Opportunity Portfolio (Class I)
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
Oppenheimer Main Street Small Cap Fund®/VA
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)
Wanger Select
Wanger U.S. Smaller Companies

* Effective May 1, 2006, AIM V.I. Growth Fund and AIM V.I. Premier Equity Fund will merge into AIM V.I. Capital Appreciation Fund and AIM V.I. Core Equity Fund, respectively. There is no further reference to these funds in this prospectus.

[1] This fund has changed its name to the name listed above. See Appendix IV – Fund Descriptions in the prospectus for a complete list of former and current fund names.

[2] Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

[3] These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" in the prospectus for additional information.

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2005, 2004 and 2003 amounted to $2,761,989.83, $2,068,285.47 and $2,770,934 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals.

From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
ING Life Insurance and Annuity Company
Variable Annuity Account B
Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

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ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Financial Statements
Year ended December 31, 2005

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ING Life Insurance and Annuity Company Variable Annuity Account B (the "Account") as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
The Alger American Funds:
  Alger American Balanced Portfolio - Class O
  Alger American Income & Growth Portfolio - Class O
  Alger American Leveraged AllCap Portfolio - Class O
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income Portfolio Class A
  AllianceBernstein VPSF Large Cap Growth Portfolio - Class A
  AllianceBernstein VPSF Small Cap Growth A
American Century Investments:
  American Century VP Balanced Fund
  American Century VP International Fund
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated American Leaders Fund II
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II
  Federated International Equity Fund II
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J

ING GET Fund (continued):
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series M
  ING GET Fund - Series N
  ING GET Fund - Series P
  ING GET Fund - Series Q
  ING GET Fund - Series R
  ING GET Fund - Series S
  ING GET Fund - Series T
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Evergreen Health Sciences Portfolio - Class S
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Earnings Growth Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service 1 Class
  ING LifeStyle Growth Portfolio - Service 1 Class
  ING LifeStyle Moderate Growth Portfolio - Service 1 Class
  ING LifeStyle Moderate Portfolio - Service 1 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING Mercury Large Cap Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Oppenheimer Main Street Portfolio® - Service Class

ING Investors Trust (continued):
ING PIMCO High Yield Portfolio - Service Class
ING Pioneer Fund Portfolio - Institutional Class
ING T. Rowe Price Capital Appreciation Portfolio - Service Class
ING T. Rowe Price Equity Income Portfolio - Service Class
ING UBS U.S. Allocation Portfolio - Service Class
ING Van Kampen Growth and Income Portfolio - Service Class
ING Partners, Inc.:
ING American Century Large Company Value
    Portfolio - Service Class
ING American Century Select Portfolio - Initial Class
ING American Century Select Portfolio - Service Class
ING American Century Small Cap Value Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Davis Venture Value Portfolio - Service Class
ING Fundamental Research Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class
ING JPMorgan Fleming International Portfolio - Initial Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING MFS Capital Opportunities Portfolio - Initial Class
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Global Portfolio - Initial Class
ING Oppenheimer Global Portfolio - Service Class
ING Oppenheimer Strategic Income Portfolio - Initial Class
ING PIMCO Total Return Portfolio - Service Class
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Solution 2015 Portfolio - Service Class
ING Solution 2025 Portfolio - Service Class
ING Solution 2035 Portfolio - Service Class
ING Solution 2045 Portfolio - Service Class
ING Solution Income Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Initial Class
ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio - Class I
ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7
ING GET U.S. Core Portfolio - Series 8
ING GET U.S. Core Portfolio - Series 9
ING GET U.S. Core Portfolio - Series 10
ING GET U.S. Core Portfolio - Series 11

ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I
ING VP Growth Portfolio - Class I
ING VP Index Plus LargeCap Portfolio - Class I
ING VP Index Plus MidCap Portfolio - Class I
ING VP Index Plus SmallCap Portfolio - Class I
ING VP International Equity Portfolio - Class I
ING VP Small Company Portfolio - Class I
ING VP Value Opportunity Portfolio - Class I
ING VP Value Opportunity Portfolio - Class S
ING Variable Products Trust:
ING VP Financial Services Portfolio - Class I
ING VP International Value Portfolio - Class I
ING VP MagnaCap Portfolio - Class I
ING VP MagnaCap Portfolio - Class S
ING VP MidCap Opportunities Portfolio - Class I
ING VP MidCap Opportunities Portfolio - Class S
ING VP Real Estate Portfolio - Class I
ING VP SmallCap Opportunities Portfolio - Class I
ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
ING VP Balanced Portfolio - Class I
ING VP Emerging Markets Fund, Inc.:
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio:
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
ING VP Natural Resources Trust
Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Janus Aspen Series Large Cap Growth
    Portfolio - Institutional Shares
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Worldwide Growth
    Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
MFS® Variable Insurance Trust℠:
MFS® Strategic Income Series
MFS® Total Return Series - Initial Class
Oppenheimer Variable Account Funds:
Oppenheimer Aggressive Growth Fund/VA
Oppenheimer Global Securities Fund/VA
Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA
Oppenheimer Strategic Bond Fund/VA
PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Admin Class
Pioneer Variable Contracts Trust:
Pioneer Equity Income VCT Portfolio - Class I
Pioneer Fund VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I
Pioneer Mid Cap Value VCT Portfolio - Class I

Prudential Series Fund, Inc.:   Wanger Advisors Trust:
  Jennison Portfolio - Class II   Wanger Select
  SP William Blair International Growth Portfolio - Class II   Wanger U.S. Smaller Companies
UBS Series Trust:
  UBS U.S. Allocation Portfolio - Class I

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING Life Insurance and Annuity Company Variable Annuity Account B at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares		AIM V.I. Core Equity Fund - Series I Shares		AIM V.I. Government Securities Fund - Series I Shares		AIM V.I. Growth Fund - Series I Shares		AIM V.I. Premier Equity Fund - Series I Shares	
Assets										
Investments in mutual funds										
at fair value	$	448	$	893	$	12,677	$	433	$	522
Total assets		448		893		12,677		433		522
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	448	$	893	$	12,677	$	433	$	522
Net assets										
Accumulation units	$	448	$	893	$	12,677	$	433	$	522
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	448	$	893	$	12,677	$	433	$	522
Total number of shares		18,166		38,100		1,067,960		25,130		23,382
Cost of shares	$	409	$	840	$	13,186	$	379	$	488

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	American Century VP Balanced Fund	American Century VP International Fund	Calvert Social Balanced Portfolio	Federated American Leaders Fund II	Federated Capital Income Fund II
Assets					
Investments in mutual funds					
at fair value	$ 887	$ 1,168	$ 2,190	$ 28,972	$ 3,367
Total assets	887	1,168	2,190	28,972	3,367
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 887	$ 1,168	$ 2,190	$ 28,971	$ 3,367
Net assets					
Accumulation units	$ 887	$ 1,168	$ 2,190	$ 28,915	$ 3,357
Contracts in payout (annuitization)					
period	-	-	-	56	10
Total net assets	$ 887	$ 1,168	$ 2,190	$ 28,971	$ 3,367
Total number of shares	118,311	141,892	1,127,157	1,355,085	376,620
Cost of shares	$ 756	$ 918	$ 1,936	$ 25,777	$ 3,263

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II
Assets					
Investments in mutual funds					
at fair value	$ 6,708	$ 4,124	$ 7,437	$ 4,318	$ 8,518
Total assets	6,708	4,124	7,437	4,318	8,518
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 6,708	$ 4,124	$ 7,437	$ 4,318	$ 8,518
Net assets					
Accumulation units	$ 6,610	$ 4,124	$ 7,394	$ 4,295	$ 8,518
Contracts in payout (annuitization)					
period	98	-	43	23	-
Total net assets	$ 6,708	$ 4,124	$ 7,437	$ 4,318	$ 8,518
Total number of shares	494,353	363,003	960,857	299,413	359,579
Cost of shares	$ 6,759	$ 4,186	$ 7,031	$ 4,690	$ 9,181

The accompanying notes are an integral part of these financial statements.

6

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 2,500	$ 9,118	$ 286,206	$ 191,807	$ 90,044
Total assets	2,500	9,118	286,206	191,807	90,044
Liabilities					
Payable to related parties	-	-	10	7	3
Total liabilities	-	-	10	7	3
Net assets	$ 2,500	$ 9,118	$ 286,196	$ 191,800	$ 90,041
Net assets					
Accumulation units	$ 2,500	$ 9,118	$ 286,196	$ 191,800	$ 90,041
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 2,500	$ 9,118	$ 286,196	$ 191,800	$ 90,041
Total number of shares	2,500,498	606,233	9,223,533	7,524,796	2,671,939
Cost of shares	$ 2,500	$ 8,276	$ 201,005	$ 160,412	$ 83,016

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 39,782	$ 56,447	$ 1,759	$ 15,059	$ 4,461
Total assets	39,782	56,447	1,759	15,059	4,461
Liabilities					
Payable to related parties	1	2	-	-	-
Total liabilities	1	2	-	-	-
Net assets	$ 39,781	$ 56,445	$ 1,759	$ 15,059	$ 4,461
Net assets					
Accumulation units	$ 37,301	$ 56,445	$ 1,759	$ 15,059	$ 4,461
Contracts in payout (annuitization) period	2,480	-	-	-	-
Total net assets	$ 39,781	$ 56,445	$ 1,759	$ 15,059	$ 4,461
Total number of shares	6,447,614	397,849	137,851	730,649	265,711
Cost of shares	$ 41,969	$ 47,953	$ 1,751	$ 11,857	$ 4,122

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series L		ING GET Fund - Series M		ING GET Fund - Series N		ING GET Fund - Series P		ING GET Fund - Series Q	
Assets										
Investments in mutual funds										
at fair value	$	40,063	$	60,673	$	49,722	$	35,845	$	31,950
Total assets		40,063		60,673		49,722		35,845		31,950
Liabilities										
Payable to related parties		2		3		3		2		2
Total liabilities		2		3		3		2		2
Net assets	$	40,061	$	60,670	$	49,719	$	35,843	$	31,948
Net assets										
Accumulation units	$	40,061	$	60,670	$	49,719	$	35,843	$	31,948
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	40,061	$	60,670	$	49,719	$	35,843	$	31,948
Total number of shares		4,177,562		6,339,898		5,017,395		3,650,188		3,157,115
Cost of shares	$	41,104	$	62,177	$	50,984	$	36,425	$	31,590

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series R	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V
Assets					
Investments in mutual funds					
at fair value	$ 25,580	$ 31,378	$ 24,063	$ 23,509	$ 44,053
Total assets	25,580	31,378	24,063	23,509	44,053
Liabilities					
Payable to related parties	1	2	1	1	2
Total liabilities	1	2	1	1	2
Net assets	$ 25,579	$ 31,376	$ 24,062	$ 23,508	$ 44,051
Net assets					
Accumulation units	$ 25,579	$ 31,376	$ 24,062	$ 23,508	$ 44,051
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 25,579	$ 31,376	$ 24,062	$ 23,508	$ 44,051
Total number of shares	2,507,859	3,109,781	2,403,932	2,406,218	4,458,853
Cost of shares	$ 25,172	$ 31,208	$ 24,108	$ 24,037	$ 44,613

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING Evergreen Health Sciences Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 201	$ 20,436	$ 22,151	$ 27,750	$ 505
Total assets	201	20,436	22,151	27,750	505
Liabilities					
Payable to related parties	-	1	1	1	-
Total liabilities	-	1	1	1	-
Net assets	$ 201	$ 20,435	$ 22,150	$ 27,749	$ 505
Net assets					
Accumulation units	$ 201	$ 19,133	$ 20,438	$ 27,458	$ 505
Contracts in payout (annuitization)					
period	-	1,302	1,712	291	-
Total net assets	$ 201	$ 20,435	$ 22,150	$ 27,749	$ 505
Total number of shares	10,578	347,498	572,088	1,442,300	47,282
Cost of shares	$ 205	$ 18,182	$ 21,043	$ 23,712	$ 504

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Earnings Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 17,455	$ 356	$ 25,075	$ 1,210	$ 2,620
Total assets	17,455	356	25,075	1,210	2,620
Liabilities					
Payable to related parties	1	-	1	-	-
Total liabilities	1	-	1	-	-
Net assets	$ 17,454	$ 356	$ 25,074	$ 1,210	$ 2,620
Net assets					
Accumulation units	$ 16,385	$ 356	$ 23,957	$ 1,210	$ 2,620
Contracts in payout (annuitization)					
period	1,069	-	1,117	-	-
Total net assets	$ 17,454	$ 356	$ 25,074	$ 1,210	$ 2,620
Total number of shares	1,588,237	26,910	2,365,573	82,466	178,618
Cost of shares	$ 16,968	$ 334	$ 24,468	$ 1,184	$ 2,413

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 9,171	$ 16	$ 45,059	$ 3,197	$ 2,191
Total assets	9,171	16	45,059	3,197	2,191
Liabilities					
Payable to related parties	-	-	2	-	-
Total liabilities	-	-	2	-	-
Net assets	$ 9,171	$ 16	$ 45,057	$ 3,197	$ 2,191
Net assets					
Accumulation units	$ 9,171	$ 16	$ 45,057	$ 3,197	$ 2,191
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 9,171	$ 16	$ 45,057	$ 3,197	$ 2,191
Total number of shares	729,604	1,280	4,187,685	297,684	167,756
Cost of shares	$ 9,185	$ 15	$ 43,972	$ 3,124	$ 2,137

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	ING LifeStyle Growth Portfolio - Service 1 Class	ING LifeStyle Moderate Growth Portfolio - Service 1 Class
Assets					
Investments in mutual funds					
at fair value	$ 37,806	$ 731	$ 532	$ 2,302	$ 3,437
Total assets	37,806	731	532	2,302	3,437
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 37,805	$ 731	$ 532	$ 2,302	$ 3,437
Net assets					
Accumulation units	$ 35,378	$ 731	$ 532	$ 2,302	$ 3,437
Contracts in payout (annuitization)					
period	2,427	-	-	-	-
Total net assets	$ 37,805	$ 731	$ 532	$ 2,302	$ 3,437
Total number of shares	3,556,507	68,934	43,549	192,776	296,767
Cost of shares	$ 34,973	$ 704	$ 525	$ 2,247	$ 3,365

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service 1 Class		ING Marsico Growth Portfolio - Service Class		ING Marsico International Opportunities Portfolio - Service Class		ING Mercury Large Cap Growth Portfolio - Service Class		ING MFS Total Return Portfolio - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	3,932	$	210	$	8,410	$	1,700	$	145,087
Total assets		3,932		210		8,410		1,700		145,087
Liabilities										
Payable to related parties		-		-		-		-		5
Total liabilities		-		-		-		-		5
Net assets	$	3,932	$	210	$	8,410	$	1,700	$	145,082
Net assets										
Accumulation units	$	3,932	$	210	$	8,410	$	1,700	$	145,082
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	3,932	$	210	$	8,410	$	1,700	$	145,082
Total number of shares		345,830		13,317		680,442		147,030		7,945,612
Cost of shares	$	3,854	$	206	$	7,707	$	1,590	$	143,272

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,374	$ 469	$ 1,589	$ 27	$ 2,987
Total assets	2,374	469	1,589	27	2,987
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,374	$ 469	$ 1,589	$ 27	$ 2,987
Net assets					
Accumulation units	$ 2,374	$ 469	$ 1,552	$ 27	$ 2,987
Contracts in payout (annuitization) period	-	-	37	-	-
Total net assets	$ 2,374	$ 469	$ 1,589	$ 27	$ 2,987
Total number of shares	130,235	41,851	91,088	1,526	292,574
Cost of shares	$ 2,382	$ 474	$ 1,542	$ 26	$ 3,008

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 27,256	$ 878	$ 4,775	$ 7,663	$ 1,341
Total assets	27,256	878	4,775	7,663	1,341
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 27,255	$ 878	$ 4,775	$ 7,663	$ 1,341
Net assets					
Accumulation units	$ 23,054	$ 878	$ 4,775	$ 7,663	$ 1,341
Contracts in payout (annuitization)					
period	4,201	-	-	-	-
Total net assets	$ 27,255	$ 878	$ 4,775	$ 7,663	$ 1,341
Total number of shares	2,468,840	34,941	346,487	764,767	49,524
Cost of shares	$ 26,472	$ 856	$ 4,649	$ 7,405	$ 1,314

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 130	$ 69,125	$ 1,511	$ 3,883	$ 982
Total assets	130	69,125	1,511	3,883	982
Liabilities					
Payable to related parties	-	2	-	-	-
Total liabilities	-	2	-	-	-
Net assets	$ 130	$ 69,123	$ 1,511	$ 3,883	$ 982
Net assets					
Accumulation units	$ 130	$ 64,532	$ 1,511	$ 3,883	$ 982
Contracts in payout (annuitization)					
period	-	4,591	-	-	-
Total net assets	$ 130	$ 69,123	$ 1,511	$ 3,883	$ 982
Total number of shares	9,137	7,322,568	128,706	241,758	52,554
Cost of shares	$ 122	$ 63,363	$ 1,532	$ 3,635	$ 902

The accompanying notes are an integral part of these financial statements.

18

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Fundamental Research Portfolio - Service Class		ING Goldman Sachs® Capital Growth Portfolio - Service Class		ING JPMorgan Fleming International Portfolio - Initial Class		ING JPMorgan Mid Cap Value Portfolio - Service Class		ING MFS Capital Opportunities Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	19	$	379	$	43,807	$	2,101	$	30,603
Total assets		19		379		43,807		2,101		30,603
Liabilities										
Payable to related parties		-		-		1		-		1
Total liabilities		-		-		1		-		1
Net assets	$	19	$	379	$	43,806	$	2,101	$	30,602
Net assets										
Accumulation units	$	19	$	379	$	41,213	$	2,101	$	27,467
Contracts in payout (annuitization)										
period		-		-		2,593		-		3,135
Total net assets	$	19	$	379	$	43,806	$	2,101	$	30,602
Total number of shares		2,037		33,129		3,261,892		150,308		1,116,898
Cost of shares	$	18	$	342	$	36,231	$	2,119	$	24,070

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,444	$ 193,569	$ 75,519	$ 5,693	$ 48,359
Total assets	1,444	193,569	75,519	5,693	48,359
Liabilities					
Payable to related parties	-	7	3	-	2
Total liabilities	-	7	3	-	2
Net assets	$ 1,444	$ 193,562	$ 75,516	$ 5,693	$ 48,357
Net assets					
Accumulation units	$ 1,444	$ 188,287	$ 72,739	$ 5,693	$ 46,514
Contracts in payout (annuitization)					
period	-	5,275	2,777	-	1,843
Total net assets	$ 1,444	$ 193,562	$ 75,516	$ 5,693	$ 48,357
Total number of shares	105,092	13,660,462	7,551,905	523,734	1,086,228
Cost of shares	$ 1,339	$ 165,949	$ 75,855	$ 5,684	$ 36,516

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 68	$ 125	$ 3	$ 3	$ 138
Total assets	68	125	3	3	138
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 68	$ 125	$ 3	$ 3	$ 138
Net assets					
Accumulation units	$ 68	$ 125	$ 3	$ 3	$ 138
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 68	$ 125	$ 3	$ 3	$ 138
Total number of shares	6,303	11,347	290	272	13,235
Cost of shares	$ 66	$ 125	$ 3	$ 3	$ 135

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 90,833	$ 64,312	$ 40,269	$ 3,224	$ 146,300
Total assets	90,833	64,312	40,269	3,224	146,300
Liabilities					
Payable to related parties	3	2	1	-	5
Total liabilities	3	2	1	-	5
Net assets	$ 90,830	$ 64,310	$ 40,268	$ 3,224	$ 146,295
Net assets					
Accumulation units	$ 90,830	$ 57,826	$ 40,268	$ 3,224	$ 146,295
Contracts in payout (annuitization)					
period	-	6,484	-	-	-
Total net assets	$ 90,830	$ 64,310	$ 40,268	$ 3,224	$ 146,295
Total number of shares	10,500,978	1,222,205	4,330,002	265,133	4,053,757
Cost of shares	$ 78,880	$ 52,631	$ 34,499	$ 3,156	$ 134,683

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 2	$ 21,320	$ 14,816	$ 16,484	$ 383,794
Total assets	2	21,320	14,816	16,484	383,794
Liabilities					
Payable to related parties	-	1	1	1	12
Total liabilities	-	1	1	1	12
Net assets	$ 2	$ 21,319	$ 14,815	$ 16,483	$ 383,782
Net assets					
Accumulation units	$ 2	$ 16,533	$ 11,664	$ 13,365	$ 295,273
Contracts in payout (annuitization)					
period	-	4,786	3,151	3,118	88,509
Total net assets	$ 2	$ 21,319	$ 14,815	$ 16,483	$ 383,782
Total number of shares	48	1,485,692	957,118	1,242,211	18,531,828
Cost of shares	$ 2	$ 19,101	$ 12,556	$ 15,083	$ 367,693

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5
Assets					
Investments in mutual funds					
at fair value	$ 19,332	$ 14,472	$ 41,140	$ 5,868	$ 3,957
Total assets	19,332	14,472	41,140	5,868	3,957
Liabilities					
Payable to related parties	1	1	2	-	-
Total liabilities	1	1	2	-	-
Net assets	$ 19,331	$ 14,471	$ 41,138	$ 5,868	$ 3,957
Net assets					
Accumulation units	$ 19,331	$ 14,471	$ 41,138	$ 5,868	$ 3,957
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 19,331	$ 14,471	$ 41,138	$ 5,868	$ 3,957
Total number of shares	1,915,914	1,445,733	4,118,153	563,113	374,722
Cost of shares	$ 19,167	$ 14,458	$ 41,166	$ 5,640	$ 3,760

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Assets					
Investments in mutual funds					
at fair value	$ 68,987	$ 43,224	$ 32,289	$ 23,303	$ 21,699
Total assets	68,987	43,224	32,289	23,303	21,699
Liabilities					
Payable to related parties	3	2	2	1	1
Total liabilities	3	2	2	1	1
Net assets	$ 68,984	$ 43,222	$ 32,287	$ 23,302	$ 21,698
Net assets					
Accumulation units	$ 68,984	$ 43,222	$ 32,287	$ 23,302	$ 21,698
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 68,984	$ 43,222	$ 32,287	$ 23,302	$ 21,698
Total number of shares	6,665,414	4,225,250	3,156,277	2,316,368	2,165,598
Cost of shares	$ 66,670	$ 42,275	$ 31,580	$ 23,172	$ 21,675

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 24,280	$ 10,507	$ 23,712	$ 161,319	$ 18,302
Total assets	24,280	10,507	23,712	161,319	18,302
Liabilities					
Payable to related parties	1	-	1	5	-
Total liabilities	1	-	1	5	-
Net assets	$ 24,279	$ 10,507	$ 23,711	$ 161,314	$ 18,302
Net assets					
Accumulation units	$ 24,279	$ 10,507	$ 21,035	$ 120,580	$ 18,302
Contracts in payout (annuitization)					
period	-	-	2,676	40,734	-
Total net assets	$ 24,279	$ 10,507	$ 23,711	$ 161,314	$ 18,302
Total number of shares	2,422,016	2,460,591	2,284,346	10,461,698	979,238
Cost of shares	$ 24,238	$ 9,293	$ 19,679	$ 134,106	$ 14,341

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I		ING VP International Equity Portfolio - Class I		ING VP Small Company Portfolio - Class I		ING VP Value Opportunity Portfolio - Class I		ING VP Value Opportunity Portfolio - Class S	
Assets										
Investments in mutual funds										
at fair value	$	9,917	$	17,087	$	72,339	$	12,906	$	1,436
Total assets		9,917		17,087		72,339		12,906		1,436
Liabilities										
Payable to related parties		-		1		2		-		-
Total liabilities		-		1		2		-		-
Net assets	$	9,917	$	17,086	$	72,337	$	12,906	$	1,436
Net assets										
Accumulation units	$	9,917	$	14,654	$	65,263	$	12,906	$	1,436
Contracts in payout (annuitization)										
period		-		2,432		7,074		-		-
Total net assets	$	9,917	$	17,086	$	72,337	$	12,906	$	1,436
Total number of shares		594,521		1,690,099		3,341,297		931,808		104,316
Cost of shares	$	8,240	$	13,576	$	55,904	$	11,469	$	1,443

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 126	$ 3,967	$ 379	$ 10,674	$ 2,360
Total assets	126	3,967	379	10,674	2,360
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 126	$ 3,967	$ 379	$ 10,674	$ 2,360
Net assets					
Accumulation units	$ 126	$ 3,967	$ 379	$ 10,674	$ 2,360
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 126	$ 3,967	$ 379	$ 10,674	$ 2,360
Total number of shares	10,868	311,643	50,124	1,426,982	157,762
Cost of shares	$ 121	$ 3,685	$ 315	$ 8,674	$ 2,183

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 88	$ 6,065	$ 174,471	$ 130,587	$ 214,224
Total assets	88	6,065	174,471	130,587	214,224
Liabilities					
Payable to related parties	-	-	6	4	7
Total liabilities	-	-	6	4	7
Net assets	$ 88	$ 6,065	$ 174,465	$ 130,583	$ 214,217
Net assets					
Accumulation units	$ 88	$ 6,065	$ 132,879	$ 118,853	$ 210,480
Contracts in payout (annuitization)					
period	-	-	41,586	11,730	3,737
Total net assets	$ 88	$ 6,065	$ 174,465	$ 130,583	$ 214,217
Total number of shares	4,982	345,175	12,791,112	10,068,355	16,265,553
Cost of shares	$ 79	$ 5,198	$ 155,235	$ 135,631	$ 210,077

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Natural Resources Trust	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 4,803	$ 19	$ 11	$ 7	$ 6
Total assets	4,803	19	11	7	6
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 4,803	$ 19	$ 11	$ 7	$ 6
Net assets					
Accumulation units	$ 4,803	$ 19	$ 11	$ 7	$ 6
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 4,803	$ 19	$ 11	$ 7	$ 6
Total number of shares	200,952	743	979	349	211
Cost of shares	$ 3,880	$ 19	$ 11	$ 7	$ 6

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	MFS® Strategic Income Series	Oppenheimer Aggressive Growth Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 6	$ 7,859	$ 5,924	$ 2,057	$ 32,592
Total assets	6	7,859	5,924	2,057	32,592
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 6	$ 7,859	$ 5,924	$ 2,057	$ 32,591
Net assets					
Accumulation units	$ 6	$ 7,859	$ 5,924	$ 2,057	$ 30,070
Contracts in payout (annuitization)					
period	-	-	-	-	2,521
Total net assets	$ 6	$ 7,859	$ 5,924	$ 2,057	$ 32,591
Total number of shares	213	300,432	280,872	193,310	659,898
Cost of shares	$ 6	$ 7,754	$ 5,729	$ 2,065	$ 24,097

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Oppenheimer Global Securities Fund/VA		Oppenheimer Main Street Fund®/VA		Oppenheimer Main Street Small Cap Fund®/VA		Oppenheimer Strategic Bond Fund/VA		PIMCO Real Return Portfolio - Admin Class	
Assets										
Investments in mutual funds										
at fair value	$	72	$	58,464	$	41	$	1	$	1,526
Total assets		72		58,464		41		1		1,526
Liabilities										
Payable to related parties		-		2		-		-		-
Total liabilities		-		2		-		-		-
Net assets	$	72	$	58,462	$	41	$	1	$	1,526
Net assets										
Accumulation units	$	72	$	50,787	$	41	$	1	$	1,526
Contracts in payout (annuitization)										
period		-		7,675		-		-		-
Total net assets	$	72	$	58,462	$	41	$	1	$	1,526
Total number of shares		2,145		2,683,079		2,364		159		120,286
Cost of shares	$	72	$	49,422	$	39	$	1	$	1,551

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Wanger Select
Assets					
Investments in mutual funds					
at fair value	$ 4,265	$ 81	$ 133	$ 4,234	$ 554
Total assets	4,265	81	133	4,234	554
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 4,265	$ 81	$ 133	$ 4,234	$ 554
Net assets					
Accumulation units	$ 4,265	$ 81	$ 133	$ 4,234	$ 554
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 4,265	$ 81	$ 133	$ 4,234	$ 554
Total number of shares	200,705	3,771	12,266	169,357	24,445
Cost of shares	$ 4,124	$ 78	$ 137	$ 4,000	$ 514

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Wanger U.S. Smaller Companies
Assets	
Investments in mutual funds	
at fair value	$ 552
Total assets	552
Liabilities	
Payable to related parties	-
Total liabilities	-
Net assets	$ 552
Net assets	
Accumulation units	$ 552
Contracts in payout (annuitization)	
period	-
Total net assets	$ 552
Total number of shares	15,805
Cost of shares	$ 535

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	AIM V.I. Growth Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 13	$ 415	$ -	$ 5
Total investment income	-	13	415	-	5
Expenses:					
Mortality and expense risk and					
other charges	130	277	175	142	304
Total expenses	130	277	175	142	304
Net investment income (loss)	(130)	(264)	240	(142)	(299)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,939	4,004	(66)	1,461	200
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments	1,939	4,004	(66)	1,461	200
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(1,468)	(3,448)	(121)	(1,098)	298
Net increase (decrease) in net assets					
resulting from operations	$ 341	$ 292	$ 53	$ 221	$ 199

The accompanying notes are an integral part of these financial statements.

35

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Alger American Balanced Portfolio - Class O	Alger American Income & Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	AllianceBernstein VPSF Growth and Income Portfolio Class A	AllianceBernstein VPSF Large Cap Growth Portfolio - Class A
Net investment income (loss)					
Income:					
Dividends	$ 29	$ 53	$ -	$ 688	$ -
Total investment income	29	53	-	688	-
Expenses:					
Mortality and expense risk and					
other charges	17	50	48	435	66
Total expenses	17	50	48	435	66
Net investment income (loss)	12	3	(48)	253	(66)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	175	32	430	5,065	998
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments	175	32	430	5,065	998
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(123)	(60)	(131)	(5,284)	(654)
Net increase (decrease) in net assets					
resulting from operations	$ 64	$ (25)	$ 251	$ 34	$ 278

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AllianceBernstein VPSF Small Cap Growth A	American Century VP Balanced Fund	American Century VP International Fund	Calvert Social Balanced Portfolio	Federated American Leaders Fund II
Net investment income (loss)					
Income:					
Dividends	$ -	$ 19	$ 13	$ 39	$ 590
Total investment income	-	19	13	39	590
Expenses:					
Mortality and expense risk and					
other charges	44	14	16	27	503
Total expenses	44	14	16	27	503
Net investment income (loss)	(44)	5	(3)	12	87
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	636	35	21	39	354
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments	636	35	21	39	354
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(678)	(9)	104	43	600
Net increase (decrease) in net assets					
resulting from operations	$ (86)	$ 31	$ 122	$ 94	$ 1,041

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Federated Capital Income Fund II	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II	Federated International Equity Fund II
Net investment income (loss)					
Income:					
Dividends	$ 247	$ 179	$ 240	$ 890	$ -
Total investment income	247	179	240	890	-
Expenses:					
Mortality and expense risk and other charges	61	108	77	138	68
Total expenses	61	108	77	138	68
Net investment income (loss)	186	71	163	752	(68)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(783)	(223)	12	273	(2,291)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(783)	(223)	12	273	(2,291)
Net unrealized appreciation (depreciation) of investments	789	259	(145)	(942)	2,639
Net increase (decrease) in net assets resulting from operations	$ 192	$ 107	$ 30	$ 83	$ 280

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 70	$ 291	$ 734	$ 3,440
Total investment income	-	70	291	734	3,440
Expenses:					
Mortality and expense risk and					
other charges	131	38	139	3,168	2,536
Total expenses	131	38	139	3,168	2,536
Net investment income (loss)	(131)	32	152	(2,434)	904
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,600)	-	164	6,090	3,234
Capital gains distributions	-	-	4	46	7,560
Total realized gain (loss) on investments	(1,600)	-	168	6,136	10,794
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	2,668	-	(107)	34,607	(3,347)
Net increase (decrease) in net assets					
resulting from operations	$ 937	$ 32	$ 213	$ 38,309	$ 8,351

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 513	$ 6,417	$ 1,192	$ 71	$ 95
Total investment income	513	6,417	1,192	71	95
Expenses:					
Mortality and expense risk and					
other charges	1,205	545	863	26	166
Total expenses	1,205	545	863	26	166
Net investment income (loss)	(692)	5,872	329	45	(71)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(492)	1,573	1,251	1	999
Capital gains distributions	-	-	-	43	74
Total realized gain (loss) on investments	(492)	1,573	1,251	44	1,073
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	4,763	(7,010)	216	(74)	1,281
Net increase (decrease) in net assets					
resulting from operations	$ 3,579	$ 435	$ 1,796	$ 15	$ 2,283

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 4,112	$ 3,385	$ 3,090	$ 3,661
Total investment income	27	4,112	3,385	3,090	3,661
Expenses:					
Mortality and expense risk and					
other charges	37	278	436	522	906
Total expenses	37	278	436	522	906
Net investment income (loss)	(10)	3,834	2,949	2,568	2,755
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	219	(6,654)	(4,377)	(3,698)	(3,418)
Capital gains distributions	22	-	-	-	-
Total realized gain (loss) on investments	241	(6,654)	(4,377)	(3,698)	(3,418)
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	18	2,790	1,427	1,227	805
Net increase (decrease) in net assets					
resulting from operations	$ 249	$ (30)	$ (1)	$ 97	$ 142

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series L	ING GET Fund - Series M	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q
Net investment income (loss)					
Income:					
Dividends	$ 1,735	$ 3,163	$ 2,125	$ 1,577	$ 1,371
Total investment income	1,735	3,163	2,125	1,577	1,371
Expenses:					
Mortality and expense risk and					
other charges	901	1,346	1,098	834	689
Total expenses	901	1,346	1,098	834	689
Net investment income (loss)	834	1,817	1,027	743	682
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(252)	(302)	(389)	(112)	140
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments	(252)	(302)	(389)	(112)	140
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(424)	(1,385)	(650)	(968)	(990)
Net increase (decrease) in net assets					
resulting from operations	$ 158	$ 130	$ (12)	$ (337)	$ (168)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series R	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V
Net investment income (loss)					
Income:					
Dividends	$ 1,013	$ 853	$ 686	$ 557	$ 966
Total investment income	1,013	853	686	557	966
Expenses:					
Mortality and expense risk and					
other charges	583	664	519	503	1,002
Total expenses	583	664	519	503	1,002
Net investment income (loss)	430	189	167	54	(36)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	212	105	73	(4)	(158)
Capital gains distributions	753	969	860	1,336	-
Total realized gain (loss) on investments	965	1,074	933	1,332	(158)
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(1,525)	(1,331)	(1,242)	(1,570)	(445)
Net increase (decrease) in net assets					
resulting from operations	$ (130)	$ (68)	$ (142)	$ (184)	$ (639)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING Evergreen Health Sciences Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 52	$ 97	$ -
Total investment income	-	-	52	97	-
Expenses:					
Mortality and expense risk and other charges	-	147	174	224	1
Total expenses	-	147	174	224	1
Net investment income (loss)	-	(147)	(122)	(127)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	32	10	231	2
Capital gains distributions	-	3	11	35	17
Total realized gain (loss) on investments and capital gains distributions	1	35	21	266	19
Net unrealized appreciation (depreciation) of investments	(4)	2,206	1,081	3,874	1
Net increase (decrease) in net assets resulting from operations	$ (3)	$ 2,094	$ 980	$ 4,013	$ 19

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ 44	$ -	$ -
Total investment income	5	-	44	-	-
Expenses:					
Mortality and expense risk and other charges	64	1	91	1	5
Total expenses	64	1	91	1	5
Net investment income (loss)	(59)	(1)	(47)	(1)	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16	2	18	-	48
Capital gains distributions	-	2	56	-	-
Total realized gain (loss) on investments and capital gains distributions	16	4	74	-	48
Net unrealized appreciation (depreciation) of investments	487	22	607	26	207
Net increase (decrease) in net assets resulting from operations	$ 444	$ 25	$ 634	$ 25	$ 250

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 1
Total investment income	-	-	-	-	1
Expenses:					
Mortality and expense risk and					
other charges	45	-	176	13	9
Total expenses	45	-	176	13	9
Net investment income (loss)	(45)	-	(176)	(13)	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(23)	-	38	-	35
Capital gains distributions	410	-	-	-	158
Total realized gain (loss) on investments	387	-	38	-	193
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(14)	1	1,087	73	40
Net increase (decrease) in net assets					
resulting from operations	$ 328	$ 1	$ 949	$ 60	$ 225

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	ING LifeStyle Growth Portfolio - Service 1 Class	ING LifeStyle Moderate Growth Portfolio - Service 1 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	160	1	1	6	6
Total expenses	160	1	1	6	6
Net investment income (loss)	(160)	(1)	(1)	(6)	(6)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	77	-	4	4	2
Capital gains distributions	9	-	-	-	-
Total realized gain (loss) on investments	86	-	4	4	2
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	2,809	27	7	55	72
Net increase (decrease) in net assets					
resulting from operations	$ 2,735	$ 26	$ 10	$ 53	$ 68

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service 1 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 9	$ -	$ 138
Total investment income	-	-	9	-	138
Expenses:					
Mortality and expense risk and					
other charges	10	1	26	6	545
Total expenses	10	1	26	6	545
Net investment income (loss)	(10)	(1)	(17)	(6)	(407)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3	(3)	25	-	(227)
Capital gains distributions	-	-	104	-	198
Total realized gain (loss) on investments	3	(3)	129	-	(29)
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	78	4	703	110	1,815
Net increase (decrease) in net assets					
resulting from operations	$ 71	$ -	$ 815	$ 104	$ 1,379

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 57	$ 3	$ 8	$ -	$ 65
Total investment income	57	3	8	-	65
Expenses:					
Mortality and expense risk and other charges	23	1	9	-	11
Total expenses	23	1	9	-	11
Net investment income (loss)	34	2	(1)	-	54
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	27	18	17	-	(3)
Capital gains distributions	89	9	-	-	-
Total realized gain (loss) on investments and capital gains distributions	116	27	17	-	(3)
Net unrealized appreciation (depreciation) of investments	(101)	(5)	47	1	(21)
Net increase (decrease) in net assets resulting from operations	$ 49	$ 24	$ 63	$ 1	$ 30

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 122	$ -	$ 56	$ 2	$ -
Total investment income	122	-	56	2	-
Expenses:					
Mortality and expense risk and					
other charges	96	1	38	31	2
Total expenses	96	1	38	31	2
Net investment income (loss)	26	(1)	18	(29)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	1	179	9	1
Capital gains distributions	6	-	114	-	-
Total realized gain (loss) on investments	15	1	293	9	1
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	784	22	(133)	258	27
Net increase (decrease) in net assets					
resulting from operations	$ 825	$ 22	$ 178	$ 238	$ 26

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ -	$ 3	$ -
Total investment income	3	-	-	3	-
Expenses:					
Mortality and expense risk and					
other charges	3	611	1	12	36
Total expenses	3	611	1	12	36
Net investment income (loss)	-	(611)	(1)	(9)	(36)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	513	12	78	435
Capital gains distributions	-	-	-	163	-
Total realized gain (loss) on investments	8	513	12	241	435
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(13)	5,762	(42)	(130)	(155)
Net increase (decrease) in net assets					
resulting from operations	$ (5)	$ 5,664	$ (31)	$ 102	$ 244

The accompanying notes are an integral part of these financial statements.

51

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 1	$ 330	$ 6
Total investment income	-	1	1	330	6
Expenses:					
Mortality and expense risk and					
other charges	10	1	3	515	16
Total expenses	10	1	3	515	16
Net investment income (loss)	(10)	-	(2)	(185)	(10)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	56	6	4	2,934	219
Capital gains distributions	-	-	-	-	146
Total realized gain (loss) on investments and capital gains distributions	56	6	4	2,934	365
Net unrealized appreciation (depreciation) of investments	(32)	(4)	3	945	(253)
Net increase (decrease) in net assets resulting from operations	$ 14	$ 2	$ 5	$ 3,694	$ 102

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Capital Opportunities Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 270	$ 7	$ 1,591	$ -	$ 1,715
Total investment income	270	7	1,591	-	1,715
Expenses:					
Mortality and expense risk and					
other charges	415	18	1,559	-	660
Total expenses	415	18	1,559	-	660
Net investment income (loss)	(145)	(11)	32	-	1,055
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,230	100	2,114	(12)	70
Capital gains distributions	-	-	3,309	-	-
Total realized gain (loss) on investments	1,230	100	5,423	(12)	70
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(1,171)	(75)	27,620	-	(336)
Net increase (decrease) in net assets					
resulting from operations	$ (86)	$ 14	$ 33,075	$ (12)	$ 789

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 74	$ -	$ -	$ -	$ -
Total investment income	74	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	42	625	-	-	-
Total expenses	42	625	-	-	-
Net investment income (loss)	32	(625)	-	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	780	-	-	-
Capital gains distributions	56	-	-	-	-
Total realized gain (loss) on investments	62	780	-	-	-
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(41)	4,222	2	-	-
Net increase (decrease) in net assets					
resulting from operations	$ 53	$ 4,377	$ 2	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 337
Total investment income	-	-	-	-	337
Expenses:					
Mortality and expense risk and					
other charges	-	-	719	2	870
Total expenses	-	-	719	2	870
Net investment income (loss)	-	-	(719)	(2)	(533)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	647	1	1,806
Capital gains distributions	-	-	1,537	-	-
Total realized gain (loss) on investments	-	-	2,184	1	1,806
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	-	3	11,953	(37)	1,604
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 3	$ 13,418	$ (38)	$ 2,877

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 368	$ 21	$ 125	$ -	$ 331
Total investment income	368	21	125	-	331
Expenses:					
Mortality and expense risk and					
other charges	528	33	1,201	-	279
Total expenses	528	33	1,201	-	279
Net investment income (loss)	(160)	(12)	(1,076)	-	52
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	698	216	742	8	443
Capital gains distributions	-	151	126	-	-
Total realized gain (loss) on investments	698	367	868	8	443
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	2,535	(284)	11,617	(11)	232
Net increase (decrease) in net assets					
resulting from operations	$ 3,073	$ 71	$ 11,409	$ (3)	$ 727

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Net investment income (loss)					
Income:					
Dividends	$ 185	$ 344	$ 4,009	$ 505	$ 450
Total investment income	185	344	4,009	505	450
Expenses:					
Mortality and expense risk and					
other charges	188	231	4,318	399	315
Total expenses	188	231	4,318	399	315
Net investment income (loss)	(3)	113	(309)	106	135
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	489	260	(28,515)	137	112
Capital gains distributions	-	-	-	817	367
Total realized gain (loss) on investments	489	260	(28,515)	954	479
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	218	40	54,414	(1,161)	(810)
Net increase (decrease) in net assets					
resulting from operations	$ 704	$ 413	$ 25,590	$ (101)	$ (196)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net investment income (loss)					
Income:					
Dividends	$ 943	$ 122	$ 41	$ 297	$ 28
Total investment income	943	122	41	297	28
Expenses:					
Mortality and expense risk and					
other charges	880	134	71	1,333	797
Total expenses	880	134	71	1,333	797
Net investment income (loss)	63	(12)	(30)	(1,036)	(769)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(11)	90	23	295	(19)
Capital gains distributions	61	38	69	7	-
Total realized gain (loss) on investments	50	128	92	302	(19)
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(720)	(170)	(32)	1,282	904
Net increase (decrease) in net assets					
resulting from operations	$ (607)	$ (54)	$ 30	$ 548	$ 116

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING VP Global Science and Technology Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	452	215	93	17	107
Total expenses	452	215	93	17	107
Net investment income (loss)	(452)	(215)	(93)	(17)	(107)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	91	(2)	9	1	(281)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments	91	(2)	9	1	(281)
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	709	131	24	42	1,179
Net increase (decrease) in net assets					
resulting from operations	$ 348	$ (86)	$ (60)	$ 26	$ 791

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 175	$ 2,126	$ 80	$ 29	$ 140
Total investment income	175	2,126	80	29	140
Expenses:					
Mortality and expense risk and					
other charges	286	2,075	147	78	180
Total expenses	286	2,075	147	78	180
Net investment income (loss)	(111)	51	(67)	(49)	(40)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	168	2,990	1,099	576	784
Capital gains distributions	-	-	1,232	478	-
Total realized gain (loss) on investments	168	2,990	2,331	1,054	784
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	1,670	3,442	(578)	(410)	1,432
Net increase (decrease) in net assets					
resulting from operations	$ 1,727	$ 6,483	$ 1,686	$ 595	$ 2,176

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Value Opportunity Portfolio - Class S	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 110	$ 274	$ -	$ 1	$ 97
Total investment income	110	274	-	1	97
Expenses:					
Mortality and expense risk and					
other charges	905	177	1	-	33
Total expenses	905	177	1	-	33
Net investment income (loss)	(795)	97	(1)	1	64
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7,453	17	-	-	242
Capital gains distributions	982	-	-	2	244
Total realized gain (loss) on investments	8,435	17	-	2	486
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(1,912)	613	(7)	5	(207)
Net increase (decrease) in net assets					
resulting from operations	$ 5,728	$ 727	$ (8)	$ 8	$ 343

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP MagnaCap Portfolio - Class I	ING VP MagnaCap Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 16	$ -	$ -	$ 54
Total investment income	2	16	-	-	54
Expenses:					
Mortality and expense risk and					
other charges	1	18	3	141	16
Total expenses	1	18	3	141	16
Net investment income (loss)	1	(2)	(3)	(141)	38
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	149	9	566	149
Capital gains distributions	14	136	-	-	-
Total realized gain (loss) on investments	23	285	9	566	149
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(14)	(204)	24	479	79
Net increase (decrease) in net assets					
resulting from operations	$ 10	$ 79	$ 30	$ 904	$ 266

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Emerging Markets Fund	ING VP Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 4,240	$ 6	$ 4,961
Total investment income	-	-	4,240	6	4,961
Expenses:					
Mortality and expense risk and					
other charges	2	72	2,158	10	1,592
Total expenses	2	72	2,158	10	1,592
Net investment income (loss)	(2)	(72)	2,082	(4)	3,369
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(19)	267	279	430	424
Capital gains distributions	-	-	-	-	685
Total realized gain (loss) on investments	(19)	267	279	430	1,109
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(30)	207	2,840	(212)	(1,961)
Net increase (decrease) in net assets					
resulting from operations	$ (51)	$ 402	$ 5,201	$ 214	$ 2,517

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 2,199	$ 1	$ -	$ -	$ -
Total investment income	2,199	1	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	2,482	31	586	60	312
Total expenses	2,482	31	586	60	312
Net investment income (loss)	(283)	(30)	(586)	(60)	(312)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	360	359	6,871	(293)	(1,108)
Capital gains distributions	-	117	-	-	-
Total realized gain (loss) on investments	360	476	6,871	(293)	(1,108)
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	3,405	549	(10,977)	321	(3,903)
Net increase (decrease) in net assets					
resulting from operations	$ 3,482	$ 995	$ (4,692)	$ (32)	$ (5,323)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	MFS® Strategic Income Series
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 77	$ 25	$ 160
Total investment income	-	-	77	25	160
Expenses:					
Mortality and expense risk and					
other charges	343	579	67	49	32
Total expenses	343	579	67	49	32
Net investment income (loss)	(343)	(579)	10	(24)	128
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	22,115	657	221	446	28
Capital gains distributions	-	-	470	346	8
Total realized gain (loss) on investments and capital gains distributions	22,115	657	691	792	36
Net unrealized appreciation					
(depreciation) of investments	(28,486)	(6,234)	(462)	(358)	(155)
Net increase (decrease) in net assets					
resulting from operations	$ (6,714)	$ (6,156)	$ 239	$ 410	$ 9

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	MFS® Total Return Series - Initial Class	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ 2,998	$ -	$ 464	$ 875	$ -
Total investment income	2,998	-	464	875	-
Expenses:					
Mortality and expense risk and					
other charges	1,355	416	160	824	-
Total expenses	1,355	416	160	824	-
Net investment income (loss)	1,643	(416)	304	51	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8,552	1,071	6,276	1,102	-
Capital gains distributions	5,877	-	-	-	-
Total realized gain (loss) on investments	14,429	1,071	6,276	1,102	-
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(15,158)	2,640	(9,265)	1,441	2
Net increase (decrease) in net assets					
resulting from operations	$ 914	$ 3,295	$ (2,685)	$ 2,594	$ 2

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Oppenheimer Strategic Bond Fund/VA	PIMCO Real Return Portfolio - Admin Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2,741	$ 35	$ 78	$ 1	$ 11
Total investment income	2,741	35	78	1	11
Expenses:					
Mortality and expense risk and					
other charges	245	9	28	-	2
Total expenses	245	9	28	-	2
Net investment income (loss)	2,496	26	50	1	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,471	(2)	81	2	(9)
Capital gains distributions	-	17	-	-	5
Total realized gain (loss) on investments	2,471	15	81	2	(4)
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(5,602)	(22)	3	1	(6)
Net increase (decrease) in net assets					
resulting from operations	$ (635)	$ 19	$ 134	$ 4	$ (1)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Jennison Portfolio - Class II	SP William Blair International Growth Portfolio - Class II	UBS U.S. Allocation Portfolio - Class I	Wanger Select
Net investment income (loss)					
Income:					
Dividends	$ 12	$ -	$ 14	$ 111	$ -
Total investment income	12	-	14	111	-
Expenses:					
Mortality and expense risk and					
other charges	33	14	57	80	2
Total expenses	33	14	57	80	2
Net investment income (loss)	(21)	(14)	(43)	31	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	209	258	892	1,004	1
Capital gains distributions	241	-	295	-	18
Total realized gain (loss) on investments	450	258	1,187	1,004	19
and capital gains distributions					
Net unrealized appreciation					
(depreciation) of investments	(164)	(159)	(823)	(869)	29
Net increase (decrease) in net assets					
resulting from operations	$ 265	$ 85	$ 321	$ 166	$ 46

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Wanger U.S. Smaller Companies
Net investment income (loss)	
Income:	
Dividends	$ -
Total investment income	-
Expenses:	
Mortality and expense risk and	
other charges	2
Total expenses	2
Net investment income (loss)	(2)
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	32
Capital gains distributions	-
Total realized gain (loss) on investments	32
and capital gains distributions	
Net unrealized appreciation	
(depreciation) of investments	4
Net increase (decrease) in net assets	
resulting from operations	$ 34

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	AIM V.I. Growth Fund - Series I Shares
Net assets at January 1, 2004	$ 17,500	$ 34,908	$ 15,026	$ 18,067
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(205)	(115)	371	(221)
Net realized gain (loss) on investments				
and capital gains distributions	(18)	424	(58)	(115)
Net unrealized appreciation (depreciation) of investments	946	1,983	(147)	1,403
Net increase (decrease) in net assets from operations	723	2,292	166	1,067
Changes from principal transactions:				
Total unit transactions	(3,051)	(5,370)	(636)	(2,175)
Increase (decrease) in assets derived from principal				
transactions	(3,051)	(5,370)	(636)	(2,175)
Total increase (decrease)	(2,328)	(3,078)	(470)	(1,108)
Net assets at December 31, 2004	15,172	31,830	14,556	16,959
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	(264)	240	(142)
Net realized gain (loss) on investments				
and capital gains distributions	1,939	4,004	(66)	1,461
Net unrealized appreciation (depreciation) of investments	(1,468)	(3,448)	(121)	(1,098)
Net increase (decrease) in net assets from operations	341	292	53	221
Changes from principal transactions:				
Total unit transactions	(15,065)	(31,229)	(1,932)	(16,747)
Increase (decrease) in assets derived from principal				
transactions	(15,065)	(31,229)	(1,932)	(16,747)
Total increase (decrease)	(14,724)	(30,937)	(1,879)	(16,526)
Net assets at December 31, 2005	$ 448	$ 893	$ 12,677	$ 433

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Premier Equity Fund - Series I Shares	Alger American Balanced Portfolio - Class O	Alger American Income & Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O
Net assets at January 1, 2004	$ 42,830	$ 2,367	$ 6,470	$ 6,443
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(321)	2	(49)	(79)
Net realized gain (loss) on investments				
and capital gains distributions	(740)	1	(120)	(103)
Net unrealized appreciation (depreciation) of investments	2,521	40	477	484
Net increase (decrease) in net assets from operations	1,460	43	308	302
Changes from principal transactions:				
Total unit transactions	(7,939)	(484)	(1,528)	(1,641)
Increase (decrease) in assets derived from principal				
transactions	(7,939)	(484)	(1,528)	(1,641)
Total increase (decrease)	(6,479)	(441)	(1,220)	(1,339)
Net assets at December 31, 2004	36,351	1,926	5,250	5,104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(299)	12	3	(48)
Net realized gain (loss) on investments				
and capital gains distributions	200	175	32	430
Net unrealized appreciation (depreciation) of investments	298	(123)	(60)	(131)
Net increase (decrease) in net assets from operations	199	64	(25)	251
Changes from principal transactions:				
Total unit transactions	(36,028)	(1,990)	(5,225)	(5,355)
Increase (decrease) in assets derived from principal				
transactions	(36,028)	(1,990)	(5,225)	(5,355)
Total increase (decrease)	(35,829)	(1,926)	(5,250)	(5,104)
Net assets at December 31, 2005	$ 522	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AllianceBernstein VPSF Growth and Income Portfolio Class A	AllianceBernstein VPSF Large Cap Growth Portfolio - Class A	AllianceBernstein VPSF Small Cap Growth A	American Century VP Balanced Fund
Net assets at January 1, 2004	$ 34,971	$ 7,314	$ 3,918	$ 1,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(157)	(95)	(58)	4
Net realized gain (loss) on investments				
and capital gains distributions	(43)	(118)	442	39
Net unrealized appreciation (depreciation) of investments	4,351	714	77	55
Net increase (decrease) in net assets from operations	4,151	501	461	98
Changes from principal transactions:				
Total unit transactions	8,974	(273)	762	(422)
Increase (decrease) in assets derived from principal				
transactions	8,974	(273)	762	(422)
Total increase (decrease)	13,125	228	1,223	(324)
Net assets at December 31, 2004	48,096	7,542	5,141	1,096
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	253	(66)	(44)	5
Net realized gain (loss) on investments				
and capital gains distributions	5,065	998	636	35
Net unrealized appreciation (depreciation) of investments	(5,284)	(654)	(678)	(9)
Net increase (decrease) in net assets from operations	34	278	(86)	31
Changes from principal transactions:				
Total unit transactions	(48,130)	(7,820)	(5,055)	(240)
Increase (decrease) in assets derived from principal				
transactions	(48,130)	(7,820)	(5,055)	(240)
Total increase (decrease)	(48,096)	(7,542)	(5,141)	(209)
Net assets at December 31, 2005	$ -	$ -	$ -	$ 887

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	American Century VP International Fund	Calvert Social Balanced Portfolio	Federated American Leaders Fund II	Federated Capital Income Fund II
Net assets at January 1, 2004	$ 1,346	$ 2,228	$ 51,717	$ 6,460
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	10	38	187
Net realized gain (loss) on investments				
and capital gains distributions	6	14	(902)	(1,281)
Net unrealized appreciation (depreciation) of investments	152	121	4,253	1,520
Net increase (decrease) in net assets from operations	147	145	3,389	426
Changes from principal transactions:				
Total unit transactions	(297)	(144)	(12,914)	(1,716)
Increase (decrease) in assets derived from principal				
transactions	(297)	(144)	(12,914)	(1,716)
Total increase (decrease)	(150)	1	(9,525)	(1,290)
Net assets at December 31, 2004	1,196	2,229	42,192	5,170
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	12	87	186
Net realized gain (loss) on investments				
and capital gains distributions	21	39	354	(783)
Net unrealized appreciation (depreciation) of investments	104	43	600	789
Net increase (decrease) in net assets from operations	122	94	1,041	192
Changes from principal transactions:				
Total unit transactions	(150)	(133)	(14,262)	(1,995)
Increase (decrease) in assets derived from principal				
transactions	(150)	(133)	(14,262)	(1,995)
Total increase (decrease)	(28)	(39)	(13,221)	(1,803)
Net assets at December 31, 2005	$ 1,168	$ 2,190	$ 28,971	$ 3,367

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II	Federated International Equity Fund II
Net assets at January 1, 2004	$ 11,005	$ 9,833	$ 15,774	$ 6,565
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	294	890	(86)
Net realized gain (loss) on investments				
and capital gains distributions	(211)	157	(586)	(791)
Net unrealized appreciation (depreciation) of investments	1,125	(285)	797	1,543
Net increase (decrease) in net assets from operations	980	166	1,101	666
Changes from principal transactions:				
Total unit transactions	(2,892)	(3,555)	(5,030)	(1,366)
Increase (decrease) in assets derived from principal				
transactions	(2,892)	(3,555)	(5,030)	(1,366)
Total increase (decrease)	(1,912)	(3,389)	(3,929)	(700)
Net assets at December 31, 2004	9,093	6,444	11,845	5,865
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	163	752	(68)
Net realized gain (loss) on investments				
and capital gains distributions	(223)	12	273	(2,291)
Net unrealized appreciation (depreciation) of investments	259	(145)	(942)	2,639
Net increase (decrease) in net assets from operations	107	30	83	280
Changes from principal transactions:				
Total unit transactions	(2,492)	(2,350)	(4,491)	(1,827)
Increase (decrease) in assets derived from principal				
transactions	(2,492)	(2,350)	(4,491)	(1,827)
Total increase (decrease)	(2,385)	(2,320)	(4,408)	(1,547)
Net assets at December 31, 2005	$ 6,708	$ 4,124	$ 7,437	$ 4,318

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2004	$ 11,813	$ 4,930	$ 12,034	$ 188,055
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(153)	(25)	158	(1,898)
Net realized gain (loss) on investments and capital gains distributions	(425)	-	66	1,634
Net unrealized appreciation (depreciation) of investments	1,905	-	221	28,725
Net increase (decrease) in net assets from operations	1,327	(25)	445	28,461
Changes from principal transactions:				
Total unit transactions	(2,667)	(1,579)	(892)	26,883
Increase (decrease) in assets derived from principal transactions	(2,667)	(1,579)	(892)	26,883
Total increase (decrease)	(1,340)	(1,604)	(447)	55,344
Net assets at December 31, 2004	10,473	3,326	11,587	243,399
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(131)	32	152	(2,434)
Net realized gain (loss) on investments and capital gains distributions	(1,600)	-	168	6,136
Net unrealized appreciation (depreciation) of investments	2,668	-	(107)	34,607
Net increase (decrease) in net assets from operations	937	32	213	38,309
Changes from principal transactions:				
Total unit transactions	(2,892)	(858)	(2,682)	4,488
Increase (decrease) in assets derived from principal transactions	(2,892)	(858)	(2,682)	4,488
Total increase (decrease)	(1,955)	(826)	(2,469)	42,797
Net assets at December 31, 2005	$ 8,518	$ 2,500	$ 9,118	$ 286,196

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net assets at January 1, 2004	$ 192,149	$ 125,864	$ 56,970	$ 74,266
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	519	(1,184)	3,938	(14)
Net realized gain (loss) on investments				
and capital gains distributions	1,446	(1,400)	3,046	52
Net unrealized appreciation (depreciation) of investments	17,751	4,239	(3,248)	5,896
Net increase (decrease) in net assets from operations	19,716	1,655	3,736	5,934
Changes from principal transactions:				
Total unit transactions	6,594	(17,721)	(12,742)	(9,902)
Increase (decrease) in assets derived from principal				
transactions	6,594	(17,721)	(12,742)	(9,902)
Total increase (decrease)	26,310	(16,066)	(9,006)	(3,968)
Net assets at December 31, 2004	218,459	109,798	47,964	70,298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	904	(692)	5,872	329
Net realized gain (loss) on investments				
and capital gains distributions	10,794	(492)	1,573	1,251
Net unrealized appreciation (depreciation) of investments	(3,347)	4,763	(7,010)	216
Net increase (decrease) in net assets from operations	8,351	3,579	435	1,796
Changes from principal transactions:				
Total unit transactions	(35,010)	(23,336)	(8,618)	(15,649)
Increase (decrease) in assets derived from principal				
transactions	(35,010)	(23,336)	(8,618)	(15,649)
Total increase (decrease)	(26,659)	(19,757)	(8,183)	(13,853)
Net assets at December 31, 2005	$ 191,800	$ 90,041	$ 39,781	$ 56,445

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING GET Fund - Series H
Net assets at January 1, 2004	$ 2,244	$ 13,904	$ 662	$ 105,009
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	62	-	(13)	2,769
Net realized gain (loss) on investments				
and capital gains distributions	81	620	247	(389)
Net unrealized appreciation (depreciation) of investments	(81)	885	194	(2,504)
Net increase (decrease) in net assets from operations	62	1,505	428	(124)
Changes from principal transactions:				
Total unit transactions	(348)	260	3,294	(19,363)
Increase (decrease) in assets derived from principal				
transactions	(348)	260	3,294	(19,363)
Total increase (decrease)	(286)	1,765	3,722	(19,487)
Net assets at December 31, 2004	1,958	15,669	4,384	85,522
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	(71)	(10)	3,834
Net realized gain (loss) on investments				
and capital gains distributions	44	1,073	241	(6,654)
Net unrealized appreciation (depreciation) of investments	(74)	1,281	18	2,790
Net increase (decrease) in net assets from operations	15	2,283	249	(30)
Changes from principal transactions:				
Total unit transactions	(214)	(2,893)	(172)	(85,492)
Increase (decrease) in assets derived from principal				
transactions	(214)	(2,893)	(172)	(85,492)
Total increase (decrease)	(199)	(610)	77	(85,522)
Net assets at December 31, 2005	$ 1,759	$ 15,059	$ 4,461	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L
Net assets at January 1, 2004	$ 74,750	$ 60,090	$ 70,505	$ 66,868
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,640	1,438	1,049	1,226
Net realized gain (loss) on investments				
and capital gains distributions	(160)	(104)	18	277
Net unrealized appreciation (depreciation) of investments	(1,883)	(1,698)	(1,900)	(2,269)
Net increase (decrease) in net assets from operations	(403)	(364)	(833)	(766)
Changes from principal transactions:				
Total unit transactions	(13,672)	(12,593)	(14,251)	(14,193)
Increase (decrease) in assets derived from principal				
transactions	(13,672)	(12,593)	(14,251)	(14,193)
Total increase (decrease)	(14,075)	(12,957)	(15,084)	(14,959)
Net assets at December 31, 2004	60,675	47,133	55,421	51,909
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,949	2,568	2,755	834
Net realized gain (loss) on investments				
and capital gains distributions	(4,377)	(3,698)	(3,418)	(252)
Net unrealized appreciation (depreciation) of investments	1,427	1,227	805	(424)
Net increase (decrease) in net assets from operations	(1)	97	142	158
Changes from principal transactions:				
Total unit transactions	(60,674)	(47,230)	(55,563)	(12,006)
Increase (decrease) in assets derived from principal				
transactions	(60,674)	(47,230)	(55,563)	(12,006)
Total increase (decrease)	(60,675)	(47,133)	(55,421)	(11,848)
Net assets at December 31, 2005	$ -	$ -	$ -	$ 40,061

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET Fund - Series M	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q
Net assets at January 1, 2004	$ 94,718	$ 76,785	$ 58,003	$ 44,336
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,038	1,020	872	653
Net realized gain (loss) on investments				
and capital gains distributions	406	(57)	261	361
Net unrealized appreciation (depreciation) of investments	(3,412)	(1,190)	(1,415)	(1,058)
Net increase (decrease) in net assets from operations	(968)	(227)	(282)	(44)
Changes from principal transactions:				
Total unit transactions	(16,935)	(13,248)	(9,832)	(6,420)
Increase (decrease) in assets derived from principal				
transactions	(16,935)	(13,248)	(9,832)	(6,420)
Total increase (decrease)	(17,903)	(13,475)	(10,114)	(6,464)
Net assets at December 31, 2004	76,815	63,310	47,889	37,872
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,817	1,027	743	682
Net realized gain (loss) on investments				
and capital gains distributions	(302)	(389)	(112)	140
Net unrealized appreciation (depreciation) of investments	(1,385)	(650)	(968)	(990)
Net increase (decrease) in net assets from operations	130	(12)	(337)	(168)
Changes from principal transactions:				
Total unit transactions	(16,275)	(13,579)	(11,709)	(5,756)
Increase (decrease) in assets derived from principal				
transactions	(16,275)	(13,579)	(11,709)	(5,756)
Total increase (decrease)	(16,145)	(13,591)	(12,046)	(5,924)
Net assets at December 31, 2005	$ 60,670	$ 49,719	$ 35,843	$ 31,948

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET Fund - Series R	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U
Net assets at January 1, 2004	$ 38,175	$ 44,140	$ 32,020	$ 30,078
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	451	290	244	(14)
Net realized gain (loss) on investments				
and capital gains distributions	323	1,072	748	1,404
Net unrealized appreciation (depreciation) of investments	(525)	(1,093)	(824)	(1,012)
Net increase (decrease) in net assets from operations	249	269	168	378
Changes from principal transactions:				
Total unit transactions	(5,072)	(7,975)	(3,927)	(3,183)
Increase (decrease) in assets derived from principal				
transactions	(5,072)	(7,975)	(3,927)	(3,183)
Total increase (decrease)	(4,823)	(7,706)	(3,759)	(2,805)
Net assets at December 31, 2004	33,352	36,434	28,261	27,273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	430	189	167	54
Net realized gain (loss) on investments				
and capital gains distributions	965	1,074	933	1,332
Net unrealized appreciation (depreciation) of investments	(1,525)	(1,331)	(1,242)	(1,570)
Net increase (decrease) in net assets from operations	(130)	(68)	(142)	(184)
Changes from principal transactions:				
Total unit transactions	(7,643)	(4,990)	(4,057)	(3,581)
Increase (decrease) in assets derived from principal				
transactions	(7,643)	(4,990)	(4,057)	(3,581)
Total increase (decrease)	(7,773)	(5,058)	(4,199)	(3,765)
Net assets at December 31, 2005	$ 25,579	$ 31,376	$ 24,062	$ 23,508

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net assets at January 1, 2004	$ 74,677	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(607)	-	(1)	-
Net realized gain (loss) on investments				
and capital gains distributions	(96)	-	-	-
Net unrealized appreciation (depreciation) of investments	971	-	48	27
Net increase (decrease) in net assets from operations	268	-	47	27
Changes from principal transactions:				
Total unit transactions	(19,464)	-	1,727	2,320
Increase (decrease) in assets derived from principal				
transactions	(19,464)	-	1,727	2,320
Total increase (decrease)	(19,196)	-	1,774	2,347
Net assets at December 31, 2004	55,481	-	1,774	2,347
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	-	(147)	(122)
Net realized gain (loss) on investments				
and capital gains distributions	(158)	1	35	21
Net unrealized appreciation (depreciation) of investments	(445)	(4)	2,206	1,081
Net increase (decrease) in net assets from operations	(639)	(3)	2,094	980
Changes from principal transactions:				
Total unit transactions	(10,791)	204	16,567	18,823
Increase (decrease) in assets derived from principal				
transactions	(10,791)	204	16,567	18,823
Total increase (decrease)	(11,430)	201	18,661	19,803
Net assets at December 31, 2005	$ 44,051	$ 201	$ 20,435	$ 22,150

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Funds International Portfolio	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	-	-
Net realized gain (loss) on investments				
and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	164	-	-	-
Net increase (decrease) in net assets from operations	162	-	-	-
Changes from principal transactions:				
Total unit transactions	8,912	-	-	-
Increase (decrease) in assets derived from principal				
transactions	8,912	-	-	-
Total increase (decrease)	9,074	-	-	-
Net assets at December 31, 2004	9,074	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(127)	(1)	(59)	(1)
Net realized gain (loss) on investments				
and capital gains distributions	266	19	16	4
Net unrealized appreciation (depreciation) of investments	3,874	1	487	22
Net increase (decrease) in net assets from operations	4,013	19	444	25
Changes from principal transactions:				
Total unit transactions	14,662	486	17,010	331
Increase (decrease) in assets derived from principal				
transactions	14,662	486	17,010	331
Total increase (decrease)	18,675	505	17,454	356
Net assets at December 31, 2005	$ 27,749	$ 505	$ 17,454	$ 356

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease)	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	(1)	(5)	(45)
Net realized gain (loss) on investments and capital gains distributions	74	-	48	387
Net unrealized appreciation (depreciation) of investments	607	26	207	(14)
Net increase (decrease) in net assets from operations	634	25	250	328
Changes from principal transactions:				
Total unit transactions	24,440	1,185	2,370	8,843
Increase (decrease) in assets derived from principal transactions	24,440	1,185	2,370	8,843
Total increase (decrease)	25,074	1,210	2,620	9,171
Net assets at December 31, 2005	$ 25,074	$ 1,210	$ 2,620	$ 9,171

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Small Cap Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	3
Net unrealized appreciation (depreciation) of investments	-	-	-	14
Net increase (decrease) in net assets from operations	-	-	-	17
Changes from principal transactions:				
Total unit transactions	-	-	-	225
Increase (decrease) in assets derived from principal transactions	-	-	-	225
Total increase (decrease)	-	-	-	242
Net assets at December 31, 2004	-	-	-	242
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(176)	(13)	(8)
Net realized gain (loss) on investments and capital gains distributions	-	38	-	193
Net unrealized appreciation (depreciation) of investments	1	1,087	73	40
Net increase (decrease) in net assets from operations	1	949	60	225
Changes from principal transactions:				
Total unit transactions	15	44,108	3,137	1,724
Increase (decrease) in assets derived from principal transactions	15	44,108	3,137	1,724
Total increase (decrease)	16	45,057	3,197	1,949
Net assets at December 31, 2005	$ 16	$ 45,057	$ 3,197	$ 2,191

The accompanying notes are an integral part of these financial statements.

84

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	ING LifeStyle Growth Portfolio - Service 1 Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	24	-	-	-
Net increase (decrease) in net assets from operations	26	-	-	-
Changes from principal transactions:				
Total unit transactions	856	-	-	-
Increase (decrease) in assets derived from principal transactions	856	-	-	-
Total increase (decrease)	882	-	-	-
Net assets at December 31, 2004	882	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(160)	(1)	(1)	(6)
Net realized gain (loss) on investments and capital gains distributions	86	-	4	4
Net unrealized appreciation (depreciation) of investments	2,809	27	7	55
Net increase (decrease) in net assets from operations	2,735	26	10	53
Changes from principal transactions:				
Total unit transactions	34,188	705	522	2,249
Increase (decrease) in assets derived from principal transactions	34,188	705	522	2,249
Total increase (decrease)	36,923	731	532	2,302
Net assets at December 31, 2005	$ 37,805	$ 731	$ 532	$ 2,302

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service 1 Class	ING LifeStyle Moderate Portfolio - Service 1 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease)	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(10)	(1)	(17)
Net realized gain (loss) on investments and capital gains distributions	2	3	(3)	129
Net unrealized appreciation (depreciation) of investments	72	78	4	703
Net increase (decrease) in net assets from operations	68	71	-	815
Changes from principal transactions:				
Total unit transactions	3,369	3,861	210	7,595
Increase (decrease) in assets derived from principal transactions	3,369	3,861	210	7,595
Total increase (decrease)	3,437	3,932	210	8,410
Net assets at December 31, 2005	$ 3,437	$ 3,932	$ 210	$ 8,410

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Mercury Large Cap Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ 401	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	22	-
Net realized gain (loss) on investments and capital gains distributions	-	-	19	-
Net unrealized appreciation (depreciation) of investments	-	-	81	-
Net increase (decrease) in net assets from operations	-	-	122	-
Changes from principal transactions:				
Total unit transactions	-	-	1,399	-
Increase (decrease) in assets derived from principal transactions	-	-	1,399	-
Total increase (decrease)	-	-	1,521	-
Net assets at December 31, 2004	-	-	1,922	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(407)	34	2
Net realized gain (loss) on investments and capital gains distributions	-	(29)	116	27
Net unrealized appreciation (depreciation) of investments	110	1,815	(101)	(5)
Net increase (decrease) in net assets from operations	104	1,379	49	24
Changes from principal transactions:				
Total unit transactions	1,596	143,703	403	445
Increase (decrease) in assets derived from principal transactions	1,596	143,703	403	445
Total increase (decrease)	1,700	145,082	452	469
Net assets at December 31, 2005	$ 1,700	$ 145,082	$ 2,374	$ 469

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease)	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	54	26
Net realized gain (loss) on investments and capital gains distributions	17	-	(3)	15
Net unrealized appreciation (depreciation) of investments	47	1	(21)	784
Net increase (decrease) in net assets from operations	63	1	30	825
Changes from principal transactions:				
Total unit transactions	1,526	26	2,957	26,430
Increase (decrease) in assets derived from principal transactions	1,526	26	2,957	26,430
Total increase (decrease)	1,589	27	2,987	27,255
Net assets at December 31, 2005	$ 1,589	$ 27	$ 2,987	$ 27,255

The accompanying notes are an integral part of these financial statements.

88

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ 704	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	6	-	-
Net realized gain (loss) on investments and capital gains distributions	-	43	-	-
Net unrealized appreciation (depreciation) of investments	-	180	-	-
Net increase (decrease) in net assets from operations	-	229	-	-
Changes from principal transactions:				
Total unit transactions	-	1,402	-	-
Increase (decrease) in assets derived from principal transactions	-	1,402	-	-
Total increase (decrease)	-	1,631	-	-
Net assets at December 31, 2004	-	2,335	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	18	(29)	(2)
Net realized gain (loss) on investments and capital gains distributions	1	293	9	1
Net unrealized appreciation (depreciation) of investments	22	(133)	258	27
Net increase (decrease) in net assets from operations	22	178	238	26
Changes from principal transactions:				
Total unit transactions	856	2,262	7,425	1,315
Increase (decrease) in assets derived from principal transactions	856	2,262	7,425	1,315
Total increase (decrease)	878	2,440	7,663	1,341
Net assets at December 31, 2005	$ 878	$ 4,775	$ 7,663	$ 1,341

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class
Net assets at January 1, 2004	$ 179	$ -	$ 380	$ 561
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(4)	(7)
Net realized gain (loss) on investments				
and capital gains distributions	22	-	4	127
Net unrealized appreciation (depreciation) of investments	3	-	9	28
Net increase (decrease) in net assets from operations	24	-	9	148
Changes from principal transactions:				
Total unit transactions	184	-	99	325
Increase (decrease) in assets derived from principal				
transactions	184	-	99	325
Total increase (decrease)	208	-	108	473
Net assets at December 31, 2004	387	-	488	1,034
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(611)	(1)	(9)
Net realized gain (loss) on investments				
and capital gains distributions	8	513	12	241
Net unrealized appreciation (depreciation) of investments	(13)	5,762	(42)	(130)
Net increase (decrease) in net assets from operations	(5)	5,664	(31)	102
Changes from principal transactions:				
Total unit transactions	(252)	63,459	(457)	375
Increase (decrease) in assets derived from principal				
transactions	(252)	63,459	(457)	375
Total increase (decrease)	(257)	69,123	(488)	477
Net assets at December 31, 2005	$ 130	$ 69,123	$ -	$ 1,511

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class
Net assets at January 1, 2004	$ 1,381	$ 1,215	$ 6	$ 25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(13)	(1)	(1)
Net realized gain (loss) on investments				
and capital gains distributions	263	80	-	1
Net unrealized appreciation (depreciation) of investments	244	27	5	31
Net increase (decrease) in net assets from operations	489	94	4	31
Changes from principal transactions:				
Total unit transactions	1,071	174	69	259
Increase (decrease) in assets derived from principal				
transactions	1,071	174	69	259
Total increase (decrease)	1,560	268	73	290
Net assets at December 31, 2004	2,941	1,483	79	315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	(10)	-	(2)
Net realized gain (loss) on investments				
and capital gains distributions	435	56	6	4
Net unrealized appreciation (depreciation) of investments	(155)	(32)	(4)	3
Net increase (decrease) in net assets from operations	244	14	2	5
Changes from principal transactions:				
Total unit transactions	698	(515)	(62)	59
Increase (decrease) in assets derived from principal				
transactions	698	(515)	(62)	59
Total increase (decrease)	942	(501)	(60)	64
Net assets at December 31, 2005	$ 3,883	$ 982	$ 19	$ 379

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Fleming International Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING MFS Capital Opportunities Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class
Net assets at January 1, 2004	$ 34,019	$ 678	$ 39,287	$ 1,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(7)	(298)	-
Net realized gain (loss) on investments				
and capital gains distributions	3,477	101	(497)	56
Net unrealized appreciation (depreciation) of investments	3,386	158	4,806	100
Net increase (decrease) in net assets from operations	6,847	252	4,011	156
Changes from principal transactions:				
Total unit transactions	3,164	1,285	(5,074)	720
Increase (decrease) in assets derived from principal				
transactions	3,164	1,285	(5,074)	720
Total increase (decrease)	10,011	1,537	(1,063)	876
Net assets at December 31, 2004	44,030	2,215	38,224	2,126
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(185)	(10)	(145)	(11)
Net realized gain (loss) on investments				
and capital gains distributions	2,934	365	1,230	100
Net unrealized appreciation (depreciation) of investments	945	(253)	(1,171)	(75)
Net increase (decrease) in net assets from operations	3,694	102	(86)	14
Changes from principal transactions:				
Total unit transactions	(3,918)	(216)	(7,536)	(696)
Increase (decrease) in assets derived from principal				
transactions	(3,918)	(216)	(7,536)	(696)
Total increase (decrease)	(224)	(114)	(7,622)	(682)
Net assets at December 31, 2005	$ 43,806	$ 2,101	$ 30,602	$ 1,444

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ 5	$ -	$ 2,613
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(29)
Net realized gain (loss) on investments and capital gains distributions	-	4	-	43
Net unrealized appreciation (depreciation) of investments	-	-	-	89
Net increase (decrease) in net assets from operations	-	4	-	103
Changes from principal transactions:				
Total unit transactions	-	13	-	1,169
Increase (decrease) in assets derived from principal transactions	-	13	-	1,169
Total increase (decrease)	-	17	-	1,272
Net assets at December 31, 2004	-	22	-	3,885
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	32	-	1,055	32
Net realized gain (loss) on investments and capital gains distributions	5,423	(12)	70	62
Net unrealized appreciation (depreciation) of investments	27,620	-	(336)	(41)
Net increase (decrease) in net assets from operations	33,075	(12)	789	53
Changes from principal transactions:				
Total unit transactions	160,487	(10)	74,727	1,755
Increase (decrease) in assets derived from principal transactions	160,487	(10)	74,727	1,755
Total increase (decrease)	193,562	(22)	75,516	1,808
Net assets at December 31, 2005	$ 193,562	$ -	$ 75,516	$ 5,693

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Net assets at January 1, 2004	$ 58,639	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(725)	-	-	-
Net realized gain (loss) on investments				
and capital gains distributions	(84)	-	-	-
Net unrealized appreciation (depreciation) of investments	4,983	-	-	-
Net increase (decrease) in net assets from operations	4,174	-	-	-
Changes from principal transactions:				
Total unit transactions	(9,558)	-	-	-
Increase (decrease) in assets derived from principal				
transactions	(9,558)	-	-	-
Total increase (decrease)	(5,384)	-	-	-
Net assets at December 31, 2004	53,255	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(625)	-	-	-
Net realized gain (loss) on investments				
and capital gains distributions	780	-	-	-
Net unrealized appreciation (depreciation) of investments	4,222	2	-	-
Net increase (decrease) in net assets from operations	4,377	2	-	-
Changes from principal transactions:				
Total unit transactions	(9,275)	66	125	3
Increase (decrease) in assets derived from principal				
transactions	(9,275)	66	125	3
Total increase (decrease)	(4,898)	68	125	3
Net assets at December 31, 2005	$ 48,357	$ 68	$ 125	$ 3

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ 1,017
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(8)
Net realized gain (loss) on investments and capital gains distributions	-	-	-	61
Net unrealized appreciation (depreciation) of investments	-	-	-	(11)
Net increase (decrease) in net assets from operations	-	-	-	42
Changes from principal transactions:				
Total unit transactions	-	-	-	(447)
Increase (decrease) in assets derived from principal transactions	-	-	-	(447)
Total increase (decrease)	-	-	-	(405)
Net assets at December 31, 2004	-	-	-	612
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(719)	(2)
Net realized gain (loss) on investments and capital gains distributions	-	-	2,184	1
Net unrealized appreciation (depreciation) of investments	-	3	11,953	(37)
Net increase (decrease) in net assets from operations	-	3	13,418	(38)
Changes from principal transactions:				
Total unit transactions	3	135	77,412	(574)
Increase (decrease) in assets derived from principal transactions	3	135	77,412	(574)
Total increase (decrease)	3	138	90,830	(612)
Net assets at December 31, 2005	$ 3	$ 138	$ 90,830	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2004	$ 74,887	$ 42,940	$ 899	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(836)	(214)	(15)	-
Net realized gain (loss) on investments				
and capital gains distributions	541	(196)	71	-
Net unrealized appreciation (depreciation) of investments	6,147	5,688	260	-
Net increase (decrease) in net assets from operations	5,852	5,278	316	-
Changes from principal transactions:				
Total unit transactions	(6,818)	(4,540)	2,511	-
Increase (decrease) in assets derived from principal				
transactions	(6,818)	(4,540)	2,511	-
Total increase (decrease)	(966)	738	2,827	-
Net assets at December 31, 2004	73,921	43,678	3,726	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(533)	(160)	(12)	(1,076)
Net realized gain (loss) on investments				
and capital gains distributions	1,806	698	367	868
Net unrealized appreciation (depreciation) of investments	1,604	2,535	(284)	11,617
Net increase (decrease) in net assets from operations	2,877	3,073	71	11,409
Changes from principal transactions:				
Total unit transactions	(12,488)	(6,483)	(573)	134,886
Increase (decrease) in assets derived from principal				
transactions	(12,488)	(6,483)	(573)	134,886
Total increase (decrease)	(9,611)	(3,410)	(502)	146,295
Net assets at December 31, 2005	$ 64,310	$ 40,268	$ 3,224	$ 146,295

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
Net assets at January 1, 2004	$ 53	$ 16,937	$ 14,808	$ 19,422
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(7)	(26)	102
Net realized gain (loss) on investments				
and capital gains distributions	2	112	98	51
Net unrealized appreciation (depreciation) of investments	8	1,528	1,429	1,020
Net increase (decrease) in net assets from operations	9	1,633	1,501	1,173
Changes from principal transactions:				
Total unit transactions	75	2,252	(678)	(1,865)
Increase (decrease) in assets derived from principal				
transactions	75	2,252	(678)	(1,865)
Total increase (decrease)	84	3,885	823	(692)
Net assets at December 31, 2004	137	20,822	15,631	18,730
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	52	(3)	113
Net realized gain (loss) on investments				
and capital gains distributions	8	443	489	260
Net unrealized appreciation (depreciation) of investments	(11)	232	218	40
Net increase (decrease) in net assets from operations	(3)	727	704	413
Changes from principal transactions:				
Total unit transactions	(132)	(230)	(1,520)	(2,660)
Increase (decrease) in assets derived from principal				
transactions	(132)	(230)	(1,520)	(2,660)
Total increase (decrease)	(135)	497	(816)	(2,247)
Net assets at December 31, 2005	$ 2	$ 21,319	$ 14,815	$ 16,483

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2004	$ 455,361	$ 25,945	$ 24,501	$ 1,965
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,409	(298)	(397)	(906)
Net realized gain (loss) on investments				
and capital gains distributions	(37,452)	199	138	(108)
Net unrealized appreciation (depreciation) of investments	60,752	465	642	694
Net increase (decrease) in net assets from operations	28,709	366	383	(320)
Changes from principal transactions:				
Total unit transactions	(60,713)	(3,269)	(5,081)	52,969
Increase (decrease) in assets derived from principal				
transactions	(60,713)	(3,269)	(5,081)	52,969
Total increase (decrease)	(32,004)	(2,903)	(4,698)	52,649
Net assets at December 31, 2004	423,357	23,042	19,803	54,614
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(309)	106	135	63
Net realized gain (loss) on investments				
and capital gains distributions	(28,515)	954	479	50
Net unrealized appreciation (depreciation) of investments	54,414	(1,161)	(810)	(720)
Net increase (decrease) in net assets from operations	25,590	(101)	(196)	(607)
Changes from principal transactions:				
Total unit transactions	(65,165)	(3,610)	(5,136)	(12,869)
Increase (decrease) in assets derived from principal				
transactions	(65,165)	(3,610)	(5,136)	(12,869)
Total increase (decrease)	(39,575)	(3,711)	(5,332)	(13,476)
Net assets at December 31, 2005	$ 383,782	$ 19,331	$ 14,471	$ 41,138

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(91)	(33)	(360)	(35)
Net realized gain (loss) on investments				
and capital gains distributions	12	36	39	3
Net unrealized appreciation (depreciation) of investments	398	229	1,035	45
Net increase (decrease) in net assets from operations	319	232	714	13
Changes from principal transactions:				
Total unit transactions	7,854	4,196	87,376	57,002
Increase (decrease) in assets derived from principal				
transactions	7,854	4,196	87,376	57,002
Total increase (decrease)	8,173	4,428	88,090	57,015
Net assets at December 31, 2004	8,173	4,428	88,090	57,015
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(30)	(1,036)	(769)
Net realized gain (loss) on investments				
and capital gains distributions	128	92	302	(19)
Net unrealized appreciation (depreciation) of investments	(170)	(32)	1,282	904
Net increase (decrease) in net assets from operations	(54)	30	548	116
Changes from principal transactions:				
Total unit transactions	(2,251)	(501)	(19,654)	(13,909)
Increase (decrease) in assets derived from principal				
transactions	(2,251)	(501)	(19,654)	(13,909)
Total increase (decrease)	(2,305)	(471)	(19,106)	(13,793)
Net assets at December 31, 2005	$ 5,868	$ 3,957	$ 68,984	$ 43,222

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease)	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(452)	(215)	(93)	(17)
Net realized gain (loss) on investments and capital gains distributions	91	(2)	9	1
Net unrealized appreciation (depreciation) of investments	709	131	24	42
Net increase (decrease) in net assets from operations	348	(86)	(60)	26
Changes from principal transactions:				
Total unit transactions	31,939	23,388	21,758	24,253
Increase (decrease) in assets derived from principal transactions	31,939	23,388	21,758	24,253
Total increase (decrease)	32,287	23,302	21,698	24,279
Net assets at December 31, 2005	$ 32,287	$ 23,302	$ 21,698	$ 24,279

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2004	$ 13,372	$ 32,091	$ 186,926	$ 15,032
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(134)	(300)	(383)	(70)
Net realized gain (loss) on investments and capital gains distributions	1,339	(336)	380	515
Net unrealized appreciation (depreciation) of investments	(1,927)	2,144	15,721	1,945
Net increase (decrease) in net assets from operations	(722)	1,508	15,718	2,390
Changes from principal transactions:				
Total unit transactions	(2,277)	(5,518)	(20,282)	811
Increase (decrease) in assets derived from principal transactions	(2,277)	(5,518)	(20,282)	811
Total increase (decrease)	(2,999)	(4,010)	(4,564)	3,201
Net assets at December 31, 2004	10,373	28,081	182,362	18,233
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(107)	(111)	51	(67)
Net realized gain (loss) on investments and capital gains distributions	(281)	168	2,990	2,331
Net unrealized appreciation (depreciation) of investments	1,179	1,670	3,442	(578)
Net increase (decrease) in net assets from operations	791	1,727	6,483	1,686
Changes from principal transactions:				
Total unit transactions	(657)	(6,097)	(27,531)	(1,617)
Increase (decrease) in assets derived from principal transactions	(657)	(6,097)	(27,531)	(1,617)
Total increase (decrease)	134	(4,370)	(21,048)	69
Net assets at December 31, 2005	$ 10,507	$ 23,711	$ 161,314	$ 18,302

The accompanying notes are an integral part of these financial statements.

101

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Net assets at January 1, 2004	$ 6,712	$ 8,924	$ 80,458	$ 18,645
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	(5)	(756)	(62)
Net realized gain (loss) on investments				
and capital gains distributions	637	514	3,278	(370)
Net unrealized appreciation (depreciation) of investments	912	1,167	7,164	1,835
Net increase (decrease) in net assets from operations	1,499	1,676	9,686	1,403
Changes from principal transactions:				
Total unit transactions	752	2,740	(7,274)	(3,763)
Increase (decrease) in assets derived from principal				
transactions	752	2,740	(7,274)	(3,763)
Total increase (decrease)	2,251	4,416	2,412	(2,360)
Net assets at December 31, 2004	8,963	13,340	82,870	16,285
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(49)	(40)	(795)	97
Net realized gain (loss) on investments				
and capital gains distributions	1,054	784	8,435	17
Net unrealized appreciation (depreciation) of investments	(410)	1,432	(1,912)	613
Net increase (decrease) in net assets from operations	595	2,176	5,728	727
Changes from principal transactions:				
Total unit transactions	359	1,570	(16,261)	(4,106)
Increase (decrease) in assets derived from principal				
transactions	359	1,570	(16,261)	(4,106)
Total increase (decrease)	954	3,746	(10,533)	(3,379)
Net assets at December 31, 2005	$ 9,917	$ 17,086	$ 72,337	$ 12,906

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Value Opportunity Portfolio - Class S	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I
Net assets at January 1, 2004	$ -	$ -	$ 1,199	$ 42
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	9	1
Net realized gain (loss) on investments and capital gains distributions	-	(3)	96	-
Net unrealized appreciation (depreciation) of investments	-	-	272	7
Net increase (decrease) in net assets from operations	-	(3)	377	8
Changes from principal transactions:				
Total unit transactions	-	3	1,404	75
Increase (decrease) in assets derived from principal transactions	-	3	1,404	75
Total increase (decrease)	-	-	1,781	83
Net assets at December 31, 2004	-	-	2,980	125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	64	1
Net realized gain (loss) on investments and capital gains distributions	-	2	486	23
Net unrealized appreciation (depreciation) of investments	(7)	5	(207)	(14)
Net increase (decrease) in net assets from operations	(8)	8	343	10
Changes from principal transactions:				
Total unit transactions	1,444	118	644	(135)
Increase (decrease) in assets derived from principal transactions	1,444	118	644	(135)
Total increase (decrease)	1,436	126	987	(125)
Net assets at December 31, 2005	$ 1,436	$ 126	$ 3,967	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP MagnaCap Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I
Net assets at January 1, 2004	$ 928	$ 905	$ 6,818	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(5)	(119)	11
Net realized gain (loss) on investments				
and capital gains distributions	13	150	348	13
Net unrealized appreciation (depreciation) of investments	98	(84)	564	98
Net increase (decrease) in net assets from operations	114	61	793	122
Changes from principal transactions:				
Total unit transactions	593	(626)	3,173	1,071
Increase (decrease) in assets derived from principal				
transactions	593	(626)	3,173	1,071
Total increase (decrease)	707	(565)	3,966	1,193
Net assets at December 31, 2004	1,635	340	10,784	1,193
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(3)	(141)	38
Net realized gain (loss) on investments				
and capital gains distributions	285	9	566	149
Net unrealized appreciation (depreciation) of investments	(204)	24	479	79
Net increase (decrease) in net assets from operations	79	30	904	266
Changes from principal transactions:				
Total unit transactions	(1,714)	9	(1,014)	901
Increase (decrease) in assets derived from principal				
transactions	(1,714)	9	(1,014)	901
Total increase (decrease)	(1,635)	39	(110)	1,167
Net assets at December 31, 2005	$ -	$ 379	$ 10,674	$ 2,360

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Emerging Markets Fund
Net assets at January 1, 2004	$ 1,392	$ 4,528	$ 172,818	$ 809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(62)	1,466	(5)
Net realized gain (loss) on investments				
and capital gains distributions	22	411	(3,158)	29
Net unrealized appreciation (depreciation) of investments	50	33	15,759	109
Net increase (decrease) in net assets from operations	69	382	14,067	133
Changes from principal transactions:				
Total unit transactions	(491)	432	2,674	(172)
Increase (decrease) in assets derived from principal				
transactions	(491)	432	2,674	(172)
Total increase (decrease)	(422)	814	16,741	(39)
Net assets at December 31, 2004	970	5,342	189,559	770
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(72)	2,082	(4)
Net realized gain (loss) on investments				
and capital gains distributions	(19)	267	279	430
Net unrealized appreciation (depreciation) of investments	(30)	207	2,840	(212)
Net increase (decrease) in net assets from operations	(51)	402	5,201	214
Changes from principal transactions:				
Total unit transactions	(831)	321	(20,295)	(984)
Increase (decrease) in assets derived from principal				
transactions	(831)	321	(20,295)	(984)
Total increase (decrease)	(882)	723	(15,094)	(770)
Net assets at December 31, 2005	$ 88	$ 6,065	$ 174,465	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2004	$ 143,435	$ 173,894	$ 1,732	$ 186,531
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9,531	(110)	(3)	1,497
Net realized gain (loss) on investments				
and capital gains distributions	7,411	(354)	53	764
Net unrealized appreciation (depreciation) of investments	(12,159)	154	122	8,691
Net increase (decrease) in net assets from operations	4,783	(310)	172	10,952
Changes from principal transactions:				
Total unit transactions	(10,338)	19,197	(43)	(40,693)
Increase (decrease) in assets derived from principal				
transactions	(10,338)	19,197	(43)	(40,693)
Total increase (decrease)	(5,555)	18,887	129	(29,741)
Net assets at December 31, 2004	137,880	192,781	1,861	156,790
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,369	(283)	(30)	(586)
Net realized gain (loss) on investments				
and capital gains distributions	1,109	360	476	6,871
Net unrealized appreciation (depreciation) of investments	(1,961)	3,405	549	(10,977)
Net increase (decrease) in net assets from operations	2,517	3,482	995	(4,692)
Changes from principal transactions:				
Total unit transactions	(9,814)	17,954	1,947	(152,079)
Increase (decrease) in assets derived from principal				
transactions	(9,814)	17,954	1,947	(152,079)
Total increase (decrease)	(7,297)	21,436	2,942	(156,771)
Net assets at December 31, 2005	$ 130,583	$ 214,217	$ 4,803	$ 19

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Net assets at January 1, 2004	$ 22,158	$ 105,326	$ 88,717	$ 190,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	746	(1,013)	(1,031)	(477)
Net realized gain (loss) on investments				
and capital gains distributions	558	(821)	2,091	(4,417)
Net unrealized appreciation (depreciation) of investments	(857)	3,988	14,067	9,492
Net increase (decrease) in net assets from operations	447	2,154	15,127	4,598
Changes from principal transactions:				
Total unit transactions	(6,857)	(22,999)	(9,580)	(41,276)
Increase (decrease) in assets derived from principal				
transactions	(6,857)	(22,999)	(9,580)	(41,276)
Total increase (decrease)	(6,410)	(20,845)	5,547	(36,678)
Net assets at December 31, 2004	15,748	84,481	94,264	154,245
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(60)	(312)	(343)	(579)
Net realized gain (loss) on investments				
and capital gains distributions	(293)	(1,108)	22,115	657
Net unrealized appreciation (depreciation) of investments	321	(3,903)	(28,486)	(6,234)
Net increase (decrease) in net assets from operations	(32)	(5,323)	(6,714)	(6,156)
Changes from principal transactions:				
Total unit transactions	(15,705)	(79,151)	(87,544)	(148,083)
Increase (decrease) in assets derived from principal				
transactions	(15,705)	(79,151)	(87,544)	(148,083)
Total increase (decrease)	(15,737)	(84,474)	(94,258)	(154,239)
Net assets at December 31, 2005	$ 11	$ 7	$ 6	$ 6

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	MFS® Strategic Income Series	MFS® Total Return Series - Initial Class
Net assets at January 1, 2004	$ 3,110	$ 1,217	$ 2,524	$ 110,405
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(8)	93	362
Net realized gain (loss) on investments				
and capital gains distributions	330	185	63	258
Net unrealized appreciation (depreciation) of investments	222	356	(10)	11,330
Net increase (decrease) in net assets from operations	558	533	146	11,950
Changes from principal transactions:				
Total unit transactions	3,105	1,982	(167)	20,142
Increase (decrease) in assets derived from principal				
transactions	3,105	1,982	(167)	20,142
Total increase (decrease)	3,663	2,515	(21)	32,092
Net assets at December 31, 2004	6,773	3,732	2,503	142,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(24)	128	1,643
Net realized gain (loss) on investments				
and capital gains distributions	691	792	36	14,429
Net unrealized appreciation (depreciation) of investments	(462)	(358)	(155)	(15,158)
Net increase (decrease) in net assets from operations	239	410	9	914
Changes from principal transactions:				
Total unit transactions	847	1,782	(455)	(143,411)
Increase (decrease) in assets derived from principal				
transactions	847	1,782	(455)	(143,411)
Total increase (decrease)	1,086	2,192	(446)	(142,497)
Net assets at December 31, 2005	$ 7,859	$ 5,924	$ 2,057	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2004	$ 29,115	$ 29,539	$ 65,121	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(391)	(2)	(319)	-
Net realized gain (loss) on investments				
and capital gains distributions	134	771	79	-
Net unrealized appreciation (depreciation) of investments	5,377	5,617	5,227	-
Net increase (decrease) in net assets from operations	5,120	6,386	4,987	-
Changes from principal transactions:				
Total unit transactions	(1,361)	7,795	(1,712)	-
Increase (decrease) in assets derived from principal				
transactions	(1,361)	7,795	(1,712)	-
Total increase (decrease)	3,759	14,181	3,275	-
Net assets at December 31, 2004	32,874	43,720	68,396	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(416)	304	51	-
Net realized gain (loss) on investments				
and capital gains distributions	1,071	6,276	1,102	-
Net unrealized appreciation (depreciation) of investments	2,640	(9,265)	1,441	2
Net increase (decrease) in net assets from operations	3,295	(2,685)	2,594	2
Changes from principal transactions:				
Total unit transactions	(3,578)	(40,963)	(12,528)	39
Increase (decrease) in assets derived from principal				
transactions	(3,578)	(40,963)	(12,528)	39
Total increase (decrease)	(283)	(43,648)	(9,934)	41
Net assets at December 31, 2005	$ 32,591	$ 72	$ 58,462	$ 41

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Oppenheimer Strategic Bond Fund/VA	PIMCO Real Return Portfolio - Admin Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I
Net assets at January 1, 2004	$ 42,500	$ -	$ 253	$ 4
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,729	-	13	-
Net realized gain (loss) on investments				
and capital gains distributions	826	10	25	-
Net unrealized appreciation (depreciation) of investments	895	(3)	95	2
Net increase (decrease) in net assets from operations	3,450	7	133	2
Changes from principal transactions:				
Total unit transactions	12,684	515	1,195	46
Increase (decrease) in assets derived from principal				
transactions	12,684	515	1,195	46
Total increase (decrease)	16,134	522	1,328	48
Net assets at December 31, 2004	58,634	522	1,581	52
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,496	26	50	1
Net realized gain (loss) on investments				
and capital gains distributions	2,471	15	81	2
Net unrealized appreciation (depreciation) of investments	(5,602)	(22)	3	1
Net increase (decrease) in net assets from operations	(635)	19	134	4
Changes from principal transactions:				
Total unit transactions	(57,998)	985	2,550	25
Increase (decrease) in assets derived from principal				
transactions	(57,998)	985	2,550	25
Total increase (decrease)	(58,633)	1,004	2,684	29
Net assets at December 31, 2005	$ 1	$ 1,526	$ 4,265	$ 81

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Jennison Portfolio - Class II	SP William Blair International Growth Portfolio - Class II
Net assets at January 1, 2004	$ -	$ 739	$ 859	$ 3,269
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(10)	(12)	(54)
Net realized gain (loss) on investments				
and capital gains distributions	-	82	70	211
Net unrealized appreciation (depreciation) of investments	2	342	32	540
Net increase (decrease) in net assets from operations	3	414	90	697
Changes from principal transactions:				
Total unit transactions	213	2,040	380	2,188
Increase (decrease) in assets derived from principal				
transactions	213	2,040	380	2,188
Total increase (decrease)	216	2,454	470	2,885
Net assets at December 31, 2004	216	3,193	1,329	6,154
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(21)	(14)	(43)
Net realized gain (loss) on investments				
and capital gains distributions	(4)	450	258	1,187
Net unrealized appreciation (depreciation) of investments	(6)	(164)	(159)	(823)
Net increase (decrease) in net assets from operations	(1)	265	85	321
Changes from principal transactions:				
Total unit transactions	(82)	776	(1,414)	(6,475)
Increase (decrease) in assets derived from principal				
transactions	(82)	776	(1,414)	(6,475)
Total increase (decrease)	(83)	1,041	(1,329)	(6,154)
Net assets at December 31, 2005	$ 133	$ 4,234	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	UBS U.S. Allocation Portfolio - Class I	Wanger Select	Wanger U.S. Smaller Companies
Net assets at January 1, 2004	$ 11,708	$ -	$ -
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(54)	-	-
Net realized gain (loss) on investments			
and capital gains distributions	73	-	-
Net unrealized appreciation (depreciation) of investments	787	11	13
Net increase (decrease) in net assets from operations	806	11	13
Changes from principal transactions:			
Total unit transactions	(3,603)	238	84
Increase (decrease) in assets derived from principal			
transactions	(3,603)	238	84
Total increase (decrease)	(2,797)	249	97
Net assets at December 31, 2004	8,911	249	97
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	31	(2)	(2)
Net realized gain (loss) on investments			
and capital gains distributions	1,004	19	32
Net unrealized appreciation (depreciation) of investments	(869)	29	4
Net increase (decrease) in net assets from operations	166	46	34
Changes from principal transactions:			
Total unit transactions	(9,077)	259	421
Increase (decrease) in assets derived from principal			
transactions	(9,077)	259	421
Total increase (decrease)	(8,911)	305	455
Net assets at December 31, 2005	$ -	$ 554	$ 552

The accompanying notes are an integral part of these financial statements.

1. **Organization**

ING Life Insurance and Annuity Company Variable Annuity Account B (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2005, the Account had 151 investment divisions (the "Divisions"), 45 of which invest in independently managed mutual funds and 106 of which invest in mutual funds managed by affiliates, either Directed Services, Inc., ING Investments, LLC or ILIAC. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2005 and related Trusts are as follows:

AIM Variable Insurance Funds:
    AIM V.I. Capital Appreciation Fund - Series I Shares
    AIM V.I. Core Equity Fund - Series I Shares
    AIM V.I. Government Securities Fund - Series I Shares
    AIM V.I. Growth Fund - Series I Shares
    AIM V.I. Premier Equity Fund - Series I Shares
American Century Investments:
    American Century VP Balanced Fund
    American Century VP International Fund
Calvert Variable Series, Inc.:
    Calvert Social Balanced Portfolio
Federated Insurance Series:
    Federated American Leaders Fund II
    Federated Capital Income Fund II
    Federated Equity Income Fund II
    Federated Fund for U.S. Government Securities II
    Federated High Income Bond Fund II
    Federated International Equity Fund II

Federated Insurance Series (continued):
    Federated Mid Cap Growth Strategies Fund II
    Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
    Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
    Fidelity® VIP Contrafund® Portfolio - Initial Class
    Fidelity® VIP Equity-Income Portfolio - Initial Class
    Fidelity® VIP Growth Portfolio - Initial Class
    Fidelity® VIP High Income Portfolio - Initial Class
    Fidelity® VIP Index 500 Portfolio - Initial Class
    Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
    Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
    ING GET Fund - Series L
    ING GET Fund - Series M
    ING GET Fund - Series N

ING GET Fund (continued):
 ING GET Fund - Series P
 ING GET Fund - Series Q
 ING GET Fund - Series R
 ING GET Fund - Series S
 ING GET Fund - Series T
 ING GET Fund - Series U
 ING GET Fund - Series V
ING Investors Trust:
 ING AllianceBernstein Mid Cap Growth
  Portfolio - Service Class**
 ING American Funds Growth Portfolio
 ING American Funds Growth-Income Portfolio*
 ING American Funds International Portfolio
 ING Evergreen Health Sciences Portfolio - Class S**
 ING Evergreen Omega Portfolio - Institutional Class**
 ING FMR^{SM} Diversified Mid Cap
  Portfolio - Service Class**
 ING FMR^{SM} Earnings Growth
  Portfolio - Institutional Class**
 ING JPMorgan Emerging Markets Equity
  Portfolio - Institutional Class**
 ING JPMorgan Emerging Markets Equity
  Portfolio - Service Class**
 ING JPMorgan Small Cap Equity
  Portfolio - Institutional Class**
 ING JPMorgan Small Cap Equity
  Portfolio - Service Class**
 ING JPMorgan Value Opportunities
  Portfolio - Institutional Class**
 ING JPMorgan Value Opportunities
  Portfolio - Service Class**
 ING Julius Baer Foreign Portfolio - Service Class*
 ING Legg Mason Value Portfolio - Institutional Class*
 ING Legg Mason Value Portfolio - Service Class**
 ING LifeStyle Aggressive Growth
  Portfolio - Service 1 Class**
 ING LifeStyle Growth Portfolio - Service 1 Class**
 ING LifeStyle Moderate Growth
  Portfolio - Service 1 Class**
 ING LifeStyle Moderate Portfolio - Service 1 Class**
 ING Marsico Growth Portfolio - Service Class**
 ING Marsico International Opportunities
  Portfolio - Service Class**
 ING Mercury Large Cap Growth
  Portfolio - Service Class**
 ING MFS Total Return Portfolio - Institutional Class**
 ING MFS Total Return Portfolio - Service Class
 ING MFS Utilities Portfolio - Service Class**
 ING Oppenheimer Main Street
  Portfolio® - Institutional Class**
 ING Oppenheimer Main Street
  Portfolio® - Service Class**
 ING PIMCO High Yield Portfolio - Service Class**
 ING Pioneer Fund Portfolio - Institutional Class**
 ING T. Rowe Price Capital Appreciation
  Portfolio - Service Class**

ING Investors Trust (continued):
 ING T. Rowe Price Equity Income Portfolio - Service Class
 ING UBS U.S. Allocation Portfolio - Service Class**
 ING Van Kampen Growth and Income
  Portfolio - Service Class**
ING Partners, Inc.:
 ING American Century Large Company Value
  Portfolio - Service Class
 ING American Century Select Portfolio - Initial Class**
 ING American Century Small Cap Value
  Portfolio - Service Class
 ING Baron Small Cap Growth Portfolio - Service Class
 ING Davis Venture Value Portfolio - Service Class
 ING Fundamental Research Portfolio - Service Class
 ING Goldman Sachs® Capital Growth
  Portfolio - Service Class
 ING JPMorgan Fleming International
  Portfolio - Initial Class
 ING JPMorgan Mid Cap Value Portfolio - Service Class
 ING MFS Capital Opportunities Portfolio - Initial Class
 ING OpCap Balanced Value Portfolio - Service Class
 ING Oppenheimer Global Portfolio - Initial Class**
 ING Oppenheimer Strategic Income
  Portfolio - Initial Class**
 ING PIMCO Total Return Portfolio - Service Class
 ING Salomon Brothers Aggressive Growth
  Portfolio - Initial Class
 ING Solution 2015 Portfolio - Service Class**
 ING Solution 2025 Portfolio - Service Class**
 ING Solution 2035 Portfolio - Service Class**
 ING Solution 2045 Portfolio - Service Class**
 ING Solution Income Portfolio - Service Class**
 ING T. Rowe Price Diversified Mid Cap Growth
  Portfolio - Initial Class**
 ING T. Rowe Price Growth Equity Portfolio - Initial Class
 ING UBS U.S. Large Cap Equity Portfolio - Initial Class
 ING Van Kampen Comstock Portfolio - Service Class
 ING Van Kampen Equity and Income
  Portfolio - Initial Class**
 ING Van Kampen Equity and Income
  Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
 ING VP Strategic Allocation Balanced Portfolio - Class I
 ING VP Strategic Allocation Growth Portfolio - Class I
 ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
 ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
 ING GET U.S. Core Portfolio - Series 1
 ING GET U.S. Core Portfolio - Series 2
 ING GET U.S. Core Portfolio - Series 3
 ING GET U.S. Core Portfolio - Series 4*
 ING GET U.S. Core Portfolio - Series 5*
 ING GET U.S. Core Portfolio - Series 6*
 ING GET U.S. Core Portfolio - Series 7*
 ING GET U.S. Core Portfolio - Series 8**
 ING GET U.S. Core Portfolio - Series 9**

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 10**
  ING GET U.S. Core Portfolio - Series 11**
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class S**
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class I*
  ING VP SmallCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
  ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Janus Aspen Series:
  Janus Aspen Series Balanced
    Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond
    Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Mid Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Growth
    Portfolio - Institutional Shares

Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income
    Portfolio - Class VC
  Lord Abbett Series Fund - Mid-Cap Value
    Portfolio - Class VC
MFS® Variable Insurance Trust:
  MFS® Strategic Income Series
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA**
  Oppenheimer Strategic Bond Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Admin Class*
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I*
  Pioneer Mid Cap Value VCT Portfolio - Class I
Wanger Advisors Trust:
  Wanger Select*
  Wanger U.S. Smaller Companies*

*   Division added in 2004
** Division added in 2005

The names of certain Divisions were changed during 2005. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AllianceBernstein Variable Products Series Fund, Inc.:	AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein VPSF Large Cap Growth Portfolio - Class A	AllianceBernstein VPSF Premier Growth - Class A
ING Investors Trust:	ING Investors Trust:

ING AllianceBernstein Mid Cap Growth
    Portfolio - Service Class
	ING Alliance Mid-Cap Growth
	    Portfolio - Service Class

ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING Developing World Portfolio - Service Class

ING Mercury Large Cap Growth
    Portfolio - Service Class
	ING Mercury Fundamental Growth
	    Portfolio - Service Class

ING UBS U.S. Allocation Portfolio - Service Class	ING UBS U.S. Balanced Portfolio - Service Class

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Current Name	Former Name
ING Partners, Inc.:	ING Partners, Inc.:
ING American Century Large Company Value Portfolio - Service Class	ING Salomon Brothers Investors Value Portfolio - Service Class
ING Davis Venture Value Portfolio - Service Class	ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Fundamental Research Portfolio - Service Class	ING Aeltus Enhanced Index Portfolio - Service Class

During 2005, the following Divisions were closed to contractowners:

Alger American Funds:
   Alger American Balanced Portfolio - Class O
   Alger American Income & Growth Portfolio - Class O
   Alger American Leveraged AllCap Portfolio - Class O
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein VPSF Growth and Income
     Portfolio Class A
   AllianceBernstein VPSF Large Cap Growth
     Portfolio - Class A
   AllianceBernstein VPSF Small Cap Growth A
ING GET Fund:
   ING GET Fund - Series H
   ING GET Fund - Series I
   ING GET Fund - Series J
   ING GET Fund - Series K

ING Partners, Inc.:
   ING American Century Select Portfolio - Service Class
   ING Oppenheimer Global Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth
     Portfolio - Service Class
ING Variable Products Trust:
   ING VP MagnaCap Portfolio - Class I
   ING VP MagnaCap Portfolio - Class S
ING VP Emerging Markets Fund, Inc.:
   ING VP Emerging Markets Fund
MFS® Variable Insurance Trust:
   MFS® Total Return Series - Initial Class
Prudential Series Fund, Inc.:
   Jennison Portfolio - Class II
   SP William Blair International Growth Portfolio - Class II
UBS Series Trust:
   UBS U.S. Allocation Portfolio - Class I

The following Divisions were available to contractowners during 2005 but did not have any activity as of December 31, 2005:

ING Investors Trust:
   ING Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
   ING Oppenheimer Strategic Income Portfolio - Service Class

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined by specific identification. The difference between cost and current market value is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the contractholders invested in the Account Divisions. Annuity reserves held in the Account for currently payable contracts are computed according to the Progressive Annuity, a49, 1971 Individual Annuity Mortality, 1971 Group Annuity Mortality, 1983a, and 1983 Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent. Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

3.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract.

Contract Maintenance Charges

An annual contract or certificate maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage that ranges up to 7% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional charge of 1% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature.   For Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.0% of premiums.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

4.   Related Party Transactions

During the year ended December 31, 2005, management fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio and ING VP Natural Resources Trust. The annual fee rate ranged from .25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust.

In addition, management fees were paid to ILIAC, an affiliate of the Company, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from .10% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.14% to 1.25% of the average net assets of each respective Portfolio excluding ING American Funds Growth Portfolio, ING American Funds Growth-Income Portfolio, and ING American Funds International Portfolio.

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 266	$ 15,461	$ 739	$ 3,995
AIM V.I. Core Equity Fund - Series I Shares	229	31,722	2,792	8,277
AIM V.I. Government Securities Fund - Series I Shares	1,556	3,248	4,900	5,165
AIM V.I. Growth Fund - Series I Shares	134	17,022	1,088	3,484
AIM V.I. Premier Equity Fund - Series I Shares	158	36,485	465	8,725
The Alger American Funds:				
Alger American Balanced Portfolio - Class O	29	2,006	171	653
Alger American Income & Growth Portfolio - Class O	90	5,313	125	1,702
Alger American Leveraged AllCap Portfolio - Class O	3	5,407	43	1,763
Alliance Bernstein Variable Products Series Fund, Inc.:				
AllianceBernstein VPSF Growth and Income Portfolio Class A	2,882	50,758	11,559	2,742
AllianceBernstein VPSF Large Cap Growth Portfolio - Class A	168	8,054	1,267	1,635
AllianceBernstein VPSF Small Cap Growth A	606	5,705	2,580	1,876
American Century Investments:				
American Century VP Balanced Fund	39	273	64	482
American Century VP International Fund	22	175	11	319
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	290	410	314	448
Federated Insurance Series:				
Federated American Leaders Fund II	1,036	15,209	1,373	14,249
Federated Capital Income Fund II	299	2,109	495	2,024
Federated Equity Income Fund II	440	2,861	428	3,254
Federated Fund for U.S. Government Securities II	527	2,714	1,218	4,431
Federated High Income Bond Fund II	1,076	4,816	2,542	6,682
Federated International Equity Fund II	131	2,025	106	1,558
Federated Mid Cap Growth Strategies Fund II	258	3,281	79	2,899
Federated Prime Money Fund II	2,913	3,738	1,716	3,320
Fidelity Variable Insurance Products:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	708	3,234	1,351	2,085
Fidelity® VIP Contrafund® Portfolio - Initial Class	25,300	23,190	37,679	12,694
Fidelity® VIP Equity-Income Portfolio - Initial Class	15,331	41,869	30,257	22,411
Fidelity® VIP Growth Portfolio - Initial Class	2,763	26,787	6,891	25,796
Fidelity® VIP High Income Portfolio - Initial Class	11,540	14,285	13,312	22,116
Fidelity® VIP Index 500 Portfolio - Initial Class	2,118	17,437	3,354	13,270
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	113	240	213	433
Fidelity® VIP Overseas Portfolio - Initial Class	2,424	5,313	7,834	7,574

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	$ 1,957	$ 2,115	$ 4,385	$ 1,104
ING GET Fund:				
ING GET Fund - Series H	4,159	85,817	4,438	21,032
ING GET Fund - Series I	3,541	61,267	2,796	14,828
ING GET Fund - Series J	3,090	47,752	2,510	13,665
ING GET Fund - Series K	3,994	56,802	2,415	15,617
ING GET Fund - Series L	1,824	12,994	2,474	15,441
ING GET Fund - Series M	3,440	17,895	3,742	18,639
ING GET Fund - Series N	2,226	14,776	3,220	15,448
ING GET Fund - Series P	1,676	12,640	1,932	10,892
ING GET Fund - Series Q	1,559	6,631	1,843	7,610
ING GET Fund - Series R	1,960	8,419	1,197	5,818
ING GET Fund - Series S	2,075	5,904	2,061	9,131
ING GET Fund - Series T	1,581	4,611	1,457	4,642
ING GET Fund - Series U	1,908	4,098	1,864	3,870
ING GET Fund - Series V	986	11,810	842	20,913
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	237	33	-	-
ING American Funds Growth Portfolio	16,786	362	1,728	2
ING American Funds Growth-Income Portfolio	19,182	470	2,320	-
ING American Funds International Portfolio	17,040	2,468	8,911	1
ING Evergreen Health Sciences Portfolio - Class S	584	82	-	-
ING Evergreen Omega Portfolio - Institutional Class	17,797	846	-	-
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	388	56	-	-
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	25,748	1,298	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,184	1	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	2,788	423	-	-
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	9,846	638	-	-
ING JPMorgan Small Cap Equity Portfolio - Service Class	15	-	-	-
ING JPMorgan Value Opportunities Portfolio - Institutional Class	49,507	5,573	-	-
ING JPMorgan Value Opportunities Portfolio - Service Class	3,431	307	-	-
ING Julius Baer Foreign Portfolio - Service Class	2,610	736	245	19
ING Legg Mason Value Portfolio - Institutional Class	35,623	1,584	858	-
ING Legg Mason Value Portfolio - Service Class	727	24	-	-
ING LifeStyle Aggressive Growth Portfolio - Service 1 Class	594	72	-	-
ING LifeStyle Growth Portfolio - Service 1 Class	2,361	118	-	-
ING LifeStyle Moderate Growth Portfolio - Service 1 Class	3,496	133	-	-
ING LifeStyle Moderate Portfolio - Service 1 Class	4,077	226	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING Marsico Growth Portfolio - Service Class	$ 307	$ 98	$ -	$ -
ING Marsico International Opportunities Portfolio - Service Class	7,945	263	-	-
ING Mercury Large Cap Growth Portfolio - Service Class	1,631	41	-	-
ING MFS Total Return Portfolio - Institutional Class	150,636	7,137	-	-
ING MFS Total Return Portfolio - Service Class	1,277	751	1,733	312
ING MFS Utilities Portfolio - Service Class	798	342	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	2,256	731	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	26	-	-	-
ING PIMCO High Yield Portfolio - Service Class	3,232	221	-	-
ING Pioneer Fund Portfolio - Institutional Class	27,628	1,165	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	944	88	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	3,672	1,277	1,601	182
ING UBS U.S. Allocation Portfolio - Service Class	9,258	1,863	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	1,343	30	-	-
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	33	285	392	209
ING American Century Select Portfolio - Initial Class	73,411	10,562	-	-
ING American Century Select Portfolio - Service Class	20	478	154	59
ING American Century Small Cap Value Portfolio - Service Class	1,061	532	604	223
ING Baron Small Cap Growth Portfolio - Service Class	2,989	2,328	2,155	1,102
ING Davis Venture Value Portfolio - Service Class	107	632	882	721
ING Fundamental Research Portfolio - Service Class	15	77	109	41
ING Goldman Sachs® Capital Growth Portfolio - Service Class	84	28	261	3
ING JPMorgan Fleming International Portfolio - Initial Class	8,644	12,746	23,692	20,544
ING JPMorgan Mid Cap Value Portfolio - Service Class	1,306	1,386	1,484	142
ING MFS Capital Opportunities Portfolio - Initial Class	1,515	9,195	2,142	7,514
ING OpCap Balanced Value Portfolio - Service Class	117	823	1,170	450
ING Oppenheimer Global Portfolio - Initial Class	187,408	23,573	-	-
ING Oppenheimer Global Portfolio - Service Class	312	322	229	216
ING Oppenheimer Strategic Income Portfolio - Initial Class	84,226	8,442	-	-
ING PIMCO Total Return Portfolio - Service Class	2,671	829	1,760	586
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	1,398	11,296	4,089	14,372
ING Solution 2015 Portfolio - Service Class	66	-	-	-
ING Solution 2025 Portfolio - Service Class	125	-	-	-
ING Solution 2035 Portfolio - Service Class	3	-	-	-
ING Solution 2045 Portfolio - Service Class	3	-	-	-
ING Solution Income Portfolio - Service Class	135	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Partners, Inc. (continued):				
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	$ 86,742	$ 8,509	$ -	$ -
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	415	990	669	1,124
ING T. Rowe Price Growth Equity Portfolio - Initial Class	3,143	16,162	6,117	13,771
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	2,097	8,739	3,764	8,518
ING Van Kampen Comstock Portfolio - Service Class	1,711	2,145	2,765	261
ING Van Kampen Equity and Income Portfolio - Initial Class	148,217	14,276	-	-
ING Van Kampen Equity and Income Portfolio - Service Class	83	215	103	29
ING Strategic Allocation Portfolio, Inc.:				
ING VP Strategic Allocation Balanced Portfolio - Class I	4,560	4,738	6,007	3,762
ING VP Strategic Allocation Growth Portfolio - Class I	2,838	4,359	1,927	2,631
ING VP Strategic Allocation Income Portfolio - Class I	1,940	4,486	2,593	4,356
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	6,935	72,397	20,166	75,470
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	1,330	4,016	193	3,734
ING GET U.S. Core Portfolio - Series 2	816	5,450	47	5,525
ING GET U.S. Core Portfolio - Series 3	1,138	13,881	62,647	10,584
ING GET U.S. Core Portfolio - Series 4	163	2,388	8,661	898
ING GET U.S. Core Portfolio - Series 5	136	598	5,152	989
ING GET U.S. Core Portfolio - Series 6	563	21,242	113,987	26,971
ING GET U.S. Core Portfolio - Series 7	4,592	19,269	65,706	8,739
ING GET U.S. Core Portfolio - Series 8	49,464	17,976	-	-
ING GET U.S. Core Portfolio - Series 9	33,227	10,052	-	-
ING GET U.S. Core Portfolio - Series 10	25,786	4,121	-	-
ING GET U.S. Core Portfolio - Series 11	26,896	2,660	-	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology Portfolio - Class I	3,206	3,969	8,353	10,764
ING VP Growth Portfolio - Class I	912	7,119	1,349	7,167
ING VP Index Plus LargeCap Portfolio - Class I	7,508	34,982	16,413	37,078
ING VP Index Plus MidCap Portfolio - Class I	2,760	3,212	3,742	3,001
ING VP Index Plus SmallCap Portfolio - Class I	2,297	1,509	3,206	2,466
ING VP International Equity Portfolio - Class I	4,935	3,404	5,894	3,159
ING VP Small Company Portfolio - Class I	4,343	20,415	17,304	25,334
ING VP Value Opportunity Portfolio - Class I	1,175	5,184	1,693	5,518
ING VP Value Opportunity Portfolio - Class S	1,473	30	-	-

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class I	$ 122	$ 1	$ 203	$ 200
ING VP International Value Portfolio - Class I	1,977	1,026	1,762	349
ING VP MagnaCap Portfolio - Class I	111	230	77	1
ING VP MagnaCap Portfolio - Class S	443	2,022	886	290
ING VP MidCap Opportunities Portfolio - Class I	84	77	600	1,231
ING VP MidCap Opportunities Portfolio - Class S	644	1,798	5,053	1,999
ING VP Real Estate Portfolio - Class I	2,005	1,065	1,097	2
ING VP SmallCap Opportunities Portfolio - Class I	424	1,256	1,213	1,707
ING VP SmallCap Opportunities Portfolio - Class S	1,796	1,547	2,152	1,782
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	10,312	28,520	23,869	19,729
ING VP Emerging Markets Fund, Inc.:				
ING VP Emerging Markets Fund	10	998	6	183
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	16,775	22,531	43,023	38,166
ING VP Money Market Portfolio:				
ING VP Money Market Portfolio - Class I	101,452	83,773	175,942	156,855
ING VP Natural Resources Trust:				
ING VP Natural Resources Trust	3,074	1,041	329	375
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	663	153,328	5,060	44,256
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	457	16,221	2,566	8,534
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	49	79,512	1,915	25,927
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	712	88,599	7,790	18,401
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	983	149,645	9,256	51,009
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	3,172	1,844	5,029	1,864
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	4,486	2,382	2,528	504
MFS® Variable Insurance Trust:				
MFS® Strategic Income Series	555	873	648	722
MFS® Total Return Series - Initial Class	18,387	154,277	28,482	7,978
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth Fund/VA	2,978	6,971	3,840	5,592
Oppenheimer Global Securities Fund/VA	4,264	44,923	14,799	7,006
Oppenheimer Main Street Fund®/VA	1,997	14,472	9,493	11,524
Oppenheimer Main Street Small Cap Fund®/VA	39	-	-	-
Oppenheimer Strategic Bond Fund/VA	10,675	66,179	22,123	7,710

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Admin Class	$ 1,470	$ 442	$ 530	$ 5
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class I	3,054	454	1,340	132
Pioneer Fund VCT Portfolio - Class I	53	26	46	-
Pioneer High Yield VCT Portfolio - Class I	134	202	214	-
Pioneer Mid Cap Value VCT Portfolio - Class I	2,477	1,481	2,475	430
Prudential Series Fund, Inc.:				
Jennison Portfolio - Class II	281	1,709	710	342
SP William Blair International Growth Portfolio - Class II	1,238	7,460	3,656	1,522
UBS Series Trust:				
UBS U.S. Allocation Portfolio - Class I	305	9,351	771	4,428
Wanger Advisors Trust:				
Wanger Select	485	210	238	-
Wanger U.S. Smaller Companies	723	304	95	11

6.   Changes in Units

The changes in units outstanding were as follows:

			Year ended December 31			
		2005			**2004**	
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	49,748	1,657,698	(1,607,950)	182,630	548,774	(366,144)
AIM V.I. Core Equity Fund - Series I Shares	34,668	2,841,990	(2,807,322)	457,989	915,598	(457,609)
AIM V.I. Government Securities Fund - Series I Shares	111,394	266,580	(155,186)	583,926	639,220	(55,294)
AIM V.I. Growth Fund - Series I Shares	33,399	2,427,643	(2,394,244)	403,166	724,323	(321,157)
AIM V.I. Premier Equity Fund - Series I Shares	39,641	4,036,940	(3,997,299)	211,103	1,166,321	(955,218)
The Alger American Funds:						
Alger American Balanced Portfolio - Class O	-	74,405	(74,405)	8,456	28,307	(19,851)
Alger American Income & Growth Portfolio - Class O	1,661	224,414	(222,753)	6,643	75,743	(69,100)
Alger American Leveraged AllCap Portfolio - Class O	156	206,144	(205,988)	6,763	78,168	(71,405)
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein VPSF Growth and Income Portfolio Class A	289,299	4,594,566	(4,305,267)	1,694,790	832,361	862,429
AllianceBernstein VPSF Large Cap Growth Portfolio - Class A	41,660	1,360,350	(1,318,690)	334,436	384,086	(49,650)
AllianceBernstein VPSF Small Cap Growth A	97,413	679,728	(582,315)	406,019	323,228	82,791
American Century Investments:						
American Century VP Balanced Fund	940	13,039	(12,099)	3,505	25,919	(22,414)
American Century VP International Fund	500	9,714	(9,214)	2,103	22,237	(20,134)
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	17,046	29,908	(12,862)	28,706	40,792	(12,086)
Federated Insurance Series:						
Federated American Leaders Fund II	18,109	579,383	(561,274)	62,399	608,437	(546,038)
Federated Capital Income Fund II	3,910	145,103	(141,193)	19,043	151,311	(132,268)
Federated Equity Income Fund II	19,523	200,782	(181,259)	30,814	261,289	(230,475)
Federated Fund for U.S. Government Securities II	18,334	166,262	(147,928)	52,307	280,010	(227,703)
Federated High Income Bond Fund II	10,837	264,033	(253,196)	101,932	405,433	(303,501)
Federated International Equity Fund II	8,615	124,189	(115,574)	11,513	106,316	(94,803)

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Federated Insurance Series (continued):						
Federated Mid Cap Growth Strategies Fund II	12,319	143,240	(130,921)	8,898	147,575	(138,677)
Federated Prime Money Fund II	227,092	295,580	(68,488)	157,788	283,520	(125,732)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	26,023	174,536	(148,513)	82,616	132,597	(49,981)
Fidelity® VIP Contrafund® Portfolio - Initial Class	2,275,007	1,763,523	511,484	4,742,147	2,531,642	2,210,505
Fidelity® VIP Equity-Income Portfolio - Initial Class	812,464	2,715,292	(1,902,828)	4,239,290	3,288,667	950,623
Fidelity® VIP Growth Portfolio - Initial Class	335,415	2,120,527	(1,785,112)	1,796,952	3,002,198	(1,205,246)
Fidelity® VIP High Income Portfolio - Initial Class	769,251	1,511,435	(742,184)	1,847,199	3,089,575	(1,242,376)
Fidelity® VIP Index 500 Portfolio - Initial Class	70,208	802,087	(731,879)	364,877	857,055	(492,178)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	-	12,868	(12,868)	4,381	25,709	(21,328)
Fidelity® VIP Overseas Portfolio - Initial Class	169,531	347,015	(177,484)	922,163	915,197	6,966
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	131,405	147,657	(16,252)	333,627	94,150	239,477
ING GET Fund:						
ING GET Fund - Series H	14,198	8,251,403	(8,237,205)	228,480	2,093,649	(1,865,169)
ING GET Fund - Series I	21,414	5,942,873	(5,921,459)	68,488	1,404,397	(1,335,909)
ING GET Fund - Series J	535	4,652,620	(4,652,085)	88,834	1,331,815	(1,242,981)
ING GET Fund - Series K	64,477	5,594,178	(5,529,701)	89,698	1,504,802	(1,415,104)
ING GET Fund - Series L	22,096	1,224,075	(1,201,979)	54,643	1,453,319	(1,398,676)
ING GET Fund - Series M	63,880	1,689,219	(1,625,339)	88,235	1,761,708	(1,673,473)
ING GET Fund - Series N	14,184	1,347,749	(1,333,565)	183,830	1,477,201	(1,293,371)
ING GET Fund - Series P	19,179	1,194,794	(1,175,615)	53,040	1,024,619	(971,579)
ING GET Fund - Series Q	20,490	581,433	(560,943)	82,106	701,819	(619,713)
ING GET Fund - Series R	25,447	751,470	(726,023)	83,612	565,924	(482,312)
ING GET Fund - Series S	24,936	503,157	(478,221)	99,098	862,412	(763,314)
ING GET Fund - Series T	5,364	393,975	(388,611)	15,504	390,606	(375,102)
ING GET Fund - Series U	3,263	341,837	(338,574)	51,919	352,998	(301,079)
ING GET Fund - Series V	3,494	1,122,074	(1,118,580)	273,020	2,263,427	(1,990,407)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

<table>
<tr><td></td><td colspan="6" align="center">Year ended December 31</td></tr>
<tr><td></td><td colspan="3" align="center">2005</td><td colspan="3" align="center">2004</td></tr>
<tr><td></td><td align="center">Units
Issued</td><td align="center">Units
Redeemed</td><td align="center">Net Increase
(Decrease)</td><td align="center">Units
Issued</td><td align="center">Units
Redeemed</td><td align="center">Net Increase
(Decrease)</td></tr>
<tr><td>ING Investors Trust:</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>ING AllianceBernstein Mid Cap Growth Portfolio - Service Class</td><td>18,782</td><td>2,674</td><td>16,108</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING American Funds Growth Portfolio</td><td>1,617,062</td><td>189,956</td><td>1,427,106</td><td>169,772</td><td>810</td><td>168,962</td></tr>
<tr><td>ING American Funds Growth-Income Portfolio</td><td>1,921,039</td><td>232,493</td><td>1,688,546</td><td>226,597</td><td>19,019</td><td>207,578</td></tr>
<tr><td>ING American Funds International Portfolio</td><td>1,716,082</td><td>403,359</td><td>1,312,723</td><td>860,280</td><td>4,669</td><td>855,611</td></tr>
<tr><td>ING Evergreen Health Sciences Portfolio - Class S</td><td>52,322</td><td>7,335</td><td>44,987</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING Evergreen Omega Portfolio - Institutional Class</td><td>1,671,988</td><td>179,863</td><td>1,492,125</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class</td><td>35,125</td><td>5,070</td><td>30,055</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING FMR^{SM} Earnings Growth Portfolio - Institutional Class</td><td>2,532,679</td><td>233,474</td><td>2,299,205</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class</td><td>110,280</td><td>-</td><td>110,280</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING JPMorgan Emerging Markets Equity Portfolio - Service Class</td><td>231,207</td><td>36,132</td><td>195,075</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING JPMorgan Small Cap Equity Portfolio - Institutional Class</td><td>874,929</td><td>71,882</td><td>803,047</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING JPMorgan Small Cap Equity Portfolio - Service Class</td><td>1,413</td><td>-</td><td>1,413</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING JPMorgan Value Opportunities Portfolio - Institutional Class</td><td>4,770,224</td><td>546,541</td><td>4,223,683</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING JPMorgan Value Opportunities Portfolio - Service Class</td><td>329,401</td><td>28,928</td><td>300,473</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING Julius Baer Foreign Portfolio - Service Class</td><td>202,899</td><td>60,238</td><td>142,661</td><td>37,805</td><td>17,189</td><td>20,616</td></tr>
<tr><td>ING Legg Mason Value Portfolio - Institutional Class</td><td>3,371,259</td><td>372,634</td><td>2,998,625</td><td>80,758</td><td>311</td><td>80,447</td></tr>
<tr><td>ING Legg Mason Value Portfolio - Service Class</td><td>65,632</td><td>2,124</td><td>63,508</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING LifeStyle Aggressive Growth Portfolio - Service 1 Class</td><td>57,155</td><td>6,797</td><td>50,358</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING LifeStyle Growth Portfolio - Service 1 Class</td><td>231,510</td><td>11,445</td><td>220,065</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING LifeStyle Moderate Growth Portfolio - Service 1 Class</td><td>345,924</td><td>13,387</td><td>332,537</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING LifeStyle Moderate Portfolio - Service 1 Class</td><td>407,876</td><td>24,510</td><td>383,366</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING Marsico Growth Portfolio - Service Class</td><td>27,551</td><td>9,107</td><td>18,444</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING Marsico International Opportunities Portfolio - Service Class</td><td>703,062</td><td>26,427</td><td>676,635</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING Mercury Large Cap Growth Portfolio - Service Class</td><td>149,322</td><td>3,292</td><td>146,030</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING MFS Total Return Portfolio - Institutional Class</td><td>14,779,885</td><td>870,173</td><td>13,909,712</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING MFS Total Return Portfolio - Service Class</td><td>107,273</td><td>74,596</td><td>32,677</td><td>175,632</td><td>56,815</td><td>118,817</td></tr>
<tr><td>ING MFS Utilities Portfolio - Service Class</td><td>71,129</td><td>30,143</td><td>40,986</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>ING Oppenheimer Main Street Portfolio® - Institutional Class</td><td>217,358</td><td>76,933</td><td>140,425</td><td>-</td><td>-</td><td>-</td></tr>
</table>

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Oppenheimer Main Street Portfolio® - Service Class	2,417	1	2,416	-	-	-
ING PIMCO High Yield Portfolio - Service Class	305,296	21,151	284,145	-	-	-
ING Pioneer Fund Portfolio - Institutional Class	2,588,080	491,868	2,096,212	-	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	88,207	8,112	80,095	-	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	258,854	93,668	165,186	124,617	14,277	110,340
ING UBS U.S. Allocation Portfolio - Service Class	888,465	180,683	707,782	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	123,758	2,619	121,139	-	-	-
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	2,967	26,164	(23,197)	48,671	31,348	17,323
ING American Century Select Portfolio - Initial Class	7,515,897	1,461,590	6,054,307	-	-	-
ING American Century Select Portfolio - Service Class	2,055	50,701	(48,646)	26,697	17,342	9,355
ING American Century Small Cap Value Portfolio - Service Class	72,064	42,372	29,692	49,433	21,860	27,573
ING Baron Small Cap Growth Portfolio - Service Class	230,842	182,840	48,002	182,296	101,042	81,254
ING Davis Venture Value Portfolio - Service Class	10,531	56,264	(45,733)	96,573	81,108	15,465
ING Fundamental Research Portfolio - Service Class	1,271	6,748	(5,477)	10,370	3,915	6,455
ING Goldman Sachs® Capital Growth Portfolio - Service Class	8,093	2,444	5,649	27,139	259	26,880
ING JPMorgan Fleming International Portfolio - Initial Class	899,932	1,162,788	(262,856)	2,912,742	2,641,331	271,411
ING JPMorgan Mid Cap Value Portfolio - Service Class	78,458	96,228	(17,770)	113,896	15,041	98,855
ING MFS Capital Opportunities Portfolio - Initial Class	121,245	753,656	(632,411)	392,044	831,128	(439,084)
ING OpCap Balanced Value Portfolio - Service Class	11,290	70,602	(59,312)	129,425	65,084	64,341
ING Oppenheimer Global Portfolio - Initial Class	18,556,907	2,783,149	15,773,758	-	-	-
ING Oppenheimer Global Portfolio - Service Class	25,684	27,487	(1,803)	28,178	26,819	1,359
ING Oppenheimer Strategic Income Portfolio - Initial Class	8,622,398	1,420,227	7,202,171	-	-	-
ING PIMCO Total Return Portfolio - Service Class	223,918	71,567	152,351	188,796	85,883	102,913
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	203,422	1,066,012	(862,590)	810,897	1,649,901	(839,004)
ING Solution 2015 Portfolio - Service Class	6,346	1	6,345	-	-	-
ING Solution 2025 Portfolio - Service Class	11,412	-	11,412	-	-	-
ING Solution 2035 Portfolio - Service Class	292	-	292	-	-	-

| | **Year ended December 31** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Solution 2045 Portfolio - Service Class	274	-	274	-	-	-
ING Solution Income Portfolio - Service Class	13,351	-	13,351	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	8,805,255	947,908	7,857,347	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	39,228	92,559	(53,331)	79,333	121,857	(42,524)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	184,654	679,236	(494,582)	597,538	919,331	(321,793)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	279,925	805,878	(525,953)	626,743	984,474	(357,731)
ING Van Kampen Comstock Portfolio - Service Class	131,778	178,255	(46,477)	249,901	34,699	215,202
ING Van Kampen Equity and Income Portfolio - Initial Class	15,080,989	1,618,680	13,462,309	-	-	-
ING Van Kampen Equity and Income Portfolio - Service Class	7,493	19,672	(12,179)	9,990	2,931	7,059
ING Strategic Allocation Portfolio, Inc.:						
ING VP Strategic Allocation Balanced Portfolio - Class I	310,178	422,143	(111,965)	435,875	318,579	117,296
ING VP Strategic Allocation Growth Portfolio - Class I	198,978	336,818	(137,840)	150,253	192,966	(42,713)
ING VP Strategic Allocation Income Portfolio - Class I	103,804	233,957	(130,153)	185,392	290,838	(105,446)
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	342,285	3,086,693	(2,744,408)	1,415,804	4,167,269	(2,751,465)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	2,087	351,939	(349,852)	6,866	323,370	(316,504)
ING GET U.S. Core Portfolio - Series 2	3	506,908	(506,905)	28,230	531,071	(502,841)
ING GET U.S. Core Portfolio - Series 3	29,043	1,338,384	(1,309,341)	6,814,902	1,520,420	5,294,482
ING GET U.S. Core Portfolio - Series 4	1,470	219,874	(218,404)	880,917	93,328	787,589
ING GET U.S. Core Portfolio - Series 5	2,623	50,850	(48,227)	692,012	269,553	422,459
ING GET U.S. Core Portfolio - Series 6	44,663	2,003,966	(1,959,303)	12,119,228	3,379,647	8,739,581
ING GET U.S. Core Portfolio - Series 7	4,139	1,407,909	(1,403,770)	6,713,701	1,012,178	5,701,523
ING GET U.S. Core Portfolio - Series 8	3,785,943	589,195	3,196,748	-	-	-
ING GET U.S. Core Portfolio - Series 9	2,604,393	267,292	2,337,101	-	-	-
ING GET U.S. Core Portfolio - Series 10	2,201,782	26,163	2,175,619	-	-	-
ING GET U.S. Core Portfolio - Series 11	2,718,871	293,740	2,425,131	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc.:						
ING VP Global Science and Technology Portfolio - Class I	968,886	1,209,074	(240,188)	2,784,969	3,522,904	(737,935)
ING VP Growth Portfolio - Class I	101,929	624,125	(522,196)	315,802	809,445	(493,643)
ING VP Index Plus LargeCap Portfolio - Class I	627,171	2,385,012	(1,757,841)	2,319,971	3,658,784	(1,338,813)
ING VP Index Plus MidCap Portfolio - Class I	88,345	173,630	(85,285)	362,950	319,495	43,455
ING VP Index Plus SmallCap Portfolio - Class I	127,318	105,604	21,714	306,461	252,048	54,413
ING VP International Equity Portfolio - Class I	603,639	493,272	110,367	937,259	577,152	360,107
ING VP Small Company Portfolio - Class I	382,466	1,231,241	(848,775)	2,017,604	2,461,882	(444,278)
ING VP Value Opportunity Portfolio - Class I	57,072	282,867	(225,795)	160,482	382,135	(221,653)
ING VP Value Opportunity Portfolio - Class S	147,449	2,903	144,546	-	-	-
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class I	10,628	79	10,549	20,398	20,398	-
ING VP International Value Portfolio - Class I	166,870	110,767	56,103	222,297	90,119	132,178
ING VP MagnaCap Portfolio - Class I	9,610	22,636	(13,026)	15,372	7,116	8,256
ING VP MagnaCap Portfolio - Class S	30,217	196,310	(166,093)	103,553	38,705	64,848
ING VP MidCap Opportunities Portfolio - Class I	7,978	6,931	1,047	73,952	137,708	(63,756)
ING VP MidCap Opportunities Portfolio - Class S	96,196	202,042	(105,846)	777,947	416,457	361,490
ING VP Real Estate Portfolio - Class I	140,119	73,986	66,133	85,715	46	85,669
ING VP SmallCap Opportunities Portfolio - Class I	60,199	177,852	(117,653)	180,160	253,511	(73,351)
ING VP SmallCap Opportunities Portfolio - Class S	299,323	254,247	45,076	447,989	387,155	60,834
ING VP Balanced Portfolio:						
ING VP Balanced Portfolio - Class I	657,701	1,329,855	(672,154)	2,075,495	1,518,855	556,640
ING VP Emerging Markets Fund:						
ING VP Emerging Markets Fund	349	70,184	(69,835)	2,209	20,488	(18,279)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	1,060,596	1,517,043	(456,447)	2,522,350	3,100,540	(578,190)
ING VP Money Market Portfolio:						
ING VP Money Market Portfolio - Class I	10,871,993	8,899,937	1,972,056	23,677,963	21,460,803	2,217,160

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING VP Natural Resources Trust:						
ING VP Natural Resources Trust	140,558	52,676	87,882	21,362	26,404	(5,042)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	89,907	9,253,448	(9,163,541)	838,257	3,145,306	(2,307,049)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	26,415	819,619	(793,204)	169,983	520,255	(350,272)
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	26,815	6,692,994	(6,666,179)	627,645	2,454,240	(1,826,595)
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	169,141	7,399,699	(7,230,558)	1,553,013	2,070,767	(517,754)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	146,619	11,080,434	(10,933,815)	1,689,399	4,491,484	(2,802,085)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	246,411	168,534	77,877	574,778	287,004	287,774
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	345,492	203,706	141,786	254,855	79,756	175,099
MFS® Variable Insurance Trust:						
MFS® Strategic Income Series	28,424	61,471	(33,047)	50,404	63,389	(12,985)
MFS® Total Return Series - Initial Class	984,331	10,445,300	(9,460,969)	3,528,710	1,916,845	1,611,865
Oppenheimer Variable Account Funds:						
Oppenheimer Aggressive Growth Fund/VA	548,354	923,299	(374,945)	830,981	987,469	(156,488)
Oppenheimer Global Securities Fund/VA	206,156	2,275,588	(2,069,432)	1,117,531	678,606	438,925
Oppenheimer Main Street Fund®/VA	230,573	1,335,796	(1,105,223)	1,775,963	1,881,644	(105,681)
Oppenheimer Main Street Small Cap Fund®/VA	3,460	-	3,460	-	-	-
Oppenheimer Strategic Bond Fund/VA	675,728	4,613,488	(3,937,760)	2,163,745	1,252,720	911,025
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Admin Class	130,830	39,747	91,083	48,771	519	48,252
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	269,584	48,415	221,169	144,167	30,177	113,990
Pioneer Fund VCT Portfolio - Class I	4,943	2,546	2,397	4,646	-	4,646
Pioneer High Yield VCT Portfolio - Class I	11,091	18,953	(7,862)	20,203	(4)	20,207
Pioneer Mid Cap Value VCT Portfolio - Class I	156,425	103,640	52,785	240,872	82,585	158,287

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Prudential Series Fund, Inc.:						
Jennison Portfolio - Class II	35,578	195,172	(159,594)	95,947	47,576	48,371
SP William Blair International Growth Portfolio - Class II	122,190	804,476	(682,286)	529,564	263,218	266,346
UBS Series Trust:						
UBS U.S. Allocation Portfolio - Class I	24,829	1,002,126	(977,297)	106,543	522,283	(415,740)
Wanger Advisors Trust:						
Wanger Select	40,727	18,344	22,383	21,777	8	21,769
Wanger U.S. Smaller Companies	59,152	24,513	34,639	9,709	1,314	8,395

7.   Unit Summary

A summary of units outstanding at December 31, 2005 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares			
Contracts in accumulation period:			
Non-Qualified V	5,068.203	$ 9.92	$ 50,277
Non-Qualified V (0.75)	38,834.985	10.25	398,059
	43,903.188		$ 448,336
AIM V.I. Core Equity Fund - Series I Shares			
Contracts in accumulation period:			
Non-Qualified V	40,091.502	$ 8.64	$ 346,391
Non-Qualified V (0.75)	60,142.018	8.93	537,068
Non-Qualified IX	854.743	8.49	7,257
Non-Qualified XII	306.822	8.90	2,731
	101,395.085		$ 893,447
AIM V.I. Government Securities Fund - Series I Shares			
Contracts in accumulation period:			
Non-Qualified XIII	299,930.700	$ 12.65	$ 3,794,123
Non-Qualified XIV	353,798.705	12.44	4,401,256
Non-Qualified XV	135,701.484	12.33	1,673,199
Non-Qualified XVI	98,470.970	11.87	1,168,850
Non-Qualified XVIII	54,541.833	11.59	632,140
Non-Qualified XIX	86,225.339	11.68	1,007,112
	1,028,669.031		$ 12,676,680
AIM V.I. Growth Fund - Series I Shares			
Contracts in accumulation period:			
Non-Qualified V	7,324.077	$ 6.20	$ 45,409
Non-Qualified V (0.75)	55,961.825	6.41	358,715
Non-Qualified IX	2,728.370	6.10	16,643
Non-Qualified XII	1,990.815	6.39	12,721
	68,005.087		$ 433,488
AIM V.I. Premier Equity Fund - Series I Shares			
Contracts in accumulation period:			
Non-Qualified V	4,099.606	$ 7.77	$ 31,854
Non-Qualified V (0.75)	60,792.564	8.03	488,164
Non-Qualified XII	232.464	8.00	1,860
	65,124.634		$ 521,878

Division/Contract	Units	Unit Value		Extended Value
American Century VP Balanced Fund				
Contracts in accumulation period:				
Non-Qualified VII	43,560.866	$ 20.37	$	887,335
	43,560.866		$	887,335
American Century VP International Fund				
Contracts in accumulation period:				
Non-Qualified VII	64,010.617	$ 18.23	$	1,166,914
Non-Qualified VIII	51.540	16.67		859
	64,062.157		$	1,167,773
Calvert Social Balanced Portfolio				
Contracts in accumulation period:				
Non-Qualified V	7,843.118	$ 22.69	$	177,960
Non-Qualified V (0.75)	15,736.420	23.83		374,999
Non-Qualified VII	59,965.514	12.57		753,767
Non-Qualified VIII	69,444.982	12.72		883,340
	152,990.034		$	2,190,066
Federated American Leaders Fund II				
Currently payable annuity contracts:			$	55,825
Contracts in accumulation period:				
Non-Qualified VII	1,104,002.415	$ 26.19		28,913,823
Non-Qualified VIII	108.954	18.98		2,068
	1,104,111.369		$	28,971,716
Federated Capital Income Fund II				
Currently payable annuity contracts:			$	9,511
Contracts in accumulation period:				
Non-Qualified VII	231,818.104	$ 14.48		3,356,726
Non-Qualified VIII	61.606	12.14		748
	231,879.710		$	3,366,985
Federated Equity Income Fund II				
Currently payable annuity contracts:			$	97,508
Contracts in accumulation period:				
Non-Qualified VII	472,542.049	$ 13.99		6,610,863
	472,542.049		$	6,708,371
Federated Fund for U.S. Government Securities II				
Contracts in accumulation period:				
Non-Qualified VII	259,027.305	$ 15.92	$	4,123,715
	259,027.305		$	4,123,715

Division/Contract	Units	Unit Value	Extended Value
Federated High Income Bond Fund II			
Currently payable annuity contracts:			$ 42,940
Contracts in accumulation period:			
Non-Qualified VII	412,846.987	$ 17.91	7,394,090
	412,846.987		$ 7,437,030
Federated International Equity Fund II			
Currently payable annuity contracts:			$ 22,613
Contracts in accumulation period:			
Non-Qualified VII	251,642.726	$ 17.06	4,293,025
Non-Qualified VIII	120.076	15.85	1,903
	251,762.802		$ 4,317,541
Federated Mid Cap Growth Strategies Fund II			
Contracts in accumulation period:			
Non-Qualified VII	357,766.947	$ 23.81	$ 8,518,431
	357,766.947		$ 8,518,431
Federated Prime Money Fund II			
Contracts in accumulation period:			
Non-Qualified VII	197,355.838	$ 12.67	$ 2,500,498
	197,355.838		$ 2,500,498
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	392,311.744	$ 19.49	$ 7,646,156
Non-Qualified VIII	89,895.345	16.37	1,471,587
	482,207.089		$ 9,117,743
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	638,978.171	$ 28.95	$ 18,498,418
Non-Qualified V (0.75)	1,123,013.634	30.41	34,150,845
Non-Qualified VII	2,452,038.266	31.73	77,803,174
Non-Qualified VIII	532,467.349	25.65	13,657,787
Non-Qualified IX	24,289.146	28.33	688,112
Non-Qualified X	27,426.665	28.95	794,002
Non-Qualified XII	82,724.764	16.93	1,400,530
Non-Qualified XIII	3,284,829.533	15.78	51,834,610
Non-Qualified XIV	3,235,173.277	15.43	49,918,724
Non-Qualified XV	1,073,135.508	15.25	16,365,317
Non-Qualified XVI	735,745.123	12.11	8,909,873
Non-Qualified XVIII	231,759.754	11.82	2,739,400
Non-Qualified XIX	683,521.409	11.92	8,147,575
Non-Qualified XX	80,017.087	16.22	1,297,877
	14,205,119.686		$ 286,206,244

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	444,733.406	$ 22.33	$ 9,930,897
Non-Qualified V (0.75)	773,618.415	23.45	18,141,352
Non-Qualified VII	2,530,753.578	26.48	67,014,355
Non-Qualified VIII	628,401.200	19.16	12,040,167
Non-Qualified IX	12,587.160	21.84	274,904
Non-Qualified X	35,428.468	22.33	791,118
Non-Qualified XII	7,107.165	13.37	95,023
Non-Qualified XIII	2,042,506.238	12.98	26,511,731
Non-Qualified XIV	2,518,930.550	12.69	31,965,229
Non-Qualified XV	815,056.668	12.55	10,228,961
Non-Qualified XVI	553,103.254	12.03	6,653,832
Non-Qualified XVIII	133,993.876	11.74	1,573,088
Non-Qualified XIX	542,688.039	11.84	6,425,426
Non-Qualified XX	11,456.194	14.05	160,960
	11,050,364.211		$ 191,807,043
Fidelity® VIP Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	300,060.522	$ 17.96	$ 5,389,087
Non-Qualified V (0.75)	525,424.341	18.86	9,909,503
Non-Qualified VII	1,458,505.167	24.43	35,631,281
Non-Qualified VIII	344,767.932	16.32	5,626,613
Non-Qualified IX	10,322.281	17.57	181,362
Non-Qualified X	7,209.733	17.96	129,487
Non-Qualified XII	8,685.765	11.37	98,757
Non-Qualified XIII	1,367,287.781	8.89	12,155,188
Non-Qualified XIV	1,203,083.885	8.72	10,490,891
Non-Qualified XV	346,035.635	8.63	2,986,288
Non-Qualified XVI	600,141.756	6.65	3,990,943
Non-Qualified XVIII	123,644.428	6.49	802,452
Non-Qualified XIX	398,885.159	6.54	2,608,709
Non-Qualified XX	3,344.309	13.09	43,777
	6,697,398.694		$ 90,044,338

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 2,479,825
Contracts in accumulation period:			
Non-Qualified VII	826,797.762	$ 13.08	10,814,515
Non-Qualified VIII	216,964.455	11.85	2,571,029
Non-Qualified XIII	852,665.782	9.18	7,827,472
Non-Qualified XIV	944,627.392	8.97	8,473,308
Non-Qualified XV	307,221.557	8.87	2,725,055
Non-Qualified XVI	229,329.724	10.30	2,362,096
Non-Qualified XVIII	81,489.059	10.05	818,965
Non-Qualified XIX	168,757.370	10.13	1,709,512
	3,627,853.101		$ 39,781,777
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	2,079,099.337	$ 22.90	$ 47,611,375
Non-Qualified VIII	458,510.140	19.27	8,835,490
	2,537,609.477		$ 56,446,865
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	105,178.541	$ 16.68	$ 1,754,378
Non-Qualified VIII	280.537	16.40	4,601
	105,459.078		$ 1,758,979
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	131,286.069	$ 17.76	$ 2,331,641
Non-Qualified V (0.75)	212,199.251	18.66	3,959,638
Non-Qualified VII	369,972.321	19.38	7,170,064
Non-Qualified VIII	63,414.253	16.58	1,051,408
Non-Qualified IX	1,125.620	17.38	19,563
Non-Qualified X	23,281.280	17.76	413,476
Non-Qualified XII	613.435	12.98	7,962
Non-Qualified XX	6,566.232	15.98	104,928
	808,458.461		$ 15,058,680
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V	72,193.388	$ 15.80	$ 1,140,656
Non-Qualified V (0.75)	198,335.494	16.16	3,205,102
Non-Qualified IX	2,645.817	15.62	41,328
Non-Qualified XII	399.462	16.12	6,439
Non-Qualified XX	4,270.313	15.87	67,770
	277,844.474		$ 4,461,295

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series L			
Contracts in accumulation period:			
Non-Qualified VII	42,949.560	$ 10.06	$ 432,073
Non-Qualified VIII	12,401.846	10.14	125,755
Non-Qualified XIII	572,458.188	10.29	5,890,595
Non-Qualified XIV	561,183.324	10.14	5,690,399
Non-Qualified XV	452,031.055	10.06	4,547,432
Non-Qualified XVI	958,163.167	10.03	9,610,377
Non-Qualified XVIII	602,407.351	9.80	5,903,592
Non-Qualified XIX	795,809.070	9.88	7,862,594
	3,997,403.561		$ 40,062,817
ING GET Fund - Series M			
Contracts in accumulation period:			
Non-Qualified VII	93,195.629	$ 10.11	$ 942,208
Non-Qualified VIII	1,247.917	10.18	12,704
Non-Qualified XIII	927,347.603	10.33	9,579,501
Non-Qualified XIV	895,355.638	10.18	9,114,720
Non-Qualified XV	384,945.315	10.11	3,891,797
Non-Qualified XVI	1,625,301.894	10.08	16,383,043
Non-Qualified XVIII	823,027.219	9.86	8,115,048
Non-Qualified XIX	1,271,006.020	9.94	12,633,800
	6,021,427.235		$ 60,672,821
ING GET Fund - Series N			
Contracts in accumulation period:			
Non-Qualified VII	96,119.492	$ 10.27	$ 987,147
Non-Qualified VIII	2,028.989	10.34	20,980
Non-Qualified XIII	705,142.717	10.49	7,396,947
Non-Qualified XIV	502,255.885	10.34	5,193,326
Non-Qualified XV	252,683.903	10.27	2,595,064
Non-Qualified XVI	1,687,024.599	10.25	17,292,002
Non-Qualified XVIII	476,100.215	10.04	4,780,046
Non-Qualified XIX	1,133,221.591	10.11	11,456,870
	4,854,577.391		$ 49,722,382

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series P			
Contracts in accumulation period:			
Non-Qualified VII	190,653.901	$ 10.04	$ 1,914,165
Non-Qualified VIII	17,546.551	10.11	177,396
Non-Qualified XIII	512,003.658	10.24	5,242,917
Non-Qualified XIV	321,821.812	10.11	3,253,619
Non-Qualified XV	212,525.865	10.04	2,133,760
Non-Qualified XVI	961,789.320	10.02	9,637,129
Non-Qualified XVIII	564,699.854	9.82	5,545,353
Non-Qualified XIX	802,882.053	9.89	7,940,504
	3,583,923.014		$ 35,844,843
ING GET Fund - Series Q			
Contracts in accumulation period:			
Non-Qualified VII	88,235.162	$ 10.33	$ 911,469
Non-Qualified VIII	15,411.537	10.39	160,126
Non-Qualified XIII	531,909.218	10.52	5,595,685
Non-Qualified XIV	325,646.751	10.39	3,383,470
Non-Qualified XV	43,727.244	10.33	451,702
Non-Qualified XVI	978,460.290	10.31	10,087,926
Non-Qualified XVIII	316,870.092	10.12	3,206,725
Non-Qualified XIX	800,874.162	10.18	8,152,899
	3,101,134.456		$ 31,950,002
ING GET Fund - Series R			
Contracts in accumulation period:			
Non-Qualified VII	71,863.310	$ 10.57	$ 759,595
Non-Qualified VIII	14,366.875	10.63	152,720
Non-Qualified XIII	432,516.914	10.76	4,653,882
Non-Qualified XIV	249,939.040	10.63	2,656,852
Non-Qualified XV	84,586.364	10.57	894,078
Non-Qualified XVI	623,516.393	10.55	6,578,098
Non-Qualified XVIII	234,499.212	10.37	2,431,757
Non-Qualified XIX	714,591.014	10.43	7,453,184
	2,425,879.122		$ 25,580,166

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series S			
Contracts in accumulation period:			
Non-Qualified V	15,593.252	$ 10.65	$ 166,068
Non-Qualified V (0.75)	122,216.399	10.84	1,324,826
Non-Qualified VII	220,162.207	10.50	2,311,703
Non-Qualified VIII	43,276.672	10.56	457,002
Non-Qualified XIII	360,604.172	10.67	3,847,647
Non-Qualified XIV	281,840.302	10.56	2,976,234
Non-Qualified XV	79,797.696	10.50	837,876
Non-Qualified XVI	693,863.777	10.48	7,271,692
Non-Qualified XVIII	333,523.371	10.31	3,438,626
Non-Qualified XIX	843,396.280	10.37	8,746,019
	2,994,274.128		$ 31,377,693
ING GET Fund - Series T			
Contracts in accumulation period:			
Non-Qualified VII	114,198.022	$ 10.50	$ 1,199,079
Non-Qualified VIII	22,024.648	10.55	232,360
Non-Qualified XIII	314,675.402	10.66	3,354,440
Non-Qualified XIV	165,198.536	10.55	1,742,845
Non-Qualified XV	80,564.344	10.50	845,926
Non-Qualified XVI	698,647.440	10.48	7,321,825
Non-Qualified XVIII	189,227.090	10.33	1,954,716
Non-Qualified XIX	714,081.759	10.38	7,412,169
	2,298,617.241		$ 24,063,360
ING GET Fund - Series U			
Contracts in accumulation period:			
Non-Qualified VII	54,223.609	$ 10.65	$ 577,481
Non-Qualified VIII	9,929.616	10.70	106,247
Non-Qualified XIII	291,171.581	10.80	3,144,653
Non-Qualified XIV	138,009.464	10.70	1,476,701
Non-Qualified XV	46,110.354	10.65	491,075
Non-Qualified XVI	861,577.286	10.63	9,158,567
Non-Qualified XVIII	146,365.745	10.48	1,533,913
Non-Qualified XIX	666,676.899	10.53	7,020,108
	2,214,064.554		$ 23,508,745

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series V			
Contracts in accumulation period:			
Non-Qualified VII	89,720.707	$ 9.67	$ 867,599
Non-Qualified VIII	19,229.682	9.71	186,720
Non-Qualified XIII	397,208.618	9.79	3,888,672
Non-Qualified XIV	268,770.008	9.71	2,609,757
Non-Qualified XV	91,409.358	9.67	883,928
Non-Qualified XVI	1,868,081.039	9.66	18,045,663
Non-Qualified XVIII	233,182.644	9.53	2,222,231
Non-Qualified XIX	1,603,855.336	9.57	15,348,896
	4,571,457.392		$ 44,053,466
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,985.586	$ 12.47	$ 37,230
Non-Qualified V (0.75)	1,337.607	12.51	16,733
Non-Qualified IX	1,543.921	12.45	19,222
Non-Qualified XII	10,240.851	12.51	128,113
	16,107.965		$ 201,298
ING American Funds Growth Portfolio			
Currently payable annuity contracts:			$ 1,301,963
Contracts in accumulation period:			
Non-Qualified XIII	535,898.103	$ 12.03	6,446,854
Non-Qualified XIV	532,331.014	11.99	6,382,649
Non-Qualified XV	180,865.574	11.96	2,163,152
Non-Qualified XVI	171,539.221	11.96	2,051,609
Non-Qualified XVIII	34,596.699	11.89	411,355
Non-Qualified XIX	140,837.938	11.92	1,678,788
	1,596,068.549		$ 20,436,370
ING American Funds Growth-Income Portfolio			
Currently payable annuity contracts:			$ 1,712,341
Contracts in accumulation period:			
Non-Qualified XIII	560,145.459	$ 10.82	6,060,774
Non-Qualified XIV	698,605.143	10.78	7,530,963
Non-Qualified XV	292,364.424	10.76	3,145,841
Non-Qualified XVI	124,943.019	10.75	1,343,137
Non-Qualified XVIII	46,654.338	10.70	499,201
Non-Qualified XIX	173,411.928	10.72	1,858,976
	1,896,124.311		$ 22,151,233

Division/Contract	Units	Unit Value		Extended Value
ING American Funds International Portfolio				
Currently payable annuity contracts:			$	290,695
Contracts in accumulation period:				
Non-Qualified XIII	775,023.938	$	12.71	9,850,554
Non-Qualified XIV	632,879.010		12.66	8,012,248
Non-Qualified XV	277,605.459		12.64	3,508,933
Non-Qualified XVI	240,660.023		12.63	3,039,536
Non-Qualified XVIII	49,272.168		12.57	619,351
Non-Qualified XIX	192,893.128		12.59	2,428,524
	2,168,333.726			$ 27,749,841
ING Evergreen Health Sciences Portfolio - Class S				
Contracts in accumulation period:				
Non-Qualified V	7,130.071	$	11.21	$ 79,928
Non-Qualified V (0.75)	37,857.238		11.24	425,515
	44,987.309			$ 505,443
ING Evergreen Omega Portfolio - Institutional Class				
Currently payable annuity contracts:			$	1,069,274
Contracts in accumulation period:				
Non-Qualified VII	450,766.593	$	10.17	4,584,296
Non-Qualified VIII	2,763.821		10.18	28,136
Non-Qualified XIII	266,160.820		11.36	3,023,587
Non-Qualified XIV	370,605.887		11.34	4,202,671
Non-Qualified XV	182,653.551		11.33	2,069,465
Non-Qualified XVI	67,412.522		11.32	763,110
Non-Qualified XVIII	72,585.858		11.29	819,494
Non-Qualified XIX	79,175.762		11.30	894,686
	1,492,124.814			$ 17,454,719
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class				
Contracts in accumulation period:				
Non-Qualified V	10,196.694	$	11.82	$ 120,525
Non-Qualified V (0.75)	17,853.969		11.86	211,748
Non-Qualified XX	2,004.167		11.85	23,749
	30,054.830			$ 356,022

Division/Contract	Units	Unit Value		Extended Value
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class				
Currently payable annuity contracts:			$	1,116,500
Contracts in accumulation period:				
Non-Qualified VII	448,586.936	$	9.90	4,441,011
Non-Qualified VIII	4,020.585		9.91	39,844
Non-Qualified XIII	516,047.290		10.57	5,454,620
Non-Qualified XIV	664,812.144		10.55	7,013,768
Non-Qualified XV	230,959.109		10.54	2,434,309
Non-Qualified XVI	138,559.690		10.54	1,460,419
Non-Qualified XVIII	80,952.576		10.50	850,002
Non-Qualified XIX	215,265.829		10.52	2,264,597
	2,299,204.159			$ 25,075,070
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class				
Contracts in accumulation period:				
Non-Qualified VII	106,026.765	$	10.97	$ 1,163,114
Non-Qualified VIII	4,253.460		10.97	46,660
	110,280.225			$ 1,209,774
ING JPMorgan Emerging Markets Equity Portfolio - Service Class				
Contracts in accumulation period:				
Non-Qualified V	63,148.643	$	13.40	$ 846,192
Non-Qualified V (0.75)	125,409.732		13.45	1,686,761
Non-Qualified IX	2,809.842		13.38	37,596
Non-Qualified XX	3,706.340		13.43	49,776
	195,074.557			$ 2,620,325
ING JPMorgan Small Cap Equity Portfolio - Institutional Class				
Contracts in accumulation period:				
Non-Qualified XIII	350,675.627	$	11.44	$ 4,011,729
Non-Qualified XIV	198,718.561		11.42	2,269,366
Non-Qualified XV	87,952.317		11.40	1,002,656
Non-Qualified XVI	96,924.651		11.40	1,104,941
Non-Qualified XVIII	12,054.706		11.36	136,941
Non-Qualified XIX	56,721.389		11.38	645,489
	803,047.251			$ 9,171,122
ING JPMorgan Small Cap Equity Portfolio - Service Class				
Contracts in accumulation period:				
Non-Qualified V (0.75)	1,413.453	$	11.33	$ 16,014
	1,413.453			$ 16,014

144

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Value Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified XIII	1,443,294.423	$ 10.69	$ 15,428,817
Non-Qualified XIV	1,356,387.816	10.67	14,472,658
Non-Qualified XV	416,163.263	10.66	4,436,300
Non-Qualified XVI	482,299.263	10.65	5,136,487
Non-Qualified XVIII	124,496.596	10.62	1,322,154
Non-Qualified XIX	401,041.886	10.63	4,263,075
	4,223,683.247		$ 45,059,491
ING JPMorgan Value Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified VII	290,701.681	$ 10.64	$ 3,093,066
Non-Qualified VIII	9,770.830	10.65	104,059
	300,472.511		$ 3,197,125
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,624.932	$ 13.31	$ 34,938
Non-Qualified V (0.75)	160,644.892	13.42	2,155,854
Non-Qualified XX	7.566	13.38	101
	163,277.390		$ 2,190,893
ING Legg Mason Value Portfolio - Institutional Class			
Currently payable annuity contracts:			$ 2,426,890
Contracts in accumulation period:			
Non-Qualified XIII	833,421.502	$ 11.53	9,609,350
Non-Qualified XIV	1,274,622.393	11.49	14,645,411
Non-Qualified XV	477,998.974	11.47	5,482,648
Non-Qualified XVI	186,563.470	11.47	2,139,883
Non-Qualified XVIII	70,553.112	11.41	805,011
Non-Qualified XIX	235,912.080	11.43	2,696,475
	3,079,071.531		$ 37,805,668
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,031.614	$ 11.48	$ 23,323
Non-Qualified V (0.75)	59,106.210	11.52	680,904
Non-Qualified IX	2,370.320	11.46	27,164
	63,508.144		$ 731,391

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Aggressive Growth Portfolio - Service 1 Class			
Contracts in accumulation period:			
Non-Qualified XIII	7,262.640	$ 10.58	$ 76,839
Non-Qualified XIV	29,460.237	10.57	311,395
Non-Qualified XV	2,017.580	10.56	21,306
Non-Qualified XVI	6,772.668	10.56	71,519
Non-Qualified XIX	4,844.648	10.55	51,111
	50,357.773		$ 532,170
ING LifeStyle Growth Portfolio - Service 1 Class			
Contracts in accumulation period:			
Non-Qualified XIII	31,852.453	$ 10.48	$ 333,814
Non-Qualified XIV	46,008.480	10.46	481,249
Non-Qualified XV	32,061.494	10.46	335,363
Non-Qualified XVI	44,165.492	10.46	461,971
Non-Qualified XVIII	11,984.715	10.44	125,120
Non-Qualified XIX	53,992.750	10.45	$ 564,224
	220,065.384		$ 2,301,741
ING LifeStyle Moderate Growth Portfolio - Service 1 Class			
Contracts in accumulation period:			
Non-Qualified XIII	41,000.136	$ 10.35	$ 424,351
Non-Qualified XIV	123,460.714	10.34	1,276,584
Non-Qualified XV	36,312.765	10.33	375,111
Non-Qualified XVI	71,476.573	10.33	738,353
Non-Qualified XVIII	101.256	10.32	1,045
Non-Qualified XIX	60,185.513	10.32	621,114
	332,536.957		$ 3,436,558
ING LifeStyle Moderate Portfolio - Service 1 Class			
Contracts in accumulation period:			
Non-Qualified XIII	26,083.934	$ 10.27	$ 267,882
Non-Qualified XIV	217,752.649	10.26	2,234,142
Non-Qualified XV	30,014.165	10.26	307,945
Non-Qualified XVI	34,275.674	10.26	351,668
Non-Qualified XVIII	5,542.844	10.24	56,759
Non-Qualified XIX	69,696.324	10.24	713,690
	383,365.590		$ 3,932,086
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	7,541.022	$ 11.39	$ 85,892
Non-Qualified V (0.75)	10,903.000	11.42	124,512
	18,444.022		$ 210,404

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	7,805.645	$ 12.43	$ 97,024
Non-Qualified V (0.75)	15,884.350	12.47	198,078
Non-Qualified XII	41.690	12.47	520
Non-Qualified XIII	192,877.839	12.45	2,401,329
Non-Qualified XIV	248,833.230	12.43	3,092,997
Non-Qualified XV	56,940.467	12.42	707,201
Non-Qualified XVI	73,229.777	12.41	908,782
Non-Qualified XVIII	11,954.175	12.37	147,873
Non-Qualified XIX	58,826.952	12.39	728,866
Non-Qualified XX	10,240.622	12.46	127,598
	676,634.747		$ 8,410,268
ING Mercury Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	22,274.757	$ 11.67	$ 259,946
Non-Qualified XIV	69,846.843	11.64	813,017
Non-Qualified XV	34,487.265	11.63	401,087
Non-Qualified XVI	11,904.217	11.63	138,446
Non-Qualified XVIII	2,304.538	11.59	26,710
Non-Qualified XIX	5,212.470	11.60	60,465
	146,030.090		$ 1,699,671
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	2,762,120.354	$ 10.42	$ 28,781,294
Non-Qualified VIII	825,260.699	10.43	8,607,469
Non-Qualified XIII	3,060,671.127	10.46	32,014,620
Non-Qualified XIV	3,876,559.997	10.43	40,432,521
Non-Qualified XV	1,210,322.818	10.42	12,611,564
Non-Qualified XVI	1,189,550.200	10.42	12,395,113
Non-Qualified XVIII	205,538.477	10.39	2,135,545
Non-Qualified XIX	779,687.965	10.40	8,108,755
	13,909,711.637		$ 145,086,881
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	54,774.367	$ 12.59	$ 689,609
Non-Qualified V (0.75)	105,538.530	12.76	1,346,672
Non-Qualified IX	1,927.809	13.03	25,119
Non-Qualified X	1,078.518	12.59	13,579
Non-Qualified XII	2,065.221	12.74	26,311
Non-Qualified XX	21,504.823	12.69	272,896
	186,889.268		$ 2,374,186

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	7,717.870	$ 11.41	$ 88,061
Non-Qualified V (0.75)	21,627.565	11.45	247,636
Non-Qualified IX	459.700	11.39	5,236
Non-Qualified XX	11,181.090	11.43	127,800
	40,986.225		$ 468,733
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Currently payable annuity contracts:			$ 37,055
Contracts in accumulation period:			
Non-Qualified VII	49,331.451	$ 11.04	544,619
Non-Qualified VIII	12,733.567	11.05	140,706
Non-Qualified XIII	20,482.293	11.08	226,944
Non-Qualified XIV	41,746.238	11.05	461,296
Non-Qualified XV	5,715.825	11.04	63,103
Non-Qualified XVI	6,078.305	11.04	67,104
Non-Qualified XVIII	375.585	11.00	4,131
Non-Qualified XIX	3,962.230	11.01	43,624
	140,425.494		$ 1,588,582
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Non-Qualified V (0.75)	2,415.762	$ 11.02	$ 26,622
	2,415.762		$ 26,622
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,700.611	$ 10.48	$ 28,302
Non-Qualified V (0.75)	84,185.334	10.52	885,630
Non-Qualified VII	191,703.932	10.51	2,014,808
Non-Qualified VIII	5,454.405	10.52	57,380
Non-Qualified XIII	100.770	10.54	1,062
	284,145.052		$ 2,987,182
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:			$ 4,200,641
Contracts in accumulation period:			
Non-Qualified XIII	552,003.103	$ 11.02	6,083,074
Non-Qualified XIV	914,116.706	11.00	10,055,284
Non-Qualified XV	325,746.582	10.99	3,579,955
Non-Qualified XVI	94,286.492	10.98	1,035,266
Non-Qualified XVIII	48,242.473	10.95	528,255
Non-Qualified XIX	161,817.115	10.96	1,773,516
	2,096,212.471		$ 27,255,991

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	13,911.867	$ 10.93	$ 152,057
Non-Qualified V (0.75)	65,688.039	10.97	720,598
Non-Qualified XII	409.003	10.97	4,487
Non-Qualified XX	85.665	10.95	938
	80,094.574		$ 878,080
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	74,265.071	$ 14.18	$ 1,053,079
Non-Qualified V (0.75)	254,297.070	14.37	3,654,249
Non-Qualified IX	1,003.362	14.98	15,030
Non-Qualified XX	3,655.344	14.29	52,235
	333,220.847		$ 4,774,593
ING UBS U.S. Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	118,319.345	$ 10.85	$ 1,283,765
Non-Qualified XIV	362,788.172	10.83	3,928,996
Non-Qualified XV	54,192.445	10.82	586,362
Non-Qualified XVI	97,716.468	10.82	1,057,292
Non-Qualified XVIII	17,383.803	10.78	187,397
Non-Qualified XIX	57,381.910	10.79	619,151
	707,782.143		$ 7,662,963
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	40,000.361	$ 11.04	$ 441,604
Non-Qualified V (0.75)	80,719.710	11.08	894,374
Non-Qualified IX	16.980	11.02	187
Non-Qualified XII	402.221	11.08	4,457
	121,139.272		$ 1,340,622
ING American Century Large Company Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,736.674	$ 11.02	$ 52,198
Non-Qualified V (0.75)	6,628.185	11.23	74,435
Non-Qualified XX	234.732	13.27	3,115
	11,599.591		$ 129,748

Division/Contract	Units	Unit Value	Extended Value
ING American Century Select Portfolio - Initial Class			
Currently payable annuity contracts:			$ 4,590,716
Contracts in accumulation period:			
Non-Qualified V	327,785.824	$ 10.16	3,330,304
Non-Qualified V (0.75)	409,820.375	10.20	4,180,168
Non-Qualified VII	1,538,460.664	10.72	16,492,298
Non-Qualified VIII	221,693.787	10.73	2,378,774
Non-Qualified IX	7,125.230	10.14	72,250
Non-Qualified X	19,093.452	10.16	193,989
Non-Qualified XII	2,498.879	10.20	25,489
Non-Qualified XIII	1,118,328.356	10.75	12,022,030
Non-Qualified XIV	1,573,597.433	10.73	16,884,700
Non-Qualified XV	539,284.235	10.72	5,781,127
Non-Qualified XVI	111,508.292	10.72	1,195,369
Non-Qualified XVIII	56,269.242	10.68	600,956
Non-Qualified XIX	127,959.193	10.69	1,367,884
Non-Qualified XX	882.177	10.19	8,989
	6,054,307.139		$ 69,125,043
ING American Century Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	20,574.859	$ 13.80	$ 283,933
Non-Qualified V (0.75)	77,831.149	14.06	1,094,306
Non-Qualified IX	566.083	13.68	7,744
Non-Qualified XII	409.106	14.03	5,740
Non-Qualified XX	7,446.077	16.02	119,286
	106,827.274		$ 1,511,009
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	54,363.025	$ 15.34	$ 833,929
Non-Qualified V (0.75)	177,403.962	15.62	2,771,050
Non-Qualified IX	2,760.250	15.20	41,956
Non-Qualified XII	416.298	15.59	6,490
Non-Qualified XX	13,287.506	17.25	229,209
	248,231.041		$ 3,882,634
ING Davis Venture Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	31,022.494	$ 11.69	$ 362,653
Non-Qualified V (0.75)	49,593.459	11.91	590,658
Non-Qualified IX	2,282.731	11.31	25,818
Non-Qualified XX	219.108	14.15	3,100
	83,117.792		$ 982,229

Division/Contract	Units	Unit Value	Extended Value
ING Fundamental Research Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	642.456	$ 11.46	$ 7,363
Non-Qualified V (0.75)	956.885	11.68	11,176
	1,599.341		$ 18,539
ING Goldman Sachs® Capital Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	6,385.807	$ 10.61	$ 67,753
Non-Qualified V (0.75)	26,821.879	10.81	289,945
Non-Qualified XII	872.978	10.79	9,419
Non-Qualified XX	933.773	12.72	11,878
	35,014.437		$ 378,995
ING JPMorgan Fleming International Portfolio - Initial Class			
Currently payable annuity contracts:			$ 2,593,441
Contracts in accumulation period:			
Non-Qualified V	200,117.199	$ 24.91	4,984,919
Non-Qualified V (0.75)	188,204.069	26.17	4,925,300
Non-Qualified VII	276,429.970	13.62	3,764,976
Non-Qualified VIII	88,832.650	13.79	1,225,002
Non-Qualified IX	4,664.146	24.37	113,665
Non-Qualified X	2,817.145	24.91	70,175
Non-Qualified XII	3,676.771	12.07	44,379
Non-Qualified XIII	907,476.270	11.17	10,136,510
Non-Qualified XIV	845,389.239	10.92	9,231,650
Non-Qualified XV	265,869.669	10.80	2,871,392
Non-Qualified XVI	198,880.198	9.21	1,831,687
Non-Qualified XVIII	58,792.259	8.99	528,542
Non-Qualified XIX	161,624.231	9.06	1,464,316
Non-Qualified XX	1,470.021	14.46	21,257
	3,204,243.837		$ 43,807,211
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	41,697.520	$ 15.03	$ 626,714
Non-Qualified V (0.75)	79,289.031	15.30	1,213,122
Non-Qualified IX	1,756.901	14.89	26,160
Non-Qualified XX	13,760.818	17.10	235,310
	136,504.270		$ 2,101,306

Division/Contract	Units	Unit Value	Extended Value
ING MFS Capital Opportunities Portfolio - Initial Class			
Currently payable annuity contracts:			$ 3,135,409
Contracts in accumulation period:			
Non-Qualified V	147,961.562	$ 26.49	3,919,502
Non-Qualified V (0.75)	97,299.529	27.83	2,707,846
Non-Qualified VII	422,122.131	12.44	5,251,199
Non-Qualified VIII	124,381.793	12.59	1,565,967
Non-Qualified IX	4,283.086	25.92	111,018
Non-Qualified X	3,729.332	26.49	98,790
Non-Qualified XIII	446,018.975	10.32	4,602,916
Non-Qualified XIV	525,423.730	10.09	5,301,525
Non-Qualified XV	124,376.354	9.98	1,241,276
Non-Qualified XVI	208,656.368	6.31	1,316,622
Non-Qualified XVIII	82,578.519	6.16	508,684
Non-Qualified XIX	135,010.459	6.21	838,415
Non-Qualified XX	287.277	13.34	3,832
	2,322,129.115		$ 30,603,001
ING OpCap Balanced Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	55,196.399	$ 11.86	$ 654,629
Non-Qualified V (0.75)	57,715.464	12.08	697,203
Non-Qualified IX	7,002.059	11.26	78,843
Non-Qualified XX	942.079	14.11	13,293
	120,856.001		$ 1,443,968
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:			$ 5,274,832
Contracts in accumulation period:			
Non-Qualified V	946,186.920	$ 11.65	11,023,078
Non-Qualified V (0.75)	2,419,449.117	11.70	28,307,555
Non-Qualified VII	6,278,643.128	12.00	75,343,718
Non-Qualified VIII	1,038,532.144	12.02	12,483,156
Non-Qualified IX	50,577.574	11.62	587,711
Non-Qualified X	35,012.690	11.65	407,898
Non-Qualified XII	42,917.519	11.70	502,135
Non-Qualified XIII	1,912,408.689	12.04	23,025,401
Non-Qualified XIV	1,802,269.480	12.02	21,663,279
Non-Qualified XV	518,931.438	12.00	6,227,177
Non-Qualified XVI	290,218.161	12.00	3,482,618
Non-Qualified XVIII	141,517.633	11.96	1,692,551
Non-Qualified XIX	258,587.235	11.98	3,097,875
Non-Qualified XX	38,506.935	11.68	449,761
	15,773,758.663		$ 193,568,745

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 2,776,602
Contracts in accumulation period:			
Non-Qualified V	235,801.197	$ 10.01	2,360,370
Non-Qualified V (0.75)	470,644.812	10.05	4,729,980
Non-Qualified VII	1,713,163.005	10.10	17,302,946
Non-Qualified VIII	411,905.392	10.11	4,164,364
Non-Qualified IX	3,653.387	9.99	36,497
Non-Qualified X	11,135.916	10.01	111,471
Non-Qualified XII	1,338.829	10.05	13,455
Non-Qualified XIII	1,293,592.516	10.13	13,104,092
Non-Qualified XIV	1,677,193.428	10.11	16,956,426
Non-Qualified XV	582,518.392	10.10	5,883,436
Non-Qualified XVI	422,800.232	10.10	4,270,282
Non-Qualified XVIII	98,236.591	10.06	988,260
Non-Qualified XIX	264,685.709	10.07	2,665,385
Non-Qualified XX	15,501.898	10.03	155,484
	7,202,171.304		$ 75,519,050
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	130,039.680	$ 11.44	$ 1,487,654
Non-Qualified V (0.75)	332,102.803	11.65	3,868,998
Non-Qualified IX	17,478.032	11.33	198,026
Non-Qualified XX	12,229.471	11.31	138,315
	491,849.986		$ 5,692,993
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,843,029
Contracts in accumulation period:			
Non-Qualified V	280,808.147	$ 15.69	4,405,880
Non-Qualified V (0.75)	230,508.620	16.48	3,798,782
Non-Qualified VII	1,552,598.878	14.96	23,226,879
Non-Qualified VIII	266,521.853	10.26	2,734,514
Non-Qualified IX	12,873.153	15.35	197,603
Non-Qualified X	13,528.233	15.69	212,258
Non-Qualified XII	635.008	9.00	5,715
Non-Qualified XIII	444,305.631	8.52	3,785,484
Non-Qualified XIV	578,148.623	8.33	4,815,978
Non-Qualified XV	185,081.266	8.24	1,525,070
Non-Qualified XVI	134,193.067	5.79	776,978
Non-Qualified XVIII	78,560.127	5.65	443,865
Non-Qualified XIX	101,220.884	5.69	575,947
Non-Qualified XX	723.457	15.05	10,888
	3,879,706.947		$ 48,358,870

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	3,298.590	$ 10.68	$ 35,229
Non-Qualified V (0.75)	3,046.354	10.72	32,657
	6,344.944		$ 67,886
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	1,312.538	$ 10.91	$ 14,320
Non-Qualified V (0.75)	10,099.797	10.94	110,492
	11,412.335		$ 124,812
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	292.078	$ 11.07	$ 3,233
	292.078		$ 3,233
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	274.070	$ 11.27	$ 3,089
	274.070		$ 3,089
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	13,350.584	$ 10.30	$ 137,511
	13,350.584		$ 137,511
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	810,722.534	$ 11.09	$ 8,990,913
Non-Qualified V (0.75)	1,021,433.957	11.14	11,378,774
Non-Qualified VII	1,689,424.476	11.69	19,749,372
Non-Qualified VIII	286,322.726	11.70	3,349,976
Non-Qualified IX	31,361.642	11.07	347,173
Non-Qualified X	27,390.078	11.09	303,756
Non-Qualified XII	2,043.771	11.14	22,768
Non-Qualified XIII	1,630,597.809	11.73	19,126,912
Non-Qualified XIV	1,300,667.956	11.70	15,217,815
Non-Qualified XV	502,343.766	11.69	5,872,399
Non-Qualified XVI	300,794.708	11.68	3,513,282
Non-Qualified XVIII	108,134.944	11.65	1,259,772
Non-Qualified XIX	140,391.683	11.66	1,636,967
Non-Qualified XX	5,717.424	11.12	63,578
	7,857,347.474		$ 90,833,457

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:			$ 6,484,222
Contracts in accumulation period:			
Non-Qualified V	196,160.528	$ 21.41	4,199,797
Non-Qualified V (0.75)	344,626.143	22.50	7,754,088
Non-Qualified VII	1,536,642.600	26.93	41,381,785
Non-Qualified VIII	197,597.119	19.67	3,886,735
Non-Qualified IX	13,074.714	20.95	273,915
Non-Qualified X	9,402.683	21.41	201,311
Non-Qualified XII	1,949.554	13.30	25,929
Non-Qualified XX	7,203.301	14.53	104,664
	2,306,656.642		$ 64,312,446
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	248,139.475	$ 15.66	$ 3,885,864
Non-Qualified V (0.75)	195,565.393	16.45	3,217,051
Non-Qualified VI	19,101.857	13.29	253,864
Non-Qualified VII	1,141,400.387	15.34	17,509,082
Non-Qualified VIII	203,457.939	10.65	2,166,827
Non-Qualified IX	6,068.805	15.32	92,974
Non-Qualified X	114,960.418	15.66	1,800,280
Non-Qualified XI	9,247.616	13.29	122,901
Non-Qualified XII	439.812	10.93	4,807
Non-Qualified XIII	309,846.388	10.44	3,234,796
Non-Qualified XIV	433,550.288	10.21	4,426,548
Non-Qualified XV	146,851.762	10.10	1,483,203
Non-Qualified XVI	162,300.680	7.56	1,226,993
Non-Qualified XVIII	36,902.278	7.38	272,339
Non-Qualified XIX	76,813.160	7.44	571,490
	3,104,646.258		$ 40,269,019
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	49,772.536	$ 12.53	$ 623,650
Non-Qualified V (0.75)	187,238.330	12.77	2,391,033
Non-Qualified IX	1,685.994	12.42	20,940
Non-Qualified XII	624.205	12.74	7,952
Non-Qualified XX	12,292.066	14.68	180,448
	251,613.131		$ 3,224,023

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	666,186.648	$ 10.69	$ 7,121,535
Non-Qualified V (0.75)	934,232.171	10.73	10,024,311
Non-Qualified VII	3,280,731.318	10.88	35,694,357
Non-Qualified VIII	824,274.619	10.89	8,976,351
Non-Qualified IX	6,949.141	10.66	74,078
Non-Qualified X	22,006.765	10.69	235,252
Non-Qualified XII	5,386.764	10.73	57,800
Non-Qualified XIII	2,802,327.377	10.91	30,573,392
Non-Qualified XIV	3,045,908.605	10.89	33,169,945
Non-Qualified XV	991,075.294	10.88	10,782,899
Non-Qualified XVI	472,599.305	10.87	5,137,154
Non-Qualified XVIII	113,062.286	10.84	1,225,595
Non-Qualified XIX	288,982.853	10.85	3,135,464
Non-Qualified XX	8,585.461	10.71	91,950
	13,462,308.607		$ 146,300,083
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V (0.75)	143.890	$ 11.91	$ 1,714
	143.890		$ 1,714
ING VP Strategic Allocation Balanced Portfolio - Class I			
Currently payable annuity contracts:			$ 4,785,887
Contracts in accumulation period:			
Non-Qualified V	59,245.950	$ 17.76	1,052,208
Non-Qualified V (0.75)	66,485.220	18.65	1,239,949
Non-Qualified VII	688,961.140	17.47	12,036,151
Non-Qualified VIII	132,032.709	15.98	2,109,883
Non-Qualified IX	501.012	17.37	8,703
Non-Qualified X	2,679.075	18.30	49,027
Non-Qualified XX	2,924.677	12.95	37,875
	952,829.783		$ 21,319,683
ING VP Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:			$ 3,150,580
Contracts in accumulation period:			
Non-Qualified V	74,359.473	$ 18.62	1,384,573
Non-Qualified V (0.75)	128,491.658	19.56	2,513,297
Non-Qualified VII	354,898.334	18.31	6,498,188
Non-Qualified VIII	61,873.159	16.45	1,017,813
Non-Qualified IX	2,861.922	18.22	52,144
Non-Qualified X	10,400.959	19.19	199,594
	632,885.505		$ 14,816,189

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income Portfolio - Class I			
Currently payable annuity contracts:			$ 3,117,556
Contracts in accumulation period:			
Non-Qualified V	53,837.374	$ 17.21	926,541
Non-Qualified V (0.75)	44,620.520	18.08	806,739
Non-Qualified VII	515,600.622	16.93	8,729,119
Non-Qualified VIII	175,247.317	15.95	2,795,195
Non-Qualified IX	847.698	16.84	14,275
Non-Qualified X	5,338.816	17.74	94,711
	795,492.347		$ 16,484,136
ING VP Growth and Income Portfolio - Class I			
Currently payable annuity contracts:			$ 88,509,281
Contracts in accumulation period:			
Non-Qualified 1964	958.666	$ 231.60	222,027
Non-Qualified V	2,705,207.427	21.58	58,378,376
Non-Qualified V (0.75)	4,723,187.764	22.67	107,074,667
Non-Qualified VI	882,308.974	20.29	17,902,049
Non-Qualified VII	2,526,477.515	21.28	53,763,442
Non-Qualified VIII	536,181.600	14.38	7,710,291
Non-Qualified IX	46,556.488	21.11	982,807
Non-Qualified X	1,152,265.639	22.04	25,395,935
Non-Qualified XI	19,249.393	20.73	399,040
Non-Qualified XII	33,368.489	9.12	304,321
Non-Qualified XIII	955,102.690	8.74	8,347,598
Non-Qualified XIV	978,108.149	8.55	8,362,825
Non-Qualified XV	348,895.063	8.45	2,948,163
Non-Qualified XVI	204,503.923	7.54	1,541,960
Non-Qualified XVIII	64,416.914	7.36	474,108
Non-Qualified XIX	130,040.198	7.42	964,898
Non-Qualified XX	39,141.861	13.09	512,367
	15,345,970.753		$ 383,794,155
ING GET U.S. Core Portfolio - Series 1			
Contracts in accumulation period:			
Non-Qualified VII	42,180.128	$ 10.37	$ 437,408
Non-Qualified VIII	25,407.142	10.41	264,488
Non-Qualified XIII	451,060.282	10.49	4,731,622
Non-Qualified XIV	153,544.941	10.41	1,598,403
Non-Qualified XV	8,690.293	10.37	90,118
Non-Qualified XVI	557,398.284	10.36	5,774,646
Non-Qualified XVIII	94,714.341	10.24	969,875
Non-Qualified XIX	531,615.849	10.28	5,465,011
	1,864,611.260		$ 19,331,571

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 2			
Contracts in accumulation period:			
Non-Qualified VII	79,034.911	$ 10.10	$ 798,253
Non-Qualified VIII	32,595.927	10.14	330,523
Non-Qualified XIII	296,339.634	10.21	3,025,628
Non-Qualified XIV	219,715.190	10.14	2,227,912
Non-Qualified XV	51,640.344	10.10	521,567
Non-Qualified XVI	425,159.088	10.09	4,289,855
Non-Qualified XVIII	62,204.062	9.98	620,797
Non-Qualified XIX	265,195.248	10.02	2,657,256
	1,431,884.404		$ 14,471,791
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Non-Qualified VII	1,005,671.050	$ 9.83	$ 9,885,746
Non-Qualified VIII	581,947.076	9.86	5,737,998
Non-Qualified XIII	746,884.345	9.92	7,409,093
Non-Qualified XIV	413,172.829	9.86	4,073,884
Non-Qualified XV	217,198.358	9.83	2,135,060
Non-Qualified XVI	416,956.847	9.82	4,094,516
Non-Qualified XVIII	68,542.718	9.73	666,921
Non-Qualified XIX	731,263.843	9.76	7,137,135
	4,181,637.066		$ 41,140,353
ING GET U.S. Core Portfolio - Series 4			
Contracts in accumulation period:			
Non-Qualified VII	41,826.384	$ 10.31	$ 431,230
Non-Qualified VIII	1,375.426	10.34	14,222
Non-Qualified XIII	91,163.321	10.39	947,187
Non-Qualified XIV	117,591.773	10.34	1,215,899
Non-Qualified XV	34,943.330	10.31	360,266
Non-Qualified XVI	144,005.413	10.30	1,483,256
Non-Qualified XVIII	13,445.677	10.21	137,280
Non-Qualified XIX	124,833.724	10.24	1,278,297
	569,185.048		$ 5,867,637

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Non-Qualified VII	21,830.882	$ 10.55	$ 230,316
Non-Qualified VIII	20,413.741	10.57	215,773
Non-Qualified XIII	162,266.221	10.62	1,723,267
Non-Qualified XIV	30,426.748	10.57	321,611
Non-Qualified XV	31,394.218	10.55	331,209
Non-Qualified XVI	65,740.150	10.54	692,901
Non-Qualified XVIII	9,160.828	10.46	95,822
Non-Qualified XIX	32,999.591	10.49	346,166
	374,232.379		$ 3,957,065
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Non-Qualified VII	778,495.419	$ 10.15	$ 7,901,729
Non-Qualified VIII	118,304.705	10.17	1,203,159
Non-Qualified XIII	2,088,071.943	10.21	21,319,215
Non-Qualified XIV	2,322,605.471	10.17	23,620,898
Non-Qualified XV	1,234,136.401	10.15	12,526,484
Non-Qualified XVI	129,594.196	10.14	1,314,085
Non-Qualified XVIII	7,173.457	10.08	72,308
Non-Qualified XIX	101,896.465	10.10	1,029,154
	6,780,278.057		$ 68,987,032
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Non-Qualified VII	581,092.093	$ 10.04	$ 5,834,165
Non-Qualified VIII	55,071.489	10.06	554,019
Non-Qualified XIII	1,086,355.411	10.09	10,961,326
Non-Qualified XIV	1,357,541.000	10.06	13,656,862
Non-Qualified XV	945,426.529	10.04	9,492,082
Non-Qualified XVI	81,465.528	10.04	817,914
Non-Qualified XVIII	7,435.724	9.99	74,283
Non-Qualified XIX	183,365.116	10.00	1,833,651
	4,297,752.890		$ 43,224,302

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Non-Qualified VII	355,240.364	$ 10.10	$ 3,587,928
Non-Qualified VIII	60,032.726	10.12	607,531
Non-Qualified XIII	1,172,884.599	10.12	11,869,592
Non-Qualified XIV	1,010,785.389	10.09	10,198,825
Non-Qualified XV	522,936.444	10.08	5,271,199
Non-Qualified XVI	31,745.198	10.08	319,992
Non-Qualified XVIII	17,333.501	10.05	174,202
Non-Qualified XIX	25,789.363	10.06	259,441
	3,196,747.584		$ 32,288,710
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Non-Qualified VII	67,404.752	$ 9.98	$ 672,699
Non-Qualified VIII	402.320	10.00	4,023
Non-Qualified XIII	789,828.680	9.98	7,882,490
Non-Qualified XIV	824,225.279	9.97	8,217,526
Non-Qualified XV	573,354.389	9.96	5,710,610
Non-Qualified XVI	57,653.170	9.96	574,226
Non-Qualified XVIII	2,275.719	9.94	22,621
Non-Qualified XIX	21,956.471	9.95	218,467
	2,337,100.780		$ 23,302,662
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Non-Qualified VII	31,685.245	$ 9.99	$ 316,536
Non-Qualified VIII	19,416.276	10.00	194,163
Non-Qualified XIII	740,046.028	9.98	7,385,659
Non-Qualified XIV	863,579.618	9.97	8,609,889
Non-Qualified XV	484,478.180	9.97	4,830,247
Non-Qualified XVI	11,518.755	9.97	114,842
Non-Qualified XVIII	1,684.321	9.96	16,776
Non-Qualified XIX	23,210.869	9.96	231,180
	2,175,619.292		$ 21,699,292

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Non-Qualified VII	18,727.243	$ 10.01	$ 187,460
Non-Qualified VIII	4,273.886	10.01	42,782
Non-Qualified XIII	418,106.083	10.02	4,189,423
Non-Qualified XIV	553,361.368	10.01	5,539,147
Non-Qualified XV	303,692.497	10.01	3,039,962
Non-Qualified XVI	541,136.148	10.01	5,416,773
Non-Qualified XVIII	197,030.455	10.01	1,972,275
Non-Qualified XIX	388,803.462	10.01	3,891,923
	2,425,131.142		$ 24,279,745
ING VP Global Science and Technology Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	184,667.721	$ 3.98	$ 734,978
Non-Qualified V (0.75)	663,727.641	4.09	2,714,646
Non-Qualified VII	626,518.099	3.94	2,468,481
Non-Qualified VIII	56,741.781	3.98	225,832
Non-Qualified IX	21,304.082	3.92	83,512
Non-Qualified X	3,642.303	4.03	14,678
Non-Qualified XII	3,746.458	4.08	15,286
Non-Qualified XIII	377,307.356	4.04	1,524,322
Non-Qualified XIV	412,638.945	3.98	1,642,303
Non-Qualified XV	50,451.713	3.94	198,780
Non-Qualified XVI	130,803.771	4.11	537,604
Non-Qualified XVIII	26,587.736	4.01	106,617
Non-Qualified XIX	58,310.587	4.04	235,575
Non-Qualified XX	310.528	13.24	4,111
	2,616,758.721		$ 10,506,725

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth Portfolio - Class I			
Currently payable annuity contracts:			$ 2,676,223
Contracts in accumulation period:			
Non-Qualified V	46,692.906	$ 15.45	721,405
Non-Qualified V (0.75)	239,129.982	16.14	3,859,558
Non-Qualified VII	284,276.810	15.23	4,329,536
Non-Qualified VIII	144,025.624	15.44	2,223,756
Non-Qualified IX	1,444.141	15.12	21,835
Non-Qualified XII	330.037	10.03	3,310
Non-Qualified XIII	477,361.654	9.24	4,410,822
Non-Qualified XIV	401,215.133	9.03	3,622,973
Non-Qualified XV	96,334.865	8.93	860,270
Non-Qualified XVI	94,444.631	5.91	558,168
Non-Qualified XVIII	10,481.854	5.77	60,480
Non-Qualified XIX	61,865.978	5.82	360,060
Non-Qualified XX	227.843	13.67	3,115
	1,857,831.458		$ 23,711,511
ING VP Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:			$ 40,734,066
Contracts in accumulation period:			
Non-Qualified V	209,639.332	$ 19.30	4,046,039
Non-Qualified V (0.75)	961,692.538	20.22	19,445,423
Non-Qualified VII	1,080,461.940	19.01	20,539,581
Non-Qualified VIII	444,521.176	18.96	8,428,122
Non-Qualified IX	15,813.847	18.88	298,565
Non-Qualified XII	7,604.893	11.77	89,510
Non-Qualified XIII	2,368,146.205	11.25	26,641,645
Non-Qualified XIV	1,983,341.967	11.00	21,816,762
Non-Qualified XV	864,908.467	10.87	9,401,555
Non-Qualified XVI	608,399.290	8.34	5,074,050
Non-Qualified XVIII	150,782.722	8.14	1,227,371
Non-Qualified XIX	278,871.572	8.20	2,286,747
Non-Qualified XX	95,128.653	13.56	1,289,945
	9,069,312.602		$ 161,319,381
ING VP Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	113,380.484	$ 20.63	$ 2,339,039
Non-Qualified V (0.75)	699,184.282	21.44	14,990,511
Non-Qualified IX	8,898.369	20.24	180,103
Non-Qualified XII	30,048.331	22.30	670,078
Non-Qualified XX	7,610.205	16.06	122,220
	859,121.671		$ 18,301,951

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	96,702.560	$ 15.62	$ 1,510,494
Non-Qualified V (0.75)	491,004.556	16.23	7,969,004
Non-Qualified IX	7,192.440	15.33	110,260
Non-Qualified XII	15,806.727	17.45	275,827
Non-Qualified XX	3,126.884	16.32	51,031
	613,833.167		$ 9,916,616
ING VP International Equity Portfolio - Class I			
Currently payable annuity contracts:			$ 2,432,343
Contracts in accumulation period:			
Non-Qualified V	19,463.185	$ 10.89	211,954
Non-Qualified V (0.75)	67,615.700	11.31	764,734
Non-Qualified VII	212,377.344	10.75	2,283,056
Non-Qualified VIII	54,560.409	10.88	593,617
Non-Qualified XIII	349,029.950	10.41	3,633,402
Non-Qualified XIV	329,247.768	10.18	3,351,742
Non-Qualified XV	158,316.412	10.07	1,594,246
Non-Qualified XVI	180,345.115	8.20	1,478,830
Non-Qualified XVIII	18,075.708	8.00	144,606
Non-Qualified XIX	74,147.109	8.07	598,367
	1,463,178.700		$ 17,086,897
ING VP Small Company Portfolio - Class I			
Currently payable annuity contracts:			$ 7,074,418
Contracts in accumulation period:			
Non-Qualified V	36,008.016	$ 24.15	869,594
Non-Qualified V (0.75)	265,147.163	25.23	6,689,663
Non-Qualified VII	692,360.585	23.81	16,485,106
Non-Qualified VIII	221,559.147	24.13	5,346,222
Non-Qualified IX	2,578.771	23.63	60,936
Non-Qualified XII	21,145.601	17.39	367,722
Non-Qualified XIII	879,606.904	16.92	14,882,949
Non-Qualified XIV	657,269.389	16.54	10,871,236
Non-Qualified XV	169,005.305	16.36	2,764,927
Non-Qualified XVI	290,072.848	11.88	3,446,065
Non-Qualified XVIII	59,628.710	11.60	691,693
Non-Qualified XIX	237,992.586	11.69	2,782,133
Non-Qualified XX	416.438	15.40	6,413
	3,532,791.463		$ 72,339,077

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	38,388.178	$ 19.02	$ 730,143
Non-Qualified V (0.75)	137,082.071	19.87	2,723,821
Non-Qualified VII	398,293.491	18.76	7,471,986
Non-Qualified VIII	89,368.722	19.01	1,698,899
Non-Qualified IX	1,417.427	18.61	26,378
Non-Qualified XII	18,123.536	13.43	243,399
Non-Qualified XX	841.784	12.96	10,910
	683,515.209		$ 12,905,536
ING VP Value Opportunity Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	53,136.729	$ 9.94	$ 528,179
Non-Qualified XIV	50,102.179	9.94	498,016
Non-Qualified XV	5,494.379	9.94	54,614
Non-Qualified XVI	13,191.245	9.93	130,989
Non-Qualified XVIII	3,839.527	9.93	38,127
Non-Qualified XIX	18,782.330	9.93	186,509
	144,546.389		$ 1,436,434
ING VP Financial Services Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	2,171.723	$ 11.83	$ 25,691
Non-Qualified V (0.75)	8,377.412	11.93	99,943
	10,549.135		$ 125,634
ING VP International Value Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	40,383.352	$ 12.82	$ 517,715
Non-Qualified V (0.75)	227,187.969	13.11	2,978,434
Non-Qualified IX	7,471.256	12.68	94,736
Non-Qualified XII	25,887.896	13.08	338,614
Non-Qualified XX	2,632.361	14.33	37,722
	303,562.834		$ 3,967,221
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	6,964.168	$ 11.21	$ 78,068
Non-Qualified V (0.75)	25,740.414	11.46	294,985
Non-Qualified XII	558.413	11.43	6,383
	33,262.995		$ 379,436

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	324,577.850	$ 10.10	$ 3,278,236
Non-Qualified XIV	315,417.900	9.96	3,141,562
Non-Qualified XV	76,772.029	9.89	759,275
Non-Qualified XVI	160,698.692	9.87	1,586,096
Non-Qualified XVIII	40,741.014	9.66	393,558
Non-Qualified XIX	155,713.744	9.73	1,515,095
	1,073,921.229		$ 10,673,822
ING VP Real Estate Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	1,943.592	$ 15.43	$ 29,990
Non-Qualified V (0.75)	132,352.832	15.55	2,058,087
Non-Qualified XII	17,505.566	15.54	272,037
	151,801.990		$ 2,360,114
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	4,456.792	$ 8.00	$ 35,654
Non-Qualified V (0.75)	6,050.110	8.18	49,490
Non-Qualified XX	234.007	13.81	3,232
	10,740.909		$ 88,376
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	204,439.717	$ 7.62	$ 1,557,831
Non-Qualified XIV	247,139.418	7.51	1,856,017
Non-Qualified XV	99,877.165	7.46	745,084
Non-Qualified XVI	100,290.112	7.44	746,158
Non-Qualified XVIII	53,186.592	7.28	387,198
Non-Qualified XIX	105,236.112	7.34	772,433
	810,169.116		$ 6,064,721

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class I			
Currently payable annuity contracts:			$ 41,586,329
Contracts in accumulation period:			
Non-Qualified V	1,203,119.757	$ 26.44	31,810,486
Non-Qualified V (0.75)	833,499.869	27.78	23,154,626
Non-Qualified VI	36,375.039	22.33	812,255
Non-Qualified VII	1,052,872.011	25.64	26,995,638
Non-Qualified VIII	318,872.426	18.33	5,844,932
Non-Qualified IX	11,013.555	25.87	284,921
Non-Qualified X	189,049.632	27.01	5,106,231
Non-Qualified XI	1,850.218	22.82	42,222
Non-Qualified XII	11,908.823	13.14	156,482
Non-Qualified XIII	1,166,812.879	12.72	14,841,860
Non-Qualified XIV	924,758.290	12.44	11,503,993
Non-Qualified XV	416,856.976	12.30	5,127,341
Non-Qualified XVI	336,649.774	10.32	3,474,226
Non-Qualified XVIII	66,061.946	10.08	665,904
Non-Qualified XIX	185,603.944	10.16	1,885,736
Non-Qualified XX	91,214.600	12.91	1,177,580
	6,846,519.739		$ 174,470,762
ING VP Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:			$ 11,730,174
Contracts in accumulation period:			
Non-Qualified V	897,910.254	$ 19.27	17,302,731
Non-Qualified V (0.75)	1,039,871.497	20.25	21,057,398
Non-Qualified VI	21,883.092	17.69	387,112
Non-Qualified VII	1,183,071.479	18.70	22,123,437
Non-Qualified VIII	350,177.206	16.08	5,630,849
Non-Qualified IX	10,101.037	18.86	190,506
Non-Qualified X	170,189.657	19.52	3,322,102
Non-Qualified XI	1,200.063	17.92	21,505
Non-Qualified XII	1,754.268	14.47	25,384
Non-Qualified XIII	1,098,269.646	14.23	15,628,377
Non-Qualified XIV	1,238,718.859	13.91	17,230,579
Non-Qualified XV	454,455.572	13.75	6,248,764
Non-Qualified XVI	418,861.430	13.19	5,524,782
Non-Qualified XVIII	75,003.722	12.87	965,298
Non-Qualified XIX	242,868.629	12.98	3,152,435
Non-Qualified XX	3,884.223	11.62	45,135
	7,208,220.634		$ 130,586,568

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market Portfolio - Class I			
Currently payable annuity contracts:			$ 3,736,952
Contracts in accumulation period:			
Non-Qualified V	400,551.263	$ 14.12	5,655,784
Non-Qualified V (0.75)	947,243.047	14.83	14,047,614
Non-Qualified VI	9,560.099	13.84	132,312
Non-Qualified VII	2,849,755.488	13.84	39,440,616
Non-Qualified VIII	552,474.285	12.65	6,988,800
Non-Qualified IX	1,714.076	13.81	23,671
Non-Qualified X	165,286.280	14.12	2,333,842
Non-Qualified XII	5,598.002	12.00	67,176
Non-Qualified XIII	3,537,817.254	11.83	41,852,378
Non-Qualified XIV	4,622,461.462	11.57	53,481,879
Non-Qualified XV	2,374,290.256	11.44	27,161,881
Non-Qualified XVI	504,820.665	10.46	5,280,424
Non-Qualified XVIII	579,968.501	10.21	5,921,478
Non-Qualified XIX	778,026.190	10.29	8,005,890
Non-Qualified XX	9,105.196	10.23	93,146
	17,338,672.064		$ 214,223,843
ING VP Natural Resources Trust			
Contracts in accumulation period:			
Non-Qualified V	36,129.976	$ 23.60	$ 852,667
Non-Qualified V (0.75)	121,905.942	24.79	3,022,048
Non-Qualified VII	34,782.409	23.13	804,517
Non-Qualified IX	2,771.556	23.09	63,995
Non-Qualified X	881.986	23.60	20,815
Non-Qualified XII	2,099.752	18.44	38,719
	198,571.621		$ 4,802,761
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	677.045	$ 28.25	$ 19,127
	677.045		$ 19,127
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	513.793	$ 21.64	$ 11,118
	513.793		$ 11,118
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	285.073	$ 19.42	$ 5,536
Non-Qualified IX	96.166	18.09	1,740
	381.239		$ 7,276

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	179.474	$ 24.16	$ 4,336
Non-Qualified IX	78.804	22.50	1,773
	258.278		$ 6,109
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	263.230	$ 22.62	$ 5,954
	263.230		$ 5,954
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC			
Contracts in accumulation period:			
Non-Qualified V	111,334.529	$ 11.53	$ 1,283,687
Non-Qualified V (0.75)	550,422.685	11.79	6,489,483
Non-Qualified IX	1,657.946	11.40	18,901
Non-Qualified XII	1,312.851	11.76	15,439
Non-Qualified XX	3,696.330	14.01	51,786
	668,424.341		$ 7,859,296
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Contracts in accumulation period:			
Non-Qualified V	118,881.593	$ 13.43	$ 1,596,580
Non-Qualified V (0.75)	297,357.679	13.73	4,082,721
Non-Qualified IX	13,830.266	13.28	183,666
Non-Qualified XII	474.107	13.70	6,495
Non-Qualified XX	3,369.800	16.06	54,119
	433,913.445		$ 5,923,581
MFS® Strategic Income Series			
Contracts in accumulation period:			
Non-Qualified VII	124,650.467	$ 13.84	$ 1,725,162
Non-Qualified VIII	23,605.088	14.05	331,651
	148,255.555		$ 2,056,813

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Aggressive Growth Fund/VA			
Currently payable annuity contracts:			$ 2,520,527
Contracts in accumulation period:			
Non-Qualified VII	431,343.606	$ 16.74	7,220,692
Non-Qualified VIII	149,832.776	16.97	2,542,662
Non-Qualified XIII	540,723.825	11.97	6,472,464
Non-Qualified XIV	635,715.226	11.70	7,437,868
Non-Qualified XV	161,193.689	11.57	1,865,011
Non-Qualified XVI	327,027.340	5.32	1,739,785
Non-Qualified XVIII	284,334.908	5.20	1,478,542
Non-Qualified XIX	250,921.960	5.24	1,314,831
	2,781,093.330		$ 32,592,382
Oppenheimer Global Securities Fund/VA			
Contracts in accumulation period:			
Non-Qualified V (0.75)	3,377.122	$ 21.20	$ 71,595
	3,377.122		$ 71,595
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:			$ 7,675,332
Contracts in accumulation period:			
Non-Qualified VII	991,796.305	$ 14.24	14,123,179
Non-Qualified VIII	369,340.552	14.43	5,329,584
Non-Qualified XIII	845,037.223	10.11	8,543,326
Non-Qualified XIV	1,287,552.655	9.89	12,733,896
Non-Qualified XV	488,568.430	9.77	4,773,314
Non-Qualified XVI	261,262.521	8.81	2,301,723
Non-Qualified XVIII	69,361.033	8.60	596,505
Non-Qualified XIX	275,366.664	8.67	2,387,429
	4,588,285.383		$ 58,464,288
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
Non-Qualified V	1,639.564	$ 11.72	$ 19,216
Non-Qualified V (0.75)	1,820.082	11.76	21,404
	3,459.646		$ 40,620
Oppenheimer Strategic Bond Fund/VA			
Contracts in accumulation period:			
Non-Qualified V (0.75)	54.991	$ 14.75	$ 811
	54.991		$ 811

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Admin Class			
Contracts in accumulation period:			
Non-Qualified V	7,645.552	$ 10.87	$ 83,107
Non-Qualified V (0.75)	131,689.790	10.96	1,443,320
	139,335.342		$ 1,526,427
Pioneer Equity Income VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	123,630.363	$ 11.61	$ 1,435,349
Non-Qualified V (0.75)	214,565.457	11.87	2,546,892
Non-Qualified IX	2,811.726	11.48	32,279
Non-Qualified XII	12,604.643	11.84	149,239
Non-Qualified XX	7,256.790	13.95	101,232
	360,868.979		$ 4,264,991
Pioneer Fund VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	45.843	$ 10.61	$ 486
Non-Qualified V (0.75)	7,445.606	10.85	80,785
	7,491.449		$ 81,271
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V (0.75)	12,345.402	$ 10.81	$ 133,454
	12,345.402		$ 133,454
Pioneer Mid Cap Value VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	40,723.105	$ 15.24	$ 620,620
Non-Qualified V (0.75)	209,222.457	15.58	3,259,686
Non-Qualified IX	7,629.207	15.07	114,972
Non-Qualified XII	13,479.954	15.55	209,613
Non-Qualified XX	1,705.608	17.02	29,029
	272,760.331		$ 4,233,920
Wanger Select			
Contracts in accumulation period:			
Non-Qualified V	1,867.919	$ 12.45	$ 23,256
Non-Qualified V (0.75)	42,283.858	12.55	530,662
	44,151.777		$ 553,918

Division/Contract	Units	Unit Value	Extended Value
Wanger U.S. Smaller Companies			
Contracts in accumulation period:			
Non-Qualified V	1,159.574	$ 12.72	$ 14,750
Non-Qualified V (0.75)	41,876.561	12.82	536,858
	43,036.135		$ 551,608

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVII

Group AetnaPlus contracts issued in connection with deferred compensation plans having Contract modifications effective September 1, 1999.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

8.   **Financial Highlights**

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Capital Appreciation Fund - Series I Shares						
2005	44	$9.92 to $10.25	$ 448	- %	0.75% to 1.25%	7.59% to 8.01%
2004	1,652	$5.69 to $9.99	15,172	-	0.75% to 1.90%	4.60% to 5.80%
2003	2,018	$5.44 to $9.46	17,500	-	0.75% to 1.90%	27.10% to 28.59%
2002	2,233	$4.28 to $7.37	14,832	-	0.45% to 1.90%	-25.80% to -0.04%
2001	2,600	$5.77 to $9.84	23,509	7.71	0.45% to 2.25%	-24.75% to -23.82%
AIM V.I. Core Equity Fund - Series I Shares						
2005	101	$8.49 to $8.93	893	0.08	0.75% to 1.50%	3.66% to 4.46%
2004	2,909	$6.71 to $12.80	31,830	0.91	0.75% to 2.25%	6.85% to 8.23%
2003	3,366	$6.28 to $11.86	34,908	0.97	0.75% to 2.25%	22.18% to 23.44%
2002	3,742	$5.14 to $7.67	29,940	0.30	0.75% to 2.25%	-17.19% to -16.21%
2001	4,491	$6.21 to $9.17	42,858	0.05	0.45% to 2.25%	-24.31% to -16.23%
AIM V.I. Government Securities Fund - Series I Shares						
2005	1,029	$11.59 to $12.65	12,677	3.05	0.95% to 1.90%	-0.26% to 0.64%
2004	1,184	$11.62 to $12.57	14,556	3.70	0.95% to 1.90%	0.61% to 1.62%
2003	1,239	$11.55 to $12.37	15,026	1.78	0.95% to 1.90%	-0.86% to 0.08%
2002	2,139	$11.65 to $12.36	25,997	2.67	0.95% to 1.90%	0.07% to 8.01%
2001	819	$10.83 to $11.38	9,149	5.55	0.50% to 1.90%	4.38% to 5.40%
AIM V.I. Growth Fund - Series I Shares						
2005	68	$6.10 to $6.41	433	-	0.75% to 1.50%	5.90% to 6.68%
2004	2,462	$4.56 to $12.89	16,959	-	0.75% to 1.90%	6.05% to 7.35%
2003	2,783	$4.30 to $6.62	18,067	-	0.75% to 1.90%	28.74% to 30.23%
2002	3,069	$3.34 to $5.09	14,946	-	0.75% to 1.90%	-32.29% to -31.49%
2001	3,912	$4.93 to $7.44	27,757	0.20	0.45% to 2.25%	-35.18% to -34.38%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Premier Equity Fund - Series I Shares						
2005	65	$7.77 to $8.03	$ 522	0.03 %	0.75% to 1.25%	4.44% to 4.83%
2004	4,062	$6.57 to $8.97	36,351	0.42	0.75% to 1.90%	3.79% to 5.08%
2003	5,018	$6.33 to $8.56	42,830	0.28	0.75% to 1.90%	22.67% to 24.23%
2002	5,969	$5.16 to $6.91	41,327	0.29	0.45% to 1.90%	-31.59% to -30.57%
2001	7,410	$7.54 to $10.00	74,008	2.16	0.45% to 2.25%	-14.24% to -9.62%
American Century VP Balanced Fund						
2005	44	$20.37	887	1.92	1.40%	3.45%
2004	56	$19.69	1,069	1.83	1.40%	8.25%
2003	78	$18.19	1,420	2.75	1.40%	17.81%
2002	96	$15.44	1,483	2.84	1.40%	-10.82%
2001	118	$17.32	2,043	6.22	0.85% to 1.40%	-4.90%
American Century VP International Fund						
2005	64	$16.67 to $18.23	1,168	1.10	1.25% to 1.40%	11.64% to 11.80%
2004	73	$14.91 to $16.33	1,196	0.55	1.25% to 1.40%	13.32% to 13.56%
2003	93	$13.13 to $14.41	1,346	0.75	1.25% to 1.40%	22.74% to 22.94%
2002	131	$10.68 to $11.74	1,539	0.83	1.25% to 1.40%	-21.49% to -21.37%
2001	185	$13.59 to $14.95	2,759	10.20	0.85% to 1.40%	-30.17% to -30.06%
Calvert Social Balanced Portfolio						
2005	153	$12.57 to $23.83	2,190	1.77	0.75% to 1.40%	4.14% to 4.84%
2004	166	$12.07 to $22.73	2,229	1.66	0.75% to 1.40%	6.81% to 7.47%
2003	178	$11.30 to $21.15	2,228	1.98	0.75% to 1.40%	17.59% to 18.42%
2002	167	$9.61 to $17.86	1,775	2.79	0.75% to 1.40%	-13.38% to -12.81%
2001	158	$11.09 to $20.48	1,959	4.91	0.45% to 1.50%	-8.25% to -7.64%
Federated American Leaders Fund II						
2005	1,104	$18.98 to $26.19	28,971	1.66	1.25% to 1.40%	3.56% to 3.72%
2004	1,665	$18.30 to $25.29	42,192	1.46	1.25% to 1.40%	8.22% to 8.41%
2003	2,211	$16.88 to $23.37	51,717	1.51	1.25% to 1.40%	25.92% to 26.06%
2002	2,720	$13.39 to $18.56	50,539	1.17	1.25% to 1.40%	-21.33% to -21.21%
2001	3,522	$16.99 to $23.59	83,193	2.06	0.85% to 1.40%	-5.56% to -5.42%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated Capital Income Fund II						
2005	232	$12.14 to $14.48	$ 3,367	5.79 %	1.25% to 1.40%	4.78% to 5.02%
2004	373	$11.56 to $13.82	5,170	4.59	1.25% to 1.40%	8.39% to 8.54%
2003	505	$10.65 to $12.75	6,460	6.55	1.25% to 1.40%	18.94% to 19.13%
2002	653	$8.94 to $10.72	7,021	5.71	1.25% to 1.40%	-25.01% to -24.90%
2001	923	$11.90 to $14.29	13,230	3.57	0.85% to 1.40%	-14.94% to -14.81%
Federated Equity Income Fund II						
2005	473	$13.99	6,708	2.27	1.40%	1.89%
2004	654	$13.73	9,093	2.05	1.25% to 1.40%	11.26%
2003	884	$12.34	11,005	1.89	1.25% to 1.40%	25.53%
2002	1,035	$9.83	10,264	2.11	1.25% to 1.40%	-21.85%
2001	1,384	$12.58	17,476	1.97	0.75% to 1.40%	-12.24%
Federated Fund for U.S. Government Securities II						
2005	259	$15.92	4,124	4.54	1.40%	0.57%
2004	407	$15.83	6,444	5.03	1.25% to 1.40%	2.19%
2003	635	$15.49	9,833	3.85	1.25% to 1.40%	0.91%
2002	826	$15.35	12,674	3.65	1.40%	7.52%
2001	820	$14.28	11,702	3.90	0.85% to 1.40%	5.53%
Federated High Income Bond Fund II						
2005	413	$17.91	7,437	9.23	1.40%	1.19%
2004	666	$15.13 to $17.70	11,845	7.82	1.25% to 1.40%	8.92% to 9.08%
2003	970	$13.87 to $16.25	15,774	7.68	1.25% to 1.40%	20.55% to 20.71%
2002	1,236	$11.49 to $13.48	16,683	10.52	1.25% to 1.40%	-0.03% to 0.12%
2001	1,548	$11.48 to $13.49	20,899	11.00	0.85% to 1.40%	-0.04% to 0.10%
Federated International Equity Fund II						
2005	252	$15.85 to $17.06	4,318	-	1.25% to 1.40%	7.50% to 7.75%
2004	367	$14.71 to $15.87	5,865	-	1.25% to 1.40%	12.47% to 12.63%
2003	462	$13.06 to $14.11	6,565	-	1.25% to 1.40%	30.05% to 30.21%
2002	551	$10.03 to $10.85	6,024	-	1.25% to 1.40%	-23.84% to -23.73%
2001	767	$13.15 to $14.25	10,976	12.94	0.85% to 1.40%	-30.42% to -30.31%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated Mid Cap Growth Strategies Fund II						
2005	358	$23.81	$ 8,518	- %	1.40%	11.11%
2004	489	$21.43	10,473	-	1.40%	13.81%
2003	627	$18.83	11,813	-	1.40%	38.15%
2002	764	$13.63	10,415	-	1.40%	-27.38%
2001	1,117	$18.77	20,974	1.68	0.85% to 1.40%	-23.48%
Federated Prime Money Fund II						
2005	197	$12.67	2,500	2.40	1.40%	1.28%
2004	266	$12.51	3,326	0.78	1.40%	-0.64%
2003	392	$12.59	4,930	0.71	1.40%	-0.71%
2002	583	$12.68	7,387	1.37	1.40%	0.00%
2001	695	$12.68	8,812	3.44	0.85% to 1.40%	2.28%
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class						
2005	482	$16.37 to $19.49	9,118	2.81	1.25% to 1.40%	2.58% to 2.70%
2004	631	$15.94 to $19.00	11,587	2.72	1.25% to 1.40%	4.00% to 4.18%
2003	681	$15.30 to $18.27	12,034	3.51	1.25% to 1.40%	16.30% to 16.53%
2002	728	$13.13 to $15.71	11,086	4.06	1.25% to 1.40%	-10.01% to -9.87%
2001	831	$14.57 to $17.45	14,094	6.08	0.85% to 1.40%	-5.44% to -5.30%
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2005	14,205	$11.82 to $31.73	286,196	0.28	0.75% to 1.90%	14.76% to 16.07%
2004	13,694	$10.30 to $27.52	243,399	0.31	0.75% to 1.90%	13.19% to 14.61%
2003	11,483	$9.10 to $24.17	188,055	0.43	0.75% to 1.90%	-29.37% to 27.50%
2002	10,912	$7.22 to $19.81	145,571	0.86	0.45% to 1.90%	-11.07% to 78.65%
2001	11,618	$8.12 to $21.96	173,999	3.56	0.45% to 1.90%	-13.93% to -3.25%
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2005	11,050	$11.74 to $26.48	191,800	1.68	0.75% to 1.90%	3.80% to 5.06%
2004	12,953	$11.31 to $25.37	218,459	1.49	0.75% to 1.90%	9.49% to 10.71%
2003	12,003	$10.33 to $23.07	192,149	1.64	0.75% to 1.90%	27.85% to 29.33%
2002	11,480	$8.08 to $17.95	146,420	1.78	0.75% to 1.90%	-18.53% to -17.57%
2001	12,170	$9.92 to $21.92	193,019	6.26	0.45% to 1.90%	-6.77% to -5.67%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth Portfolio - Initial Class						
2005	6,697	$6.49 to $24.43	$ 90,041	0.51 %	0.75% to 1.90%	3.84% to 5.01%
2004	8,483	$6.25 to $23.41	109,798	0.28	0.75% to 1.90%	1.30% to 2.57%
2003	9,688	$6.17 to $22.97	125,864	0.26	0.75% to 1.90%	30.44% to 31.85%
2002	9,473	$4.73 to $17.54	98,180	0.26	0.45% to 1.90%	-31.44% to -30.42%
2001	10,633	$6.90 to $25.45	167,319	7.26	0.45% to 1.90%	-19.23% to -18.23%
Fidelity® VIP High Income Portfolio - Initial Class						
2005	3,628	$8.87 to $13.08	39,781	14.63	0.95% to 1.90%	0.70% to 1.77%
2004	4,370	$8.76 to $12.92	47,964	8.75	0.80% to 2.25%	7.54% to 8.54%
2003	5,612	$8.11 to $11.96	56,970	6.32	0.95% to 2.25%	24.90% to 26.10%
2002	4,489	$6.46 to $9.53	36,456	10.78	0.95% to 2.25%	1.48% to 2.46%
2001	4,973	$6.34 to $9.34	39,385	13.71	0.50% to 2.25%	-13.42% to -12.58%
Fidelity® VIP Index 500 Portfolio - Initial Class						
2005	2,538	$19.27 to $22.90	56,445	1.88	1.25% to 1.40%	3.34% to 3.49%
2004	3,269	$18.62 to $22.16	70,298	1.34	1.25% to 1.40%	9.11% to 9.21%
2003	3,762	$17.05 to $20.31	74,266	1.44	1.25% to 1.40%	26.62% to 26.86%
2002	4,125	$13.44 to $16.04	64,190	1.38	1.25% to 1.40%	-23.34% to -23.22%
2001	4,961	$17.51 to $20.93	100,783	1.20	0.85% to 1.40%	-13.34% to -13.21%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class						
2005	105	$16.40 to $16.68	1,759	3.82	1.25% to 1.40%	0.79% to 0.92%
2004	118	$16.25 to $16.55	1,958	4.38	1.25% to 1.40%	2.99% to 3.11%
2003	140	$15.76 to $16.07	2,244	4.39	1.25% to 1.40%	3.74% to 3.89%
2002	187	$15.17 to $15.49	2,890	4.05	1.25% to 1.40%	8.80% to 8.96%
2001	217	$13.92 to $14.24	3,084	5.86	0.85% to 1.40%	6.94% to 7.10%
Fidelity® VIP Overseas Portfolio - Initial Class						
2005	808	$12.98 to $19.38	15,059	0.62	0.75% to 1.50%	17.27% to 18.18%
2004	986	$10.99 to $16.51	15,669	1.18	0.75% to 1.50%	11.93% to 12.79%
2003	979	$9.75 to $14.74	13,904	0.58	0.75% to 1.50%	41.30% to 42.34%
2002	654	$6.85 to $10.42	6,617	0.85	0.75% to 1.50%	-21.47% to -20.88%
2001	770	$8.67 to $13.26	9,914	13.97	0.45% to 1.50%	-22.35% to -21.76%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Franklin Small Cap Value Securities Fund - Class 2						
2005	278	$15.62 to $16.16	$ 4,461	0.61 %	0.75% to 1.50%	7.13% to 8.02%
2004	294	$14.58 to $14.96	4,384	0.04	0.75% to 1.50%	22.18% to 22.82%
2003	55	$12.02 to $12.18	662	0.19	0.75% to 1.25%	30.59% to 31.11%
2002	39	$9.22 to $9.29	365	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series L						
2005	3,997	$9.80 to $10.29	40,061	3.77	1.45% to 2.40%	0.00% to 0.88%
2004	5,199	$9.80 to $10.20	51,909	3.99	1.45% to 2.40%	-1.90% to -0.87%
2003	6,598	$9.99 to $10.29	66,868	3.48	1.45% to 2.40%	1.01% to 1.98%
2002	7,535	$9.89 to $10.09	75,255	0.05	1.45% to 2.40%	0.22% to 1.20%
2001	8,101	$9.87 to $9.97	80,345	4.63	1.35% to 2.40%	-1.53% to -0.46%
ING GET Fund - Series M						
2005	6,021	$9.86 to $10.33	60,670	4.60	1.45% to 2.40%	-0.20% to 0.78%
2004	7,647	$9.88 to $10.25	76,815	4.34	1.45% to 2.40%	-1.59% to -0.68%
2003	9,320	$10.04 to $10.32	94,718	3.54	1.45% to 2.40%	1.31% to 2.38%
2002	11,558	$9.91 to $10.08	115,381	0.03	1.45% to 2.40%	1.12% to 2.10%
2001	12,531	$9.80 to $9.87	123,165	(a)	1.45% to 2.40%	(a)
ING GET Fund - Series N						
2005	4,855	$10.04 to $10.49	49,719	3.76	1.45% to 2.40%	-0.30% to 0.67%
2004	6,188	$10.07 to $10.42	63,310	3.42	1.45% to 2.40%	-0.79% to 0.19%
2003	7,482	$10.15 to $10.40	76,785	2.65	1.45% to 2.40%	1.81% to 2.77%
2002	8,982	$9.97 to $10.12	90,143	0.02	1.45% to 2.40%	-2.77% to -1.82%
2001	10,181	$10.25 to $10.31	104,606	(a)	(a)	(a)
ING GET Fund - Series P						
2005	3,584	$9.82 to $10.24	35,843	3.77	1.45% to 2.40%	-1.11% to -0.10%
2004	4,760	$9.93 to $10.25	47,889	3.64	1.45% to 2.40%	-1.00% to 0.00%
2003	5,731	$10.03 to $10.25	58,003	2.56	1.45% to 2.40%	1.42% to 2.40%
2002	7,680	$9.89 to $10.01	76,334	0.04	1.45% to 2.40%	-1.16% to -0.20%
2001	8,288	$10.00 to $10.03	83,012	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series Q						
2005	3,101	$10.12 to $10.52	$ 31,948	3.93 %	1.45% to 2.40%	-0.88% to 0.10%
2004	3,662	$10.21 to $10.51	37,872	3.57	1.45% to 2.40%	-0.49% to 0.38%
2003	4,282	$10.26 to $10.47	44,336	-	1.45% to 2.40%	2.60% to 3.66%
2002	5,460	$10.00 to $10.10	54,826	3.81	1.45% to 2.40%	0.00% to 0.97%
2001	162	$10.00	1,620	(a)	(a)	(a)
ING GET Fund - Series R						
2005	2,426	$10.37 to $10.76	25,579	3.44	1.45% to 2.40%	-0.77% to 0.28%
2004	3,152	$10.45 to $10.73	33,352	3.22	1.45% to 2.40%	0.29% to 1.23%
2003	3,634	$10.42 to $10.60	38,175	0.01	1.45% to 2.40%	3.58% to 4.54%
2002	4,312	$10.06 to $10.14	43,556	(b)	1.45% to 2.40%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series S						
2005	2,994	$10.31 to $10.84	31,376	2.52	1.00% to 2.40%	-0.58% to 0.84%
2004	3,472	$10.37 to $10.75	36,434	2.65	1.00% to 2.40%	0.19% to 1.70%
2003	4,236	$10.35 to $10.57	44,140	0.10	1.00% to 2.40%	3.40% to 4.86%
2002	5,334	$10.01 to $10.08	53,553	(b)	1.00% to 2.40%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series T						
2005	2,299	$10.33 to $10.66	24,062	2.62	1.45% to 2.40%	-0.86% to 0.09%
2004	2,687	$10.42 to $10.65	28,261	2.80	1.45% to 2.40%	0.19% to 1.14%
2003	3,062	$10.40 to $10.53	32,020	0.14	1.45% to 2.40%	3.38% to 4.36%
2002	3,908	$10.06 to $10.09	39,378	(b)	1.45% to 2.40%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series U						
2005	2,214	$10.48 to $10.80	23,508	2.19	1.45% to 2.40%	-1.04% to 0.00%
2004	2,553	$10.59 to $10.80	27,273	1.91	1.45% to 2.40%	0.95% to 1.89%
2003	2,854	$10.49 to $10.60	30,078	-	1.45% to 2.40%	5.21% to 6.00%
2002	50	$9.99 to $10.00	503	(b)	0.95% to 1.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series V						
2005	4,571	$9.53 to $9.79	$ 44,051	1.94 %	1.45% to 2.40%	-1.55% to -0.61%
2004	5,690	$9.68 to $9.85	55,481	1.00	1.45% to 2.40%	-0.10% to 0.82%
2003	7,680	$9.69 to $9.77	74,677	(c)	1.45% to 2.40%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class						
2005	16	$12.45 to $12.51	201	(e)	0.75% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Funds Growth Portfolio						
2005	1,596	$11.89 to $12.03	20,435	-	0.95% to 1.90%	13.35% to 14.57%
2004	169	$10.49 to $10.50	1,774	(d)	0.95% to 1.90%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING American Funds Growth-Income Portfolio						
2005	1,896	$10.70 to $10.82	22,150	0.42	0.95% to 1.90%	3.28% to 4.34%
2004	208	$10.36 to $10.37	2,347	(d)	0.95% to 1.90%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING American Funds International Portfolio						
2005	2,168	$12.57 to $12.71	27,749	0.53	0.95% to 1.90%	18.70% to 19.79%
2004	856	$10.59 to $10.61	9,074	(d)	0.95% to 1.90%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Evergreen Health Sciences Portfolio - Class S						
2005	45	$11.21 to $11.24	$ 505	(e) %	0.75% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Omega Portfolio - Institutional Class						
2005	1,492	$10.17 to $11.36	17,454	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2005	30	$11.82 to $11.86	356	(e)	0.75% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Earnings Growth Portfolio - Institutional Class						
2005	2,299	$9.90 to $10.57	25,074	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2005	110	$10.97	1,210	(e)	1.25% to 1.40%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2005	195	$13.38 to $13.45	$ 2,620	(e) %	0.75% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Small Cap Equity Portfolio - Institutional Class						
2005	803	$11.36 to $11.44	9,171	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Small Cap Equity Portfolio - Service Class						
2005	1	$11.33	16	(e)	0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Value Opportunities Portfolio - Institutional Class						
2005	4,224	$10.62 to $10.69	45,057	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Value Opportunities Portfolio - Service Class						
2005	300	$10.64 to $10.65	3,197	(e)	1.25% to 1.40%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Julius Baer Foreign Portfolio - Service Class						
2005	163	$13.31 to $13.42	$ 2,191	0.08 %	0.75% to 1.25%	14.51%
2004	21	$11.72	242	(d)	0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Value Portfolio - Institutional Class						
2005	3,079	$11.41 to $11.53	37,805	-	0.95% to 1.90%	4.20% to 5.20%
2004	80	$10.95 to $10.96	882	(d)	0.95% to 1.90%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Value Portfolio - Service Class						
2005	64	$11.46 to $11.52	731	(e)	0.75% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING LifeStyle Aggressive Growth Portfolio - Service 1 Class						
2005	50	$10.55 to $10.58	532	(e)	0.95% to 1.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING LifeStyle Growth Portfolio - Service 1 Class						
2005	220	$10.44 to $10.48	2,302	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING LifeStyle Moderate Growth Portfolio - Service 1 Class						
2005	333	$10.32 to $10.35	$ 3,437	(e) %	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING LifeStyle Moderate Portfolio - Service 1 Class						
2005	383	$10.24 to $10.27	3,932	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth Portfolio - Service Class						
2005	18	$11.39 to $11.42	210	(e)	0.75% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico International Opportunities Portfolio - Service Class						
2005	677	$12.37 to $12.47	8,410	(e)	0.75% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Mercury Large Cap Growth Portfolio - Service Class						
2005	146	$11.59 to $11.67	1,700	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Total Return Portfolio - Institutional Class						
2005	13,910	$10.39 to $10.46	$ 145,082	(e) %	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return Portfolio - Service Class						
2005	187	$12.59 to $13.03	2,374	2.65	0.75% to 1.50%	1.40% to 2.16%
2004	154	$12.39 to $12.85	1,922	2.76	0.75% to 1.50%	9.74% to 10.24%
2003	35	$11.29 to $11.33	401	(c)	0.75% to 1.25%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING MFS Utilities Portfolio - Service Class						
2005	41	$11.39 to $11.45	469	(e)	0.75% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Main Street Portfolio® - Institutional Class						
2005	140	$11.00 to $11.08	1,589	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Main Street Portfolio® - Service Class						
2005	2	$11.02	27	(e)	0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING PIMCO High Yield Portfolio - Service Class						
2005	284	$10.48 to $10.54	$ 2,987	(e) %	0.75% to 1.40%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Fund Portfolio - Institutional Class						
2005	2,096	$10.95 to $11.02	27,255	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2005	80	$10.93 to $10.97	878	(e)	0.75% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Equity Income Portfolio - Service Class						
2005	333	$14.18 to $14.98	4,775	1.58	0.75% to 1.50%	2.39% to 3.16%
2004	168	$13.81 to $14.63	2,335	1.25	0.75% to 1.50%	13.48% to 13.99%
2003	58	$12.17 to $12.22	704	(c)	0.75% to 1.25%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING UBS U.S. Allocation Portfolio - Service Class						
2005	708	$10.78 to $10.85	7,663	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Growth and Income Portfolio - Service Class						
2005	121	$11.02 to $11.08	$ 1,341	(e) %	0.75% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Large Company Value Portfolio - Service Class						
2005	12	$11.02 to $13.27	130	1.16	0.75% to 1.25%	0.00% to 0.54%
2004	35	$11.02 to $13.23	387	1.06	0.75% to 1.25%	8.68% to 9.19%
2003	17	$10.14 to $12.14	179	0.65	0.75% to 1.25%	29.67%
2002	2	$7.82	14	(b)	1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING American Century Select Portfolio - Initial Class						
2005	6,054	$10.14 to $10.75	69,123	(e)	0.75% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small Cap Value Portfolio - Service Class						
2005	107	$13.68 to $16.02	1,511	0.24	0.75% to 1.50%	6.29% to 7.08%
2004	77	$12.87 to $15.00	1,034	-	0.75% to 1.50%	19.89% to 20.35%
2003	50	$10.81 to $12.48	561	0.16	0.75% to 1.25%	16.24% to 34.53%
2002	20	$8.11 to $9.30	173	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Baron Small Cap Growth Portfolio - Service Class						
2005	248	$15.20 to $17.25	3,883	-	0.75% to 1.50%	5.78% to 6.55%
2004	200	$14.37 to $16.22	2,941	-	0.75% to 1.50%	26.05% to 27.04%
2003	119	$11.40 to $12.79	1,381	-	0.75% to 1.50%	18.29% to 32.34%
2002	21	$8.72 to $9.68	193	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Davis Venture Value Portfolio - Service Class						
2005	83	$11.31 to $14.15	$ 982	- %	0.75% to 1.50%	2.35% to 3.12%
2004	129	$11.05 to $13.75	1,483	-	0.75% to 1.50%	6.87% to 7.64%
2003	113	$10.34 to $12.80	1,215	0.75	0.75% to 1.50%	39.53%
2002	1	$7.69	5	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Fundamental Research Portfolio - Service Class						
2005	2	$11.46 to $11.68	19	2.04	0.75% to 1.25%	4.37% to 4.94%
2004	7	$10.98 to $11.13	79	-	0.75% to 1.25%	9.12%
2003	1	$10.20	6	(c)	0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Goldman Sachs® Capital Growth Portfolio - Service Class						
2005	35	$10.61 to $12.72	379	0.29	0.75% to 1.25%	0.57% to 1.12%
2004	29	$10.55 to $12.61	315	-	0.75% to 1.25%	7.43% to 7.98%
2003	2	$9.82 to $11.70	25	-	0.75% to 1.25%	22.68%
2002	2	$8.07	18	(b)	0.75% to 0.80%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Fleming International Portfolio - Initial Class						
2005	3,204	$8.99 to $26.17	43,806	0.75	0.75% to 1.90%	7.92% to 9.22%
2004	3,467	$8.33 to $23.96	44,030	1.15	0.75% to 1.90%	16.67% to 18.03%
2003	3,196	$7.14 to $20.30	34,019	1.05	0.75% to 1.90%	27.05% to 28.48%
2002	2,909	$5.62 to $15.80	24,044	0.62	0.75% to 1.90%	-19.64% to -18.69%
2001	2,892	$7.00 to $19.44	30,449	25.04	0.45% to 2.25%	-28.33% to -27.48%
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2005	137	$14.89 to $17.10	2,101	0.28	0.75% to 1.50%	6.89% to 7.67%
2004	154	$13.93 to $15.92	2,215	0.21	0.75% to 1.50%	18.76% to 19.71%
2003	55	$11.73 to $13.32	678	0.48	0.75% to 1.50%	28.46% to 29.02%
2002	9	$9.17 to $9.20	87	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Capital Opportunities Portfolio - Initial Class						
2005	2,322	$6.16 to $27.83	$ 30,602	0.78 %	0.75% to 1.90%	-0.32% to 0.80%
2004	2,955	$6.18 to $27.61	38,224	0.42	0.75% to 1.90%	10.75% to 12.05%
2003	3,394	$5.58 to $24.64	39,287	0.20	0.75% to 1.90%	25.68% to 27.14%
2002	3,869	$4.44 to $20.94	35,741	-	0.45% to 1.90%	-31.49% to -30.48%
2001	4,710	$6.49 to $30.11	62,832	19.25	0.45% to 2.25%	-26.19% to -25.29%
ING OpCap Balanced Value Portfolio - Service Class						
2005	121	$11.26 to $14.11	1,444	0.39	0.75% to 1.50%	1.17% to 1.94%
2004	180	$11.13 to $13.87	2,116	1.01	0.75% to 1.50%	8.69% to 9.42%
2003	116	$10.24 to $12.69	1,250	1.66	0.75% to 1.50%	28.66%
2002	2	$8.34 to $8.37	15	(b)	0.80% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Oppenheimer Global Portfolio - Initial Class						
2005	15,774	$11.62 to $12.04	193,562	(e)	0.75% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Strategic Income Portfolio - Initial Class						
2005	7,202	$9.99 to $10.13	75,516	(e)	0.75% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Service Class						
2005	492	$11.31 to $11.65	5,693	1.55	0.75% to 1.50%	0.53% to 1.30%
2004	339	$11.18 to $11.50	3,885	-	0.75% to 1.50%	2.73% to 3.60%
2003	237	$10.82 to $11.10	2,613	3.68	0.75% to 1.50%	0.93% to 3.26%
2002	119	$10.70 to $10.75	1,275	(b)	0.75% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class						
2005	3,880	$5.65 to $16.48	$ 48,357	- %	0.75% to 1.90%	9.28% to 10.60%
2004	4,742	$5.17 to $14.90	53,255	-	0.75% to 1.90%	7.71% to 8.92%
2003	5,581	$4.80 to $13.68	58,639	-	0.75% to 1.90%	35.59% to 37.25%
2002	6,053	$3.54 to $9.97	47,008	-	0.45% to 1.90%	-36.54% to -35.60%
2001	7,478	$5.58 to $15.53	91,535	6.31	0.45% to 2.25%	-26.64% to -25.74%
ING Solution 2015 Portfolio - Service Class						
2005	6	$10.68 to $10.72	68	(e)	0.75% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2025 Portfolio - Service Class						
2005	11	$10.91 to $10.94	125	(e)	0.75% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2035 Portfolio - Service Class						
2005	-	$11.07	3	(e)	1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2045 Portfolio - Service Class						
2005	-	$11.27	3	(e)	1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution Income Portfolio - Service Class						
2005	13	$10.30	$ 138	(e) %	1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2005	7,857	$11.07 to $11.73	90,830	(e)	0.75% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Growth Equity Portfolio - Initial Class						
2005	2,307	$13.30 to $26.93	64,310	0.49	0.75% to 1.50%	4.59% to 5.39%
2004	2,801	$12.62 to $25.72	73,921	0.15	0.75% to 1.50%	8.39% to 9.21%
2003	3,123	$11.57 to $23.71	74,887	0.15	0.75% to 1.50%	28.96% to 30.00%
2002	3,205	$8.90 to $18.37	58,443	0.19	0.45% to 1.50%	-24.44% to -23.64%
2001	3,768	$11.70 to $24.29	89,395	15.41	0.45% to 2.25%	-11.56% to -10.85%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2005	3,105	$7.38 to $16.45	40,268	0.88	0.75% to 1.90%	7.27% to 8.51%
2004	3,631	$6.88 to $15.16	43,678	0.77	0.75% to 1.90%	12.60% to 13.90%
2003	3,988	$6.11 to $13.31	42,940	0.57	0.75% to 1.90%	22.69% to 24.04%
2002	4,627	$4.98 to $10.73	40,669	0.20	0.75% to 1.90%	-26.32% to -25.45%
2001	5,830	$6.77 to $14.39	69,394	20.49	0.45% to 1.90%	-22.40% to -21.48%
ING Van Kampen Comstock Portfolio - Service Class						
2005	252	$12.42 to $14.68	3,224	0.60	0.75% to 1.50%	1.97% to 2.74%
2004	298	$12.18 to $14.32	3,726	-	0.75% to 1.50%	15.23% to 15.84%
2003	83	$10.64 to $12.38	899	0.77	0.75% to 1.25%	28.04% to 28.69%
2002	38	$8.31 to $8.34	319	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2005	13,462	$10.66 to $10.91	$ 146,295	(e) %	0.75% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity and Income Portfolio - Service Class						
2005	-	$11.91	2	-	0.75%	7.01%
2004	12	$10.36 to $11.13	137	-	0.75% to 1.50%	8.94% to 9.76%
2003	5	$9.51 to $10.14	53	0.01	0.75% to 1.50%	25.47%
2002	-	$8.01	428	(b)	1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Balanced Portfolio - Class I						
2005	953	$12.95 to $18.65	21,319	1.57	0.75% to 1.50%	3.15% to 3.90%
2004	1,065	$15.45 to $17.95	20,822	1.30	0.75% to 2.25%	8.74% to 9.38%
2003	948	$14.19 to $16.41	16,937	1.41	0.75% to 2.25%	17.79% to 18.57%
2002	977	$12.03 to $13.84	14,344	2.50	0.45% to 1.40%	-10.81% to -9.94%
2001	1,082	$13.47 to $15.41	17,390	2.50	0.45% to 2.25%	-8.30% to -7.65%
ING VP Strategic Allocation Growth Portfolio - Class I						
2005	633	$16.45 to $19.56	14,815	1.22	0.75% to 1.50%	4.65% to 5.39%
2004	771	$15.68 to $18.56	15,631	1.04	0.75% to 2.25%	10.33% to 11.20%
2003	813	$14.18 to $16.69	14,808	0.87	0.75% to 2.25%	22.52% to 23.45%
2002	835	$11.55 to $13.52	11,257	1.75	0.75% to 2.25%	-15.04% to -14.40%
2001	898	$13.56 to $15.80	13,876	1.59	0.45% to 2.25%	-12.87% to -12.21%
ING VP Strategic Allocation Income Portfolio - Class I						
2005	795	$15.95 to $18.08	16,483	1.95	0.75% to 1.50%	2.31% to 3.08%
2004	926	$15.55 to $17.54	18,730	1.82	0.75% to 1.50%	6.50% to 7.15%
2003	1,031	$14.58 to $16.37	19,422	2.31	0.75% to 1.40%	12.05% to 12.82%
2002	1,237	$12.99 to $14.51	20,088	3.32	0.75% to 1.40%	-5.69% to -0.78%
2001	1,380	$10.79 to $15.29	23,347	4.36	0.45% to 2.25%	-3.75% to -3.11%

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth and Income Portfolio - Class I						
2005	15,346	$7.36 to $231.60	$ 383,782	0.99 %	0.75% to 1.90%	6.05% to 7.34%
2004	18,090	$6.94 to $216.86	423,357	2.31	0.75% to 2.25%	6.28% to 7.59%
2003	20,842	$6.53 to $202.58	455,361	-	0.75% to 2.25%	-24.93% to 25.16%
2002	24,165	$5.28 to $162.71	415,966	0.84	0.45% to 1.90%	-26.42% to 60.86%
2001	29,079	$7.17 to $219.66	663,646	0.60	0.45% to 2.25%	-19.96% to -18.98%
ING GET U.S. Core Portfolio - Series 1						
2005	1,865	$10.24 to $10.49	19,331	2.38	1.45% to 2.40%	-0.78% to 0.10%
2004	2,214	$10.32 to $10.48	23,042	0.68	1.45% to 2.40%	0.98% to 1.95%
2003	2,531	$10.22 to $10.28	25,945	(c)	1.45% to 2.40%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 2						
2005	1,432	$9.98 to $10.21	14,471	2.63	1.45% to 2.40%	-1.58% to -0.58%
2004	1,939	$10.14 to $10.27	19,803	0.10	1.45% to 2.40%	1.20% to 2.19%
2003	2,442	$10.02 to $10.05	24,501	(c)	1.45% to 2.40%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 3						
2005	4,182	$9.73 to $9.92	41,138	1.97	1.45% to 2.40%	-1.62% to -0.70%
2004	5,491	$9.89 to $9.99	54,614	-	1.45% to 2.40%	-1.00% to -0.10%
2003	196	$10.00	1,965	(c)	0.95% to 1.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 4						
2005	569	$10.21 to $10.39	5,868	1.74	1.45% to 2.40%	-1.16% to -0.19%
2004	788	$10.33 to $10.41	8,173	(d)	1.45% to 2.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 5						
2005	374	$10.46 to $10.62	$ 3,957	0.98 %	1.45% to 2.40%	0.19% to 1.14%
2004	422	$10.44 to $10.50	4,428	(d)	1.45% to 2.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 6						
2005	6,780	$10.08 to $10.21	68,984	0.38	1.45% to 2.40%	0.20% to 1.19%
2004	8,740	$10.06 to $10.09	88,090	(d)	1.45% to 2.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 7						
2005	4,298	$9.99 to $10.09	43,222	0.06	1.45% to 2.40%	-0.10% to 0.90%
2004	5,702	$10.00	57,015	(d)	0.95% to 1.90%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 8						
2005	3,197	$10.05 to $10.12	32,287	(e)	1.45% to 2.40%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 9						
2005	2,337	$9.94 to $10.00	23,302	(e)	1.45% to 2.40%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 10						
2005	2,176	$9.96 to $10.00	$ 21,698	(e) %	1.45% to 2.40%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 11						
2005	2,425	$10.01 to $10.02	24,279	(e)	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Global Science and Technology Portfolio - Class I						
2005	2,617	$3.92 to $13.24	10,507	-	0.75% to 1.90%	9.56% to 10.87%
2004	2,857	$3.56 to $11.96	10,373	-	0.75% to 1.90%	-3.17% to -1.86%
2003	3,595	$3.66 to $12.23	13,372	-	0.75% to 1.90%	42.64% to 44.62%
2002	2,536	$2.55 to $2.67	6,564	-	0.75% to 1.90%	-42.40% to -41.72%
2001	2,631	$4.42 to $4.62	11,745	-	0.45% to 1.90%	-24.42% to -23.54%
ING VP Growth Portfolio - Class I						
2005	1,858	$5.77 to $16.14	23,711	0.68	0.75% to 1.90%	7.25% to 8.61%
2004	2,380	$5.38 to $14.86	28,081	0.12	0.75% to 1.90%	5.25% to 6.37%
2003	2,874	$5.11 to $13.97	32,091	-	0.75% to 1.90%	27.75% to 29.46%
2002	3,203	$4.00 to $10.80	28,286	-	0.75% to 1.90%	-30.30% to -29.47%
2001	4,148	$5.73 to $15.31	52,088	12.13	0.45% to 2.25%	-28.45% to -27.61%
ING VP Index Plus LargeCap Portfolio - Class I						
2005	9,069	$8.14 to $20.22	161,314	1.24	0.75% to 1.90%	3.43% to 4.62%
2004	10,827	$7.87 to $19.33	182,362	1.01	0.75% to 2.25%	8.40% to 9.77%
2003	12,166	$7.26 to $17.61	186,926	1.03	0.75% to 2.25%	23.89% to 25.16%
2002	13,185	$5.86 to $14.07	154,417	0.24	0.45% to 2.25%	-23.02% to -21.88%
2001	15,160	$7.62 to $18.06	224,762	4.07	0.45% to 2.25%	-15.27% to -5.62%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap Portfolio - Class I						
2005	859	$16.06 to $22.30	$ 18,302	0.44 %	0.75% to 1.50%	9.52% to 10.34%
2004	944	$14.59 to $20.23	18,233	0.40	0.75% to 1.50%	14.85% to 15.72%
2003	901	$12.63 to $17.49	15,032	0.44	0.75% to 1.50%	30.49% to 31.40%
2002	925	$12.33 to $13.31	11,779	0.50	0.45% to 1.50%	-13.40% to -12.49%
2001	631	$14.24 to $15.26	9,214	6.54	0.45% to 1.50%	-2.80% to 12.09%
ING VP Index Plus SmallCap Portfolio - Class I						
2005	614	$15.33 to $17.45	9,917	0.31	0.75% to 1.50%	6.09% to 6.79%
2004	592	$14.45 to $16.34	8,963	0.14	0.75% to 1.50%	20.22% to 21.21%
2003	538	$12.02 to $13.49	6,712	0.16	0.75% to 1.50%	34.15% to 35.13%
2002	464	$8.96 to $9.99	4,275	0.19	0.75% to 1.50%	-14.50% to -13.86%
2001	225	$10.48 to $11.60	2,411	3.71	0.45% to 1.50%	0.87% to 1.64%
ING VP International Equity Portfolio - Class I						
2005	1,463	$8.00 to $11.31	17,086	0.92	0.75% to 1.90%	14.61% to 16.00%
2004	1,353	$6.98 to $9.75	13,340	1.15	0.75% to 1.90%	14.99% to 16.21%
2003	993	$6.07 to $8.39	8,924	0.89	0.75% to 1.90%	29.42% to 31.09%
2002	836	$4.69 to $6.40	5,228	0.22	0.75% to 1.90%	-28.07% to -27.23%
2001	954	$6.51 to $8.79	7,991	0.12	0.45% to 2.25%	-25.34% to -24.45%
ING VP Small Company Portfolio - Class I						
2005	3,533	$11.60 to $25.23	72,337	0.14	0.75% to 1.90%	8.21% to 9.46%
2004	4,382	$10.72 to $23.05	82,870	0.28	0.75% to 1.90%	12.13% to 13.55%
2003	4,826	$9.56 to $20.30	80,458	0.24	0.75% to 1.90%	34.84% to 36.42%
2002	4,213	$7.09 to $14.88	52,158	0.52	0.45% to 1.90%	-24.69% to -23.57%
2001	3,814	$9.41 to $19.53	62,576	3.89	0.45% to 2.25%	0.50% to 3.22%
ING VP Value Opportunity Portfolio - Class I						
2005	684	$12.96 to $19.87	12,906	1.88	0.75% to 1.50%	5.44% to 6.20%
2004	909	$12.23 to $18.71	16,285	0.82	0.75% to 1.50%	8.48% to 9.35%
2003	1,131	$11.21 to $17.11	18,645	0.76	0.75% to 1.50%	22.79% to 23.63%
2002	1,272	$9.36 to $13.84	17,001	0.44	0.45% to 1.50%	-27.07% to -26.30%
2001	1,441	$12.75 to $18.83	26,362	5.21	0.45% to 1.50%	-10.97% to 0.58%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Value Opportunity Portfolio - Class S						
2005	145	$9.93 to $9.94	$ 1,436	(e) %	0.95% to 1.90%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Financial Services Portfolio - Class I						
2005	11	$11.83 to $11.93	126	(e)	0.75% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP International Value Portfolio - Class I						
2005	304	$12.68 to $14.33	3,967	2.79	0.75% to 1.50%	7.82% to 8.62%
2004	247	$11.76 to $13.22	2,980	1.29	0.75% to 1.50%	15.63% to 16.51%
2003	115	$10.17 to $11.37	1,199	1.60	0.75% to 1.50%	15.86% to 29.02%
2002	49	$7.95 to $8.83	404	(b)	0.75% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP MidCap Opportunities Portfolio - Class I						
2005	33	$11.21 to $11.46	379	-	0.75% to 1.25%	9.05% to 9.56%
2004	32	$10.28 to $13.84	340	-	0.75% to 1.25%	10.18% to 10.69%
2003	96	$9.33 to $9.45	905	-	0.75% to 1.25%	34.83% to 35.58%
2002	11	$6.89 to $6.97	76	(b)	0.75% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP MidCap Opportunities Portfolio - Class S						
2005	1,074	$9.66 to $10.10	10,674	-	0.95% to 1.90%	8.05% to 9.07%
2004	1,180	$8.94 to $9.26	10,784	-	0.95% to 1.90%	9.02% to 10.11%
2003	818	$8.20 to $8.41	6,818	-	0.95% to 1.90%	34.21% to 35.43%
2002	418	$6.11 to $6.21	2,583	-	0.95% to 1.90%	-27.40% to -26.70%
2001	102	$8.42 to $8.48	865	(a)	0.95% to 1.90%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Real Estate Portfolio - Class I						
2005	152	$15.43 to $15.55	$ 2,360	3.04 %	0.75% to 1.25%	11.17% to 11.63%
2004	86	$13.88 to $13.93	1,193	(d)	0.75% to 1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP SmallCap Opportunities Portfolio - Class I						
2005	11	$8.00 to $13.81	88	-	0.75% to 1.25%	7.82% to 8.34%
2004	128	$7.42 to $12.78	970	-	0.75% to 1.25%	8.80% to 9.42%
2003	202	$6.78 to $11.71	1,392	-	0.75% to 1.50%	36.95% to 37.45%
2002	12	$4.98 to $5.02	58	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP SmallCap Opportunities Portfolio - Class S						
2005	810	$7.28 to $7.62	6,065	-	0.95% to 1.90%	6.74% to 7.78%
2004	765	$6.82 to $7.07	5,342	-	0.95% to 1.90%	7.91% to 8.94%
2003	704	$6.32 to $6.49	4,528	-	0.95% to 1.90%	35.62% to 37.21%
2002	376	$4.66 to $4.73	1,772	-	0.95% to 1.90%	-44.82% to -44.28%
2001	151	$8.44 to $8.50	1,280	(a)	0.95% to 1.90%	(a)
ING VP Balanced Portfolio - Class I						
2005	6,847	$10.08 to $27.78	174,465	2.33	0.75% to 1.90%	2.34% to 3.50%
2004	7,519	$9.85 to $26.84	189,559	2.00	0.75% to 2.25%	7.30% to 8.58%
2003	6,962	$9.18 to $24.72	172,818	1.94	0.75% to 2.25%	16.65% to 18.00%
2002	7,046	$7.87 to $26.80	148,868	1.07	0.45% to 2.25%	-12.01% to -10.71%
2001	8,277	$8.94 to $30.01	189,948	5.84	0.45% to 2.25%	-6.04% to 0.46%
ING VP Intermediate Bond Portfolio - Class I						
2005	7,208	$11.62 to $20.25	130,583	3.70	0.75% to 1.90%	1.18% to 2.38%
2004	7,665	$11.37 to $19.78	137,880	7.97	0.75% to 2.25%	2.91% to 4.11%
2003	8,243	$10.94 to $19.00	143,435	1.80	0.75% to 2.25%	4.22% to 5.51%
2002	9,939	$11.86 to $18.01	164,563	3.25	0.75% to 2.25%	6.28% to 7.53%
2001	9,525	$11.16 to $16.75	144,459	6.51	0.45% to 2.25%	6.67% to 7.93%

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Money Market Portfolio - Class I						
2005	17,339	$10.21 to $14.83	$ 214,217	1.08 %	0.75% to 1.90%	1.09% to 2.21%
2004	15,367	$10.10 to $14.51	192,781	1.13	0.75% to 2.25%	-0.88% to 0.35%
2003	13,149	$10.02 to $14.46	173,894	1.89	0.75% to 2.25%	-1.07% to 0.14%
2002	19,939	$10.30 to $14.44	262,556	3.85	0.75% to 2.25%	-0.31% to 0.86%
2001	22,423	$10.33 to $48.45	293,027	4.69	0.45% to 2.25%	1.33% to 3.16%
ING VP Natural Resources Trust						
2005	199	$18.44 to $24.79	4,803	0.03	0.75% to 1.50%	40.71% to 41.82%
2004	111	$16.41 to $17.48	1,861	0.95	0.75% to 1.50%	11.03% to 11.76%
2003	116	$14.78 to $15.64	1,732	-	0.75% to 1.50%	28.52% to 29.58%
2002	135	$11.48 to $12.07	1,567	0.19	0.75% to 1.50%	-3.56% to -2.83%
2001	166	$11.90 to $12.42	2,003	-	0.45% to 1.50%	-17.19% to -16.57%
Janus Aspen Series Balanced Portfolio - Institutional Shares						
2005	1	$28.25	19	-	0.75%	7.17%
2004	9,164	$9.95 to $27.77	156,790	2.08	0.75% to 1.90%	6.53% to 7.72%
2003	11,471	$9.34 to $25.95	186,531	2.17	0.75% to 1.90%	-46.48% to 13.18%
2002	13,695	$8.35 to $23.08	197,825	2.41	0.45% to 1.90%	-8.22% to 109.99%
2001	15,239	$9.10 to $25.02	240,241	2.63	0.45% to 1.90%	-6.53% to -5.42%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares						
2005	1	$21.64	11	-	0.75%	1.22%
2004	794	$11.46 to $21.38	15,748	5.17	0.75% to 1.50%	2.40% to 3.19%
2003	1,144	$11.13 to $20.72	22,158	4.66	0.75% to 1.50%	4.82% to 5.61%
2002	1,538	$12.85 to $19.62	28,392	4.45	0.45% to 1.50%	8.83% to 9.98%
2001	1,415	$11.72 to $17.89	23,940	5.95	0.45% to 1.50%	-0.78% to 6.93%
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares						
2005	-	$18.09 to $19.42	7	-	0.75% to 1.50%	2.73% to 3.52%
2004	6,667	$5.85 to $21.12	84,481	0.13	0.75% to 1.90%	2.45% to 3.70%
2003	8,493	$5.71 to $20.49	105,326	0.08	0.75% to 1.90%	29.19% to 30.80%
2002	10,142	$4.42 to $15.78	98,503	-	0.45% to 1.90%	-27.91% to -26.84%
2001	13,150	$6.13 to $21.78	176,779	0.26	0.45% to 2.25%	-26.17% to -25.27%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares						
2005	-	$22.50 to $24.16	$ 6	- %	0.75% to 1.50%	10.62% to 11.44%
2004	7,231	$4.59 to $21.68	94,264	-	0.75% to 1.90%	18.30% to 19.85%
2003	7,749	$3.88 to $18.09	88,717	-	0.75% to 1.90%	32.77% to 34.10%
2002	8,940	$2.92 to $15.64	77,233	-	0.45% to 1.90%	-29.31% to -28.26%
2001	11,480	$4.14 to $21.80	141,806	-	0.45% to 1.90%	-40.61% to -39.88%
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares						
2005	-	$22.62	6	-	0.75%	5.11%
2004	10,934	$5.95 to $23.00	154,245	0.94	0.75% to 1.90%	2.76% to 3.96%
2003	13,736	$5.79 to $22.26	190,923	1.05	0.75% to 1.90%	21.64% to 23.07%
2002	17,171	$4.76 to $18.46	198,280	0.84	0.45% to 1.90%	-26.92% to -25.84%
2001	20,979	$6.51 to $24.89	331,396	0.44	0.45% to 2.25%	-23.92% to -22.98%
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC						
2005	668	$11.40 to $14.01	7,859	1.05	0.75% to 1.50%	1.69% to 2.52%
2004	591	$11.21 to $13.69	6,773	1.07	0.75% to 1.50%	10.99% to 11.78%
2003	303	$10.10 to $12.27	3,110	1.02	0.75% to 1.50%	29.43% to 30.09%
2002	54	$7.85 to $7.91	422	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC						
2005	434	$13.28 to $16.06	5,924	0.52	0.75% to 1.50%	6.67% to 7.43%
2004	292	$12.45 to $14.98	3,732	0.40	0.75% to 1.50%	22.18% to 23.12%
2003	117	$10.19 to $12.20	1,217	0.66	0.75% to 1.50%	3.85% to 23.87%
2002	55	$8.38 to $9.87	474	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
MFS® Strategic Income Series						
2005	148	$13.84 to $14.05	2,057	7.02	1.25% to 1.40%	0.44% to 0.64%
2004	181	$13.78 to $13.96	2,503	5.05	1.25% to 1.40%	6.25% to 6.32%
2003	194	$12.97 to $13.13	2,524	5.90	1.25% to 1.40%	8.81% to 9.05%
2002	228	$11.92 to $12.04	2,720	2.91	1.25% to 1.40%	6.89% to 7.05%
2001	156	$11.15 to $11.25	1,742	3.89	0.85% to 1.40%	3.28% to 3.44%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Aggressive Growth Fund/VA						
2005	2,781	$5.20 to $16.97	$ 32,591	- %	0.95% to 1.90%	10.32% to 11.25%
2004	3,156	$4.71 to $15.29	32,874	-	0.95% to 1.90%	17.46% to 18.63%
2003	3,313	$4.01 to $12.93	29,115	-	0.95% to 1.90%	23.01% to 24.42%
2002	3,447	$3.26 to $10.43	23,930	0.67	0.95% to 1.90%	-29.17% to -28.48%
2001	4,063	$4.60 to $14.62	40,449	15.39	0.50% to 2.25%	-32.58% to -31.92%
Oppenheimer Global Securities Fund/VA						
2005	3	$21.20	72	2.12	0.75%	13.49%
2004	2,073	$15.03 to $23.47	43,720	1.17	0.75% to 1.50%	17.37% to 18.23%
2003	1,634	$12.73 to $19.94	29,539	0.55	0.75% to 1.50%	40.97% to 41.96%
2002	1,174	$10.74 to $14.12	15,177	0.57	0.75% to 1.50%	-23.30% to -22.72%
2001	977	$14.01 to $18.36	16,403	12.79	0.75% to 1.50%	-13.36% to -12.70%
Oppenheimer Main Street Fund®/VA						
2005	4,588	$8.60 to $14.43	58,462	1.38	0.95% to 1.90%	3.99% to 4.98%
2004	5,694	$8.27 to $13.79	68,396	0.85	0.80% to 2.25%	7.40% to 8.45%
2003	5,799	$7.70 to $12.76	65,121	0.86	0.95% to 2.25%	24.19% to 25.42%
2002	5,617	$6.20 to $10.19	48,801	0.77	0.95% to 2.25%	-20.34% to -19.57%
2001	6,141	$7.78 to $12.71	65,709	0.53	0.50% to 2.25%	-11.87% to -11.02%
Oppenheimer Main Street Small Cap Fund®/VA						
2005	3	$11.72 to $11.76	41	(e)	0.75% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Oppenheimer Strategic Bond Fund/VA						
2005	-	$14.75	1	9.35	0.75%	1.86%
2004	3,938	$13.17 to $15.49	58,634	4.61	0.75% to 2.25%	6.66% to 7.90%
2003	3,027	$12.23 to $14.43	42,500	6.13	0.75% to 2.25%	15.80% to 17.10%
2002	2,737	$10.76 to $12.38	32,735	7.25	0.75% to 2.25%	5.40% to 6.64%
2001	2,585	$10.21 to $11.67	28,892	6.16	0.50% to 2.25%	2.84% to 4.06%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
PIMCO Real Return Portfolio - Admin Class						
2005	139	$10.87 to $10.96	$ 1,526	3.42 %	0.75% to 1.25%	1.29%
2004	48	$10.82	522	(d)	0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Equity Income VCT Portfolio - Class I						
2005	361	$11.48 to $13.95	4,265	2.67	0.75% to 1.50%	4.17% to 4.95%
2004	140	$11.02 to $13.32	1,581	2.07	0.75% to 1.50%	14.67% to 15.53%
2003	26	$9.61 to $11.55	253	2.46	0.75% to 1.50%	21.03% to 21.61%
2002	19	$7.99 to $8.05	153	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Pioneer Fund VCT Portfolio - Class I						
2005	7	$10.61 to $10.85	81	1.50	0.75% to 1.25%	4.84% to 5.44%
2004	5	$10.12 to $10.29	52	-	0.75% to 1.25%	9.88% to 10.41%
2003	-	$9.21 to $9.32	4	0.58	0.75% to 1.25%	22.79%
2002	-	$7.59	1	(b)	0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Pioneer High Yield VCT Portfolio - Class I						
2005	12	$10.81	133	6.30	0.75%	1.22%
2004	20	$10.68	216	(d)	0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Mid Cap Value VCT Portfolio - Class I						
2005	273	$15.07 to $17.02	4,234	0.32	0.75% to 1.50%	6.28% to 7.08%
2004	220	$14.18 to $15.93	3,193	0.31	0.75% to 1.50%	20.27% to 21.25%
2003	62	$11.79 to $13.17	739	0.14	0.75% to 1.50%	35.85% to 36.36%
2002	3	$8.73 to $8.80	30	(b)	0.75% to 1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Wanger Select						
2005	44	$12.45 to $12.55	$ 554	- %	0.75% to 1.25%	9.61%
2004	22	$11.45	249	(d)	0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Wanger U.S. Smaller Companies						
2005	43	$12.72 to $12.82	552	-	0.75% to 1.25%	10.42%
2004	8	$11.61	97	(d)	0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

(a)   As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.

(b)   As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

(c)   As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

(d)   As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(e)   As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense risk charge, plus annual administrative charges and other contract charges, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 24, 2006

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

| | | Year Ended December 31, | |
	2005	2004	2003
Revenue:			
Net investment income	$ 1,035.7	$ 998.2	$ 980.9
Fee income	481.4	453.7	396.7
Premiums	43.2	38.5	50.1
Net realized capital gains	22.0	10.8	50.6
Other income	7.7	1.9	(0.9)
Total revenue	1,590.0	1,503.1	1,477.4
Benefits and expenses:			
Interest credited and other benefits to contractowners	739.6	739.4	770.1
Operating expenses	443.0	394.0	383.9
Amortization of deferred policy acquisition cost and value of business acquired	159.9	127.4	106.5
Interest expense	1.6	0.6	1.2
Total benefits and expenses	1,344.1	1,261.4	1,261.7
Income before income taxes	245.9	241.7	215.7
Income tax expense	1.4	42.4	61.1
Net income	$ 244.5	$ 199.3	$ 154.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2005	**2004**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $16,749.5 at 2005 and $16,684.7 at 2004)	$ 16,740.5	$ 17,151.3
Equity securities, available-for-sale, at fair value		
(cost of $166.9 at 2005 and $153.9 at 2004)	170.1	162.6
Mortgage loans on real estate	1,396.0	1,090.2
Policy loans	262.4	262.7
Other investments	144.6	86.3
Securities pledged		
(amortized cost of $1,260.8 at 2005 and $1,258.8 at 2004)	1,247.6	1,274.3
Total investments	19,961.2	20,027.4
Cash and cash equivalents	212.5	187.1
Short-term investments under securities loan agreement	318.1	219.5
Accrued investment income	203.6	182.0
Reinsurance recoverable	2,796.7	2,901.3
Deferred policy acquisition costs	512.4	414.5
Value of business acquired	1,294.4	1,365.2
Notes receivable from affiliate	175.0	175.0
Due from affiliates	149.6	38.3
Other assets	66.5	69.8
Assets held in separate accounts	35,899.8	33,310.5
Total assets	$ 61,589.8	$ 58,890.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2005	2004
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 20,932.8	$ 20,885.3
Payables for securities purchased	3.1	25.1
Payables under securities loan agreement	318.1	219.5
Borrowed money	941.1	1,057.4
Due to affiliates	63.8	61.8
Current income taxes	46.9	82.6
Deferred income taxes	183.3	209.3
Other liabilities	301.5	314.9
Liabilities related to separate accounts	35,899.8	33,310.5
Total liabilities	58,690.4	56,166.4
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50 per share value)	2.8	2.8
Additional paid-in capital	4,579.6	4,576.5
Accumulated other comprehensive (loss) income	(5.3)	67.1
Retained earnings (deficit)	(1,677.7)	(1,922.2)
Total shareholder's equity	2,899.4	2,724.2
Total liabilities and shareholder's equity	$ 61,589.8	$ 58,890.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2002	$ 2.8	$ 4,416.5	$ 117.5	$ (2,274.0)	$ 2,262.8
Comprehensive income:					
Net income	-	-	-	154.6	154.6
Other comprehensive loss, net of tax:					
Change in net unrealized gain (loss) on securities ($(2.3) pretax)	-	-	(1.5)	-	(1.5)
Total comprehensive income					153.1
Contribution of capital	-	230.0	-	-	230.0
Balance at December 31, 2003	2.8	4,646.5	116.0	(2,119.4)	2,645.9
Comprehensive income:					
Net income	-	-	-	199.3	199.3
Other comprehensive loss, net of tax:					
Change in net unrealized gain (loss) on securities ($(53.8) pretax)	-	-	(32.2)	-	(32.2)
Minimum pension liability	-	-	(16.7)	-	(16.7)
Total comprehensive income					150.4
Dividends paid	-	(70.0)	-	-	(70.0)
Other	-	-	-	(2.1)	(2.1)
Balance at December 31, 2004	2.8	4,576.5	67.1	(1,922.2)	2,724.2
Comprehensive income:					
Net income	-	-	-	244.5	244.5
Other comprehensive loss net of tax:					
Change in net unrealized gain (loss) on securities ($(108.4) pretax)	-	-	(77.5)	-	(77.5)
Minimum pension liability ($(1.1) pretax)	-	-	5.1	-	5.1
Total comprehensive income					172.1
Employee share-based payments	-	3.1	-	-	3.1
Balance at December 31, 2005	$ 2.8	$ 4,579.6	$ (5.3)	$ (1,677.7)	$ 2,899.4

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Year Ended December 31,	
	2005	2004	2003
Cash Flows from Operating Activities:			
Net income	$ 244.5	$ 199.3	$ 154.6
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired and sales inducements	(174.0)	(168.0)	(159.7)
Amortization of deferred policy acquisition costs,			
value of business acquired and sales inducements	165.8	134.3	106.5
Net accretion/decretion of discount/premium	115.5	155.9	198.9
Future policy benefits, claims reserves, and			
interest credited	634.2	621.7	706.1
Provision for deferred income taxes	11.1	46.2	22.1
Net realized capital gains	(22.0)	(10.8)	(50.6)
Depreciation	12.0	12.4	23.3
Change in:			
Accrued investment income	(21.6)	(3.1)	1.8
Reinsurance recoverable	104.6	51.0	31.0
Other receivable and assets accruals	6.0	34.1	(28.9)
Due to/from affiliates	(3.3)	(49.2)	88.8
Other payables and accruals	(47.4)	(12.1)	20.3
Other	3.1	(12.4)	-
Net cash provided by operating activities	1,028.5	999.3	1,114.2
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	19,232.3	26,791.6	29,981.6
Equity securities, available-for-sale	119.8	85.7	130.2
Mortgage loans on real estate	179.0	71.0	16.3
Acquisition of:			
Fixed maturities, available-for-sale	(19,435.9)	(26,789.3)	(31,955.4)
Equity securities, available-for-sale	(120.4)	(81.6)	(34.8)
Mortgage loans on real estate	(484.8)	(406.7)	(194.2)
Policy loans	0.3	7.6	26.0
Other investments	(43.6)	(28.9)	(22.4)
(Purchase)/sales of property and equipment, net	(14.2)	(11.7)	(5.2)
Loans to affiliates	-	(175.0)	-
Net cash used in investing activities	(567.5)	(537.3)	(2,057.9)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
	2005	2004	2003
Cash Flows from Financing Activities:			
Deposits received for investment contracts	2,024.2	2,089.9	2,296.6
Maturities and withdrawals from investment contracts	(2,237.5)	(1,910.4)	(1,745.5)
Short-term loans with affiliates	(106.0)	16.4	(41.4)
Short-term loans	(116.3)	(458.5)	196.5
Dividends paid to Parent	-	(70.0)	-
Contribution of capital from Parent	-	-	230.0
Net cash (used in) provided by financing activities	(435.6)	(332.6)	936.2
Net increase (decrease) in cash and cash equivalents	25.4	129.4	(7.5)
Cash and cash equivalents, beginning of year	187.1	57.7	65.2
Cash and cash equivalents, end of year	$ 212.5	$ 187.1	$ 57.7
Supplemental cash flow information:			
Income taxes paid, net	$ 27.7	$ 3.2	$ 29.8
Interest paid	$ 32.0	$ 22.8	$ 32.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiary (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in the District of Columbia and all states.

The consolidated financial statements include ILIAC and its wholly-owned subsidiary, ING Financial Advisers, LLC ("IFA"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 31, 2005, ILIAC's subsidiary, ING Insurance Company of America ("IICA"), merged with and into ILIAC. As of the merger date, IICA ceased to exist and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC, as IICA was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations), and corporate markets. The Company's products generally are distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

The Company offers deferred and immediate (payout annuities) annuity contracts. These products include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds, and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

The Company has one operating segment, ING U.S. Financial Services, which offers the products described above.

Recently Adopted Accounting Standards

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.

Step 2: Evaluate whether an impairment is other-than-temporary.

Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 for steps two and three of the impairment model introduced.

On November 3, 2005, the FASB issued FSP Statement of Financial Accounting Standard ("FAS") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of EITF 03-1.

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

FSP FAS No. 115-1 is effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. The Company recognized impairment losses of $5.7 for the year ended December 31, 2005, related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value. The required disclosures are included in the Investments footnote.

Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights

In June 2005, the EITF reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46(R): "Consolidation of Variable Interest Entities" ("FIN 46(R)"). EITF 04-5 was effective immediately for all new limited partnerships formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all other limited partnerships at the commencement of the first reporting period beginning after December 15, 2005.

EITF 04-5 had no impact on ILIAC as of December 31, 2005, as the Company's investments in limited partnerships are generally considered variable interest entities under FIN 46(R), and are accounted for using the cost or equity method of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Consolidated Balance Sheets.

Share-Based Payment

In December 2004, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first annual period beginning after June 15, 2005 for registrants. FAS No. 123R provides two transition methods, modified-prospective and modified- retrospective.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123").

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated. Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, as permitted by FAS No.123. No stock based employee compensation cost was recognized in the Consolidated Statement of Operations during 2004, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2005 and 2004 were those of ING, the Company's ultimate parent. As a result of adopting FAS No. 123R, the Company's net income for the year ended December 31, 2005, is $2.0 lower than if it had continued to account for share-based payments under APB 25. The fair value of shares granted during 2005 was $2.6 as of December 31, 2005, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes of valuation methodologies as a result of the adoption of FAS No. 123R.

Accounting for Derivative Instruments and Hedging Activities

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"), issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements, as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index, may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The adoption of FIN 46R had no impact on the Company's financial statements. The Company held investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8.5 billion as of December 31, 2005 and 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2005 and 2004 of $8.6 billion and $8.4 billion, respectively, represents the maximum exposure to loss on the investments in VIEs. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

New Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133. Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
- Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006.   The Company is in the process of determining the impact of FAS No. 155.

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract.   Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage, that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is in the process of determining the impact of adoption of SOP 05-1.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications (see Reclassification and Changes to Prior Year Presentation footnote).

During 2005, the Company revised the financial statement presentation for derivatives and certain revenues related to annuity contracts (see Derivatives and Revenue Recognition below).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in Shareholder's equity, after

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

adjustment for related changes in experience-rated contract allocations, deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains and losses on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of deferred acquisition costs and related income taxes.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

Fair values for fixed maturities are obtained from independent pricing services or broker-dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains. At December 31, 2005 and 2004, the Company had no allowance for mortgage loan credit losses.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

Derivative instruments are reported at fair value and are obtained internally from the derivative accounting system. The system uses key financial data, such as yield curves exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offering Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. Reverse repurchase agreements are included in cash and cash equivalent on the Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit market and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also purchases options and futures on equity indexes to reduce and manage risks associated with its annuity products. Open derivative contracts are included in Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

During the fourth quarter of 2005, the Company revised the financial statement presentation of derivatives. Previously, asset balances and liability balances on open derivative contracts were netted and recorded in Other investments on the Balance Sheet. The Company now reports derivatives with asset balances in Other investments and derivatives with liability balances in Other liabilities. In addition, changes in the fair value of certain derivatives were previously recorded in Net investment income in the Statements of Operations. The total change in fair value of the derivatives is now reported in Net realized capital gains (losses). These revisions resulted in an increase in Other investments and Other liabilities of $29.5 and $27.2 at December 31, 2004 and 2003, respectively, as well as a reclassification of $(14.4) and $(11.9) from Net investment income to Net realized capital gains and losses at December 31, 2004 and 2003, respectively.

The Company also had investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains and losses in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

For FAS No. 97 products, changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking") retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits less charges and withdrawals, plus credited interest thereon. Reserves interest rates vary by product and ranged from 1.5% to 7.8% for the years ended 2005, 2004, and 2003. Certain reserves also include unrealized gains and losses related to investments and unamortized realized gains and losses on investments for experience-rated contracts. Reserves on experienced rated contracts reflect the rights of contractowners, plan participants, and the Company. Reserves for group immediate annuities without life contingency payouts are equal to the discount value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, annuity type, year of issue, and policy duration. For the years 2005, 2004, and 2003, reserve interest rates ranged from 4.9% to 5.2%.

The Company's domestic individual life insurance business was sold on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuity contracts offer guaranteed minimum death benefits ("GMDB"). The GMDB is provided in the event the customer's account value at death is below the guaranteed value and is included in reserves.

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

During 2005, the Company revised the Statement of Operations for the year ended December 31, 2003 to reflect the proper presentation of revenue related to annuity contracts. This revision resulted in a reclassification of $46.7 from Net investment income to Interest credited and other benefits to contractowners.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant under a contract in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains and losses of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2005 and 2004, unrealized gains of $8.3 and $7.3, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit rating of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.8 billion and $2.9 billion at December 31, 2005 and 2004, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (see the Reinsurance footnote).

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, as of December 31, 2005, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government				
agencies and authorities	$ 504.1	$ 0.6	$ 8.4	$ 496.3
State, municipalities, and political				
subdivisions	40.0	0.5	0.9	39.6
U.S. corporate securities:				
Public utilities	1,260.3	24.1	16.8	1,267.6
Other corporate securities	5,981.9	109.8	89.7	6,002.0
Total U.S. corporate securities	7,242.2	133.9	106.5	7,269.6
Foreign securities:				
Government	704.4	30.0	7.7	726.7
Other	1,815.5	41.8	28.8	1,828.5
Total foreign securities	2,519.9	71.8	36.5	2,555.2
Residential mortgage-backed securities	4,453.7	33.6	98.9	4,388.4
Commercial mortgaged-backed securities	2,099.1	29.7	27.0	2,101.8
Other asset-backed securities	1,151.3	5.8	19.9	1,137.2
Total fixed maturities, including				
fixed maturities pledged	18,010.3	275.9	298.1	17,988.1
Less: fixed maturities pledged	1,260.8	5.2	18.4	1,247.6
Total fixed maturities	16,749.5	270.7	279.7	16,740.5
Equity securities	166.9	4.4	1.2	170.1
Total investments, available-for-sale	$ 16,916.4	$ 275.1	$ 280.9	$ 16,910.6

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, as of December 31, 2004, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government				
agencies and authorities	$ 197.3	$ 0.9	$ 0.9	$ 197.3
State, municipalities, and political				
subdivisions	32.1	0.2	0.9	31.4
U.S. corporate securities:				
Public utilities	1,207.6	50.0	5.0	1,252.6
Other corporate securities	5,846.5	275.0	25.4	6,096.1
Total U.S. corporate securities	7,054.1	325.0	30.4	7,348.7
Foreign securities:				
Government	660.2	33.9	3.1	691.0
Other	1,656.4	78.4	6.1	1,728.7
Total foreign securities	2,316.6	112.3	9.2	2,419.7
Residential mortgage-backed securities	5,497.6	65.6	58.2	5,505.0
Commercial mortgaged-backed securities	1,491.2	73.2	4.4	1,560.0
Other asset-backed securities	1,354.6	22.6	13.7	1,363.5
Total fixed maturities, including fixed				
maturities pledged to creditors	17,943.5	599.8	117.7	18,425.6
Less: fixed maturities pledged	1,258.8	18.0	2.5	1,274.3
Total fixed maturities	16,684.7	581.8	115.2	17,151.3
Equity securities	153.9	9.2	0.5	162.6
Total investments, available-for-sale	$ 16,838.6	$ 591.0	$ 115.7	$ 17,313.9

At December 31, 2005 and 2004, net unrealized (depreciation) appreciation of $(19.0) and $490.8, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $(48.6) and $357.5, respectively, related to experience-rated contracts, which were not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements(Dollar amount in millions, unless otherwise stated)

Unrealized losses in fixed maturities at December 31, 2005, were primarily related to interest rate movement or spread widening and to mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized losses by duration and reason, along with the carrying amount of fixed maturities, including fixed maturities pledged to creditors in unrealized loss positions at December 31, 2005 and 2004.

2005	Less than Six Months	More than Six Months and less than Twelve Months	More than Twelve Months	Total
Interest rate or spread widening	$ 55.7	$ 33.9	$ 62.7	$ 152.3
Mortgage and other asset-backed securities	46.7	43.1	56.0	145.8
Total unrealized loss	$ 102.4	$ 77.0	$ 118.7	$ 298.1
Fair value	$ 5,936.2	$ 2,790.7	$ 2,643.6	$ 11,370.5
2004				
Interest rate or spread widening	$ 9.5	$ 16.3	$ 15.6	$ 41.4
Mortgage and other asset-backed securities	28.3	18.4	29.6	76.3
Total unrealized loss	$ 37.8	$ 34.7	$ 45.2	$ 117.7
Fair value	$ 3,319.0	$ 1,795.0	$ 960.5	$ 6,074.5

Of the unrealized losses aged more than twelve months, the average market value of the related fixed maturities is 96% of the average book value. In addition, this category includes 515 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2005.

Overall, there has been an increase in unrealized losses from December 31, 2004 to December 31, 2005. This increase is largely caused by an increase in interest rates, which tends to have a negative market value impact on fixed maturity securities. In accordance with FSP FAS No. 115-1, the Company considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As a part of this testing, the Company determines whether or not it has the ability and intent to retain the investments for a period of time sufficient to allow for recovery in fair value.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2005, are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 376.8	$ 376.3
After one year through five years	3,731.8	3,702.1
After five years through ten years	4,644.3	4,648.5
After ten years	1,553.3	1,633.8
Mortgage-backed securities	6,552.8	6,490.2
Other asset-backed securities	1,151.3	1,137.2
Less: fixed maturities pledged	1,260.8	1,247.6
Fixed maturities, excluding fixed maturities pledged	$ 16,749.5	$ 16,740.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2005 or 2004.

At December 31, 2005 and 2004, fixed maturities with fair values of $11.0 and $10.9, respectively, were on deposit as required by regulatory authorities.

The Company has various categories of commercial mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2005 and 2004, approximately 1.2% and 4.1%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements. At December 31, 2005 and 2004, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $1,247.6 and $1,274.3, respectively. The repurchase obligation related to dollar rolls and repurchase agreements totaled $941.1 and $1,057.4 at December 31, 2005 and 2004, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company also engages in reverse repurchase agreements. At December 31, 2005, the carrying value of the securities in reverse repurchase agreements was $32.8. No amounts were engaged in reverse repurchase agreements during the year ended December 31, 2004.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2005 and 2004. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2005, 2004, and 2003:

	2005		2004		2003	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 3.9	15	$ -	-	$ 6.2	4
Residential mortgage-backed	44.7	82	13.5	53	88.2	83
Foreign	0.3	1	-	-	-	-
U.S. Treasuries/Agencies	0.1	2	-	-	-	-
Equity securities	-	-	-	-	- *	2
Limited partnerships	-	-	-	-	2.0	1
Total	$ 49.0	100	$ 13.5	53	$ 96.4	90

[1] Primarily U.S. denominated

* Less than $0.1

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The above schedule includes $5.7 in anticipated disposition write-downs related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value, based upon the implementation of FSP FAS No. 115-1. The following table summarizes these write-downs recognized by type for the year ended December 31, 2005:

	2005	
	Impairment	**No. of Securities**
U.S. corporate	$ 2.3	13
Residential mortgaged-backed	3.3	2
U.S. Treasuries/Agencies	0.1	2
Total	$ 5.7	$ 17

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2005 and 2004 was $470.8 and $125.0, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed income securities or cost for equity securities. In certain situations new factors such as negative developments and subsequent credit deterioration can subsequently change the Company's previous intent to continue holding a security.

Because of rising interest rates, continued asset-liability management strategies and on-going comprehensive reviews of the Company's portfolios, changes were made in the fourth quarter of 2005 to the Company's strategic asset allocations. In addition, the Company also pursued yield enhancement strategies. These changes primarily resulted in anticipated disposition write-downs totaling $5.7 of certain securities with unrealized loss positions due to a change in intent as to whether to hold these securities until recovery.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Fixed maturities, available-for-sale	$ 978.9	$ 999.4	$ 997.4
Equity securities, available-for-sale	9.7	7.1	9.9
Mortgage loans on real estate	73.0	56.0	42.7
Policy loans	30.0	8.1	9.0
Short-term investments and cash equivalents	2.7	2.4	1.8
Other	37.3	9.6	10.6
Gross investment income	1,131.6	1,082.6	1,071.4
Less: investment expenses	95.9	84.4	90.5
Net investment income	$ 1,035.7	$ 998.2	$ 980.9

Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. Net realized capital gains (losses) on investments for the years ended December 31, 2005, 2004, and 2003, were as follows:

	2005	2004	2003
Fixed maturities, available-for-sale	$ 5.2	$ 51.8	$ 124.2
Equity securities, available-for-sale	12.4	9.9	3.4
Derivatives	13.7	(10.2)	(31.1)
Other	(0.3)	1.3	(2.0)
Less: allocation to experience-rated contracts	9.0	42.0	43.9
Pretax net realized capital gains	$ 22.0	$ 10.8	$ 50.6
After-tax net realized capital gains	$ 14.3	$ 7.0	$ 32.9

Net realized capital gains (losses) allocated to experience-rated contracts were deducted from net realized capital gains and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractowners were $240.3, $233.4, and $213.7, at December 31, 2005, 2004, and 2003, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses, excluding those related to experience-related contracts, were as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Proceeds on sales	$ 10,062.3	$ 10,236.3	$ 12,812.5
Gross gains	161.1	146.9	291.9
Gross losses	93.9	70.9	228.0

3.   **Financial Instruments**

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily derivatives) approximates the fair values of the assets. Derivatives are carried at fair value on the Consolidated Balance Sheets.

Investment contract liabilities (included in Future policy benefits and claim reserves):

   With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   Without a fixed maturity: Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's Consolidated Balance Sheets. Estimated fair values of separate account liabilities are equal to their carrying amount.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2005 and 2004, were as follows:

	2005		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale including securities pledged	$ 17,988.1	$ 17,988.1	$ 18,425.6	$ 18,425.6
Equity securities, available-for-sale	170.1	170.1	162.6	162.6
Mortgage loans on real estate	1,396.0	1,386.2	1,090.2	1,119.8
Policy loans	262.4	262.4	262.7	262.7
Cash, cash equivalents and short-term investments under securities loan agreement	530.6	530.6	406.6	406.6
Other investments	144.6	144.6	86.3	86.3
Assets held in separate accounts	35,899.8	35,899.8	33,310.5	33,310.5
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,772.7	1,886.3	2,106.0	2,028.2
Without a fixed maturity	14,936.4	14,896.0	13,884.9	13,845.6
Liabilities related to separate accounts	35,899.8	35,899.8	33,310.5	33,310.5

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Interest Rate Caps				
Interest rate caps are used to manage the interest				
rate risk in the Company's fixed maturities portfolio.				
Interest rate caps are purchased contracts that				
provide the Company with an annuity in an				
increasing interest rate environment.	$ 519.6	$ 527.8	$ 6.2	$ 5.9
Interest Rate Swaps				
Interest rate swaps are used to manage the interest				
rate risk in the Company's fixed maturities portfolio,				
as well as the Company's liabilities. Interest rate				
swaps represent contracts that require the exchange				
of cash flows at regular interim periods, typically				
monthly or quarterly.	2,060.0	1,766.0	10.3	2.1
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk				
of a change in the value, yield, or cash flow with				
respect to invested assets. Foreign exchange				
swaps represent contracts that require the				
exchange of foreign currency cash flows for				
U.S. dollar cash flows at regular interim periods,				
typically quarterly or semi-annually.	126.5	126.5	(23.7)	(28.4)

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss				
exposure with respect to certain assets that the				
Company owns, or to assume credit exposure to				
certain assets that the Company does not own.				
Payments are made to or received from the				
counterparty at specified intervals and amounts				
for the purchase or sale of credit protection.				
In the event of a default on the underlying credit				
exposure, the Company will either receive				
an additional payment (purchased credit				
protection) or will be required to make an additional				
payment (sold credit protection) equal to the notional				
value of the swap contract.	$ 70.5	$ -	$ (1.0)	$ -
Total Return Swaps				
Total return swaps are used to assume credit				
exposure to a referenced index or asset pool.				
The difference between different floating-rate				
interest amounts calculated by reference to an				
agreed upon notional principal amount is exchanged				
with other parties at specified intervals.	36.0	-	0.1	-
Swaptions				
Swaptions are used to manage interest rate risk in the				
Company's CMOB portfolio. Swaptions are contracts				
that give the Company the option to enter into an				
interest rate swap at a specific future date.	175.0	-	-	-
Embedded Derivatives				
The Company also has investments in certain fixed				
maturity instruments that contain embedded derivatives				
whose market value is at least partially determined by,				
among other things, levels of or changes in domestic				
and/or foreign interest rates (short- or long-term),				
exchange rates, prepayment rates, equity rates, or				
credit ratings/spreads.	NA*	NA*	(4.2)	(0.9)

*NA - not applicable.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity for the years ended December 31, 2005, 2004, and 2003, within DAC, was as follows:

Balance at January 1, 2003	$	229.8
Deferrals of commissions and expenses		98.1
Amortization:		
Amortization		(34.3)
Interest accrued at 5% - 7%		18.8
Net amortization included in the Consolidated Statements of Operations		(15.5)
Change in unrealized gains and losses on available -for-sale securities		(4.4)
Balance at December 31, 2003		308.0
Deferrals of commissions and expenses		123.5
Amortization:		
Amortization		(43.5)
Interest accrued at 5% - 7%		24.3
Net amortization included in the Consolidated Statements of Operations		(19.2)
Change in unrealized gains and losses on available -for-sale securities		2.2
Balance at December 31, 2004		414.5
Deferrals of commissions and expenses		123.1
Amortization:		
Amortization		(59.6)
Interest accrued at 5% - 7%		30.7
Net amortization included in the Consolidated Statements of Operations		(28.9)
Change in unrealized gains and losses on available -for-sale securities		3.7
Balance at December 31, 2005	$	512.4

The estimated amount of DAC to be amortized, net of interest, is $33.2, $32.8, $30.1, $27.8, and $26.7, for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Activity for the years ended December 31, 2005, 2004, and 2003, within VOBA, was as follows:

Balance at January 1, 2003	$	1,438.4
Deferrals of commissions and expenses		59.2
Amortization:		
Amortization		(183.2)
Interest accrued at 5% - 7%		92.2
Net amortization included in the Consolidated Statements of Operations		(91.0)
Change in unrealized gains and losses on available -for-sale securities		8.8
Balance at December 31, 2003		1,415.4
Deferrals of commissions and expenses		50.1
Amortization:		
Amortization		(200.5)
Interest accrued at 5% - 7%		92.3
Net amortization included in the Consolidated Statements of Operations		(108.2)
Change in unrealized gains and losses on available -for-sale securities		7.9
Balance at December 31, 2004		1,365.2
Deferrals of commissions and expenses		49.3
Amortization:		
Amortization		(219.4)
Interest accrued at 5% - 7%		88.4
Net amortization included in the Consolidated Statements of Operations		(131.0)
Change in unrealized gains and losses on available -for-sale securities		10.9
Balance at December 31, 2005	$	1,294.4

The estimated amount of VOBA to be amortized, net of interest, is $120.4, $107.0, $100.0, $96.2, and $92.9 for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC/VOBA

Amortization of DAC and VOBA increased in 2005 primarily due to increased gross profits, which were driven by higher fixed and variable margins because of higher asset volume, partially offset by higher expenses. The Company revised long-term separate account return and certain contractholder withdrawal behavior assumptions, as well as reflected current experience during 2005, resulting in a deceleration of amortization of DAC and VOBA of $11.7.

During 2004, DAC and VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments. The Company revised certain contractholder

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

withdrawal behavior assumptions for its products during 2004, resulting in a deceleration of amortization of DAC and VOBA of $5.7.

In 2003, the Company reset long-term assumptions for the separate account returns. The Company recorded a deceleration of amortization of $3.7, primarily due to improved market performance compared to expected.

5.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any dividends to Lion in 2003 and 2005. In March 2006, ILIAC paid a cash dividend of $131.0 to Lion.

ILIAC did not receive capital contributions from Lion in 2005 and 2004, and received $230.0 in capital contributions from Lion during 2003.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income was $221.6, $217.2, and $67.5, for the years ended December 31, 2005, 2004, and 2003, respectively. Statutory capital and surplus was $1,539.1 and $1,347.0 as of December 31, 2005 and 2004, respectively.

As of December 31, 2005, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2005, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $3.7 billion and $0.8, respectively. As of December 31, 2004, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4.4 billion and $0.7, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2005 and 2004 was $3.7 billion and $4.4 billion, respectively.

7.   Income Taxes

For taxable year 2005, ILIAC will file a consolidated federal income tax return with its (former) subsidiary, IICA. ILIAC's consolidated group filings with IICA for taxable year 2005 and prior taxable periods is governed by a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income tax expense (benefit) included in the financial statements are as follows for the years ended December 31, 2005, 2004, and 2003.

	2005		2004		2003
Current tax (benefit) expense:					
Federal	$ (10.5)	$	(3.8)	$	37.9
State	-		-		1.1
Total current tax (benefit) expense	(10.5)		(3.8)		39.0
Deferred tax expense:					
Federal	11.9		46.2		22.1
Total deferred tax expense	11.9		46.2		22.1
Total income tax expense	$ 1.4	$	42.4	$	61.1

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Income before income taxes and cumulative effect of change in accounting principle	$ 245.9	$ 241.7	$ 215.7
Tax rate	35.0%	35%	35%
Income tax at federal statutory rate	86.1	84.6	75.5
Tax effect of:			
State income tax, net of federal benefit	-	-	0.7
Dividend received deduction	(25.8)	(9.6)	(14.0)
IRS audit settlement	(58.2)	(33.0)	-
Transfer of mutual fund shares	-	-	-
Other	(0.7)	0.4	(1.1)
Income tax expense	$ 1.4	$ 42.4	$ 61.1

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2005 and 2004, are presented below:

	2005	2004
Deferred tax assets:		
Insurance reserves	$ 275.5	$ 286.4
Unrealized gains allocable to experience-rated contracts	17.0	125.1
Investments	23.3	-
Postemployment benefits	57.7	60.5
Compensation	37.6	35.5
Other	14.1	23.4
Total gross assets	425.2	530.9
Deferred tax liabilities:		
Value of business acquired	(453.0)	(477.8)
Net unrealized capital gains	(31.8)	(161.3)
Deferred policy acquisition costs	(123.6)	(91.3)
Other	(0.1)	(9.8)
Total gross liabilities	(608.5)	(740.2)
Net deferred income tax liability	$ (183.3)	$ (209.3)

Net unrealized capital gains and losses are presented as a component of Other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote. Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

The Internal Revenue Service ("IRS") has completed its examination of the Company's returns through tax year 2001. The current and prior period provisions reflect non-recurring favorable adjustments resulting from a reduction in the tax liability that no longer needs to be provided based on the results of the current IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the positions. The IRS has commenced examination of the Company's returns for tax years 2002 and 2003. There are also various state audits in progress.

8.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $21.4, $19.0, and $15.1, for 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.5, $8.0, and $7.1, in 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2005 and 2004.

	2005	2004
Change in Benefit Obligation:		
Defined benefit obligation, January 1	$ 104.1	$ 101.6
Service cost	-	-
Interest cost	6.0	5.9
Benefits paid	(9.7)	(16.2)
Plan amendment	-	0.3
Actuarial loss on obligation	6.4	12.5
Defined benefit obligation, December 31	$ 106.8	$ 104.1
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -
Funded Status:		
Funded status at December 31	$ (106.8)	$ (104.1)
Unrecognized past service cost	0.4	0.6
Unrecognized net loss	22.8	15.6
Net amount recognized	$ (83.6)	$ (87.9)

Amounts recognized in the Consolidated Balance Sheet consist of:

Accrued benefit cost	$ (101.8)	$ (105.2)
Intangible assets	0.4	0.6
Accumulated other comprehensive income	17.8	16.7
Net amount recognized	$ (83.6)	$ (87.9)

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2005 and 2004, the accumulated benefit obligation was $106.8 and $107.7, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2005 and 2004 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2005	**2004**
Discount rate at beginning of period	6.00%	6.25%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of ING Americas' Retirement Plan. Based upon all available information, it was determined that 5.50% was the appropriate discount rate as of December 31, 2005, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 5.50% discount rate will also be used to determine the Company's 2006 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2005	**2004**	**2003**
Discount rate	6.00%	6.25%	6.75%
Rate of increase in compensation levels	4.00%	3.75%	3.75%

The weighted average assumptions used in calculating the net pension cost for 2005 were as indicated above (6.00% discount rate, 4.00% rate of compensation increase). Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2005, 2004, and 2003, were as follows:

	2005	2004	2003
Interest cost	$ 6.0	$ 5.9	$ 6.9
Net actuarial loss recognized in the year	1.3	-	0.9
Unrecognized past service cost recognized in the year	0.2	0.2	0.2
The effect of any curtailment or settlement	0.3	0.1	-
Net periodic benefit cost	$ 7.8	$ 6.2	$ 8.0

Cashflows

There are no 2006 employer expected contributions. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2006 through 2010, and thereafter through 2015, are estimated to be $13.5, $13.6, $13.2, $9.8, $9.6, and $30.2, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America will make changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. The Company match equals 50% of a participant's pre-tax deferral contribution, with a maximum of 3% of the participant's pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2005, 2004, and 2003, were not significant.

9. **Related Party Transactions**

Operating Agreements

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC records a fee, which is paid quarterly, based on the value of the general account AUM. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $61.7, $58.8, and $53.8, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $138.5, $132.9, and $136.4, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, net expenses related to the agreement were incurred in the amount of $17.8, $8.6, and $19.2, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Investment Advisory and Other Fees

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts amounted to $263.0, $209.2, and $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management Co.) in 2005, 2004, and 2003, respectively.

Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from the other. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense of $0.7, $0.2, and $0.1, for the years ended December 31, 2005, 2004, and 2003, respectively, and earned interest income of $1.0, $1.3, and $0.9, for the years ended December 31, 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, respectively, ILIAC had $131.0 and $25.0 receivable from ING AIH under this agreement.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 notes receivable from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the year ended December 31, 2005 was $11.1 and minimal for the year ended December 31, 2004.

Tax Sharing Agreement

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Capital Transactions

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 and 2005. In March 2006, ILIAC paid a cash dividend of $131.0 to Lion.

ILIAC did not receive capital contributions from Lion in 2005 and 2004, and received $230.0 in capital contributions from Lion during 2003.

10. **Financing Agreements**

ILIAC maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2005 and 2004, ILIAC did not have any amounts outstanding under the revolving note facility.

ILIAC also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

$75.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2005. As December 31, 2005, ILIAC did not have any amounts outstanding under the line-of-credit agreement.

Prior to September 30, 2005, ILIAC also maintained a $125.0 uncommitted revolving note facility with SunTrust Bank, Atlanta. Under the agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2004, ILIAC had no outstanding balances under this facility.

Also see Financing Agreements in the Related Party Transactions footnote.

11.   Reinsurance

At December 31, 2005, the Company had reinsurance treaties with 6 unaffiliated reinsurers and 1 affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

The Company has assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $17.8 and $19.3 were maintained for this contract as of December 31, 2005 and 2004, respectively.

Reinsurance ceded in force for life mortality risks were $24.2 and $26.1 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, net receivables were comprised of the following:

	2005	2004

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Claims recoverable from reinsurers	$	2,806.6	$	2,903.0
Payable for reinsurance premiums		(1.7)		(0.9)
Reinsured amounts due to an unaffiliated reinsurer		(0.3)		0.2
Reserve credits		1.1		1.5
Other		(9.0)		(2.5)
Total	$	2,796.7	$	2,901.3

Included in the accompanying financial statements are net policy benefit recoveries of $13.1, $19.3, and $22.5, for the years ended December 31, 2005, 2004, and 2003, respectively.

Premiums and Interest credited and other benefits to contractowners included the following premiums ceded and reinsurance recoveries for the years ended December 31, 2005, 2004, and 2003.

		2005		2004		2003
Premiums ceded under reinsurance	$	215.7	$	245.4	$	265.2
Reinsurance recoveries		350.5		375.9		366.7

12. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under various operating leases, the latest term of which expires in 2011.

For the years ended December 31, 2005, 2004, and 2003, rent expense for leases was $17.4, $17.2, and $18.1, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2006 through 2009 are estimated to be $17.0, $15.6, $2.6, and $1.5, respectively, and $0.7 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also,

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $516.7, $398.0 of which was with related parties. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $778.2, $440.4 of which was with related parties. During 2005 and 2004, $42.4 and $19.8, respectively, was funded to related parties under off-balance sheet commitments.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance;

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

13. Accumulated Other Comprehensive Income

Shareholder's equity included the following components of Accumulated other comprehensive income as of December 31, 2005 and 2004.

	2005	2004	2003
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ (22.2)	$ 482.1	$ 615.1
Equity securities, available-for-sale	3.2	8.7	13.8
Derivatives	4.2	-	3.7
DAC/VOBA adjustment on available-for-sale securities	5.1	(9.5)	(19.6)
Sales inducements amortization adjustment on available-for-sale securities	0.1	(0.1)	-
Premium deficiency reserve adjustment	(23.6)	-	-
Other investments (primarily limited partnerships)	1.2	1.3	57.3
Less: allocation to experience-rated contracts	(48.6)	357.5	491.5
Subtotal	16.6	125.0	178.8
Less: deferred income taxes	10.3	41.2	62.8
Net unrealized capital gains	6.3	83.8	116.0
Minimum pension liability, net of tax	(11.6)	(16.7)	-
Accumulated other comprehensive (loss) income	$ (5.3)	$ 67.1	$ 116.0

Net unrealized capital (losses) gains allocated to experience-rated contracts of $(48.6) and $357.5 at December 31, 2005 and 2004, respectively, are reflected on the

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

Changes in Accumulated other comprehensive income related to changes in net unrealized capital gains and losses on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	**2004**	**2003**
Fixed maturities, available-for-sale	$ (504.3)	$ (133.0)	$ (125.8)
Equity securities, available-for-sale	(5.5)	(5.1)	17.9
Derivatives	4.2	(3.7)	3.7
DAC/VOBA adjustment on available-for-sale securities	14.6	10.1	4.4
Sales inducements amortization adjustment available-for-sale securities	0.2	(0.1)	-
Premium deficiency reserve adjustment	(23.6)	-	-
Other	(0.1)	(56.0)	25.9
Less: allocation to experience-rated contracts	(406.1)	(134.0)	(71.6)
Subtotal	(108.4)	(53.8)	(2.3)
Deferred income taxes	(30.9)	(21.6)	(0.8)
Net change in unrealized capital losses	$ (77.5)	$ (32.2)	$ (1.5)

Changes in Accumulated other comprehensive income, net of DAC/VOBA and tax, related to changes in net unrealized gains and losses on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	**2004**	**2003**
Net unrealized holding losses arising during the year [1]	$ (38.2)	$ (1.8)	$ (31.9)
Less: reclassification adjustment for gains (losses) and other items included in net income [2]	39.3	30.4	(30.4)
Net unrealized losses on securities	$ (77.5)	$ (32.2)	$ (1.5)

(1) Pretax unrealized holding losses arising during the period were $(53.4), $(3.0), and $(48.9), for the years ended December 31, 2005, 2004, and 2003, respectively.

(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $55.0, $50.8, and $(46.6), for the years ended December 31, 2005, 2004, and 2003, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements(Dollar amount in millions, unless otherwise stated)

14. Reclassifications and Changes to Prior Year Presentation

Statements of Cash Flows

During 2005, certain changes were made to the Statements of Cash Flows for the year ended December 31, 2003 to reflect the correct balances, primarily related to short-term loans. As the Company has determined these changes as immaterial, the Statements of Cash Flows for the year ended December 31, 2003 has not been labeled as restated. The following table summarizes the adjustments:

2004		**Previously Reported**		**Adjustment**		**Revised**
Net cash provided by operating activities	$	1,021.7	$	(22.4)	$	999.3
Net cash used in investing activities		(543.2)		5.9		(537.3)
Net cash used in financing activities		(349.0)		16.4		(332.6)
2003						
Net cash provided by operating activities	$	1,058.3	$	55.9	$	1,114.2
Net cash used in investing activities		(2,043.5)		(14.4)		(2,057.9)
Net cash used in financing activities		977.6		(41.4)		936.2